

## 2024 Notice of Annual Meeting of Stockholders

**PROXY STATEMENT & ANNUAL REPORT ON FORM 10-K**



# Notice of 2024 Annual Meeting of Stockholders

The 2024 annual meeting of stockholders of Valero Energy Corporation is scheduled to be held in a virtual format as follows:

**MEETING DATE & TIME:**

Wednesday, May 15, 2024

11 a.m., Central Time

**MEETING SITE:**

www.virtualshareholdermeeting.com/VLO2024

**RECORD DATE:**

March 18, 2024 (close of business)

The purpose of the annual meeting is to consider and vote on the following:

| Voting Matters | Board Recommendation | Proxy Statement Disclosure Begins on |
|---|---|---|
| (1) Elect Directors | **FOR** **each director nominee** | p.7 |
| (2) Advisory vote to approve 2023 executive compensation | **FOR** | p.91 |
| (3) Ratify KPMG LLP as independent auditor | **FOR** | p.92 |
| (4) Other matters, if any, properly brought before the meeting | | |

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
March 26, 2024

By order of the Board of Directors,

Richard J. Walsh

Senior Vice President, General Counsel and Secretary



# Table of Contents

| | |
|---|---|
| **What We're Doing on GHG Emissions and Climate** | 1 |
| **What We're Doing on Cybersecurity/IT, Compliance, and Human Capital Management** | 4 |
| **Our Engagement Efforts and Responsiveness** | 5 |
| **Overview of Our Risk Management and Oversight Structure** | 6 |
| **Proposal No. 1—Election of directors** | 7 |
| Information Concerning our Director Nominees | 7 |
| Summary of Each Director Nominee's Skills, Experience, and Attributes | 8 |
| Nominees | 9 |
| **How Our Board is Structured, Governed, and Operates** | 15 |
| Our Directors' Demonstrated Commitment in 2023 | 15 |
| Overview of Our Board Committees | 15 |
| How We Maintain an Effective Board and Strong Director Performance | 20 |
| Director Overboarding Policy | 20 |
| Director Refreshment and Retirement | 20 |
| Annual Board and Committee Evaluation Process | 21 |
| New Director Orientation and Onboarding | 21 |
| Director Continuing Education | 22 |
| Our Board's Leadership Structure and Strong Independent Oversight | 22 |
| Recent Separation of Our Chairman and CEO Roles | 22 |
| The Role of Our Executive Chairman | 23 |
| Our Board's Strong Counterbalance of Independent Leadership and Oversight | 23 |
| The Role of Our Independent Lead Director | 23 |
| Ongoing Evaluation and Consideration by the Board | 23 |
| How Our Board is Involved in CEO and Senior Executive Succession Planning | 24 |
| How Our Director Nominees are Selected | 24 |
| Additional Details on Our Risk Management and Oversight Structure | 25 |
| **Risk Assessment of Compensation Programs** | 27 |
| **Compensation Discussion and Analysis (including table of contents for section)** | 28 |
| Robust Say-On-Pay Engagement and Response | 28 |
| Executive Compensation in Summary | 29 |

| | |
|---|---|
| Elements of Executive Compensation | 42 |
| **Human Resources and Compensation Committee Report** | 63 |
| **Compensation Consultant Disclosures** | 64 |
| **Equity Compensation Plan Information** | 65 |
| **Executive Compensation** | 66 |
| Summary Compensation Table | 66 |
| Grants of Plan-Based Awards | 69 |
| Outstanding Equity Awards at December 31, 2023 | 73 |
| Option Exercises and Stock Vested | 75 |
| Post-Employment Compensation | 76 |
| Nonqualified Deferred Compensation | 78 |
| Potential Payments Upon Termination or Change of Control | 79 |
| **Director Compensation** | 83 |
| **Pay Ratio Disclosure** | 85 |
| **SEC Pay Versus Performance** | 86 |
| **Proposal No. 2—Advisory vote to approve compensation of named executive officers** | 91 |
| **Proposal No. 3—Ratify appointment of KPMG LLP as independent auditor** | 92 |
| **KPMG LLP Fees** | 93 |
| **Report of the Audit Committee for Fiscal Year 2023** | 94 |
| **Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership** | 95 |
| **2024 Annual Meeting of Stockholders—Important Voting and Meeting Information** | 99 |
| **Miscellaneous** | 104 |
| Governance Documents and Codes of Ethics | 104 |
| Stockholder Communications, Nominations, and Proposals | 104 |
| Other Business | 105 |
| Financial Statements | 105 |
| Householding | 105 |
| Transfer Agent | 106 |

Our Board is soliciting proxies to be voted at our annual meeting of stockholders to be held on May 15, 2024 (the "Annual Meeting"). The accompanying notice describes the time, place, and purpose of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned. Unless otherwise indicated, the terms "Valero," "we," "our," and "us" in this proxy statement may refer to Valero Energy Corporation, to one or more of our consolidated subsidiaries and/or consolidated joint ventures, or to all of them taken as a whole. "Board" means our board of directors. Holders of record of our common stock, par value $0.01 ("Common Stock" or "Valero Common Stock"), at the close of business on March 18, 2024 (the "Record Date") are entitled to vote on the matters presented at the Annual Meeting. Our proxy materials are first being sent or made available on or about March 26, 2024, to stockholders entitled to vote at the Annual Meeting. See also "2024 Annual Meeting of Stockholders—Important Voting and Meeting Information."

# About This Proxy Statement



**Policies and Procedures**

This proxy statement includes statements regarding various policies, values, standards, approaches, methodologies, procedures, processes, systems, programs, initiatives, assessments, technologies, practices, and similar measures related to our environmental, social, and governance ("ESG") and sustainability-related data, disclosures, targets, ambition, actions, and compliance systems (collectively, "Policies and Procedures"). References to Policies and Procedures in this proxy statement do not represent guarantees or promises about their efficacy or continued implementation or use, or any assurance that any such Policies and Procedures will apply in every case. While we believe that our Policies and Procedures reflect our business strategy and are reasonable at the time made or used, as our business or applicable methodologies, standards, or regulations develop and evolve, we may revise or cease reporting or using certain Policies and Procedures if we determine that they are no longer advisable or appropriate. Such Policies and Procedures are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, and there may be circumstances, factors, or considerations that may cause different implementation thereof, revised or discontinued use thereof, or exceptions in specific instances.

**Forward-Looking Statements**

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, statements about our Policies and Procedures. You can identify forward-looking statements by words such as "should," "see," "strive," "pursue," "potential," "committed," "advancing," "developing," "evaluating," "intend," "anticipate," "forecast," "track," "would," "continue," "poised," "focused," "opportunity," "scheduled," "believe," "estimate," "expect," "seek," "could," "may," "target," "goal," "ambition," "aspiration," "plan," or other similar expressions that convey the uncertainty of future events or outcomes. Forward-looking statements in this proxy statement also include those relating to our 2025 and 2035 greenhouse gas ("GHG") emissions reduction/displacement targets, our 2050 ambition regarding GHG emissions reductions/displacements, our support of the development of an onboard $CO_2$ capture system, statements relating to our low-carbon fuels strategy, our Board leadership structure, including with respect to our Lead Director, Executive Chairman, and Chief Executive Officer ("CEO"), expected timing of completion, cost, and performance of projects, future market, regulatory, and industry conditions, future operating and financial performance, expected issuance and timing of future reports and disclosures, future production and manufacturing ability and size, and management of future risks, among other matters. It is important to note that actual results could differ materially from those projected in such forward-looking statements based on numerous factors, including those outside of our control, such as legislative or political changes or developments, market dynamics, cyber attacks, weather events, and other matters affecting our operations or the demand for our products. These factors also include, but are not limited to, the uncertainties that remain with respect to current or contemplated legal, political, or regulatory developments that are adverse to or restrict refining and marketing operations, or that impose profits, windfall, or margin taxes, or impose penalties or caps, global geopolitical and other conflicts and tensions, the impact of inflation on margins and costs, economic activity levels, and the adverse effects the foregoing may have on Valero's business plan, strategy, operations, and financial performance. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in our filings with the Securities and Exchange Commission (the "SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, and other reports filed with the SEC and made available on our website at www.valero.com. These risks could cause actual results, actions, and Policies and Procedures to differ materially from those contained in any forward-looking statement. Such statements speak only as of the date of this proxy statement and we do not intend to update these statements unless we are required by applicable securities laws to do so.

**Available Information**

This proxy statement references various ESG, sustainability, and climate-related reports, policies, disclosures, and third-party conclusions, as well as reports, policies, and disclosures on certain compliance, and human capital matters. Many of these reports, policies, and disclosures, such as the 2023 Environmental Justice Audit Report, the 2023 Racial Equity Assessment, our ESG Reports, Task-Force on Climate-related Financial Disclosures ("TCFD") reports, report disclosing certain U.S. employment data that corresponds to our 2022 U.S. Equal Employment Opportunity Information ("EEO-1") Report (filed in 2023), 2025 and 2035 GHG emissions reductions/displacement targets, and GHG assurance, verifications, and validations, among others items, are published on our website at www.valero.com > Investors > ESG > Reports and Presentations and Investors > ESG > Governance Documents. Our climate-lobbying report and disclosures concerning our political engagement, climate-lobbying, and trade associations are available on our website (under Investors > ESG > Political Engagement). These reports, policies, disclosures, and third-party conclusions, as well as those referenced elsewhere in this proxy statement, are not themselves part of this proxy statement, are not "soliciting material," are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. References to website URLs are intended to be inactive textual references only. Certain disclosures in this proxy statement represent a good faith effort by us to address our actions, initiatives, and performance on an array of broadly defined sustainability-related topics of interest to certain parties. The inclusion of or reference to any such information in this proxy statement is not an indication that this information or statements related thereto are necessarily material to investors or require disclosure in our filings with the SEC.

INTENTINALLY LEFT BLANK

# WHAT WE'RE DOING ON GHG EMISSIONS AND CLIMATE

## GHG Emissions Strategy

**2025 Short-Term GHG Target.** In 2022, our performance exceeded our 2025 target to reduce/displace the equivalent of 63% of the tonnage from our global refinery Scope 1 and 2 GHG emissions, three years early. In 2023, we continued to exceed this target.[1]

**2035 Medium-Term GHG Target.** We have established and disclosed a target to reduce/displace the equivalent of 100% of the tonnage from our global refinery Scope 1 and 2 GHG emissions by 2035, and we are on track to achieve this target.[1]

**2050 Long-Term Ambition Covering Scopes 1, 2, 3, and 4.** We have disclosed our 2050 long-term ambition to reduce/displace company-wide GHG emissions for Scopes 1, 2, 3, and 4 by more than 45 million metric tons of $CO_2e$.[1]

**Scope 3 Intensity.** For the past two years, we have disclosed Scope 3 Intensity in kg $CO_2e$ per barrel of company refining throughput and production/sales of low-carbon fuels, which demonstrates lower GHG emissions from the use of all our products relative to peer performance.[2]

**Independent Third-Party Assurance.** Since 2021, we have engaged one or more independent third parties to evaluate, validate, and/or verify our GHG emissions disclosures, which we intend to continue completing annually going forward. In 2023, this included limited assurance on/of:

- our company-wide 2022 GHG emissions (Scope 1 and 2)[3], including refining, renewable diesel, and ethanol;
- our company-wide 2022 life cycle GHG emissions displacements from our renewable diesel and ethanol production, as well as the blending of and credits from low-carbon fuels;
- our company-wide 2022 Scope 3 Intensity[2]; and
- the validation of our 2035 GHG emissions reduction/displacement target.

## TCFD Reporting Under Multiple Demand Scenarios

**2022 TCFD Report (Net Zero by 2050 Scenario).** In 2022, we engaged HSB Solomon Associates LLC ("Solomon"), a leading refining benchmarking data provider and advisory firm, to conduct an independent scenario analysis using the hypothetical assumptions of the International Energy Agency's ("IEA") Net Zero by 2050 Scenario ("NZE 2050 Scenario"). **As described in our 2022 TCFD Report, Solomon concluded that under the IEA's NZE 2050 Scenario as applied by it, our overall refining portfolio would be resilient, and our strategy of continuing to operate one of the most competitive and efficient refining fleets would be aligned with the net zero goals of the Paris Agreement.[4]**

**2018 and 2021 TCFD Reports (2°C and Well-Below 2°C Hypothetical Scenarios).** We also published a TCFD Report in 2018, with Solomon using assumptions consistent with one of the IEA's 2°C demand scenarios, and in 2021, with Solomon using the assumptions of the IEA's Sustainable Development Scenario (which is described as a well-below 2°C scenario), and in each case Solomon concluded that our overall refining portfolio would be resilient in these hypothetical low-carbon marketplaces.[4]

## Low-Carbon Projects, Investments, and Innovation

**Growing our Low-Carbon Fuels Production.** Low-carbon fuels are viewed by the United Nations ("U.N.") Intergovernmental Panel on Climate Change ("IPCC")[5] and IEA[6] as critical to net zero by 2050 ambitions. Furthermore, the recent U.N. Climate Change Conference ("COP 28") resulted in a multilateral agreement that explicitly calls for contributions to GHG emissions reductions through several technologies, including, among others, low-carbon fuels and carbon capture and utilization and storage.[7]

---

[1] Page 16 of our 2023 ESG Report sets forth the waterfall chart for our 2035 GHG emissions target and the notes at the end of such report contain additional information on our GHG emissions targets and ambition.

[2] The notes at the end of our 2022 and 2023 ESG Reports contain additional information on Scope 3 Intensity and peers.

[3] Location-based and market-based calculations.

[4] Pages 4-5 and 29-30 of our 2022 TCFD Report contain additional information on Solomon's analysis.

[5] See IPCC, 2022: Climate Change 2022: Mitigation of Climate Change. Contribution of Working Group III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [P.R. Shukla, J. Skea, R. Slade, A. Al Khourdajie, R. van Diemen, D. McCollum, M. Pathak, S. Some, P. Vyas, R. Fradera, M. Belkacemi, A. Hasija, G. Lisboa, S. Luz, J. Malley, (eds.)]. Cambridge University Press, Cambridge, UK and New York, NY, USA. doi: 10.1017/9781009157926.

[6] See IEA (2022), World Energy Outlook 2022, IEA, Paris https://www.iea.org/reports/world-energy-outlook-2022, License: CC BY 4.0 (report); CC BY NC SA 4.0 (Annex A).

[7] See the COP 28 agreement, published on December 13, 2023, available at: https://unfccc.int/sites/default/files/resource/cma2023_L17_adv.pdf at paragraphs 28 and 29.

In 2022, we started up our new renewable diesel plant next to our Port Arthur refinery, which increased our total production capacity of renewable diesel to approximately 1.2 billion gallons per year and renewable naphtha (used as a blendstock in renewable gasoline and as a feedstock in low-carbon plastics) to approximately 50 million gallons per year.

**Low-Carbon Capital Expenditures and Allocation.** As of December 31, 2023, we have invested $5.4 billion in our low-carbon fuels businesses[8], and we expect additional growth opportunities in this area. In evaluating low-carbon projects, we have held them to the same minimum after-tax internal rate of return as our refining projects.

**Sustainable Aviation Fuel ("SAF").** In January 2023, we announced the final investment decision on a large-scale project to produce SAF at our renewable diesel plant in Port Arthur, Texas. This project is expected to be completed in the first quarter of 2025 for a total cost of $315 million[9] and is also expected to give the plant the optionality to upgrade approximately 50 percent of its current 470 million gallon renewable diesel annual production capacity to SAF, which is expected to make it one of the largest SAF manufacturers in the world.

**Carbon Capture and Sequestration ("CCS").** We continue evaluating CCS projects at our ethanol plants to sequester biogenic $CO_2$ streams and increase the value of this product and at our refineries to contribute to reducing GHG emissions as part of high return projects.

**Other Low-Carbon Opportunities.** In addition to the projects mentioned above, the following are examples of other low-carbon projects that we are evaluating, developing, and/or advancing:

- *Fiber Cellulosic Ethanol*. We expect to continue using our production of fiber cellulosic ethanol, a second-generation fuel that uses enzymes to convert waste fibers into fuel and offers a lower carbon intensity than traditional ethanol.
- *Alcohol-to-Jet*. Alcohol-to-Jet is another low-carbon pathway to produce SAF and certain of our ethanol plants may be advantaged in the potential production of jet fuel from low-carbon ethanol given their abundant supply of ethanol and potential for sequestration of $CO_2$.
- *Low-Carbon Hydrogen*. We are evaluating or developing opportunities to participate in the hydrogen economy, including (i) low-carbon hydrogen from renewable propane at two of our refineries, and (ii) low-carbon hydrogen at our renewable diesel plants to further decrease the carbon intensity of certain low-carbon products, including renewable propane, renewable naphtha, SAF, and renewable diesel.
- *Renewable Natural Gas*. We are processing renewable natural gas from municipal solid waste in our hydrogen plant at one of our refineries. In turn, the low-carbon hydrogen is used to produce lower carbon transportation fuels, which are valued above petroleum fuels in certain jurisdictions that have statutory or other GHG emissions reduction targets or goals.
- *Renewable Gasoline and Low-Carbon Plastics*. As noted above, renewable naphtha can be used to produce renewable gasoline, low-carbon plastics, and other products, and in 2022, we increased our total annual production capacity of renewable naphtha to approximately 50 million gallons per year.
- *Renewable Propane*. Renewable propane is a byproduct of the renewable diesel production process and can be used in the production of low-carbon hydrogen, as a petrochemical feedstock, or as a low-carbon fuel.
- *Renewable Arctic Diesel*. We produce renewable arctic diesel, a niche grade product, for use in Arctic climates.

## Additional Reporting and Disclosures

**Value Chain Analysis for GHG Emissions.** In 2022, we analyzed our value chain for GHG emissions disclosures. Despite reviewing millions of transactions with thousands of counterparties upstream and downstream of our refineries, this analysis proved to be complicated and yielded insufficient data to meaningfully quantify GHG emissions related to the use of the products we manufacture. To address such limitations, we disclose Scope 3 Intensity relative to peer performance, as noted above.[10]

**CDP Climate Change Questionnaire.** In 2023, for the third consecutive year, we submitted responses to the CDP's Climate Change Questionnaire. We have committed to respond annually.

---

[8] Our investment in our low-carbon fuels businesses consists of $3.6 billion in capital investments to build our renewable diesel business (including SAF), and $1.8 billion to build our ethanol business. Capital investments in our renewable diesel business represent 100 percent of the capital investments made by Diamond Green Diesel Holdings LLC, a consolidated joint venture. See pg. 4 of our Annual Report on Form 10-K for the year ended December 31, 2023, for more information on SAF.

[9] Half of the project's estimated cost is attributable to Valero.

[10] The pages near the end of our 2022 TCFD Report contain additional information on our value chain analysis. The notes at the end of our 2022 and 2023 ESG Reports contain additional information on Scope 3 Intensity and peers.

**Climate-Lobbying Report.** In 2023, we again (i) reported on all trade associations to which we pay $50,000 or more annually, and (ii) conducted a climate-lobbying alignment analysis with respect to certain trade associations with lobbying activities and updated the climate-lobbying report published on our website. This assessment concluded that these trade associations that conduct lobbying activities are substantially aligned with, or are in the process of being aligned with, our vision of providing affordable and sustainable energy while reducing GHG emissions.[11]

**SASB Reports.** In 2023, for the fourth consecutive year, we included within our ESG Report (previously our Stewardship and Responsibility Report) our annual SASB Report for current year data that also aligns our performance data with the recommendations of the SASB framework in the Oil and Gas – Refining and Marketing industry standard at the time of the report.[12]

**2023 ESG Report.** In August 2023, we published our 2023 ESG Report, which contains new and updated disclosures on a variety of topics, including new and emerging technologies that can contribute to the reduction of GHG emissions of transportation fuels, health, safety, and environmental ("HSE") performance, including environmental management systems, metrics reporting, water management and biodiversity projects, as well as our GHG emissions targets and ambition, reliability, human capital management, community engagement, environmental justice, governance, and compliance.

**Environmental Justice Audit Report and Racial Equity Assessment.** In February 2023, we published on our website (i) the Audit of Valero's Environmental Justice Commitments and Actions (the "2023 Environmental Justice Audit Report") containing the results of an independent audit of our environmental justice commitments and actions conducted by a third-party consultant with expertise in social/environmental justice and community assessments, and (ii) a racial equity assessment we commissioned from an independent civil rights expert (the "2023 Racial Equity Assessment"). The conclusions of the independent 2023 Environmental Justice Audit Report and 2023 Racial Equity Assessment were positive with respect to our racial equity and environmental justice disclosures, actions, policies, practices, and commitments.

**Environmental Justice Policy Statement.** We were one of the first major energy companies to have a formal environmental justice policy. Our long-standing written *Environmental Justice Policy Statement* is included in our 2023 ESG Report, and is also published and available as a separate document on our website.

## Linking Compensation to HSE, Sustainability, and Climate-Related Initiatives

**Energy Transition Modifier to Performance Shares.** In 2021, the Human Resources and Compensation Committee strengthened the ties between executive compensation and our low-carbon fuels strategy through the inclusion of an energy transition modifier to the performance share component of our long-term incentive ("LTI") program.

**Annual Bonus.** Valero's annual bonus program includes both HSE performance and ESG efforts and improvement measures. See "Compensation Discussion and Analysis" below for additional information.

## Board Oversight—HSE, Public Policy, Sustainability, and Climate

**Approach to Oversight.** The Board considers Valero's risk management and oversight to be a responsibility of the full Board. **The full Board frequently reviews and discusses various sustainability and climate-related matters directly, and Valero's low-carbon fuels strategy is a priority and focus for the full Board.** In order to manage and oversee the broad-ranging, complex, and interrelated challenges and opportunities presented by such matters, each of the Board's committees also assists the full Board with oversight of certain sustainability and climate-related matters within its area of respective responsibility or expertise. Public policy, sustainability, and climate-related matters are a particular focus of the Sustainability and Public Policy Committee, **and such matters have been discussed at every meeting the committee has ever held. The committee also receives, at least annually, a report on Valero's HSE efforts and climate lobbying and political activities.**

**Sustainability and Public Policy Committee. The structure and composition of the Sustainability and Public Policy Committee was specifically tailored to enhance the Board's oversight of HSE, public policy, sustainability, and climate-related matters, and its committee charter codifies its oversight and responsibilities with respect to such matters.** The committee is currently chaired by Ms. Majoras, and its other members are the chairs of Valero's other Board committees and its Lead Director. We also encourage, but do not require, all directors to attend meetings of the committee. This structure allows the HSE, public policy, sustainability, and climate-related matters discussed at Sustainability and Public Policy Committee meetings to permeate all of the meetings of the Board and its other committees, and facilitates effective oversight of such matters.

See "How Our Board is Structured, Governed, and Operates" below for additional information.

---

[11] Valero's climate-lobbying report provides information on key trade associations with lobbying efforts to which we paid more than $50,000 in annual dues from July 1, 2022 to June 30, 2023.

[12] SASB is now the Value Reporting Foundation. Our 2023 SASB Report is included within our 2023 ESG Report.

# WHAT WE'RE DOING ON CYBERSECURITY/IT, COMPLIANCE, AND HUMAN CAPITAL MANAGEMENT

## Cybersecurity and Information Technology ("IT") Highlights

**Cybersecurity Training.** Our employees are typically required to complete at least annual cybersecurity training.

**Cybersecurity Awareness Month Campaign.** We typically hold an annual company-wide cybersecurity awareness month campaign to better inform employees about the importance of this topic, which has included the hosting of a special presentation on current events and threats by a third-party security and compliance consultant.

**Third-Party Expert Review/Audit. We have periodically engaged a third-party expert to help conduct our cybersecurity and risk assessment testing, including annual Payment Card Industry Data Security Standard testing and firewall reviews, and penetration testing as needed. A third-party expert also periodically reviews our information security framework.**

**Annual Incident Response Exercises.** Each year we perform tabletop exercises with a company-wide cross-functional team that is facilitated by a third-party expert and is intended to simulate a real-life security incident.

See "How Our Board is Structured, Governed, and Operates" below and our Annual Report on Form 10-K for the year ended December 31, 2023, for additional information.

## Compliance, Business Conduct, and Ethics Highlights

**Robust Compliance Training.** We typically require all employees to triennially complete training on our *Code of Business Conduct and Ethics* and periodically require training on other compliance and corporate matters, including conduct and ethics, helpline reporting, and data privacy, among others.

**Promoting Business Ethics Awareness.** We publish our *Code of Business Conduct and Ethics* and *Conduct Guidelines for Business Partners* on our website in multiple languages. Additionally, we typically hold an annual company-wide corporate compliance and ethics week to shine a spotlight on the importance of compliance, business conduct, and ethics.

See "How Our Board is Structured, Governed, and Operates" below for additional information.

## Human Capital Management Highlights

**Our Strong Culture.** We seek to foster a strong team culture that supports our employees. Our company culture and well-defined expectations of ethics and behavior guide the daily work of our employees and support our efforts to produce exceptional company results. From our intern program to our Board, and at all levels in between, we strive to build dynamic and engaged teams. We believe that having individuals from different backgrounds with a variety of talents, experience, education, and perspectives helps create diverse, innovative, and engaged teams, which provide strengths and advantages for our success. Our outreach and recruiting efforts include analyzing and broadening where we recruit and the business partnerships we foster, and ensuring our recruiting teams are trained on objective hiring, along with the importance of hiring candidates who add to our team culture.

**Inclusivity Progress.** Of our total employees as of December 31, 2023, approximately 30 percent of our global professional employees were female, 10 percent of our global hourly employees were female, and 19 percent of total global employees were female. Approximately 38 percent of our U.S. employees as of December 31, 2023, represent racial or ethnic minorities, and 12 percent were veterans or reservists of the U.S. armed forces.

**Valero's Board and Director Nominees. 100 percent of our committee chairs are either women or racially/ethnically diverse.** In 2021, our Nominating and Corporate Governance Committee amended its charter with respect to the committee's search for director candidates to require that the initial list of candidates from which the director is nominated (which is not limited in number) include, but need not be limited to, diverse qualified candidates. **Additionally, 36.4 percent our of director nominees for the Annual Meeting are women and 36.4 percent are racially/ethnically diverse.**

**EEO-1 Report.** In 2023, for the third consecutive year, we published a report on our website with employee data that corresponds to our 2022 EEO-1 report filed in 2023. We have committed to providing this disclosure annually going forward.

See our Annual Report on Form 10-K for the year ended December 31, 2023, for more information.

# OUR ENGAGEMENT EFFORTS AND RESPONSIVENESS

As a manufacturer that strives to help meet the challenge of supplying the world's need for reliable and affordable energy in an environmentally responsible manner, we understand the value in continually seeking, listening to, and acting upon the input of our stockholders and stakeholders. Therefore, we continually engage with our stockholders and stakeholders, both large and small.

## Overview of Our 2023 and 2024 ESG/Compensation Engagement Efforts

The robust ESG/compensation engagement efforts we undertook over the course of 2023 and into 2024 consisted of the following:

- **offering dialogue to our 100 largest stockholders**[13]**;**
- **engaging with stockholders that collectively held approximately 50 percent of our Common Stock**[13]**; and**
- **holding at least 67 different meetings with stockholders and proxy advisory firms**, many of which included the participation of senior leadership on our Board and/or members of our senior management team.

## Our Recent Responses to Stockholder and Stakeholder Feedback

We have recently responded to stockholder and stakeholder feedback by, among other things[14]:

- setting a **2025 GHG emissions reduction/displacement target and exceeding it three years ahead of schedule;**
- setting and disclosing a **2035 GHG emissions reduction/displacement target that an independent third-party validated;**
- setting and disclosing a **2050 GHG emissions reduction/displacement ambition covering Scopes 1, 2, 3, and 4;**
- publishing the **2023 Environmental Justice Audit Report conducted by an independent third-party expert;**
- publishing the **2023 Racial Equity Assessment conducted by an independent third-party expert;**
- disclosing **Scope 3 Intensity that an independent third party verified;**
- publishing our **2022 TCFD Report, which included an independent analysis using the IEA's NZE 2050 Scenario;**
- conducting a value chain analysis for our GHG emissions;
- conducting an annual climate-lobbying alignment analysis;
- responding to the CDP's Climate Change Questionnaire;
- targeting above peer median relative total shareholder return ("TSR") for our performance shares and capping overall performance share payouts at 100 percent of target if our TSR is negative over the performance period[15];
- increasing our *Stock Ownership and Retention Guidelines* for senior executives by 50 percent; and
- **adopting a revised *Executive Compensation Clawback Policy* that goes beyond the minimum requirements of the SEC and the New York Stock Exchange ("NYSE").**

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[13] Measurements reflect our reasonable determinations based on available data and information.
[14] The footnotes and cross-references within "What We're Doing on GHG Emissions and Climate" above contain additional information on these bullets, including Scope 3 Intensity and peers.
[15] Began with February 2023 grants.

# OVERVIEW OF OUR RISK MANAGEMENT AND OVERSIGHT STRUCTURE

Below is an overview of our risk management and oversight structure. The risk management, oversight, and key functions and areas of oversight and responsibility of our Board and its committees are discussed further under "How Our Board is Structured, Governed, and Operates" and "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership."



**Full Board**

- **RISK MANAGEMENT AND OVERSIGHT IS A RESPONSIBILITY FOR THE FULL BOARD.** The full Board exercises its oversight responsibilities directly and through its committees.
- **VALERO'S LOW-CARBON FUELS STRATEGY IS A PRIORITY AND FOCUS FOR THE FULL BOARD.** In fact, for the past three years Valero's low-carbon fuels strategy has been one of the key topics of the Board's annual three-day strategic planning meeting with management.

### Audit Committee

Key functions and areas of oversight and responsibility include Valero's:

- financial statements and public financial information integrity;
- compliance with legal and regulatory requirements, with a focus on those with the potential to impact its financial statements or accounting policies;
- policies and guidelines concerning financial risk exposures and the steps management has taken to monitor and control such exposures;
- global compliance and ethics program, and annual compliance plan;
- independent auditor and internal audit function; and
- initiatives and strategies with respect to cybersecurity and IT risks.

### Human Resources and Compensation Committee

Key functions and areas of oversight and responsibility include:

- risks and other matters related to our compensation and talent management programs, policies, and strategies, including Valero's benefit plans;
- management succession planning for Valero's CEO and other senior executives;
- Valero's initiatives and strategies in the areas of human capital management and leadership development; and
- compliance with Valero's *Stock Ownership and Retention Guidelines*.

### Nominating and Corporate Governance Committee

Key functions and areas of oversight and responsibility include:

- ensuring that the Board and its committees have the necessary mix of knowledge, skills, experience, and other attributes;
- identifying and recommending qualified director nominees;
- developing and recommending a set of corporate governance principles applicable to Valero;
- the Board's and its committees' annual self-evaluation of performance;
- Valero's new director orientation and director continuing education programs; and
- reviewing and acting on any related-party transactions.

### Sustainability and Public Policy Committee

Key functions and areas of oversight and responsibility include:

- HSE matters;
- sustainability and climate-related risks and opportunities;
- corporate responsibility and reputation management;
- social, community, and public policy strategies and initiatives;
- political issues, including political contributions and lobbying activities; and
- compliance with legal and regulatory requirements for the operations of the company.

**Valero's Management/Employees**

Management and other employees engage in day-to-day risk identification and management, and promote safety, through:

- executing our risk identification and management programs, plans, and systems, such as our Commitment to Excellence Management System (CTEMS), Environmental Excellence and Risk Assessment (EERA), and Fuels Management System (FMS);
- taking an interdisciplinary approach that coordinates the views of various teams and subject matter experts ("SMEs") across Valero, and facilitates continual communication on risk-related matters; and
- reporting to the Board and its committees, and engaging with stockholders and stakeholders throughout the year.

# PROPOSAL NO. 1—Election of directors

## (ITEM 1 ON THE PROXY CARD)

 **The Board recommends that the stockholders vote "FOR" each director nominee**

*Annual Election/Non-Classified Board.* We do not have a classified Board. Each of our continuing directors stands for election every year at the annual meeting of stockholders. If elected at the Annual Meeting, all of the nominees listed below will serve as director for a one-year term expiring at the 2025 annual meeting of stockholders. The persons named on the proxy card intend to vote for the election of each of these nominees unless you validly direct otherwise.

*Majority Voting and Proxies.* Under our bylaws, each director is to be elected by the vote of the majority of the votes cast at the Annual Meeting. For this purpose, a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50 percent of the number of votes cast with respect to that director's election. Votes "cast" exclude abstentions. If any nominee is unavailable as a candidate at the time of the Annual Meeting, either the number of directors constituting the full Board will be reduced to eliminate the resulting vacancy, or the persons named as proxies will use their best judgment in voting for any available nominee. See the disclosures under "2024 Annual Meeting of Stockholders—Important Voting and Meeting Information" below for additional information.

## Information Concerning Our Director Nominees

The Board has nominated the 11 individuals listed under "Nominees" below for election as a director at the Annual Meeting. There is no family relationship between any of our executive officers, directors, or director nominees. There is no arrangement or understanding between any director or any other person pursuant to which the director was or is to be selected as a director or nominee. Mr. Nickles, who currently serves on the Board, will retire at the Annual Meeting and is therefore not a nominee. Age and tenure data below is as of December 31, 2023, and tenure data is not rounded up.

### 2024 ANNUAL MEETING—OVERVIEW OF DIRECTOR NOMINEES



**Additional Director Nominee Highlights**

**Effective Mix of Different Skills, Experience, and Other Attributes.** For this year's Annual Meeting, the Board has nominated 11 individuals who bring valuable skills, experience, and other attributes across a number of different areas, as described under "Summary of Each Director Nominee's Skills, Experience, and Attributes" and in the director nominees' respective biographies under "Nominees" below.

**Significant Refreshment of Perspective.** 54.5 percent of this year's director nominees are new compared to 2016.

**Range of Ages.** Our director nominees range in age from 52 to 73.

**Range of Tenure.** 36.4 percent of this year's director nominees have four years or less of tenure.

**Additional Refreshment Expected in Near Term.** Two of this year's director nominees will become subject to our director retirement policy in the next three years (at the 2025 and 2027 annual meetings of stockholders, respectively).

# Summary of Each Director Nominee's Skills, Experience, and Attributes

The table below provides a summary of certain competencies and attributes of the director nominees and the reason such competencies are important to Valero and in selecting each director nominee. The lack of an indicator for an item does not mean that the director does not possess that skill or experience. Rather, **the indicator represents that the item is a key skill and experience that the director brings to the Board.** The backgrounds, skills, experience, and other attributes of our director nominees are further described in the nominees' respective biographies on the following pages and informed the Board in its decision to nominate such individuals as director nominees for the Annual Meeting. All ages are as of December 31, 2023.

| | Diaz | Eberhart | Ffolkes | Gorder | Greene | Majoras | Mullins | Profusek | Riggs | Weisenburger | Wilkins | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SKILLS AND EXPERIENCE** | | | | | | | | | | | | |
| **CEO/LEADERSHIP** adds to the Board's leadership ability and understanding of operations and strategy | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **SUSTAINABILITY/CLIMATE** supports oversight of the sustainability and climate-related risks and opportunities we face, and is valuable to maintaining our license to operate | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **HSE** supports oversight of HSE matters and provides valuable knowledge and perspective on providing safe and responsible operations | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **HUMAN CAPITAL MANAGEMENT** supports oversight on matters such as succession planning, talent and leadership development, retention, compensation, and employee initiatives and strategies | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **CORPORATE GOVERNANCE** provides insight in fostering operational excellence, disciplined capital management, and long-term value, while also facilitating strong Board performance | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **CYBERSECURITY/IT** provides important knowledge and perspective in evaluating and overseeing the cyber and IT risks and opportunities we face | ● | ● | | | ● | ● | | ● | ● | | ● | 7 |
| **FINANCE AND ACCOUNTING** is valuable in evaluating and overseeing our financial statements, capital structure, and financial risks and strategy | ● | ● | ● | ● | ● | ● | | ● | ● | ● | ● | 10 |
| **GLOBAL BUSINESS** provides valuable business knowledge and perspective on our international operations and global markets and dynamics | ● | ● | ● | ● | | | ● | ● | ● | ● | ● | 9 |
| **GOVERNMENT, LEGAL, REGULATORY, AND COMPLIANCE** contributes to the Board's ability to guide us through complex legal, regulatory, and public policy matters, and supports our commitment to compliance, ethics, and integrity | ● | ● | | | ● | ● | ● | ● | ● | ● | ● | 9 |
| **RISK MANAGEMENT** contributes to the identification, assessment, and prioritization of the risks we face | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | 11 |
| **ENERGY INDUSTRY** is important in assessing and managing the risks and opportunities our business faces | ● | ● | ● | ● | ● | ● | ● | ● | ● | | | 9 |
| Upstream | | ● | | ● | | | ● | ● | ● | | | 5 |
| Midstream/Logistics | | ● | ● | ● | | | ● | ● | ● | | ● | 7 |
| Downstream/Industrial Gas/Utilities | | ● | ● | ● | ● | ● | ● | ● | ● | | | 8 |
| **ATTRIBUTES** | | | | | | | | | | | | |
| **GENDER DIVERSITY** | | | | | | | | | | | | |
| Female | | ● | | ● | ● | ● | | | | | | 4 |
| Male | ● | | ● | | | | ● | ● | ● | ● | ● | 7 |
| **RACIAL/ETHNIC DIVERSITY** | | | | | | | | | | | | |
| White | | ● | | ● | ● | ● | ● | | ● | ● | | 7 |
| Black or African American | | | ● | | | | | ● | | | ● | 3 |
| Hispanic or Latino | ● | | | | | | | | | | | 1 |
| **INDEPENDENT** represents directors who are independent under NYSE and SEC standards | ● | ● | ● | | ● | ● | ● | ● | | ● | ● | 9 |

# Nominees



**Age**: 58

**Director Since**: 2021

**Committee**: Audit

**Independent**

## FRED M. DIAZ

**Featured experience, qualifications, and attributes**:
- **GLOBAL BUSINESS, AUTO INDUSTRY, AND RISK MANAGEMENT** – experience as President, Chief Executive Officer and Chairman of the Board of Directors of Mitsubishi Motors North America, Inc. from April 2018 to April 2020 (when he retired), and as General Manager, Performance Optimization Global Marketing and Sales of Mitsubishi Motors Corporation in Tokyo, Japan from July 2017 to April 2018. From April 2013 to July 2017, Mr. Diaz served in a number of roles for Nissan Motor Corporation, including Division Vice President & General Manager - North American Trucks and Light Commercial Vehicles, Sr. Vice President Sales & Marketing and Operations, and Division Vice President, Sales & Marketing and Parts & Service. Mr. Diaz also served in several roles for Fiat Chrysler Automobiles (FCA) from 2004 to April 2013, including President and CEO of the Ram Truck Brand, President and CEO of Chrysler Mexico, Head of National Sales, Regional Managing Director of the Denver Business Center, and Director of Dodge Brand Marketing Communications.
- **SUSTAINABILITY, CLIMATE, AND HUMAN CAPITAL MANAGEMENT** – experience through his leadership and management roles in the auto sector noted above, his current service on the boards of other public companies, including a company focused on designing and developing an electric taxi aircraft (Archer Aviation Inc.), and his current service as a member of sustainability, human resources, audit, and compensation committees for the public companies listed below.
- **FINANCE AND ACCOUNTING** – expertise through his experience noted above as CEO for several companies in the auto sector, where the understanding of and accountability for accurate financial statements and reporting was crucial.
- **GOVERNANCE** – experience through his board and executive roles noted above, and his service as a Board Director Member of the Latino Corporate Directors Association (LCDA), and a National Association of Corporate Directors (NACD) Full Board Member and Certified Board Leadership Fellow.

**Other public company boards (current)**: Archer Aviation Inc., SiteOne Landscape Supply, Inc. (f/k/a John Deere Landscapes LLC), and Smith & Wesson Brands, Inc.

**Prior public company boards (last five years)**: None



**Age**: 70

**Director Since**: 2016

**Committees**: Audit (Chair); and Sustainability and Public Policy

**Independent**

## H. PAULETT EBERHART

**Featured experience, qualifications, and attributes**:
- **GLOBAL BUSINESS LEADERSHIP AND GOVERNANCE** – experience as Board Chair and CEO of HMS Ventures (since 2014), a privately held business involved with technology services and the acquisition and management of real estate. From 2011 through March 2014, she served as President and CEO of CDI Corp., a provider of engineering and IT outsourcing and professional staffing services that was then a public company. She served as a consultant to CDI Corp. from April 2014 to December 2014, and as Board Chair and CEO of HMS Ventures from January 2009 to January 2011. Prior to that, she served as President and CEO at Invensys Process Systems, Inc. ("Invensys"), a process automation company (2007 to 2009), and had an extensive career at Electronic Data Systems Corporation ("EDS") (1978 to 2004), an IT and business process outsourcing company, where she was President of Americas (2003 to March 2004), and President of Solutions Consulting (2002 to 2003). While at Invensys and EDS, she led businesses with clients across the globe.
- **CYBERSECURITY/IT, FINANCE, AND ACCOUNTING** – strong knowledge of the intersection of technology, data, and finance from over four decades of experience in various executive, financial, and operational roles in the technology services and IT sectors noted above, her current service on the board of KORE Group Holdings, Inc. ("KORE"), a public company focused on IoT (internet of things) solutions, and LPL Financial Holdings Inc. ("LPL"), a public company focused on investment and business solutions for independent financial advisors. She is also a Certified Public Accountant.
- **SUSTAINABILITY AND CLIMATE** – knowledge and experience from over a decade of board service in the energy industry, including her former service on the boards of Anadarko Petroleum Corporation ("Anadarko"), Vine Energy Inc. ("Vine"), and Jonah Energy LLC.
- **COMPLIANCE, RISK MANAGEMENT, HSE, AND HUMAN CAPITAL MANAGEMENT** – expertise through her business leadership experience noted above, her current and prior service on the boards of other public companies, including her current service as a member of the compensation committees of LPL and Fluor Corporation ("Fluor"), the commercial strategies and operational risk committee of Fluor, the audit committee of KORE, and the audit and risk committee at LPL, which she chairs. She previously chaired the HSE committee at Vine, and the governance and risk committee at Anadarko (committee responsibilities included HSE oversight), and was also the lead director of Anadarko.

**Other public company boards (current):** Fluor, KORE, and LPL

**Prior public company boards (last five years):** Anadarko and Vine



**Age**: 52

**Director Since**: 2022

**Committee**:
Nominating and
Corporate Governance

**Independent**

## MARIE A. FFOLKES

**Featured experience, qualifications, and attributes**:

- **GLOBAL BUSINESS LEADERSHIP** – expertise as a current managing partner at GenNx360 Capital Partners, a private equity firm (since October 2023). Previously, she served as CEO of Axxelist LLC, a technology real estate company she founded (from December 2021 to December 2023), and as CEO of TriMark USA, LLC ("TriMark") (from January 2020 to December 2021). She was born in Jamaica and has lived and worked in Brazil, China, France, Japan, Korea, Brussels, the U.K., and the U.S.

- **INDUSTRIAL GAS, AUTO INDUSTRY, HSE, AND CYBERSECURITY/IT** – expertise through her experience as President, Industrial Gases, Americas of Air Products & Chemicals, Inc. ("Air Products") from May 2015 to January 2020. From 2011 to May 2015, she served in various executive and senior leadership roles at Tenneco, Inc., including in its group responsible for providing clean air and ride performance products and systems for auto original equipment markets. From 2003 to 2011, she served in various senior leadership roles at Johnson Controls International plc. While at Air Products, she implemented SAP ERP and cybersecurity, and at TriMark, she expanded and deployed enterprise risk management policies to provide oversight on financial, cybersecurity, and regulatory frameworks.

- **SUSTAINABILITY AND CLIMATE** – expertise through her prior service as an appointed member of the Hydrogen and Fuel Cell Technical Advisory Committee, which was established to advise the U.S. Secretary of Energy on the U.S. Department of Energy's hydrogen research, development, and demonstration efforts. While at Air Products, she also attracted business-to-business customers through innovation in sustainable products and programs, such as renewable fuels, hydrogen fueling, carbon sequestration, and renewables and carbon-emissions regulations, to achieve better outcomes for environmental sustainability.

- **HUMAN CAPITAL MANAGEMENT AND GOVERNANCE** – expertise through her business leadership experience noted above, and her current service on the board of Masco Corporation, a publicly traded global manufacturing company, where she serves on the compensation and talent management committee (committee responsibilities include human capital, and diversity and inclusion oversight), and as chair of the corporate governance and nominating committee. She also serves on the Global Advisory Board of the Jerome A. Chazen Institute for Global Business at Columbia Business School.

**Other public company boards:** Masco Corporation
**Prior public company boards (last five years):** None



**Age**: 66

**Director Since**: 2014

**Executive Chairman of the Board**

## JOSEPH W. GORDER

**Featured experience, qualifications, and attributes**:

- **GLOBAL ENERGY BUSINESS LEADERSHIP AND GOVERNANCE** – experience through his service as Valero's Executive Chairman of the Board (since July 1, 2023), Chairman of the Board and CEO (from 2014 through June 30, 2023), and President (from 2012 through January 22, 2020), his prior service as Chairman of the board and CEO of the general partner of Valero Energy Partners LP, a former publicly traded midstream and logistics focused master limited partnership, his European experience noted below, his prior service as a director of Anadarko, and his current service on the PGA Policy Board. As Valero's Chairman and CEO, he steered a repositioning of the company's strategy that has been steadfastly executed for nearly a decade and has been pivotal to Valero's ability to deliver distinctive financial results and peer-leading returns to stockholders, while establishing its position as one of the world's leading manufacturers of low-carbon liquid transportation fuels.

- **REFINING AND MARKETING, HSE, AND RISK MANAGEMENT** – experience as Valero's President and Chief Operating Officer beginning in 2012. Prior to that, he was Executive Vice President and Chief Commercial Officer (beginning in 2011), and led Valero's European operations from its London office. Before that, he held several leadership positions with Valero and Ultramar Diamond Shamrock Corporation ("UDS"), with responsibilities including marketing and supply, and corporate development.

- **SUSTAINABILITY AND CLIMATE** – experience through his various leadership and management roles at Valero over the last two decades, during which time he was integrally involved in Valero's diversification into ethanol and renewable diesel production and, as CEO, steered and positioned Valero's strategy to further increase its investments in economic low-carbon projects.

- **HUMAN CAPITAL MANAGEMENT** – expertise through his executive leadership roles at Valero noted above, where he was actively involved in a wide array of human capital matters facing Valero's employees, including Valero's handling of the COVID-19 pandemic while he was CEO. He also previously served as the chair of the compensation and benefits committee of Anadarko.

**Other public company boards (current):** None
**Prior public company boards (last five years):** Anadarko



**Age**: 57

**Director Since**: 2016

**Committees**:
Nominating and Corporate Governance (Chair); and Sustainability and Public Policy

**Independent**

## KIMBERLY S. GREENE

**Featured experience, qualifications, and attributes**:

- **ENERGY BUSINESS LEADERSHIP** – experience as Board Chair, CEO, and President of Georgia Power Company (since March 31, 2023), and as Board Chair, CEO, and President of Southern Company Gas (from June 2018 to March 30, 2023). She served as Executive Vice President and Chief Operating Officer of the Southern Company from 2014 to May 2018. Prior to that, she was President and CEO of Southern Company Services, Inc. From 2007 to 2013, Ms. Greene served in executive roles with the Tennessee Valley Authority, including Chief Financial Officer, Chief Generation Officer, and Group President, Strategy and External Relations.
- **SUSTAINABILITY, CLIMATE, AND HSE** – expertise through her various leadership and management roles in the natural gas and utilities sector noted above, including on issues related to safety, emerging technologies, innovation, and STEM-related education, her involvement with various renewables projects and technologies at Southern Company and its affiliates, and through her former service on the boards of the American Gas Association (an organization committed to reducing GHG emissions through innovation and technologies) and the Gas Technology Institute (an organization focused on advancing decarbonization solutions).
- **CYBERSECURITY/IT** – expertise through her former service as an Oil & Natural Gas Liaison Co-Lead for the Electric Subsector Coordinating Council, which is the principal liaison between the U.S. federal government and the energy sector concerning national-level disasters or threats to critical infrastructure (including cybersecurity).
- **FINANCE, RISK MANAGEMENT, COMPLIANCE, AND REGULATORY** – experience through her leadership roles at Southern Company and its affiliates noted above, and through her service at the Tennessee Valley Authority (from 2007 to 2013) noted above.
- **GOVERNANCE AND HUMAN CAPITAL MANAGEMENT** – experience through her leadership roles noted above, where she has been intimately involved in governance matters, succession planning, talent and leadership development, retention, compensation, and diversity and inclusion initiatives and strategies. She serves on the boards of the Metro Atlanta Chamber of Commerce, Georgia Research Alliance, Nuclear Electric Insurance Limited, Children's Healthcare of Atlanta, Georgia Historical Society, Georgia Chamber of Commerce, Rowen Foundation, and Woodruff Arts Center, and as a member of the Rotary Club of Atlanta.

**Other current or prior public company boards (last five years):** None



**Age**: 60

**Director Since**: 2012

**Committees**:
Sustainability and Public Policy (Chair); and Nominating and Corporate Governance

**Independent**

## DEBORAH P. MAJORAS

**Featured experience, qualifications, and attributes**:

- **GLOBAL BUSINESS LEADERSHIP, SUSTAINABILITY, AND CLIMATE** – experience as a non-executive director of the Brunswick Group (since September 2023), a strategic advisory firm focused on critical issues and stakeholders at the center of business, politics, and society. From July 2022 to September 2022 (when she retired), she was President and Advisor to the CEO at The Procter & Gamble Company ("P&G"). She previously served as Chief Legal Officer and Secretary of P&G (from 2010 to July 2022), and joined P&G as Senior Vice President and General Counsel in 2008. While at P&G she served on P&G's Global Leadership Council and its ESG Executive Council, and co-created and co-ran P&G's "Citizenship" program, which was the precursor to ESG at P&G.
- **GOVERNMENT, REGULATORY, ENERGY INDUSTRY, AND CYBERSECURITY/IT** – experience through her leadership roles and experience at P&G noted above and in private practice, her experience as Chair of the U.S. Federal Trade Commission ("FTC") from 2004 until 2008, and her service as Deputy Assistant Attorney General in the U.S. Department of Justice, Antitrust Division, from 2001 to 2004. While Chair of the FTC, she gained experience in areas such as oil and gasoline markets, intellectual property, data security, and protecting consumers from cyber and IT risks, such as identity theft, spyware, and deceptive spam. While at the Department of Justice, she oversaw matters across a range of industries, including software, financial networks, media and entertainment, and industrial equipment. She joined the Jones Day law firm in 1991 and became a partner in 1999.
- **HUMAN CAPITAL MANAGEMENT** – experience through her former service on the board of the Leadership Council on Legal Diversity, and through her business leadership experience at P&G noted above, where she oversaw a global legal group of over 500 people, served on P&G's Equality & Inclusion Council, and created and led P&G's post-COVID-19 employee well-being program.
- **GOVERNANCE** – experience through her leadership roles noted above, her current service on another public board listed below, the executive committee of the United States Golf Association, and the boards of Westminster College, and the First Tee Foundation.

**Other public company boards (current):** American Express Company
**Prior public company boards (last five years):** None



**Age:** 61

**Director Since**: 2020

**Committee**: Audit

**Independent**

## ERIC D. MULLINS

**Featured experience, qualifications, and attributes**:

- **ENERGY BUSINESS LEADERSHIP** – experience as Chairman and CEO of Lime Rock Resources, a company that he co-founded in 2005, which acquires, operates, and improves lower-risk oil and natural gas properties. Mr. Mullins oversees all strategic, financial, and operational aspects of the Lime Rock Resources funds. From May 2011 through October 2015, he also served as the Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC, the general partner of LRR Energy, L.P., an oil and natural gas company.
- **SUSTAINABILITY, CLIMATE, HSE, AND RISK MANAGEMENT** – experience through his role as Chairman and CEO of Lime Rock Resources, where he has responsibility for the company's ESG efforts, with focus areas including reducing GHG emissions related to the company's day-to-day operations, eliminating natural gas flaring and methane leaks, plugging and abandoning of non-producing wells, and reducing spills in and around operating sites. He also has experience through his leadership roles discussed above, his current service as chair of the public policy and sustainability committee of ConocoPhillips (committee responsibilities include oversight of social, political, HSE, climate, operational integrity, and public policy matters), and his prior service on the safety and nuclear oversight committee of PG&E Corporation ("PG&E").
- **FINANCE AND ACCOUNTING** – expertise as a former Managing Director in the Investment Banking Division of Goldman Sachs, where he led numerous financing, structuring, and strategic advisory transactions in the division's Natural Resources Group. He also previously served as chair of the audit committee of Anadarko, and on the audit committee of PG&E.
- **GOVERNANCE** – expertise through his business leadership experience discussed above, his current and prior service on other public company boards, and his current service on the board of trustees of the Baylor College of Medicine and the Wheeler Avenue Baptist Church, and as Chairman of the board of directors of the Greater Houston Partnership.

**Other public company boards (current):** ConocoPhillips
**Prior public company boards (last five years):** Anadarko and PG&E



**Age:** 73

**Director Since:** 2005

**Committees**: Human Resources and Compensation; and Sustainability and Public Policy

**Independent**

**Lead Independent Director**

## ROBERT A. PROFUSEK

**Featured experience, qualifications, and attributes**:

- **GLOBAL BUSINESS LEADERSHIP, REGULATORY, AND RISK MANAGEMENT** – expertise as a partner of the Jones Day law firm (a global firm), where he chairs the firm's global mergers and acquisitions ("M&A") practice. Mr. Profusek's legal practice focuses on M&A, takeovers, restructurings, and corporate governance matters.
- **GOVERNANCE, HUMAN CAPITAL MANAGEMENT, AND COMPENSATION** – experience and expertise from nearly five decades of practicing corporate and M&A law, his leadership and management roles at the Jones Day law firm, including his oversight responsibilities as the current chair of one of the firm's largest practice groups, and his current service on the compensation committees of the two other public companies listed below. Mr. Profusek is a frequent speaker regarding corporate takeovers and governance, has authored or co-authored numerous articles, has testified before Congress and the SEC about takeover and compensation-related matters, and is a frequent guest commentator on CNBC, CNN, and Bloomberg TV.
- **SUSTAINABILITY AND CLIMATE** – knowledge and expertise through his extensive legal experience discussed above, where he has advised public and private clients on various sustainability and climate-related issues, and has authored or co-authored multiple articles focusing on the implications of various ESG, sustainability, and climate-related matters for boards and management teams. He also currently serves as chair of the nominating, governance, and sustainability committee of CTS Corporation ("CTS").
- **CYBERSECURITY/IT, HSE, AND ENERGY INDUSTRY** – experience through his current service on the board of CTS, a technology and electronics focused public company, and his experience advising on M&A, governance, financing, and strategic transactions involving companies in the technology industry (including cyber and data analytics), and upstream, midstream, and downstream companies in the oil industry, as well as coal, nuclear, and natural gas generation companies in the utilities industry.

**Other public company boards (current):** CTS and Kodiak Sciences Inc.
**Prior public company boards (last five years):** None

## R. LANE RIGGS



**Age**: 58

**Director Since**: 2023

**Chief Executive Officer and President**

**Featured experience, qualifications, and attributes**:

- **GLOBAL ENERGY BUSINESS LEADERSHIP AND GOVERNANCE** – experience through his service as Valero's CEO and President and a member of the Board (since July 1, 2023), President and Chief Operating Officer (from January 23, 2020 through June 30, 2023), where his responsibilities included logistics and low-carbon fuels operations, Executive Vice President and Chief Operating Officer (from January 1, 2018 through January 22, 2020), his extensive experience in global commodity markets while leading Valero's supply optimization and crude and feedstock supply groups, and the other roles he has held with Valero noted below. He also previously served on the board of the general partner of Valero Energy Partners LP, a former publicly traded midstream and logistics focused master limited partnership, and on the board of Valero's renewable diesel joint venture. As a key member of Valero's management team, Mr. Riggs has long played a vital role in developing and implementing the strategies that Valero has steadfastly executed for nearly a decade, which have been pivotal to Valero's ability to provide peer-leading performance and stockholder returns.

- **REFINING AND MARKETING, HSE, AND RISK MANAGEMENT** – experience through his more than two decades of service at Valero, where he began his career as a Process Engineer at Valero's McKee refinery, and subsequently held numerous leadership positions overseeing refining operations, supply optimization and crude and feedstock supply, and planning and economics, before becoming Valero's CEO and President. Additionally, under Mr. Riggs' leadership as Chief Operating Officer noted above, Valero's refining organization dramatically improved in safety, reliability, cost management, and environmental measures.

- **HUMAN CAPITAL MANAGEMENT, SUSTAINABILITY, AND CLIMATE** – experience through his various leadership roles at Valero and its renewable diesel joint venture noted above. As Valero's President and Chief Operating Officer, his responsibilities included low-carbon fuels operations and he oversaw the renewable diesel expansion project in St. Charles, Louisiana, and the construction of the new renewable diesel plant in Port Arthur, Texas. He has also been intimately involved in the strategic planning and capital decisions involving Valero's other low-carbon projects.

**Other current or prior public company boards (last five years):** None

## RANDALL J. WEISENBURGER



**Age:** 65

**Director Since:** 2011

**Committee**: Human Resources and Compensation

**Independent**

**Featured experience, qualifications, and attributes**:

- **GLOBAL BUSINESS LEADERSHIP, FINANCE, AND ACCOUNTING** – expertise as the managing member of Mile 26 Capital, LLC, an investment fund based in Greenwich, Connecticut (since 2014), and his service from 1998 through 2014 as Executive Vice President and CFO of Omnicom Group Inc. ("Omnicom"), a publicly traded global media, marketing, and communications company. Prior to joining Omnicom, he was a founding member of Wasserstein Perella and a former member of First Boston Corporation. At Wasserstein Perella, he specialized in private equity investing and leveraged acquisitions, and in 1993, he became President and CEO of the firm's private equity subsidiary.

- **SUSTAINABILITY, CLIMATE, HSE, AND CYBERSECURITY/IT** – experience through his current service and leadership positions on the board of MP Materials Corp. ("MP Materials"), a publicly traded company that produces specialty materials that are vital inputs for electrification and other advanced technologies, and states that it currently owns and operates the only integrated rare earth mining and processing site in North America. He currently serves as chair of MP Materials' audit committee (which oversees cybersecurity and ESG), chair of Corsair Gaming Inc.'s ("Corsair Gaming") audit committee (which oversees cybersecurity), and as a member of the health, environmental, safety & security committee of Carnival Corporation and Carnival plc ("Carnival") (which oversees sustainability). Additionally, during his service as CFO at Omnicom noted above, he helped oversee the company's efforts in the areas of corporate ethics, enterprise risk management, and global corporate social responsibility.

- **HUMAN CAPITAL MANAGEMENT AND COMPENSATION** – experience through his role as CFO at Omnicom noted above, where he led efforts to continually develop the skills of the company's finance and operating personnel, and implemented programs for their continuing professional development. He also currently serves as a member of MP Materials' compensation committee, and as chair of the compensation committee of Carnival.

**Other public company boards (current):** Carnival, Corsair Gaming, and MP Materials
**Prior public company boards (last five years):** None



**Age:** 72

**Director Since:** 2011

**Committees**: Human Resources and Compensation (Chair); and Sustainability and Public Policy

**Independent**

# RAYFORD WILKINS, JR.

**Featured experience, qualifications, and attributes**:

• **GLOBAL BUSINESS LEADERSHIP, CYBERSECURITY/IT, AND RISK MANAGEMENT** – expertise as CEO of Diversified Businesses of AT&T Inc., where he was responsible for international investments, AT&T Interactive, AT&T Advertising Solutions, customer information services, and the consumer wireless initiative in India. He retired from AT&T at the end of March 2012. Mr. Wilkins held several other leadership positions at AT&T and its predecessor companies, including Group President and CEO of SBC Enterprise Business Services and President and CEO of SBC Pacific Bell. In these roles with AT&T and its predecessor companies, his responsibilities also included oversight of sales, customer care, data solutions engineering, consulting and operations of the company's advanced data and IP networks, network services and integration, and information services.

• **HUMAN CAPITAL MANAGEMENT, COMPENSATION, SUSTAINABILITY, AND CLIMATE** – expertise through his service as the chair of Valero's Human Resources and Compensation Committee, during which time he has been integral to Valero's progress in linking pay with HSE, sustainability, and climate performance. Mr. Wilkins also currently serves as chair of the compensation and human resources committee of Caterpillar Inc. ("Caterpillar"), and as a member of the compensation, management development and succession committee of Morgan Stanley, and chair of its governance and sustainability committee. Additionally, he currently serves on the Institute for Inclusion Advisory Board at Morgan Stanley, which aims to develop and accelerate an integrated and transparent diversity, equity, and inclusion strategy.

• **GOVERNANCE** – expertise through his business leadership experience noted above, his current board service noted above, and his service as a lifetime member of the Advisory Council of the McCombs School of Business at the University of Texas at Austin.

**Other public company boards (current):** Caterpillar and Morgan Stanley

**Prior public company boards (in last five years):** None

For information regarding the nominees' and other directors' independence, Common Stock holdings, compensation, and other arrangements, see "Compensation Discussion and Analysis," "Director Compensation," and "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below.

# HOW OUR BOARD IS STRUCTURED, GOVERNED, AND OPERATES

## Our Directors' Demonstrated Commitment in 2023

### BOARD, COMMITTEE, AND ANNUAL MEETING ATTENDANCE

**Annual Meeting of Stockholders**. All Board members are expected to attend the Annual Meeting and all directors then serving on the Board attended Valero's 2023 annual meeting of stockholders.

**2023 Board and Committee Meetings.** During 2023, our Board held six meetings and Valero's four Board committees held a total of 22 meetings.

> **In 2023, each of our directors attended 100 percent of the meetings of the Board and committees on which they were serving, demonstrating their strong commitment and engagement as a director.**

### 2023 ACCOMPLISHMENTS AND HIGHLIGHTS

In 2023, some of the key accomplishments and highlights that the Board's oversight enabled included, among others:

- **earned net income attributable to Valero stockholders of $24.92 per share, assuming dilution, the second highest in Valero history**;
- **returned over $6.6 billion to stockholders through stock purchases and dividend payments;**
- increased Valero's dividend to $1.02 per share in January 2023 (and again to $1.07 per share in January 2024);
- **achieved best-ever mechanical availability in the refining segment, at 97.4 percent;**
- identified over $169 million in cost savings and avoidance across the organization;
- successfully transitioned several key executive leadership positions, including our CEO, our Chief Operating Officer ("COO"), and our recently retired Chief Technology Officer ("CTO"), and appointed Mr. Gorder as Executive Chairman;
- **made a final investment decision on a large-scale SAF project that is expected to be completed in the first quarter of 2025;**
- **successfully completed and started up the Port Arthur coker project;**
- **achieved best-ever environmental performance as measured through refinery environmental scorecard incidents;**
- set an annual record for sales volumes in the wholesale system;
- set an annual record for renewable diesel sales volumes; and
- the other 2023 accomplishments discussed under "What We're Doing on GHG Emissions and Climate" and "Our Engagement and Responsiveness" above.

## Overview of Our Board Committees

Our Board has four committees:

**(1)** Audit Committee;

**(2)** Human Resources and Compensation Committee;

**(3)** Nominating and Corporate Governance Committee; and

**(4)** Sustainability and Public Policy Committee.

The committees' respective charters are available on our website at: **www.valero.com ▶ Investors ▶ ESG ▶ Governance Documents ▶ Charters**

### Committee Structure/Composition Highlights

**Independence.** Our Board has determined that the members of each of our four Board committees are "independent" under applicable regulations/standards. See "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below for additional information on director independence.

**Diversity.** 100 percent of our committee chairs are either women or racially/ethnically diverse.

**Focus on HSE, Public Policy, Sustainability, and Climate Matters.** In early 2022, the Board enhanced its committee structure and **formed a new Sustainability and Public Policy Committee, which has discussed public policy, sustainability, and climate-related matters at every meeting the committee has ever held. The committee also receives, at least annually, a report on Valero's HSE efforts and climate lobbying and political activities.**

## AUDIT COMMITTEE

**Current Audit Committee Members:**

  

| **H. Paulett Eberhart (Chair)** | **Fred M. Diaz** | **Eric D. Mullins** |

**2023 Committee Member Changes.** Mr. Weisenburger chaired the committee until February 2023, when Ms. Eberhart was appointed as chair. In February 2023, Mr. Diaz was appointed to the Audit Committee and he no longer serves on the Nominating and Corporate Governance Committee.

**2023 Meetings and Attendance.** The Audit Committee met five times in 2023 and there was 100 percent attendance by each member then serving on the committee.

**Key Functions and Responsibilities.** The committee's key functions and areas of oversight and responsibility include: (i) financial statement integrity and legal/regulatory compliance with a focus on potential impacts to our financial statements and accounting policies; (ii) financial risk management and exposure; (iii) compliance, ethics, and corporate misconduct; (iv) Valero's independent auditor; (v) Valero's internal audit function; and (vi) cybersecurity and IT risks. The Audit Committee's key functions and areas of oversight and responsibility are further described in the committee's charter, which is available on our website at the address indicated at the beginning of this "Overview of Our Board Committees" discussion. We make additional disclosures about the Audit Committee under "Overview of Our Risk Management and Oversight Structure" above, in connection with "Proposal No. 3—Ratify appointment of KPMG LLP as independent auditor," and under "Additional Details on Our Risk Management and Oversight Structure," and "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below.

**Audit Committee Financial Experts.** The Board has determined that each member of the committee is an "audit committee financial expert" (as defined by the SEC). For more information on the skills, experience, and other attributes of the Audit Committee members see "Proposal No. 1—Election of directors" above.

**Recent Accomplishments and Highlights.** Some of the key accomplishments and highlights that the committee's oversight has recently enabled include, among others:
- increased focus and attention on cybersecurity and IT practices and risks, including amending its committee charter in 2022 to formalize its duties and responsibilities in this area;
- regularly reviewed and discussed the impacts of various environmental, climate, regulatory, and other developments on Valero's financial statements and public disclosures;
- continued focus on enterprise risk management, including through specific reports to the committee on items such as Valero's trading policies and practices, insurance, and risk identification and mitigation;
- continued importance placed on accurate and timely financial statement reporting, including through periodic reports on Valero's Sarbanes-Oxley compliance, financial reporting, internal audit, and financial statement integrity initiatives;
- an enhanced internal audit function with services covering matters such as Valero's data privacy and low-carbon fuels efforts, anti-bribery and anti-corruption audits, and human capital disclosures;
- furthered Valero's global compliance program, including Valero's efforts to manage potential conflicts of interest, third-party exposures, political contributions, data protection and privacy, antitrust policy and training, and mobile communications;
- received quarterly updates on Valero's ethics helpline reports, referable compliance issues, company policy updates, and other compliance initiatives and efforts;
- increased executive session meetings with Valero's independent auditor, head of internal audit, and controller;
- oversaw and approved the transition of the independent auditor's lead engagement partner; and
- increased committee refreshment, with the changes to the committee noted above.

## HUMAN RESOURCES AND COMPENSATION COMMITTEE

**Current Human Resources and Compensation Committee Members:**

  

| | | |
|---|---|---|
| **Rayford Wilkins, Jr. (Chair)** | **Robert A. Profusek** | **Randall J. Weisenburger** |

**2023 Committee Member Changes.** In February 2023, Mr. Weisenburger became a member of the committee, and he no longer serves on the Audit Committee. Philip J. Pfeiffer served on the committee in 2023 until his retirement from the Board at the 2023 annual meeting of stockholders.

**2023 Meetings and Attendance.** The Human Resources and Compensation Committee met six times in 2023 and there was 100 percent attendance by each member then serving on the committee.

**Key Functions and Responsibilities.** The committee's key functions and areas of oversight and responsibility include: (i) Valero's compensation programs, policies, and strategies; (ii) succession planning for Valero's CEO and other senior executives; (iii) talent management and compensation-related risks; (iv) human capital management and leadership development; and (v) stock ownership and retention. The Human Resources and Compensation Committee's key functions and areas of oversight and responsibility are further described in the committee's charter, which is available on our website at the address indicated at the beginning of this "Overview of Our Board Committees" discussion. We make additional disclosures about the committee under "Overview of Our Risk Management and Oversight Structure" above, and under "Additional Details on Our Risk Management and Oversight Structure," "Risk Assessment of Compensation Programs," and "Compensation Discussion and Analysis" below.

**Human Resources and Compensation Committee Report.** The Human Resources and Compensation Committee Report for fiscal year 2023 appears in this proxy statement immediately following "Compensation Discussion and Analysis" below.

**Compensation Committee Interlocks and Insider Participation.** There are no compensation committee interlocks. None of the members of the Human Resources and Compensation Committee has served as an officer or employee of Valero, or had any relationship requiring disclosure by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

**Limited Delegation of Authority.** As permitted by our bylaws, the Human Resources and Compensation Committee has, for administrative convenience, delegated authority to our CEO to make certain non-material amendments to Valero's benefit plans and to make limited grants of equity awards to key employees who are not executive officers.

**Recent Accomplishments and Highlights.** Some of the key accomplishments and highlights that the committee's oversight has recently enabled include, among others:

- Valero received 94.2 percent say-on-pay approval for Valero's 2022 executive compensation;
- led an effective succession planning process for Valero's CEO, COO, and CTO, including the appointment of Mr. Gorder as Executive Chairman, and the compensation changes related to such transitions;
- approved enhancements to our performance shares to target above the peer median relative TSR performance and a cap on overall performance share payouts at 100 percent of target when our TSR is negative over the performance period;
- approved a revised *Executive Compensation Clawback Policy* that goes beyond minimum SEC and NYSE requirements;
- included an energy transition modifier within the performance share component of our LTI program;
- members of the committee participated in extensive engagement with stockholders and stakeholders;
- together with the Nominating and Corporate Governance Committee, approved enhanced *Stock Ownership and Retention Guidelines* for senior executives such that stock ownership levels are now 50 percent higher than previous levels;
- amended its committee charter in 2022 to specifically encompass its duties and responsibilities with respect to various human capital management matters; and
- increased committee refreshment, with the changes to the committee noted above.

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

**Current Nominating and Corporate Governance Committee Members:**

   

| **Kimberly S. Greene** (Chair) | **Marie A. Ffolkes** | **Deborah P. Majoras** | **Donald L. Nickles** |

**2023 Committee Member Changes.** In February 2023, Mr. Diaz became a member of the Audit Committee, and he no longer serves on the Nominating and Corporate Governance Committee. Mr. Nickles will retire from the Board effective at the Annual Meeting.

**2023 Meetings and Attendance.** The Nominating and Corporate Governance Committee met six times in 2023 and there was 100 percent attendance by each member then serving on the committee.

**Key Functions and Responsibilities.** The committee's key functions and areas of oversight and responsibility include: (i) Board skills and director refreshment; (ii) Valero's corporate governance principles; (iii) Valero's annual Board/committee evaluation; (iv) new director orientation and director continuing education; and (v) related-party transactions. The Nominating and Corporate Governance Committee's key functions and areas of oversight and responsibility are further described in the committee's charter, which is available on our website at the address indicated at the beginning of this "Overview of Our Board Committees" discussion. We make additional disclosures about the Nominating and Corporate Governance Committee under "Overview of our Risk Management and Oversight Structure" above, under "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below, and under the other captions in this "How Our Board is Structured, Governed, and Operates" section.

**Committee's Recommendations Regarding Director Nominees and Lead Director.** The committee recommended to the Board the persons listed in this proxy statement in Proposal No. 1 as nominees for election as directors at the Annual Meeting and recommended assignments for the Board's committees. The Board approved such recommendations, including the slate of director nominees to stand for election at the Annual Meeting. The committee also considered and recommended the appointment of a Lead Director to preside at meetings of the independent directors without management, which was approved by the Board's independent directors. See the disclosures under "Our Board's Leadership Structure and Strong Independent Oversight" below for more information.

**Recent Accomplishments and Highlights.** Some of the key accomplishments and highlights that the committee's oversight has recently enabled include, among others:

- approved an enhanced overboarding policy under which it periodically (but at a minimum annually) assesses each director's commitments and capacities;
- reviewed Valero's corporate governance practices compared to investor and proxy advisory firm expectations;
- discussed director continuing education in the context of climate, the future of energy, and other sustainability-related matters, cybersecurity and IT, and the current skills and experience represented on the Board;
- continued focus on Valero's Board and committee evaluation process, which in 2022 led to the committee's recommendation and the Board's determination to establish the Sustainability and Public Policy Committee as a new standing committee;
- helped identify and recommended three new directors since 2020, and oversaw their effective onboarding;
- reviewed and discussed Valero's director information and communications practices;
- together with the Human Resources and Compensation Committee, approved enhanced *Stock Ownership and Retention Guidelines* for senior executives such that stock ownership levels are now 50 percent higher than previous levels; and
- increased committee refreshment, with the committee changes noted above.

## SUSTAINABILITY AND PUBLIC POLICY COMMITTEE

**Current Sustainability and Public Policy Committee Members:**

    

| Deborah P. Majoras (Chair) | H. Paulett Eberhart | Kimberly S. Greene | Robert A. Profusek | Rayford Wilkins, Jr. |

**2023 Committee Member Changes.** In February 2023, Ms. Eberhart replaced Mr. Weisenburger as a member of the committee in connection with her becoming chair of the Audit Committee.

**2023 Meetings and Attendance.** The Sustainability and Public Policy Committee met five times in 2023 and there was 100 percent attendance by each member then serving on the committee.

**Key Functions and Responsibilities.** The committee's key functions and areas of oversight and responsibility are codified in its committee charter and specifically encompass: (i) HSE matters; (ii) sustainability and climate-related risks and opportunities; (iii) corporate responsibility and reputation management; (iv) social, community, and public policy strategies and initiatives; (v) political issues, including political contributions and lobbying activities; and (vi) compliance with legal and regulatory requirements for the operations of the company. The committee's key functions and areas of oversight responsibilities are further described in the committee's charter, which is available on our website at the address indicated at the beginning of this "Overview of Our Board Committees" discussion. We also make additional disclosures about the committee under "Overview of Our Risk Management and Oversight Structure" above, and under "Additional Details on Our Risk Management and Oversight Structure" below.

**Recent Accomplishments and Highlights.** Some of the key accomplishments and highlights that the committee's oversight has recently enabled include, among others:[16]

- **reviewed and discussed the 2023 Environmental Justice Audit Report and the 2023 Racial Equity Assessment, each of which were conducted by an independent third-party expert;**
- oversaw Valero's disclosure of a new 2050 GHG emissions reduction/displacement ambition for Scopes 1, 2, 3, and 4;
- oversaw Valero's continued focus on accurate and reliable GHG emissions disclosures, including Valero obtaining annual independent third-party limited assurance of Valero's GHG disclosures;
- reviewed and discussed multiple reports and disclosures focused on sustainability and climate-related matters that were published after the committee's creation, including Valero's:
  - 2022 TCFD Report containing Solomon's analysis using the assumptions of the IEA's NZE 2050 Scenario;
  - annual responses to the CDP's Climate Change Questionnaire;
  - annual ESG Reports and the SASB Reports included therein;
  - annual climate-lobbying alignment analysis and report;
  - Scope 3 Intensity disclosure; and
  - value chain analysis for GHG emissions and the disclosure with respect thereto;
- **received, at least annually, a report on Valero's HSE efforts and climate lobbying and political activities;**
- discussed public policy, sustainability, and climate-related matters at every meeting the committee has ever held;
- members of the committee participated in extensive engagement with stockholders and stakeholders; and
- increased committee refreshment, with the committee changes noted above.

---

[16] See "What We're Doing on GHG Emissions and Climate" and "Our Engagement Efforts and Responsiveness" above, including the footnotes and cross-references included therein, for more information, including with respect to Scope 3 Intensity and peers.

# How We Maintain an Effective Board and Strong Director Performance

## DIRECTOR OVERBOARDING POLICY

**Enhanced Overboarding Policy.** We believe it is critical that each of our directors is able to devote sufficient time and effort to their duties as a director. **In October 2022, we therefore amended our overboarding policy included in our *Corporate Governance Guidelines* to better align with investors' expectations.**

**Numerical Guidelines.** All of our directors currently meet the following guidelines under our enhanced overboarding policy:

- non-employee directors should not serve on more than four public company boards (including Valero's Board);
- a director who is the Chief Executive Officer or other executive officer of a public company should not serve on more than two public company boards (including Valero's Board); and
- members of Valero's Audit Committee should not serve on more than three public company audit committees (including Valero's Audit Committee).-

**Assessment of Director Commitments and Capacities. In 2023, the Nominating and Corporate Governance Committee assessed each director's ability to fulfill his or her ongoing responsibilities to Valero, taking into consideration all applicable information, including the director's principal occupation and duties, other public board service and leadership positions (such as chairman, lead director, and committee chair),** service on private company and non-profit boards, industry and other leadership positions and roles, input from other directors, and information provided by the relevant director, **and determined that each director's continued service on the Board was appropriate under our enhanced overboarding policy.**

**This assessment occurs periodically for each director, but at a minimum annually.**

**Notification Procedures.** Under our enhanced overboarding policy, a director who is considering certain changes to their principal occupation or public company board/committee service that could materially increase his or her responsibilities should consider, and provide the Board the opportunity to consider, whether such director will be able to continue to devote sufficient time to the affairs of the Board, remain independent, have an interlocking directorship, have a potential conflict under applicable laws or regulations, or have a potential conflict with Valero's interests.

## DIRECTOR REFRESHMENT AND RETIREMENT

***Refreshment.*** We do not set term limits for our directors. As stated in our *Corporate Governance Guidelines*, the Board feels that directors who have served on the Board for an extended period of time are able to provide valuable insight based on their experience with and understanding of Valero's history, business, policies, and objectives. As an alternative to term limits, the Board believes that its evaluation, nomination, and refreshment processes optimally support the continued effectiveness of the Board and each of its directors.

***Retirement Policy.*** Our directors are subject to a retirement policy (set forth in our *Corporate Governance Guidelines*). Under that policy, a director may serve on our Board until they reach age 75. A director who turns 75 may serve the remainder of his or her term of office. **Mr. Nickles will become subject to our director retirement policy effective at the Annual Meeting. Two of our other current directors will also become subject to our director retirement policy effective, respectively, at our 2025 and 2027 annual meetings of stockholders.**

\* Six total new directors including Mr. Riggs, who is a management-director and not independent under NYSE listing standards.

**Board Refreshment**
**Since 2016**

| **5** new independent directors* | 2016 | Ms. Eberhart and Ms. Greene |
| | 2020 | Mr. Mullins |
| | 2021 | Mr. Diaz |
| | 2022 | Ms. Ffolkes |
| **3** new women directors *(currently 4/12 total)* | 2016 | Ms. Eberhart and Ms. Greene |
| | 2022 | Ms. Ffolkes |
| **3** new racially/ethnically diverse directors *(currently 4/12 total)* | 2020 | Mr. Mullins |
| | 2021 | Mr. Diaz |
| | 2022 | Ms. Ffolkes |

## ANNUAL BOARD AND COMMITTEE EVALUATION PROCESS

Our *Corporate Governance Guidelines* require the Board and its committees to conduct an annual performance evaluation, and this requirement is also set forth as required in our Board committee charters. Board and committee performance evaluations play an important role in ensuring effective functioning and oversight of our Board and committees. The Nominating and Corporate Governance Committee oversees this evaluation process, which is summarized below, and reports to the Board on its assessment of the Board's performance.



**MULTI-STEP AND CONTINUAL EVALUATION PROCESS**

| **Annual Surveys** | **Summary Reports** | **Executive Session Review** | **Ongoing Feedback** |
|---|---|---|---|
| Detailed surveys tailored for the Board and each committee are reviewed and updated annually, in consultation with the chair of the Nominating and Corporate Governance Committee, as necessary, prior to distribution at the end of each year. | Summary reports of the evaluation results are compiled and provided to each director, with results shown on a confidential basis to encourage candid feedback. | These summary reports are discussed at Board and/or committee meetings in executive session, led by the chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman, who ensure that the Board or management, as appropriate, follow up on any identified matters. | The chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman will meet from time to time with directors individually in order to obtain feedback on the performance of the Board, a committee, or another director. |

### Evaluation and Feedback Topics

The topics covered in this process include, among others:

- **Board and committee roles, effectiveness, and structure;**
- **corporate strategy and risk management oversight;**
- Board and committee composition, size, and leadership, and committee structure and rotation;
- the frequency, length, and content of Board and committee meetings, including topics covered;
- the quality of meeting materials and management's presentations at Board and committee meetings;
- the adequacy of Valero's governance policies, documents, and provisions; and
- the performance of the Board and its committees relative to their respective duties and responsibilities.

### Effectiveness of Evaluation Process

The Board feels that these evaluation tools and process provide effective measures and forums for discussing the Board's and its committees' effectiveness and potential areas for enhancement. **In 2022, this process ultimately led to the Board's determination to (i) enhance the Board's oversight structure in response to the growing challenges and opportunities presented by sustainability and climate-related matters, and (ii) establish the Sustainability and Public Policy Committee as a new standing committee.**

## NEW DIRECTOR ORIENTATION AND ONBOARDING

Valero's *Corporate Governance Guidelines* state that all new directors must participate in an orientation program as soon as reasonably practicable after joining the Board. We typically hold a full day of new director orientation in person at our headquarters in San Antonio, and Valero's senior management team typically presents on topics such as (i) sustainability and climate; (ii) corporate governance and Board practices and function; (iii) compliance, HSE, internal and external audits, and risk management, including Valero's *Code of Business Conduct and Ethics,* and other company policies and guidelines (including on insider trading and stock ownership and retention); (iv) investor relations and financial items; (v) an overview and history of Valero; (vi) Valero's refining operations, including an introduction to refining; (vii) Valero's human capital management efforts; (viii) Valero's commercial and international operations; and (ix) Valero's low-carbon fuels operations. **Holding new director orientation at Valero's headquarters allows for new directors to interact with employees and experience our culture first hand.**

The Nominating and Corporate Governance Committee recently reviewed our new director orientation program and determined that it is an effective and efficient onboarding tool and process. This determination was also supported by the positive feedback on our new director orientation received from recently onboarded directors. The effectiveness of our new director orientation program is also reassessed annually through the Board and committee evaluation process discussed directly above.

## DIRECTOR CONTINUING EDUCATION

We encourage our directors to attend director education programs as appropriate to stay abreast of developments in corporate governance, key board oversight areas, and board best practices. Under our *Corporate Governance Guidelines*, **we will pay for a director's participation in certain continuing education programs pertinent to his or her responsibilities on the Board, including a director's membership in an organization such as the National Association of Corporate Directors in order to provide ongoing access to information and resources that foster board development and oversight.** Director continuing education is also provided as follows:

- **Board and Committee Presentations.** During Board and/or committee meetings, Valero's senior management team, SMEs, independent auditor, and the independent compensation consultant often make detailed presentations on relevant topics.

- **Committee Reports.** At Board meetings, committee chairs provide detailed reports on the matters covered during committee meetings.

- **Site Visits.** Directors make periodic site visits to Valero's facilities, and we paired the Board's meeting in September 2023 with a visit to our refinery in Port Arthur, Texas, and our renewable diesel plant adjacent thereto.

- **Guest Speakers.** External guest speakers present at our annual three-day strategic planning meeting, and over the past three years this has included presentations from third-party experts on topics such as climate, the future of energy, low-carbon projects and innovation, sustainability, liquid fuels, geopolitics, and public policy.

- **Periodic Updates.** We keep the Board apprised of updates and key information through regular communication, which in addition to periodic telephonic and electronic communications, includes (i) a weekly written update report prepared by our investor relations team that features key market and peer data, analyst commentary, and other updates, and (ii) a monthly written report from our CEO on our financial, operating, and HSE performance, and other legal, regulatory, sustainability, public policy, and business developments.

> **The Nominating and Corporate Governance Committee recently discussed Valero's director continuing education in the context of climate, the future of energy, and other sustainability-related matters, cybersecurity and IT, and the current skills and experience represented on the Board.**

# Our Board's Leadership Structure and Strong Independent Oversight

## RECENT SEPARATION OF OUR CHAIRMAN AND CEO ROLES

The roles of Chairman of the Board and CEO are currently held by two separate individuals. From December 31, 2014 through June 30, 2023, Mr. Gorder served as both Chairman and CEO. In connection with Mr. Gorder's decision to retire as CEO, effective as of the close of business on June 30, 2023, the Board elected Mr. Gorder as Executive Chairman and R. Lane Riggs as CEO and President, and as a member of the Board.

### The Board's Views on the CEO Transition and Executive Chairman Role

**Mr. Riggs' Qualifications and Proven Leadership.** The Board feels that Mr. Riggs is well-qualified and the best choice to serve as Valero's current CEO as evidenced through his demonstrated strong leadership and significant experience gained through his more than two decades of service at Valero. **As a key member of Valero's management team, Mr. Riggs has long played a vital role in developing and implementing the strategies that Valero has steadfastly executed for nearly a decade, which have been pivotal to Valero's ability to provide peer-leading performance and stockholder returns.** See "Proposal No. 1— Election of directors" above for more information on Mr. Riggs' skills and experience.

**Value of the Executive Chairman Role.** The Board feels that Mr. Gorder's role as Executive Chairman helps maintain effective coordination and understanding between management's day-to-day business and operational function and the Board's risk management, oversight, and strategy functions, and **provides "stability at the top" that is particularly important at this time given the (i) significant refreshment and addition of several directors to Valero's Board since 2016 (discussed above under "Director Refreshment and Retirement"); (ii) recent transition of the CEO, COO, and CTO roles; and (iii) powerful, complex, and quickly shifting dynamics impacting the energy industry and Valero.**

**Succession Plan.** Our succession plan for the 2023 CEO transition from Mr. Gorder to Mr. Riggs had been in place for some time prior to its execution and it progressed as planned with the complete involvement and support of the Board.

## THE ROLE OF OUR EXECUTIVE CHAIRMAN

The Board feels that Mr. Gorder's service as Executive Chairman promotes an effective transition by allowing Mr. Riggs to focus on management of Valero's business operations and affairs, subject to the Board's overall oversight, while Mr. Gorder focuses on governance and operations of the Board, and advising on significant company matters—playing a key role in advising on government affairs. In this role, Mr. Gorder's primary duties and responsibilities are to:

- preside at meetings of the Board and lead the Board in effective risk management, oversight, and strategy, with input and consultation from the Lead Director, the Board's independent committee chairs, and the CEO, where appropriate; and
- lead and manage the governance and operational decisions concerning the Board and its committees, including with respect to meeting agendas and other matters that come before the Board or its committees, in each case, with input and consultation from the Lead Director, the Board's independent committee chairs, and the CEO, where appropriate.

## OUR BOARD'S STRONG COUNTERBALANCE OF INDEPENDENT LEADERSHIP AND OVERSIGHT

**Empowered Independent Directors and Committee Chairs.** Each of the Board's committees is chaired by an independent director with significant power and responsibilities and our four Board committees are fully independent. **Additionally, Valero's** *Corporate Governance Guidelines* **explicitly grant each member of the Board (i) the ability to suggest the inclusion of items on meeting agendas; (ii) the right to raise at any Board or committee meeting subjects that are not on the agenda for that meeting; and (iii) free access to Valero's management and employees, including in executive session.**

**Independent Lead Director. To further balance the Executive Chairman role, the Board also has a strong independent Lead Director** whose duties are described under the caption "The Role of Our Independent Lead Director" below. While our *Corporate Governance Guidelines* do not require the Chairman and CEO roles be split or combined, when the Chairman is not independent under the provisions of such guidelines (e.g., because they are or were within the past five years an employee of Valero), then the guidelines require the remaining independent directors thereunder to annually select an independent Lead Director. Mr. Profusek was elected by the Board's independent directors to serve as Valero's Lead Director during 2023. Following the recommendation of the Nominating and Corporate Governance Committee, the Board's independent directors also selected Mr. Profusek to serve as Valero's independent Lead Director during 2024. Mr. Profusek's skills, experience, and other attributes are discussed further above under "Proposal No. 1—Election of directors."

## THE ROLE OF OUR INDEPENDENT LEAD DIRECTOR

The independent Lead Director's duties and responsibilities are codified in Valero's *Corporate Governance Guidelines* and include:

- serving as a liaison between the Chairman and the non-management directors;
- consulting with the Chairman on agendas for Board meetings;
- reviewing and approving information sent to the Board as and when appropriate;
- the authority to call meetings of the non-management directors;
- setting agendas and leading the discussion of regular executive session meetings of the Board outside the presence of management and providing feedback regarding these meetings to the Chairman; and
- receiving, reviewing, and acting upon communications from stockholders or other interested parties when those interests should be addressed by a person independent of management.

**The Lead Director regularly communicates with the Chairman and the Board's independent committee chairs between meetings and also provides direct input on a variety of matters, including the Board's oversight structure, risk identification and management, and strategy. The Board feels that this approach, together with the other strong counterbalance and independent leadership factors discussed above, appropriately and effectively complement Valero's current structure of separate Chairman and CEO roles.**

## ONGOING EVALUATION AND CONSIDERATION BY THE BOARD

Going forward, the Board will continue to periodically evaluate the appropriateness of its leadership structure. Although the Board has determined that the separation of the Chairman and CEO roles is appropriate in current circumstances, Valero's governance documents do not establish this approach as a policy and, in fact, the Chairman and CEO roles have been combined for significant periods of times in the past, and Valero has also had an independent Chairman at times in the past. Such determination is made in light of the facts and circumstances applicable at such time, including the Board's composition and risk management and oversight structure, officer and director retirements or transition periods, the risks and opportunities facing Valero, and the best interests of

Valero and its stockholders and stakeholders as determined by the business judgment of the Board. The Board's leadership, risk management, and oversight structure, including how the Board administers its risk oversight function, and the effects of this administration on the Board's leadership structure are discussed further under "Overview of Our Risk Management and Oversight Structure" above, and under "Additional Details on Our Risk Management and Oversight Structure" below.

## How Our Board is Involved in CEO and Senior Executive Succession Planning

The full Board continually works with the Human Resources and Compensation Committee to evaluate potential successors for the CEO position. Our CEO makes his recommendations and evaluations of potential successors available to the Board at all times. The Board periodically discusses CEO succession planning in executive sessions led by the independent Lead Director, both in the presence of the CEO and in sessions with only the independent directors. The Board's deliberations also include succession planning for cases of unforeseen emergencies or the temporary disability of the CEO and other senior executives. The Human Resources and Compensation Committee assists with oversight of Valero's management succession planning, including leadership development, and periodically reports to and engages with the Board on the topic. See "Overview of Our Board Committees" above for more information about the duties and responsibilities of the Human Resources and Compensation Committee.

## How Our Director Nominees are Selected

The Nominating and Corporate Governance Committee solicits recommendations for Board candidates from a number of sources including our directors, our officers, third-party research, and retained third-party search and advisory firms. In addition, the committee will consider candidates that are submitted by stockholders in accordance with the procedures described under "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below. The committee will consider all candidates properly identified through the processes described above and will evaluate each of them on the same basis. The level of consideration the Nominating and Corporate Governance Committee will extend to a stockholder's candidate will be commensurate with the quality and quantity of information about the candidate that such stockholder provides to the committee.

*Proxy Access.* Our bylaws permit a stockholder, or a group of up to 20 stockholders, that has owned at least three percent of our outstanding Common Stock for at least three years to nominate and include in our proxy statement candidates for our Board, subject to certain requirements set forth in our bylaws. Each stockholder, or group of stockholders, may nominate candidates for director, up to a limit of the greater of two or 20 percent of the number of directors on the Board. Any nominee must meet the qualification standards referred to in our bylaws. The procedures for nominating a candidate pursuant to our proxy access provisions are described under "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below.

Our *Corporate Governance Guidelines* vest the Nominating and Corporate Governance Committee with responsibility for reviewing the composition of the Board as well as the qualifications of the individual members of the Board and its various committees. This review includes consideration of all relevant factors, including the committee's assessment of applicable independence standards and considerations, potential conflicts with applicable laws or regulations, or with Valero's interests, and the individual's character, judgment, integrity, ability to contribute to the effective functioning of the Board and a particular committee, age, skills (including financial literacy, among others), unique experience, and other attributes in the context of the Board 's overall needs at such time. See the disclosures under "What We're Doing on Cybersecurity/IT, Compliance, and Human Capital Management—Human Capital Management Highlights" above for additional information.

Each candidate must meet certain minimum qualifications, including:
- strong ethical principles and integrity;
- the ability to dedicate sufficient time, energy, and attention to the performance of applicable duties, taking into consideration our overboarding policy discussed above; and
- **skills, experience, and other attributes complementary to those of our existing Board members; in this regard, consideration is given to the Board's overall need at such time for particular skills, experience, and attributes.**

Based on this initial evaluation, the Nominating and Corporate Governance Committee will generally determine whether to interview a proposed candidate and, if warranted, will recommend that one or more of its members, other members of the Board, and/or senior executives at Valero, as appropriate, interview the candidate. Following additional review and discussion with the Board and senior executives at Valero, as appropriate, the committee ultimately determines its list of director nominees, if any, and recommends any such list of one or more nominees to the full Board for consideration and approval. The effectiveness of these and other Valero governance principles and documents, as well as the performance of the Board and its committees, are assessed on an annual basis through the process discussed under "Annual Board and Committee Evaluation Process" above.

We believe that individuals from different backgrounds with a variety of talents, skills, experience, education, and perspectives help create diverse, innovative, and engaged teams, which provide strengths and advantages for our success. This is equally true in the boardroom and the Board benefits from and values directors from different backgrounds with a variety of talents, experience, education, and perspectives. To promote the Nominating and Corporate Governance Committee's ability to effectively cast a wide net when searching for director candidates, the committee amended its charter to require that the initial list of candidates (which is not limited in number) from which a director is nominated include, but need not be limited to, diverse qualified candidates. This requirement is communicated, as necessary, to any third parties assisting with director searches and is also implemented through the execution by the Nominating and Corporate Governance Committee of its oversight responsibilities concerning Valero's director search process.

## Additional Details on Our Risk Management and Oversight Structure

### FULL BOARD OVERSIGHT

**Valero's Risk Management and Oversight is a Responsibility of the Full Board.** The Board exercises its risk management and oversight responsibilities directly and through its committees. The Board considers risks over a variety of time frames based on the Board's business judgment regarding the scope, magnitude, and immediacy of the risks in light of the facts and circumstances applicable at such time, which is informed by the following processes and items, among others.

**Review and Discussion of Important Matters. Management and the Board regularly evaluate and discuss topics of current relevance and importance to Valero, and the Board often requests additional reading material or reports on such items.** The full Board periodically reviews and discusses various HSE, public policy, sustainability, and climate-related matters directly, and regularly discusses such matters through the Sustainability and Public Policy Committee, the meetings of which are often attended by all directors.

**Annual Three-Day Strategic Planning Meeting.** The Board also discusses significant risks, opportunities, and strategies at the Board's annual three-day strategic planning meeting with management, which allows for an in-depth annual assessment; and discussion of (i) the key risks and opportunities facing Valero; (ii) the adequacy of Valero's strategy and practices in light thereof; and (iii) the strategic priorities of Valero and the risks to Valero's successful execution of its strategy. **In particular, while Valero's low-carbon fuels strategy is a topic that is a <u>priority</u> and <u>focus</u> for the full Board throughout the year, it has also been one of the key topics of our annual strategic planning meeting for the past three years.** In addition to receiving and discussing reports from management in strategic planning sessions during such meeting, Valero invites, and the Board is able to interact with and ask questions of, third-party experts and Valero SMEs, who deliver reports on the risks and opportunities facing Valero over a variety of time frames, including those related to climate, the future of energy, low-carbon projects and innovation, sustainability, liquid fuels, geopolitics, and public policy.

**Committee Reports.** The full Board (or appropriate Board committee) regularly receives reports from committee chairs and management to enable the Board (or committee) to assess Valero's risk identification, management, and oversight processes and strategies. When a report is vetted at the committee level, the chair of that committee then reports on the matter to the full Board, which often results in additional review and discussion thereof with the full Board. Committee chairs also periodically deliver reports at meetings of the Sustainability and Public Policy Committee on topics relevant to such committee, and this is a standing agenda item for the Sustainability and Public Policy Committee. **This enables the full Board and its committees to efficiently and effectively coordinate the full Board's risk management and oversight role over a wide array of topics.**

**Engagement, Education, and Skills and Experience.** Valero's risk management and oversight is also informed and enhanced by (i) the continual feedback that management and the Board receives from our stockholder and stakeholder engagements; (ii) our robust continuing director education efforts; (iii) the effective mix of knowledge, skills, and experience brought by our directors; and (iv) the other matters discussed throughout this "Additional Details on Our Risk Management and Oversight Structure" discussion.

### BOARD OVERSIGHT—HSE, PUBLIC POLICY, SUSTAINABILITY, AND CLIMATE

**Integrated and Multidisciplinary Approach to Oversight.** The challenges and opportunities presented by sustainability and climate-related matters are particularly broad-ranging, complex, and interrelated, and as a result often overlap across multiple areas of respective responsibility of each of our Board committees. In order to manage and oversee such matters, each of the Board's committees assists the full Board with oversight of certain sustainability and climate-related matters within its area of respective responsibility and expertise. Public policy, sustainability, and climate-related matters are a particular focus of the Sustainability and Public Policy Committee, **and such matters have been discussed at every meeting the committee has ever held. The committee also receives, at least annually, a report on Valero's HSE efforts and climate lobbying and political activities.**

**Tailored Structure and Codification of Duties.** The structure and composition of **the Sustainability and Public Policy Committee was specifically tailored to enhance the Board's oversight of HSE, public policy, sustainability, and climate-related matters, and its committee charter codifies its oversight and responsibilities with respect to such matters.** In order to provide knowledge and insight from each of the Board's committees, as well as its senior independent leadership, and facilitate collaboration and coordination with the full Board and among the Board's other committees, the Sustainability and Public Policy Committee is comprised of five independent members, consisting of Ms. Majoras (as the committee's current chair), the chairs of each of the Board's other committees, and Valero's Lead Director. We also encourage, but do not require, all directors to attend meetings of the Sustainability and Public Policy Committee. This structure allows the HSE, public policy, sustainability, and climate-related matters discussed at Sustainability and Public Policy Committee meetings to permeate all of the meetings and discussions of the Board and its other committees and facilitates effective of oversight of such matters.

## BOARD OVERSIGHT—CYBERSECURITY/IT

**At least once annually, the heads of our information security and internal audit teams provide a report to the Audit Committee on (i) cybersecurity and IT risks,** as well as Valero's information security operations, structure, and framework; (ii) various cybersecurity and IT metrics; (iii) Valero's cybersecurity and information security management and improvement efforts; (iv) future projects; and (v) Valero's governance and assessments related to cybersecurity and IT. The chair of Audit Committee reports to the full Board a summary of the information presented by the heads of our information security and internal audit teams during their cybersecurity update. Periodically, the Board also receives reports on such matters directly.

## BOARD OVERSIGHT— COMPLIANCE, ETHICS, AND CORPORATE CONDUCT

**Regular Board and Committee Updates and Reports. Generally, at most regularly scheduled meetings of the Audit Committee, Valero's Chief Compliance Officer (who reports directly to our General Counsel ("GC")) provides a compliance update on Valero's global compliance and ethics program,** including updates with respect to Valero's compliance and ethics-related policies, initiatives, and trainings. **The chair of the Audit Committee then, generally after such meetings, provides a committee report to the full Board on the matters presented during this compliance and ethics update.** Under the Audit Committee's charter, the Chief Compliance Officer has the authority to communicate directly to the Audit Committee.

**Monitoring of Global Compliance and Ethics Program.** The Audit Committee monitors Valero's global compliance and ethics program and its effectiveness in detecting and preventing violations of Valero's *Code of Business Conduct and Ethics* and other company policies, applicable law, and other misconduct. **Valero has processes in place to vet its business partners, including expanded compliance checks and sanctions screening.**

**Anonymous Internal and External Ethics Helpline.** The Audit Committee has also established procedures for the receipt, retention, and treatment of complaints regarding accounting and auditing matters, and other suspected or known unethical behavior or violations of Valero's company policies (such as its *Code of Business Conduct and Ethics*), including a method for anonymous submission through a third-party operated "Ethics Helpline" that is available in English, French, and Spanish. Valero provides employees, directors, business partners, and others in our supply chain access to this external helpline and strives to ensure that reports into the Ethics Helpline are followed up on, kept confidential, and can be made anonymously and without fear of retaliation.

# RISK ASSESSMENT OF COMPENSATION PROGRAMS

Our incentive compensation programs are designed to effectively balance risk and reward. When assessing risk, we consider both cash compensation payable under our annual incentive bonus plan/program as well as long-term incentives that are awarded under our equity compensation plan. We also consider the mix of award opportunities (i.e., short- versus long-term), performance targets and metrics, the target-setting process, and the administration and governance associated with our plans. We do not believe that our compensation policies and practices are reasonably likely to have an adverse effect on Valero. Features of our compensation programs that we believe mitigate excessive risk-taking include:

- a cap on overall performance share payouts at 100 percent of target when Valero's TSR is negative over the performance period;

- the mix between fixed and variable, annual and long-term, and cash and equity compensation, which is designed to encourage strategies and actions that are in Valero's long-term best interests;

- determination of incentive awards based on a variety of indicators of performance, thus diversifying the risk associated with a single indicator of performance;

- incorporation of relative TSR into our LTI program, calibrating pay and performance relationships to companies that include those facing the same or similar market forces as Valero;

- multi-year vesting periods for equity incentive awards, which encourage focus on sustained growth and earnings;

- maximum payout ceilings under our annual bonus program and performance share awards;

- restricted stock awards that help contain volatility of incentive awards and further align executives' interests with long-term stockholder value creation; and

- our compensation-related policies, including our *Executive Compensation Clawback Policy* and *Stock Ownership and Retention Guidelines* discussed below under "Compensation Discussion and Analysis—Compensation-Related Policies," and our other compensation governance practices discussed under "Compensation Discussion and Analysis—Adoption of Compensation Governance Best Practices."

# COMPENSATION DISCUSSION AND ANALYSIS

## TABLE OF CONTENTS

| | | | |
|---|---|---|---|
| **Robust Say-On-Pay Engagement and Response** | **28** | **Elements of Executive Compensation** | **42** |
| **Executive Compensation in Summary** | **29** | Benchmarking Competitive Pay Levels | 43 |
| 2023 CEO and Other Leadership Transitions | 29 | Role of Individual Performance and Personal Objectives | 43 |
| Elements of Executive Compensation—Summary | 30 | Relative Size of Major Compensation Elements | 43 |
| Pay for Performance Alignment Relative to Peers | 33 | Base Salaries | 44 |
| Executive Compensation Design Elements | 35 | Annual Incentive Bonus | 44 |
| Performance Outcomes for 2023 | 36 | Long-Term Incentive Awards | 51 |
| Executive Compensation—HSE, Sustainability, and Climate | 37 | Perquisites and Other Benefits | 58 |
| **Adoption of Compensation Governance Best Practices** | **38** | Post-Employment Benefits | 59 |
| **Administration of Executive Compensation Program** | **39** | **Accounting and Tax Treatment** | **60** |
| Peer Group and Benchmarking Data | 39 | **Compensation-Related Policies** | **60** |
| Process and Timing of Compensation Decisions | 41 | | |

## Compensation Discussion and Analysis—Overview & Summary

### Robust Say-On-Pay Engagement and Response

We value feedback from our stockholders and stakeholders on our executive compensation program and carefully consider the results of our annual say-on-pay vote. The Board and the Human Resources and Compensation Committee view in-depth conversations with stockholders and stakeholders as valuable opportunities to examine our executive compensation program. The robust ESG/compensation engagement efforts we undertook over the course of 2023 and into 2024 consisted of:

- **offering dialogue to our 100 largest stockholders\*;**
- **engaging with stockholders that collectively held approximately 50 percent of our Common Stock\*; and**
- **holding at least 67 different meetings with stockholders and proxy advisory firms**, many of which included the participation of senior leadership on our Board and/or members of our senior management team.

\* Measurements reflect our reasonable determinations based on available data and information.

Feedback from robust engagement in 2022 and 2023 resulted in several executive compensation design modifications that the Human Resources and Compensation Committee incorporated to improve alignment of executive pay to Valero's performance. Details of stockholder comments received and the actions taken in response are below:

| What We Heard | Actions Taken in Response |
|---|---|
| Relative TSR target should be set higher than the median TSR performance of the peers (50th percentile). | **We have elevated the target relative TSR performance for Valero's performance shares to be above the median of the peer group.**[1] |
| Performance share vesting should be capped at targeted levels if Valero's TSR is negative. | **We now apply a cap on overall performance share payouts at 100 percent of target if Valero's TSR is negative over the performance period.**[1] |
| Increase alignment of Valero senior executives' equity compensation with the long-term interest of stockholders. | **We enhanced our *Stock Ownership and Retention Guidelines* by increasing the required value of Valero Common Stock owned by senior executives as a multiple of salary by 50 percent above previous levels.**[2] |

Footnotes:

(1) Began with February 2023 grants.

(2) See the disclosures under the caption "Stock Ownership and Retention Guidelines" below for more details on enhancements to our guidelines.

Based on Valero's robust say-on-pay engagement and response, Valero received 94.2 percent say-on-pay approval for its 2022 executive compensation.

## Executive Compensation in Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information you should consider. Please carefully read the entire proxy statement before voting. More information regarding our 2023 performance can be found in our Annual Report on Form 10-K for the year ended December 31, 2023. More information on growth capital investments attributable to Valero (often referred to as "CapEx" in this Compensation Discussion and Analysis) for 2023, 2022, and 2021 can be found in our Annual Reports on Form 10-K for the years ended December 31, 2023, 2022, and 2021, respectively. The term "Committee" in this Compensation Discussion and Analysis refers to the Human Resources and Compensation Committee. Certain defined terms used in this Compensation Discussion and Analysis are defined elsewhere in this proxy statement.

### 2023 CEO AND OTHER LEADERSHIP TRANSITIONS

Following a comprehensive CEO succession planning process undertaken by Valero's Board, effective as of the close of business on June 30, 2023, the Board elected R. Lane Riggs as CEO and President (and as a member of the Board), replacing Joseph W. Gorder, who retired as CEO but retained his role as Chairman of the Board (through his election by the Board as Executive Chairman, as discussed further above under "How Our Board is Structured, Governed, and Operates—Our Board's Leadership Structure and Strong Independent Oversight"). The Board feels that Mr. Riggs is well-qualified and the best choice to serve as Valero's current CEO as evidenced through his demonstrated strong leadership and significant experience gained over his more than two decades of service with Valero. **As a key member of Valero's management team, Mr. Riggs has long played a vital role in developing and implementing the strategies that Valero has steadfastly executed for nearly a decade, which have been pivotal to Valero's ability to provide peer-leading performance and stockholder returns.** See "Proposal No. 1—Election of directors" above for more details on Mr. Riggs' skills and experience. The Board also elected Gary K. Simmons as Executive Vice President and COO, effective July 20, 2023, replacing Mr. Riggs in his previous role of COO. Mr. Simmons previously served as Executive Vice President and Chief Commercial Officer. In conjunction with the elections to their new respective roles, the Committee made compensation recommendations to the full Board for Messrs. Gorder and Riggs (which were subsequently approved by the Board's independent directors), and approved compensation changes for Mr. Simmons, as described below (all such changes are described in further detail later in this Compensation Discussion and Analysis).

**Mr. Gorder's compensation as Executive Chairman was determined after considering broad market practices from the S&P 500 for similar roles, along with pay levels for the Executive Chairman role resulting from recent CEO transitions at peers, and established those targets based on those principles.**

***Human Resources and Compensation Committee and Board Decisions for Mr. Gorder as Executive Chairman***

- Decrease of annualized base salary to $1,080,000, effective July 1, 2023.
- No changes to the percentage targets for the annual incentive bonus (160% of salary) or long-term incentives (700% of salary) and no transitional grant of long-term incentives (as such, the target dollar value of both the annual incentive bonus and long-term incentives award decreased in direct proportion to the salary reduction; see details of the 2023 annual incentive bonus under the caption "Annual Incentive Bonus" below).

***Human Resources and Compensation Committee and Board Decisions for Mr. Riggs as CEO and President***

- Increase of annualized base salary to $1,425,000, effective July 1, 2023.
- Increase of annual incentive bonus target from 110% to 160% of base salary (with the 2023 bonus opportunity prorated for the time in each role; see details of the 2023 annual incentive bonus under the caption "Annual Incentive Bonus" below).
- Increase in long-term incentives award target value from 550% to 700% of base salary, effective July 1, 2023.
- A transitional grant of long-term incentives valued at $2,031,250, representing an amount equal to the difference between the sum of the target values for his pre-transition and post-transition roles (each with six-month proration), minus the target value of the annual grant of long-term incentives he received in February 2023 ($5,912,500). The transitional grant was split 50/50 on a share count and value basis between restricted stock and performance shares. The full-year combined grant target value of $7,943,750 reflects the value intended to be delivered based on the time spent in each role in 2023. Aside from this grant that equalized Mr. Riggs' 2023 long-term incentive opportunity for the two roles he served in during 2023, there was no supplemental grant of long-term incentives associated with his promotion to CEO.

***Human Resources and Compensation Committee Decisions for Mr. Simmons as COO***

- Increase of annualized base salary to $900,000, effective July 20, 2023.
- No change to annual incentive bonus target of 100% of base salary (with the 2023 bonus opportunity based on his pre-transition and post-transition salaries, prorated at six months each; see details of the 2023 annual incentive bonus under the caption "Annual Incentive Bonus" below).

- Increase in long-term incentives award target from 325% to 450% of base salary for the final six months of 2023.
- A transitional grant of long-term incentives valued at $802,188, representing an amount equal to the difference between the sum of the target values for his pre-transition and post-transition roles (each with six-month proration), minus the target value of the annual grant of long-term incentives he received in February 2023 ($2,445,625). The transitional grant was split 50/50 on a share count and value basis between restricted stock and performance shares. The full-year combined grant target value of $3,247,813 reflects the value intended to be delivered based on the time spent in each role in 2023. Aside from this grant that equalized Mr. Simmons' 2023 long-term incentive opportunity for the two roles he served in during 2023, there was no supplemental grant of long-term incentives associated with his promotion to COO.

**Fifty percent of the share count (and target value) of the transitional grants of long-term incentives awarded to Mr. Riggs and Mr. Simmons was delivered in performance shares that vest contingent upon the Human Resources and Compensation Committee's certification of Valero's achievement of objective performance goals (the remaining fifty percent was delivered in restricted stock).** As described in further detail below, target grant values for each NEO differ from amounts disclosed in the Summary Compensation Table in this proxy statement due to several factors.

## VALERO'S COMPENSATION PHILOSOPHY

☑ Tightly link company performance and executive pay

☑ Align the interests of executives and stockholders

☑ Manage risk and adopt best practices in executive pay

☑ Balance compensation over short- and long-term

☑ Facilitate retention of top executive talent

☑ Advance HSE, sustainability, and climate-related objectives through executive incentives

## ELEMENTS OF EXECUTIVE COMPENSATION—SUMMARY

The primary elements of our 2023 executive compensation program are summarized in the table below.

| Element | Form | Key Characteristics |
|---|---|---|
| **Base Salary** | Cash | • Takes into consideration scope and complexity of the role, peer market data, experience of the incumbent, and individual performance and circumstances<br>• Aligned with competitive practices in order to support recruitment and retention of top talent |
| **Annual Incentive Bonus Program** | Performance-Based Cash | • Variable component of annual pay focused on achievement of short-term annual financial, operational, and strategic objectives that are critical drivers for safe and reliable operations, returns to stockholders, the disciplined use of capital, and achievement of HSE, sustainability, and climate-related goals |
| **Long-Term Incentive Program** | Performance Shares (50%) | • Measures relative TSR against a twelve-member Performance Peer Group (inclusive of Valero) across a three-year period and two unique metrics related to low-carbon goals<br>• Incentivizes stockholder returns and commitment to our low-carbon objectives, including reductions/displacements of GHG emissions and investments in low-carbon initiatives<br>• Value delivered is driven by TSR performance relative to relevant peers and by our progress in advancing our low-carbon fuels strategy |
| | Restricted Stock (50%) | • Value delivered is driven by absolute performance of Valero Common Stock and returns to stockholders through dividends<br>• Aids in retention of critical talent<br>• Vests 1/3 per year over three years |

☐ Fixed  ☐ Variable

*Target Total Pay*

The Committee administers executive compensation such that each executive's Target Total Pay is within a reasonable range of the median of the most recently available role-specific market data provided by the Committee's independent executive compensation consultant. Target Total Pay represents in aggregate the three primary elements of our executive compensation program as listed and summarized in the prior table (salary, annual incentive bonus, and long-term incentives). Each element is administered independently with reference to competitive market data and with consideration of other factors as discussed further in this Compensation Discussion and Analysis. Target Total Pay for 2023 for our NEOs (as defined below) is listed in the table below, assuming, in the case of Messrs. Gorder, Riggs, and Simmons, that such individuals were in the role they were in as of December 31, 2023, for the entire year. Target Total Pay for Messrs. Gorder, Riggs, and Simmons thus reflects the annualized pay targets for their respective post-transition roles of Executive Chairman, CEO, and COO, respectively.

| | | **Salary (Dec. 31, 2023) ($) (1)** | **Target Annual Incentive Bonus ($) (1)** | **Target Long-term Incentives (Stock Awards) ($) (2)** | **Target Total Pay ($)** |
|---|---|---|---|---|---|
| **Riggs** | CEO | 1,425,000 | 2,280,000 | 9,975,000 | 13,680,000 |
| **Fraser** | Chief Financial Officer ("CFO") | 925,000 | 925,000 | 4,162,500 | 6,012,500 |
| **Simmons** | COO | 900,000 | 900,000 | 4,050,000 | 5,850,000 |
| **Thomas (3)** | CTO | 725,000 | 616,250 | 1,993,750 | 3,335,000 |
| **Walsh** | GC | 675,000 | 573,750 | 1,856,250 | 3,105,000 |
| **Gorder (4)** | Executive Chairman | 1,080,000 | 1,728,000 | 7,560,000 | 10,368,000 |

**Target Total Pay represents the target pay levels considered by the Committee for NEOs before accounting for short- and long-term performance outcomes.**

Footnotes:

(1) Represents "Salary" in the table above multiplied by the executive's target bonus percentage as described below under the caption "Annual Incentive Bonus." For Messrs. Gorder, Riggs, and Simmons, "Salary" and "Target Annual Incentive Bonus" in the table above reflect full-year annualized values assuming such individuals were in their post-transition role for the entire year.

(2) Represents "Salary" in the table above multiplied by the executive's target LTI percentage with potential performance-related adjustments as described below under the caption "Long-Term Incentive Awards." The values shown also represent the awarded value of the 2023 LTI grants as administered to each NEO, other than Messrs. Gorder, Riggs, and Simmons, for which target LTIs in the table above reflect annualized values assuming such individual was in their post-transition role for the entire year. See "Pre-Role Transition LTI Grants" and "Role Transition LTI Grants" below for more information, including actual 2023 target values awarded to Messrs. Gorder, Riggs, and Simmons.

(3) Ms. Thomas retired effective January 2, 2024.

(4) Mr. Gorder retired as CEO and was elected as Executive Chairman each effective as of the close of business on June 30, 2023.

The total compensation (and certain pay values that it encompasses) for each executive as disclosed in the Summary Compensation Table in this proxy statement differ from the Target Total Pay (and certain target pay values that it encompasses) as listed in the preceding table primarily due to the following factors.

- The values disclosed in the Summary Compensation Table for "Salary," "Stock Awards," "Non-Equity Incentive Plan Compensation," and "Total" compensation for Messrs. Gorder, Riggs, and Simmons reflect the sum totals for each across both pre-transition and post-transition roles and are calculated in accordance with SEC disclosure requirements, whereas the values disclosed in the table above for Target Total Pay (for each individual pay element) reflect the annualized values associated with the respective post-transition roles of Messrs. Gorder, Riggs, and Simmons.

- Target Total Pay excludes values associated with certain retirement benefits that are included in the Summary Compensation Table, which can change significantly year-to-year due to actuarial assumptions and other factors (see the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table and related footnotes). Also excluded are the "All Other Compensation" perquisites and benefits disclosed in the Summary Compensation Table.

- The values disclosed in the Summary Compensation Table for LTI awards are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which are used for assessing compensation levels. Most notably, the disclosed values for performance shares in the Summary Compensation Table represent three different tranches from three different awards as part of the annual grant cycle (granted in 2021,

2022, and 2023), and transitional awards granted on July 1, 2023, and July 20, 2023, to Messrs. Riggs and Simmons, respectively, in connection with their new roles, each of which include adjustments for predicted performance (see footnote (2) of the Summary Compensation Table for further details), whereas the value of performance shares within the target LTI element of Target Total Pay represents (for Messrs. Fraser and Walsh, and Ms. Thomas) both the target award and the full 2023 award grants, which was administered based on our average closing stock price for the 15 consecutive trading days ending the day before the grant date. 2023 Target Total Pay for Messrs. Gorder, Riggs, and Simmons reflects annualized amounts assuming they had been in their post-transition role for all of 2023. For example, in 2023 the value disclosed for restricted stock and performance shares within the "Stock Awards" column of the Summary Compensation Table for Mr. Fraser was approximately $1.13 million higher than the comparable Target Total Pay value. The values disclosed in the "Stock Awards" column of the Summary Compensation Table for Messrs. Gorder, Riggs, and Simmons also differ substantially from the comparable Target Total Pay values, which are annualized amounts assuming they had been in their post-transition roles for all of 2023. See the Grants of Plan-Based Awards Table and related footnotes for more details on 2023 LTI grants under SEC disclosure rules, and "Pre-Role Transition LTI Grants" and "Role Transition LTI Grants" below for more details on target values awarded.

Other factors contributing to differences between the disclosed values in the Summary Compensation Table and the values shown within Target Total Pay include the actual annual bonus amount earned for performance versus the target annual incentive bonus value and, for restricted stock grants, the difference between the stock price associated with the grant date fair value of the award (as required for the Summary Compensation Table disclosure) and the stock price used to determine the number of restricted shares granted in order to achieve the target value.

## EXECUTIVE PAY IN SUMMARY

The following charts summarize year-over-year changes to Target Total Pay* from 2021 through 2023 for our CEO (as of December 31) and our other non-CEO named executive officers listed in the Summary Compensation Table for such year (in average) (such individuals, "NEOs" or "named executive officers"). "CEO Pay" for 2021 and 2022 reflects Target Total Pay* for Mr. Gorder while serving as CEO, and "CEO Pay" for 2023 reflects Target Total Pay* for Mr. Riggs, who was elected as CEO in mid-2023. The "Avg of other non-CEO NEOs" for all years reflects average Target Total Pay* for NEOs not serving as CEO at any time during the year.



* Target Total Pay for 2023 is based on pay levels as of December 31, 2023, as if such pay levels were in place for all of 2023.

**Target Total Pay for our CEO remained flat from 2021 to 2022 (for Mr. Gorder), and then was reduced in 2023 (for Mr. Riggs) as a reflection of the difference in experience within the role.**

The small decrease in Target Total Pay from 2022 to 2023 for the other non-CEO NEOs (as shown in average) primarily reflects changes to the non-CEO NEO composition from 2022 to 2023 in connection with the CEO transition from Mr. Gorder to Mr. Riggs in 2023.

## PAY FOR PERFORMANCE ALIGNMENT RELATIVE TO PEERS

Valero's executive pay program is designed to reward executives for superior company performance. The program design emphasizes variable incentive pay (delivered through annual and long-term incentives) such that an executive's pay ultimately realized is significantly dependent upon the achievement of both absolute and relative performance measures.

The table below shows relative performance and pay versus companies within our Compensation Comparator Peer Group over the five-year period ending in 2022 (results through 2023 cannot be determined until 2023 executive pay for all comparator companies is disclosed in 2024 proxy statements). We assess this relative performance and pay by (i) comparing our TSR relative to our peers (for measuring relative performance), and (ii) by comparing "realizable" pay for our executives relative to "realizable" pay for the executives of our peers (for measuring relative pay) as set forth below. Because relative performance and pay versus peer companies is measured over the five-year period ending in 2022, the "realizable" pay within both the CEO comparison and the Top-5 Executives comparison includes pay levels only for Mr. Gorder as CEO. The Committee regularly reviews additional third-party pay and performance alignment analyses to assess the pay and performance relationship and to ensure our executive compensation program is producing the desired pay and performance alignment outcomes.

> **After engaging with the independent compensation consultant, we believe our executive compensation is tightly aligned with performance relative to the peers below.**

| Timeframe | Role | Valero's Percentile Ranking vs. Peers[1] | |
| --- | --- | --- | --- |
| | | Relative TSR Performance vs. Peers | Relative Pay[2] vs. Peers |
| **5 Years** (ending in 2022) | CEO | 77th percentile | 69th percentile |
| | Top-5 Executives[3] (including CEO) | 77th percentile | 62nd percentile |

Footnotes:

(1) Reflects the 2023 Compensation Comparator Peer Group of 14 peers as described under the caption "Peer Group and Benchmarking Data" below. Peer company Dow Inc. is excluded from the analysis as 5-year pay and performance data is not available prior to its 2019 spin-off.

(2) Represents "realizable" pay as reported in company annual proxy statements and includes: salaries; annual bonuses earned; long-term incentive awards that have vested or been exercised; the increase/decrease in long-term incentive awards that are still outstanding; and one-off payments like severance to outgoing executives and sign-on awards for incoming executives.

(3) Pay comparisons are drawn against the "Top-5" group of executives at Valero and the peers, inclusive of the CEO, the CFO, and the three highest-paid other named executive officers as disclosed in the respective proxy statements for each year within the five year measurement period. The calculations are conducted on the cumulative pay of each company's five most highly compensated named executive officers. In cases in which a company included more than five named executive officers in their pay disclosures only the five most highly paid executives were included, in order to maintain consistency across all companies.

## COMPENSATION DISCUSSION AND ANALYSIS

The following chart illustrates the CEO five-year relationship between relative pay and relative performance versus the peers through 2022 (referenced in footnote (1) above) and shows that CEO pay and company performance were aligned over this time period:



**CEO - 5-Year Cumulative Real Compensation Percentile vs. Cumulative Total Shareholder Return Percentile (1/1/18–12/31/22)**

Five-year pay history reflects Mr. Gorder's cumulative "realizable" pay during this period as our CEO.

The following chart illustrates the top five named executive officers' five-year relationship between relative pay and relative performance versus the peers through 2022 (referenced in footnote (1) above) and also shows that pay and performance for the top-five named executive officers were aligned for this time period:



Five-year pay history reflects the cumulative pay of top-5 NEOs' (including Mr. Gorder as CEO) "realizable" pay during this period.

## EXECUTIVE COMPENSATION DESIGN ELEMENTS

### Annual Incentive Bonus Program*

| Component | Metric(s) | Weight | Outcome Range |
|---|---|---|---|
| **Financial** | EPS, adjusted** | 40% | 0% - 200% |
| **Operational** | a) Health, Safety, and Environment (HSE)<br>b) Mechanical Availability<br>c) Refining Cash Operating Expense Management | 40% | 0% - 200% |
| **Strategic** | Array of Initiatives, including ESG efforts and improvement | 20% | 0% - 200% |
| | **COMBINED:** | **100%** | **0% - 200%** |

\* Our annual incentive bonus plan and matters related thereto are often referred to herein as our annual incentive bonus program.

\*\* Earnings per share ("EPS") attributable to Valero stockholders, adjusted assumes dilution and excludes certain special items, as discussed in further detail below.

## Long-Term Incentive Program

**Target Pay Mix - CEO**



Variable Pay

10%

17%

73%

- Salary
- Annual Incentive Bonus
- Long-Term Incentives

**50%**
**Performance Shares**

- Primary performance measure: Relative TSR vs. Performance Peer Group
- Secondary performance measure: Energy Transition modifier tied to GHG emissions reductions/displacements and growth capital deployed for low-carbon initiatives
- Range of payout: 0% to 200% of target
- 3-yr ratable vesting, with no re-testing

**50%**
**Restricted Stock**

- Value ultimately realized increases/decreases with the Valero Common Stock price movement and dividends paid
- 3-yr ratable vesting

### 90 percent of CEO Target Total Pay for 2023 is at risk (variable)*

\* Target Total Pay for 2023 is based on pay levels as of December 31, 2023, as if such pay levels were in place for all of 2023.

## PERFORMANCE OUTCOMES FOR 2023

### Significant Business and Organizational Achievements Related to Compensation Targets*:

- **Earned $24.92 per share** ($24.90 per share excluding special items, as discussed further below), the second highest in company history.
- **Returned over $6.6 billion to stockholders** through stock purchases totaling approximately $5.2 billion and dividend payments of approximately $1.5 billion.
- Achieved **best-ever environmental performance** as measured through our refinery environmental scorecard incidents metric.
- Achieved **best-ever mechanical availability in the refining segment, at 97.4 percent.**
- Successfully completed and started up the new crude coking unit at the Port Arthur, Texas refinery, which enhances its ability to process incremental volumes of heavy crudes and residual feedstocks, while also improving turnaround efficiency.
- Identified over $169 million in cost savings and avoidance across the organization.
- Deployed over 40 percent of growth CapEx attributable to Valero (as discussed further below) for low-carbon initiatives in 2023.
- Initiated investment and construction on a $315 million large-scale project to produce SAF at our renewable diesel plant in Port Arthur, Texas. This project is expected to be completed in the first quarter of 2025 and is also expected to give the plant the optionality to upgrade approximately 50 percent of its current 470 million gallon renewable diesel annual production capacity to SAF, which is expected to make it one of the largest SAF manufacturers in the world.
- Set an annual record for renewable diesel sales volumes.

\* See the disclosures under "What We're Doing on GHG Emissions and Climate" above, including the footnotes and cross-references therein, and the discussions of our performance outcomes under the captions "Annual Incentive Bonus" and "Long-Term Incentive Awards" in this Compensation Discussion and Analysis for more details on our recent accomplishments.

## EXECUTIVE COMPENSATION—HSE, SUSTAINABILITY, AND CLIMATE

Valero has continuously included quantitative environmental and safety performance measures within its annual incentive bonus program for 12+ years. In 2020, the annual incentive bonus program was modified to reward additional sustainability-related efforts and improvement. In 2021, we again strengthened the ties between executive compensation and sustainability and climate-related priorities through the addition of a quantitative Energy Transition measure to the performance share component of our long-term incentive program. The following table summarizes the HSE, sustainability, and climate-related components of Valero's executive compensation program for 2023. The details of each component and 2023 results are further described under the captions "Annual Incentive Bonus" and "Long-Term Incentive Awards," respectively, in this Compensation Discussion and Analysis.

| Compensation Program | Element | Weighting/Impact | Key Characteristics |
|---|---|---|---|
| **Annual Incentive Bonus (Short-Term Incentives)** | Health, Safety, and Environment Metric within the Operational Component | 13.3 percent of annual incentive bonus | • Consists of seven separately weighted measures featuring both "leading" and "lagging" indicators across three operational groups (separate from reportable segments): Refining, Ethanol, and Logistics<br><br>• Leading indicator metrics promote management behaviors including progress against pre-established criteria for inspections and action-items, which have proven to result in improved environmental and safety outcomes<br><br>• Lagging indicators include "Environmental Scorecard Incidents" measuring the number of incidents reportable to regulatory agencies*; and Tier 1 Process Safety Event Number/Rate, which is a metric defined by the American Petroleum Institute ("API") that looks at process safety events per 200,000 working hours (for rate) |
| **Annual Incentive Bonus (Short-Term Incentives)** | Strategic Execution | 20 percent of annual incentive bonus | • Includes "ESG Efforts & Improvement" as one of five key strategic areas<br><br>• Significant achievements are reported and performance is subjectively assessed on five different initiatives: which include environmental stewardship and sustainability initiatives, as well as initiatives related to compliance, human capital, and corporate citizenship matters |
| **Performance Shares (Long-Term Incentives)** | Energy Transition Modifier | plus/minus 25 percentage points to final payout of the performance share component of long-term incentives | • Performance is assessed based on Valero's progress in meeting the challenges and opportunities of expanding its low-carbon footprint, including (i) progress towards our publicly announced GHG emissions reduction/displacement targets**, and (ii) investment of growth CapEx attributable to Valero into low-carbon initiatives** |

\* The "Environmental Scorecard Incidents" metric for the 2023 annual bonus program includes a severity/volume enhancer feature, which weights significant spills/releases more heavily in the performance scales. The details of this feature are further described under the caption "Annual Incentive Bonus."

\*\* In February 2023, due to having achieved our short-term 2025 target early, the Human Resources and Compensation Committee approved a modification to our Energy Transition modifier to make the goals more challenging to achieve and that continued on to our 2035 GHG reduction/displacement target. The Committee also approved a modification to the metric utilized in assessing Valero's continued investment into low-carbon initiatives by expanding the timeframe assessed. In February 2024, as a result of 2023 performance exceeding the elevated threshold adopted in 2023 for the metric utilized in assessing Valero's GHG emissions reductions/displacements progress, the Committee approved an additional modification that further elevates the threshold for this metric and makes it even more challenging to achieve. See "2023 Energy Transition Modifier Results" below and the disclosures above under "What We're Doing on GHG Emissions and Climate," including the footnotes and cross-references therein.

# Compensation Discussion and Analysis—Detail

## Adoption of Compensation Governance Best Practices

Our executive compensation program includes many features that are recognized as best practices. Set forth below are some of our strong compensation governance practices.

### PAY FOR PERFORMANCE

- Incentive compensation (annual incentive bonus and long-term incentives) represents the majority (ranging from 78 percent to 90 percent) of the 2023 Target Total Pay of our named executive officers.

- We target 50 percent of the long-term incentive value and share count granted to our named executive officers to be awarded in the form of performance shares tied to relative TSR performance and progress and achievements in our low-carbon fuels strategy, as discussed below.

### STOCKHOLDER ALIGNMENT

- We use **multiple performance metrics** to motivate achievements that complement one another and that contribute to the long-term creation of stockholder value.

- Our named executive officers and directors are subject to **meaningful *Stock Ownership and Retention Guidelines,* which were recently strengthened as discussed further under the caption "Stock Ownership and Retention Guidelines" below.** Our guidelines for senior executives require more significant ownership levels (as a percent of salary) than the median levels among our peers and companies in the S&P 500.

- **We engage in stockholder, stakeholder, and proxy advisor outreach** to solicit input on our compensation programs, including participation of senior leadership on our Board and/or members of our senior management team. See "Robust Say-On-Pay Engagement and Response" above for more information.

- 100 percent of our long-term incentive opportunity is denominated in shares of Valero Common Stock.

- **We cap final vesting of performance shares at 100 percent of target if Valero's TSR is negative** over the performance period, regardless of potential outperformance versus peers.

- Earned values under the performance share component of our LTI program are tied not only to increases to Valero's stock price, but also to the extent to which Valero's TSR surpasses our peers' (as described above) respective TSR.

### PROGRAM DESIGN

- Incentives are balanced between absolute performance goals (rewarding the achievement of pre-established goals) and relative measures (namely, relative TSR, which links incentives under performance shares to surpassing the TSR performance of our peers, as described above).

- We have **maximum payout ceilings** on both our annual incentive bonus opportunities and our performance shares.

- Achievement of target performance for the relative TSR performance component of our performance shares requires performance above the peer TSR median.

- Our executive pay program includes design features that mitigate against the risk of inappropriate behaviors.

- Our executive pay design aligns overall with typical practices among Valero's peers and in comparable industries.

### PAY BENCHMARKING

- Valero's revenues and market capitalization are within a reasonable range of the median revenues and market capitalization of the peer group of companies against which we benchmark our executives' pay, reflecting that we make pay comparisons in a size-appropriate fashion.

- **We benchmark against the median pay levels** of the Compensation Comparator Peer Group for each of base pay, annual incentive bonus, long-term incentives, and Target Total Pay.

## AVOID PROBLEMATIC PAY PRACTICES

- **We have eliminated all change of control gross-ups** for potential parachute excise taxes and maintain a policy against the implementation of change of control arrangements that contain gross-ups.

- We have a policy (i) stipulating that grants of performance shares contain "double trigger" terms and conditions for vesting in a change of control context such that performance shares will not automatically vest upon a change of control of Valero, and (ii) that states that the Committee may provide in the award agreement with the participant that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares will vest on a partial, pro rata basis (depending on length of service during the performance period) upon such termination (rather than vesting automatically in full upon the change of control), with such qualifications for an award as the Committee may determine.

- Our long-term incentive program mandates that **stock options cannot be re-priced** without stockholder approval.

- Our named executive officers and directors are prohibited from pledging shares of our Common Stock as collateral or security for indebtedness, and may not purchase, sell, or write calls, puts, or other options or derivative instruments, including those that are designed to hedge or offset any decrease in the market value of our Common Stock.

- **Our *Executive Compensation Clawback Policy*** requires the return of bonuses and other incentive and equity compensation in certain restatement situations **beyond those covered by minimum SEC and NYSE requirements.**

See "Compensation-Related Policies" below and "Risk Assessment of Compensation Programs" above for additional information.

## OTHER STRONG GOVERNANCE FEATURES

- The Committee is composed entirely of directors who meet the applicable independence requirements of the SEC and NYSE.

- The Committee retains the services of an independent executive compensation consultant that provides services directly to the Committee.

- We conduct an annual say-on-pay vote as recommended by our stockholders.

- We have a declassified Board; all of our continuing directors stand for re-election each year.

- Our Board has approved a limit on the annual amount of equity compensation that may be paid to non-employee directors.

- We currently have ten independent directors (9 director nominees) who serve on four fully independent committees.

- Seven of the nine independent director nominees are women or racially/ethnically diverse (including four women directors, three Black or African American directors, and one Hispanic or Latino director).

- Our CEO and Chairman roles are separated, and we have an independent Lead Director.

- Our bylaws grant proxy access to our stockholders.

- Our bylaws permit stockholders to call special meetings of stockholders.

### Administration of Executive Compensation Program

Our executive compensation program is administered by the Human Resources and Compensation Committee. The Committee is composed of three independent directors from our Board. They do not participate in our executive compensation program. Policies adopted and/or overseen by the Committee are implemented by our compensation and benefits staff. In 2023, the Committee continued to retain Exequity LLP ("Exequity") as an independent compensation consultant for executive and director compensation matters. The nature and scope of the consultant's services are described below under "Compensation Consultant Disclosures."

## PEER GROUP AND BENCHMARKING DATA

The Human Resources and Compensation Committee uses peer group compensation data to assess benchmarks of base salary, annual incentive compensation, and long-term incentive compensation. The Committee uses the Compensation Comparator Peer Group (further described below) to benchmark compensation for our named executive officers. This reference is sometimes referred to in this proxy statement as "compensation survey data" or "competitive survey data."

### *Compensation Comparator Peer Group*

The Compensation Comparator Peer Group (applicable to 2023 salary, long-term incentive, and annual incentive bonus decisions) is **composed of companies that either engage in U.S. domestic oil and gas operations or are large, complex companies from comparable industries that are representative of the scale and complexity of Valero's operations.**

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Comparator Peer Group is relevant to our business because we compete with the member companies for talent at every level from entry-level employees to senior executives. **We believe that our pay comparisons are size-appropriate because the median revenues and market capitalization of the peer group are within a reasonable range of our revenues and market capitalization** for the period covered in the competitive survey data. Our understanding of this group's compensation programs and levels is vitally important in order to remain competitive in the market for employee and executive talent.

| Compensation Comparator Peer Group | |
|---|---|
| *Chevron Corporation* | *HF Sinclair Corporation** |
| *ConocoPhillips** | *Lockheed Martin Corporation* |
| *Dow Inc.* | *LyondellBasell Industries N.V.** |
| *EOG Resources, Inc.** | *Marathon Petroleum Corporation** |
| *Exxon Mobil Corporation* | *Occidental Petroleum Corporation** |
| *General Motors Company* | *Phillips 66** |
| *Halliburton Company* | *RTX Corporation*** |

* Also a member of the Performance Peer Group as described below.

** In July 2023, Raytheon Technologies Corporation changed its name to RTX Corporation.

Given Valero's size and complexity, our employees at all levels would be qualified candidates for similar jobs at any of the companies included in this group. The Compensation Comparator Peer Group was approved by the Human Resources and Compensation Committee in October 2022 when executive pay levels were initially considered and established according to the annual pay review process as further described under the caption "Process and Timing of Compensation Decisions."

The Compensation Comparator Peer Group was also utilized in establishing 2023 long-term incentive targets and awards as further described under the caption "Long-Term Incentive Awards." The Human Resources and Compensation Committee established the group after considering: (i) direct competitor companies with whom Valero would either seek out executive talent or must defend our own (includes independent refining and marketing and integrated oil and gas companies with large-scale refining operations, with some consideration for oil and gas exploration and production companies and oil field services companies if similar in scale and complexity); (ii) similarly complex organizations in comparable industries within an appropriate and comparable size based on revenues and market capitalization (generally within the range of 50% to 250% of Valero's); and (iii) companies generally employing typical U.S.-based approaches to executive pay and within a reasonable geographic proximity. In establishing the Compensation Comparator Peer Group, the Committee looked to position Valero within a reasonable range of the peer group median revenues and market capitalization.

Our compensation and benefits staff, under supervision of the Human Resources and Compensation Committee, develops recommendations for base salary, bonuses, and other compensation arrangements using the compensation survey data with assistance from Exequity. Our use of the data is consistent with our philosophy of providing executive compensation and benefits that are competitive with companies that we compete with for executive talent. In addition, the compensation survey data and analyses assist the Committee in assessing our pay levels and targets relative to companies in the Compensation Comparator Peer Group. See also the disclosures under the caption "Elements of Executive Compensation—Benchmarking Competitive Pay Levels."

In September 2022, the Committee prospectively approved changes to the Compensation Comparator Peer Group for use in making executive pay determinations applicable to fiscal year 2023. As we have previously disclosed, the changes include the removal of Ford Motor Company and the addition of LyondellBassell Industries N.V. ("LyondellBassell"), RTX Corporation (formerly known as Raytheon Technologies Corporation), and Lockheed Martin Corporation. The Compensation Comparator Peer Group for 2023 as described above reflects an expansion of the peer group from 2022 (from 12 to 14 companies) to ensure a more robust set of comparative data, inclusion of companies of similar scale and complexity from currently represented or additional comparable industries, and with consideration of evolving business strategies of current or potential peer companies, which may be converging or diverging from Valero's.

#### *Performance Peer Group*

**We use a different peer group for purposes of determining the relative performance of Valero's TSR.** We use this relative TSR metric in the performance share component of our LTI program (along with additional performance measures related to our Energy Transition modifier). The 2023 Performance Peer Group was selected based on the members' engagement in U.S. domestic refining and marketing operations or comparable industries. In addition, we confirm the correlation of these companies' stock price

over time with Valero's in order to ensure that we are making TSR comparisons against companies whose stock price can generally be expected to perform in consistent ways in relation to Valero's. This testing helps confirm that Valero's outperformance versus peers is attributable to the stewardship of our executives, as opposed to extraneous market conditions.

Our use of different peer groups for compensation and performance is based on our belief that when measuring business performance, companies with a similar business model (or with similar operations within such business model) should be included. But we also recognize that **comparing the performance of Valero's operations with those of upstream and integrated oil and gas companies, and similarly complex organizations in comparable industries, can result in anomalies due to the mismatch in how similar industry-specific events can impact companies with these varying business models. Broader events such as the COVID-19 pandemic and global geopolitical and other conflicts and tensions also affect companies differently, adding to the difficulty in formulating a peer group without anomalies in results. In addition, there are relatively few companies in our business against which clear comparisons can be drawn, rendering a peer group composition more challenging than in most industries.**

In February 2023, the Committee established a peer group for TSR measurement applicable to the 2023 annual awards of performance shares (and established the same peer group in July 2023 for the transitional grants to Messrs. Riggs and Simmons). Included in the peer group is the Energy Select Sector SPDR Fund (XLE) index, which serves as a proxy for stock price performance of the energy sector and includes companies with which we compete for capital. The change in the XLE index price across the designated performance periods is measured as TSR. We are included in this peer group when results are calculated. In addition to Valero, the performance peer group for the 2023 awards is composed of the following ten companies and the XLE index.

| Performance Peer Group (for Relative TSR Comparison) | |
| --- | --- |
| ConocoPhillips* | Marathon Petroleum Corporation* |
| CVR Energy, Inc. | Occidental Petroleum Corporation* |
| Delek US Holdings, Inc. | PBF Energy Inc. |
| EOG Resources, Inc.* | Phillips 66* |
| HF Sinclair Corporation* | Energy Select Sector SPDR Fund (XLE) |
| LyondellBasell Industries N.V.* | |

\*     Also a member of the Compensation Comparator Peer Group as described previously.

LyondellBasell was added to the Performance Peer Group for the 2023 grants of performance shares because of its similarities to Valero in size, complexity, and exposure to commodity pricing volatility for both its products and feedstocks. LyondellBasell also helps balance the full portfolio of performance peers by helping ensure accountability of TSR performance both within the core downstream segment of the oil and gas industry, and also in adjacent segments that face similar challenges and opportunities. LyondellBasell was not added for the tranches of outstanding performance shares granted prior to 2023 (i.e., the third tranche of the 2021 grant and the second tranche of the 2022 grant).

## PROCESS AND TIMING OF COMPENSATION DECISIONS

The Committee reviews and approves all compensation targets for the named executive officers each year in conjunction with Valero's annual strategic planning meeting (October or November) and reviews and determines annual incentive compensation payouts (annual incentive bonus and long-term incentives) in the first quarter of the fiscal year after the conclusion of previously approved performance periods. The CEO evaluates the performance of the other executive officers and develops individual recommendations based upon the competitive survey data. The CEO and the Committee may make adjustments to the recommended compensation based upon an assessment of an individual's performance and contributions to Valero, or for retention or other reasons. This process applied in both the first half of 2023 when Mr. Gorder served as CEO and the second half of 2023 when Mr. Riggs served as CEO. The regularly scheduled annual pay changes for 2023 were recommended by Mr. Gorder and pay adjustments related to certain executive promotions in the second half of 2023 were recommended by Mr. Riggs.

The compensation for the Chief Executive Officer and the Executive Chairman is reviewed by the Human Resources and Compensation Committee and recommended to the Board's independent directors for approval. This assessment is based on the competitive survey data and, as applicable, other factors described in this Compensation Discussion and Analysis, and adjustments may be made based upon the independent directors' evaluation of the Chief Executive Officer's and the Executive Chairman's performance and contributions, as well as individual circumstances. This process applied to pay decisions in 2023 related to Mr. Gorder for each of his periods serving as CEO and as Executive Chairman, and to Mr. Riggs for his period serving as CEO.

We evaluate the total compensation opportunity offered to each NEO at least once annually. The Committee assesses the target levels of annual incentive and LTI compensation for the current fiscal year based upon its review of competitive survey data provided by Exequity (and, as applicable, other factors described in this Compensation Discussion and Analysis), and recommendations from Valero's CEO for other executive officers. The Committee also reviews competitive survey data (and, as applicable, other factors described in this Compensation Discussion and Analysis) for annual salary rates for NEO positions for the next fiscal year and approves (or recommends to the other independent directors in the case of our CEO and Executive Chairman) new salary rates to become effective the next fiscal year. The Committee may, however, review salaries or grant long-term incentive awards at other times during the year because of new appointments or promotions, or for retention or other strategic reasons. **The Committee does not time the grants of long-term incentive awards around Valero's release of undisclosed material information.**

## Elements of Executive Compensation

Our executive compensation program includes the following material elements.



We chose these elements to foster the potential for both current and long-term compensation opportunities and to attract and retain executive talent. We believe that variable pay (i.e., annual incentive bonus and long-term equity-based incentives that do not become a permanent part of base salary)—when delivered through appropriate incentives—is ultimately the best way to drive total compensation among our named executive officers.

We believe that a significant portion of the compensation paid to our named executive officers should be incentive-based and determined by both company and individual performance. Our executive compensation program is designed to accomplish the following long-term objectives:

- to provide compensation payouts that are tied to the performance of internal and external metrics both on a relative and absolute basis;
- to align executives' pay opportunities with stockholder value creation; and
- to attract, motivate, and retain the best executive talent in our industry.

We believe that superior performance is motivated when an executive's achievement of his or her full compensation opportunities is contingent on achieving performance results that exceed pre-established goals and/or outperforming peers.

Our annual incentive bonus program rewards are tied to:

- safe operations;
- environmental stewardship;
- reliable and efficient operations;
- returns to stockholders;
- achievement of HSE, sustainability, and climate-related goals; and
- attainment of other key financial, operational, and strategic performance measures.

Our long-term equity incentive awards are designed to tie executives' financial reward opportunities with increased stockholder value creation as measured by:

- long-term stock price performance (both absolute and relative to the peer group);
- progress and achievements in our low-carbon fuels strategy, in the case of performance shares; and
- payment of dividends.

Base salary is designed to provide a fixed level of competitive pay that reflects the named executive officer's primary duties and responsibilities, and to provide a base upon which incentive opportunities and certain other benefit levels are established. The long-term incentive awards in our executive compensation program include performance shares and restricted stock. We believe that incentives that drive stockholder value should also drive named executive officer pay. We note that performance shares, when issued, do not assure a payout to the named executive officer unless and until stockholder value is created through company performance as measured through TSR relative to our peers (as described above) and/or progress and achievements related to GHG emissions reductions/displacements and growth capital deployed for low-carbon initiatives. We also believe that named executive officers should hold a significant equity stake in the company to further motivate the creation of stockholder value, and that retention of our industry-leading group of top executives is critical to our ongoing success, which is why we include awards of restricted stock in our long-term incentive program coupled with rigorous *Stock Ownership and Retention Guidelines*, which were recently made even more rigorous as further described under the caption "Stock Ownership and Retention Guidelines."

## BENCHMARKING COMPETITIVE PAY LEVELS

The Committee **benchmarks base salaries for our named executive officers against the 50th percentile (median)** of compensation survey data, and may make decisions to pay above or below this level based on individual circumstances (including performance of the executive, internal parity, retention, and management succession planning). We also **benchmark annual bonus targets (expressed as a percentage of base salary), long-term incentive targets (expressed as a percentage of base salary), and Target Total Pay for each executive position by reference to the 50th percentile (median) benchmark** of the Compensation Comparator Peer Group, and may make decisions to award above or below these targets based on individual circumstances (including performance of the executive, internal parity, retention, and management succession planning). Preserving flexibility to award compensation opportunities above or below the median peer levels helps tailor such opportunities to the individual and the role, resulting in a more customized match of competitive pay opportunities and pay-for-performance design attributes.

In addition to benchmarking competitive pay levels to assess compensation levels and targets, we also consider the relative importance of a particular leadership position in comparison to other leadership positions in the organization. In this regard, when setting the level and targets for compensation for a position, we evaluate that position's scope and nature of responsibilities, size of business unit, complexity of duties and responsibilities, and its relationship to leadership authorities throughout Valero.

## ROLE OF INDIVIDUAL PERFORMANCE AND PERSONAL OBJECTIVES

The Committee evaluates the individual performance of, and performance objectives for, our NEOs. Performance and compensation for our CEO and Executive Chairman are reviewed and approved by the Board's independent directors with recommendations from the Committee. For executive officers other than the CEO, individual performance and compensation are evaluated by the Committee with recommendations from our CEO. Individual performance and objectives are specific to each NEO position.

## RELATIVE SIZE OF MAJOR COMPENSATION ELEMENTS

A named executive officer's Target Total Pay is structured so that realizing the targeted amount is highly contingent on Valero's performance due to the executive's level of at-risk pay. We use the term "Target Total Pay" to refer to the sum of an executive's base salary, targeted annual incentive bonus, and the target values of long-term incentive awards. Target Total Pay for 2023 for our NEOs is listed in the table below based on pay levels as of December 31, 2023, as if such pay levels were in place for all of 2023. The following graphic summarizes the relative Target Total Pay mix of 2023 base salary and target incentive compensation for our NEOs.

**2023 Target Total Pay Mix***



* Numbers may not foot to 100 percent due solely to rounding.

When setting executive compensation, the Human Resources and Compensation Committee considers the amount and form of compensation payable to an executive. The Committee seeks to achieve an appropriate balance between immediate cash rewards for the achievement of company and personal objectives and long-term incentives that align the interests of our named executive officers with those of our stockholders. The size of each element is based on the assessment of competitive survey data and market practices as well as company and individual performance.

The Human Resources and Compensation Committee analyzes Target Total Pay from a market competitive perspective, and then evaluates each component relative to its market reference. The Committee believes that making a significant portion of an executive's incentive compensation contingent on long-term stock price performance more closely aligns the executive's interests with those of our stockholders.

Because we place a large amount of Target Total Pay at risk in the form of variable pay (annual incentive bonus and long-term incentives), the Committee generally does not adjust current compensation based upon realized gains or losses from prior incentive awards or current stock holdings. For example, we normally will not change the size of a target long-term incentive grant in a particular year solely because of Valero's stock price performance during the immediately preceding years. The Human Resources and Compensation Committee recognizes that the refining and marketing industry is volatile and strives to maintain a measure of predictability consistent with a substantial reliance on variable compensation structures in furtherance of a fundamental pay for performance philosophy.

## BASE SALARIES

Base salaries for our NEOs are approved by the Human Resources and Compensation Committee after taking into consideration median practices for comparable roles among the Compensation Comparator Peer Group companies (and, as applicable, other factors described in this Compensation Discussion and Analysis). The Committee also considers the recommendations of our CEO for executive officers other than our CEO. The base salary and all other compensation of our CEO and our Executive Chairman are reviewed and approved by the independent directors of the Board upon recommendation from the Committee.

Base salaries are reviewed annually and may be adjusted to reflect promotions, the assignment of additional responsibilities, individual performance or circumstances, Valero's performance, or other strategic reasons. Salary changes resulting from the annual review are typically made effective on January 1. Salaries are also periodically adjusted to remain competitive with companies within the compensation survey data. An executive's compensation typically changes in relation to his or her responsibilities within Valero.

In conjunction with our CEO transition, and after consideration by the Committee and the Board's independent directors (for Mr. Gorder and Mr. Riggs) of competitive survey data provided by the independent compensation consultant, among other items, annualized base salaries were adjusted for Messrs. Gorder, Riggs, and Simmons as shown below (as of the date of their new role).

|  | Gorder | Riggs | Simmons |
| --- | --- | --- | --- |
| **Pre-Transition Base Salary (and role)** | $1,800,000 (CEO) | $1,075,000 (COO) | $752,500 (CCO) |
| **Post-Transition Base Salary (and role)** | $1,080,000 (Exec Chair) | $1,425,000 (CEO) | $900,000 (COO) |

## ANNUAL INCENTIVE BONUS

We believe that the achievement of short-term financial, operational, and strategic performance objectives is critical to creating long-term stockholder value. The annual incentive bonus is designed to incentivize executives to achieve industry-leading results as reflected through business-critical financial, operational, and strategic performance measures. We continue as one of the premier operators in the liquid fuels manufacturing and marketing industry through disciplined execution of our strategic plan and daily focus on operational excellence by our employees and management team. The annual incentive bonus design guides and incentivizes this daily focus with particular emphasis on ensuring the safety and protection of our employees, contractors, and communities. Our additional focus on striving to operate our refineries and plants reliably and at the lowest cost facilitates our goal to maximize profitability across all margin environments.

The Committee considers the following to determine annual incentive bonuses for each executive:

- the individual's position, which is used to help determine a targeted percentage of base salary that may be awarded as an incentive bonus (for executives who transitioned roles in 2023, full-year bonus opportunities were based on the annual salaries and target bonus percentages associated with their respective pre-transition and post-transition roles, prorated at six months each, and are calibrated to the competitive levels for each role served in during the year);

- pre-established performance objectives that include a quantitative financial performance goal ("Financial Performance Goal"), operational performance goals ("Operational Performance Goals"), and qualitative objectives related to Valero's long-term strategy ("Strategic Execution Goals") for the completed year, which are categorized under specific strategic areas including the disciplined use of capital, returns to stockholders, operational excellence, organizational excellence, and ESG efforts and improvement; and

- a qualitative evaluation of the individual's performance.

Thus, the amount of the bonus ultimately paid to a named executive officer takes into consideration the Committee's assessment of Valero's and each executive's performance in relation to the pre-established performance goals, as well as overall company performance and stockholder outcomes, as more fully described below.

### Financial Performance Goal

Weighted at 40 percent of the annual incentive bonus program, the Financial Performance Goal considered for our annual incentive bonus targets is EPS attributable to Valero stockholders – assuming dilution, adjusted for special items that are non-recurring and/or not indicative of our core performance. These adjustments have been consistently applied in recent years. The Committee establishes minimum, target, and maximum levels for such EPS performance in the first quarter of the performance year. We believe that this measure appropriately reflects our business planning process and corporate philosophy regarding financial performance measurement. **Valero's performance in 2023 was $24.90 per share (versus a target of $13.29 per share), representing near record annual adjusted EPS performance for Valero, and resulting in a 187.39 percent performance score.** The following table describes the adjustment to Valero's 2023 EPS for purposes of the 2023 Financial Performance Goal:

| | |
|---|---|
| EPS attributable to Valero stockholders – assuming dilution | $24.92 |
| Exclude: | |
| Gain on early retirement of debt | ($0.02) |
| Adjusted EPS for Financial Performance Goal | $24.90 |

The adjusted EPS target of $13.29 was established in the first quarter of 2023 based on Valero's assessment of anticipated full-year market conditions. **The $13.29 per share target represents an approximate 195 percent increase from the prior year (2022) adjusted EPS target of $4.51 and represents our then highest-ever adjusted EPS target (with the target for 2024 performance being set even higher than in 2023).** Valero's $24.90 per share adjusted EPS performance achieved in 2023 reflects near-record performance and greatly exceeded the adjusted EPS target of $13.29 due to historically strong refining margins resulting primarily from high levels of product demand combined with a constrained global product supply, elevated earnings from certain segments of our low-carbon fuels businesses (ethanol and byproducts), excellent operational performance while running refineries above normal rates, and our continued focus on managing costs.

### Operational Performance Goals

Operating safely and reliably is one of Valero's highest priorities and is critically important to maximizing profitability as well as protecting our employees, contractors, and communities. Furthermore, maintaining our position as one of the industry's low-cost providers of essential liquid fuels supports our objective of delivering distinctive financial results and peer-leading returns to stockholders. With a combined weighting of 40 percent of our annual incentive bonus program, the Operational Performance Goals considered for our annual incentive bonus, as established and approved by the Committee in the first quarter of the performance year, are measured against the following equally weighted sub-components:

- *Health, Safety, and Environment* – Measures Valero's achievements in the areas of health, safety, and environmental stewardship through an array of metrics, including environmental scorecard incidents, process safety incidents, reportable spills, and progress against certain inspection and audit tasks;

- *Mechanical Availability* – Measures Valero's achievements in improving refining competitiveness by successfully executing refinery maintenance and by reducing unplanned outages and environmental events through improved mechanical availability within our refineries; and

- *Refining Cash Operating Expense Management* – Measures Valero's achievements in managing refinery operating costs, with a performance scale which generally reflects industry-wide performance comparisons.

These Operational Performance Goals are set at levels deemed to be challenging to achieve and reflective of industry-competitive performance, yet are reasonably attainable with strong performance. We believe that these measures appropriately reflect key business objectives of Valero. After completion of the fiscal year, each of the Operational Performance Goals is measured against Valero's actual performance in these areas and the minimum, target, and maximum levels established by the Human Resources and Compensation Committee. The three sub-components are further described in detail below.

## Health, Safety, and Environment

Weighted at 13.33 percent of the annual incentive bonus program, the Health, Safety, and Environment sub-component is comprised of seven unique and separately-weighted metrics as shown in the following table:

| Metric | Description | Performance Indicator Type |
|---|---|---|
| Vessel/PSV Inspections | Number of vessel and pressure safety valve ("PSV") inspections that are past-due | Leading |
| PHA Action Items > 2 Years (Non-Turnaround for Refining) | Number of corrective refining or logistics Process Hazard Analysis ("PHA") action items identified through regulatory safety procedures reviews that are greater than 2 years old and are not yet completed | Leading |
| HSE Audit Past-due Items | Number of past-due items identified through comprehensive internal audits to ensure compliance with regulations, permits, and Valero standards | Leading |
| Management Audits Percent | Percentage of ethanol audit items completed as identified through monthly safety and environmental program audits covering both work and confined space permitting, as well as ethanol loading | Leading |
| Environmental Scorecard Incidents | Number of incidents reportable to regulatory agencies | Lagging |
| Tier 1 API Process Safety Incidents/Rate | Number or rate of recordable safety incidents occurring in conjunction with a loss of process containment | Lagging |
| Reliability Events | Number of events causing an ethanol plant outage of greater than one-half day | Lagging |

In 2022, the Human Resources and Compensation Committee approved the following modifications to the Health, Safety, and Environment sub-component for the annual incentive bonus program (which were continued within the 2023 program design):

- Performance scales for each of the Vessel/PSV Inspections and Refining PHA Action Items > 2 years (Non-Turnaround for Refining) metrics were made even more difficult to achieve.

- The Environmental Scorecard Incidents metric now includes a severity/volume enhancer feature, which increases the number of incidents recorded for annual bonus purposes when severity or volume exceeds certain thresholds. With the application of the severity/volume enhancer, more significant environmental events now receive a higher weighting according to a three-level severity scale, making performance even more difficult to achieve.

The design of the Health, Safety, and Environment sub-component includes both leading and lagging indicator metrics, which not only rewards our performance in objective measures of environmental and safety performance (as measured through the lagging indicator metrics), but also incentivizes disciplined adherence to the inspection, audit, and maintenance programs that are reflected in our leading indicator metrics. The ongoing performance improvement across many of our environmental and safety metrics (including refinery Environmental Scorecard Incidents and refinery Tier 1 API Process Safety Incidents/Rate metrics as demonstrated in the following charts), as well as our operational reliability, results from the implementation of and ongoing focus on our robust inspection, audit, and maintenance programs.



Refining # of Environmental Scorecard Incidents (weighted)

Refining Tier 1 API Process Safety Rate (Three-Year Rolling Averages of Employee Process Safety Events per 200,000 Working Hours)

Valero believes that investment in and rigorous management of the operational programs reflected by the leading indicator metrics differentiates our performance within the liquid fuels manufacturing industry and directly resulted in the company-record health, safety, and environmental performances achieved over the past three years. Valero's performance in 2023 includes best-ever performance in both refining Environmental Scorecard Incidents (84 weighted incidents) and refining Tier 1 API Process Safety Incidents (8 incidents). Valero's overall performance score in 2023 for the Health, Safety, and Environment sub-component was 199.5 percent versus the target of 100 percent, and represents excellent performance.

### Mechanical Availability

Weighted at 13.33 percent of the annual incentive bonus program, the Mechanical Availability sub-component incentivizes reliable operations to minimize unplanned operational outages and environmental events. The performance target and scale take into consideration our history of operational excellence as well as aggregated industry performance. We believe that operational reliability, as measured through Mechanical Availability, is critically important to achieving our core business objectives as described earlier. Excellent performance in this metric reflects our ability to avoid unplanned downtime, minimize environmental events, and successfully execute planned and unplanned refinery maintenance. The Committee establishes minimum, target, and maximum levels for Mechanical Availability in the first quarter of the performance year. **Our performance in 2023 was 97.4 percent mechanical availability in the refining segment, our best performance ever.** This performance results in a 190.48 percent performance score versus the target of 96.2 percent, and represents a 0.6 percentage point increase from the prior year's performance (96.8 percent mechanical availability). **The graph below reflects our sustained highly-reliable operations:**

**Mechanical Availability**
**(Three-Year Rolling Averages)**



### Refining Cash Operating Expense Management

Weighted at 13.34 percent of the annual incentive bonus program, the Refining Cash Operating Expense Management sub-component incentivizes the management of non-energy expenses within the refining operations group. The performance scale for Refining Cash Operating Expense Management is reflected in dollars per Equivalent Distillation Capacity ("$/EDC") in order to normalize results among refineries of different size and complexity, and is established based on the scoring methodology from the industry-standard Solomon Associates survey, which allows for comparison to aggregated industry performance. Valero seeks to maintain its position as one of the industry's low-cost providers through disciplined cost-management practices. The Human Resources and Compensation Committee establishes minimum, target, and maximum levels for Refining Cash Operating Expense Management in the first quarter of the performance year. Valero's performance in 2023 was $125/EDC availability, which results in a 200 percent performance score versus the target of $142/EDC.

Valero's overall performance score for 2023 for the Operational Performance Goals category was 78.66 percent (representing performance at 196.66 percent of the target score of 40.00 percent). Achievement at this level reflects excellent operational performance. For additional details on Valero's 2023 performance versus targeted amounts for our Operational Performance Goals, see the "Annual Incentive Bonus Performance Goals and Achievements" table that follows in this section.

### *Strategic Execution Goals*

This component, with a weighting of 20 percent of the annual incentive bonus program, includes evaluation by the Human Resources and Compensation Committee of accomplishments related to a comprehensive array of strategic initiatives, which contribute to the overall success of Valero during the year and support Valero's long-term strategy. The strategic objectives relating to this component are listed in the following table along with progress and a select listing of key accomplishments for 2023. Based on Valero's exceptional progress on key initiatives, along with excellent performance and accomplishments across all five of the strategic areas, the Committee elected to score performance for 2023 for this category at 200 percent of target.

| Strategic Area | Initiative/Project/Objective | Progress & Key Accomplishments |
|---|---|---|
| **Returns to Stockholders** | • Return cash to stockholders through dividends and stock buybacks | • Returned over $6.6 billion to stockholders in 2023 through dividends (~$1.5 billion) and stock purchases (~$5.2 billion)<br><br>• Increased the regular quarterly cash dividend on Valero Common Stock from $0.98 per share to $1.02 per share |
| **Disciplined Use of Capital** | • Balanced utilization of sustaining and growth capital vs. target | • Over 40 percent of growth CapEx attributable to Valero was allocated to low-carbon initiatives in 2023 (as discussed further below) |
| **Operational Excellence** | • Execution of capital projects and turnarounds | • Successful completion and start-up of the Port Arthur refinery coker project |
| | • Margin improvement and market expansion | • Set an annual record for renewable diesel sales volumes in 2023 |
| | • Cost management and expense control | • Identified over $169 million in cost savings and avoidance across the organization |
| **Organizational Excellence** | • Strategic communications | • Named by Institutional Investor magazine as among its "Most Honored Companies," based on results across several categories of its 2023 All-America Executive Team rankings<br><br>• Honored by S&P Global as the top "Downstream and Chemicals" company at the 25th annual S&P Global Energy Awards |
| | • Succession planning and leadership development | • Successful executive transitions for the CEO, COO, and CTO roles, each of which involved internally promoted executives with significant tenure at Valero, as a result of ongoing management development and succession planning efforts |
| | • Innovation | • Progress in evaluating, advancing, and/or developing low-carbon opportunities in SAF, low-carbon hydrogen, renewable naphtha, fiber cellulosic ethanol, a tailpipe $CO_2$ onboard capture system, and other technologies |
| | • Public policy | • Supported and influenced policy improvements benefiting Valero on low-carbon pathways in various markets where our low-carbon fuels are sold |

| Strategic Area | Initiative/Project/Objective | Progress & Key Accomplishments |
|---|---|---|
| **Environmental, Social and Governance (ESG) Efforts & Improvement\*** | • Environmental stewardship | • Enhanced real-time ambient air monitoring at many of our refineries through the addition of advanced air monitoring equipment |
| | | • Implemented an enhanced leak detection and repair program resulting in improved leak identification and cost savings |
| | • Sustainability | • Published our 2023 ESG Report |
| | | • Published the 2023 Environmental Justice Audit Report and the 2023 Racial Equity Assessment conducted by independent third parties |
| | | • Obtained independent third-party limited assurance on/of: <br> ◦ our company-wide 2022 GHG emissions (Scope 1 and 2), including refining, renewable diesel, and ethanol; <br> ◦ our company-wide 2022 life cycle GHG emissions displacements from our renewable diesel and ethanol production, as well as the blending of and credits from low-carbon fuels; <br> ◦ our company-wide 2022 Scope 3 Intensity; and <br> ◦ the validation of our 2035 GHG emissions reduction/displacement target |
| | • Diversity and inclusion | • Expanded our talent pool by hosting our largest summer internship class in company history |
| | | • Published our EEO-1 report for 2022 data |
| | • Compliance | • Implemented an enhanced company-wide Third-Party Risk Management solution that will assist the company in vetting the risks associated with our vendors, suppliers, and contract service providers |
| | | • Updated numerous key corporate policies to ensure integration of compliance best practices |
| | • Corporate citizenship and community | • Record fundraising for the Valero-sponsored Benefit for Children fundraising event associated with the Valero Texas Open of $23 million distributed to children's charities |

\*    See the disclosures under "What We're Doing on GHG Emissions and Climate" and "What We're Doing on Cybersecurity/IT, Compliance, and Human Capital Management" above, including the footnotes and cross-references therein, for more details on our recent accomplishments, as well as Scope 3 Intensity and peers.

*Valero's Achievement of Performance Goals for 2023*

The following table details the performance targets and final results of Valero's achievements in 2023 for each of the sub-components of the bonus program's Financial Performance Goal, Operational Performance Goals, and Strategic Execution Goals.

**Annual Incentive Bonus Performance Goals and Achievements**

| Component | Weighting | Minimum | Target | Maximum | Achieved in 2023 | Bonus Percent Earned (1) |
|---|---|---|---|---|---|---|
| **Financial Performance Goal** | | | | | | |
| I. EPS, adjusted *($/share)* | 40.00% | $3.32 | $13.29 | $26.58 | $24.90 | 74.96% |
| **Operational Performance Goals** | | | | | | |
| II. Health, Safety, and Environmental (2) | 13.33% | 0.00% | 100.00% | 200.00% | 199.50% | 26.59% |
| III. Mechanical Availability | 13.33% | 95.6% | 96.2% | 97.6% | 97.4% | 25.39% |
| IV. Refining Cash Operating Expense Management (3) ($/EDC) | 13.34% | $175 | $142 | $129 | $125 | 26.68% |
| *Subtotal* | 40.00% | | | | *Subtotal* | 78.66% |
| **Strategic Execution Goals** | | | | | | |
| V. Strategic Execution (4) | 20.00% | 0.00% | 100.00% | 200.00% | 200.00% | 40.00% |
| **Total** | **100.00%** | **Final Bonus Achieved and Total Payout:** | | | | **193.62%** |

Footnotes:

(1) Represents bonus percent earned in 2023 for each component percent weighting and in total, compared to target.

(2) This sub-component consists of seven separately weighted HSE metrics across three operational groups with an aggregated performance score opportunity ranging from zero percent to 200 percent (see "Operational Performance Goals—Health, Safety, and Environment" for details).

(3) This sub-component utilizes the Cash Operating Expense per "EDC" (Equivalent Distillation Capacity) metric as reported in the industry-standard Solomon Associates survey in which "Target" represents median performance (lower is better).

(4) This component is established by the Human Resources and Compensation Committee in consultation with our CEO, and includes a qualitative assessment of progress against a comprehensive array of strategic initiatives. Performance "achieved" was at 200 percent of target.

> **Valero's excellent annual incentive bonus achievement reflects high-level operational execution, near-record earnings, significant stockholder returns, and excellent progress in executing key areas of Valero's strategy.**

The final 2023 bonus amounts paid to our named executive officers were determined primarily as a function of: (i) Valero's performance as measured against the Financial Performance Goal, Operational Performance Goals, and Strategic Execution Goals, and (ii) the Human Resources and Compensation Committee's assessment of each named executive officer's individual performance, company performance, and stockholder outcomes in 2023. Named executive officers with role changes associated with our CEO transition (Messrs. Gorder, Riggs, and Simmons) had prorated bonus opportunities based on the annual salaries and target bonus percentages associated with their respective pre-transition and post-transition roles, prorated at six months each, forming the basis against which final prorated 2023 bonus amounts were determined. Mr. Riggs' target bonus percentage reflects a blend of his pre-transition and post-transition target percentages prorated at six months each (target bonus percentages for Messrs. Gorder and Simmons did not change in connection with their role transitions).

The following table summarizes the 2023 bonus amounts paid to our named executive officers:

| | Riggs | Fraser | Simmons | Thomas | Walsh | Gorder |
|---|---|---|---|---|---|---|
| **Base Salary** (1) | $1,250,000 | $925,000 | $826,250 | $725,000 | $675,000 | $1,440,000 |
| **Bonus Target Percentage** (2) | 138.5% | 100% | 100% | 85% | 85% | 160% |
| **Bonus Target Amount** (3) | $1,731,250 | $925,000 | $826,250 | $616,250 | $573,750 | $2,304,000 |
| **Bonus Percentage Achieved** (4) | 193.62% | 193.62% | 193.62% | 193.62% | 193.62% | 193.62% |
| **Earned Target Incentive Bonus** (5) | $3,352,046 | $1,790,985 | $1,599,785 | $1,193,183 | $1,110,895 | $4,461,005 |
| **Bonus Amount Paid** (6) | $3,352,046 | $1,790,985 | $1,599,785 | $1,193,183 | $1,110,895 | $4,461,005 |

Footnotes:

(1) For NEOs other than Messrs. Gorder, Riggs, and Simmons, base salary is the NEO's base salary at December 31, 2023. For Messrs. Gorder, Riggs, and Simmons, base salary reflects pre-transition and post-transition salaries prorated at six months each. See "Base Salaries" above for more details.

(2) Reflects bonus target as a percentage of base salary. "Bonus Target Percentage" for Mr. Riggs reflects a blend of his pre-transition and post-transition target percentages prorated at six months each.

(3) This amount is determined by multiplying "Bonus Target Percentage" times "Base Salary."

(4) Valero's performance score for "Bonus Percentage Achieved" was 193.62 percent as detailed in the previous table.

(5) This amount is determined by multiplying "Bonus Target Amount" times "Bonus Percentage Achieved."

(6) Represents the bonus amount disclosed in the Summary Compensation Table. The amount paid was determined primarily based on: (i) Valero's performance as measured against the Financial Performance Goal, Operational Performance Goals, and Strategic Execution Goals, and (ii) the Committee's assessment of the NEO's individual performance, company performance, and stockholder outcomes in 2023.

## LONG-TERM INCENTIVE AWARDS

We provide stock-based, long-term compensation to our executives through our stockholder-approved equity plan, our 2020 Omnibus Stock Incentive Plan (as amended, our "2020 OSIP"). Our 2020 OSIP provides for a variety of stock and stock-based awards, including performance shares that vest (become non-forfeitable) contingent upon Valero's achievement of objective performance goals, and restricted stock which vests over a period (at least three years) determined by the Committee. Annual long-term incentive awards were granted to named executive officers on February 23, 2023 under our 2020 OSIP, and transitional awards were granted to Messrs. Riggs and Simmons on July 1, 2023, and July 20, 2023, respectively, under our 2020 OSIP.

For 2023, the mix of long-term incentives targeted to be awarded to our named executive officers was split evenly, on a share count and value basis, between grants of restricted stock and performance share awards. We believe that these awards create a powerful link between the creation of stockholder value and executive pay delivered. In addition, we believe that the balance between absolute performance alignment through the annual incentive bonus program and restricted shares, and the relative performance objectives underscored by the relative TSR component of performance shares (which also have an Energy Transition modifier to incentivize progress against Valero's low-carbon fuels strategy), is appropriate. In order for executives to fully realize their targeted opportunities, Valero must perform well and beat the respective TSR performance of the other members of the Performance Peer Group listed above under the caption "Administration of Executive Compensation Program—Peer Group and Benchmarking Data— Performance Peer Group," and/or meet or exceed (as applicable) performance targets associated with our low-carbon fuels strategy as described below under the caption "Performance Shares—Energy Transition Modifier."

For each named executive officer, a target value of long-term incentives is established and is expressed as a percentage of base salary. In establishing award sizes, the Human Resources and Compensation Committee makes primary reference to median peer company grant levels within the competitive survey data and makes individualized determinations of award sizes based on additional factors such as: each executive's experience and contribution to company success, internal parity, retention, and management succession. In addition, an executive's targeted award may be adjusted based upon the Human Resources and Compensation Committee's determination of the named executive officer's individual performance, which (for individuals other than the CEO and the Executive Chairman) takes into consideration the recommendation of the CEO.

**Long-Term Incentives
(Share Mix Based on Value)**



■ Restricted Stock    ■ Performance Shares

When administering long-term incentive awards, the number of shares awarded to our named executive officers for each of restricted stock and performance shares is determined by using our average closing stock price for the 15 consecutive trading days ending the day before the grant date to determine the number of shares needed to achieve the target value for the named executive officer. **The values disclosed in the Summary Compensation Table and Grants of Plan-Based Awards Table for long-term incentives are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which, consistent with typical market practices for establishing new incentive levels, are used for administering compensation decisions, including long-term incentives.** Target Total Pay for 2023 is based on pay levels as of December 31, 2023, as if such pay levels were in place for all of 2023.

### *Pre-Role Transition LTI Grants*

The following table summarizes the targeted 2023 long-term incentive amounts awarded in February 2023 to our NEOs, which for Messrs. Gorder, Riggs, and Simmons is based upon pre-transition roles, base salaries, and LTI target percentages:

| | Riggs | Fraser | Simmons | Thomas | Walsh | Gorder |
|---|---|---|---|---|---|---|
| **Base Salary** (1) | $1,075,000 | $925,000 | $752,500 | $725,000 | $675,000 | $1,800,000 |
| **LTI Target Percentage** (2) | 550% | 450% | 325% | 275% | 275% | 700% |
| **LTI Target Value** (3) | $5,912,500 | $4,162,500 | $2,445,625 | $1,993,750 | $1,856,250 | $12,600,000 |
| **Restricted Stock Value Granted** (4) | $2,956,250 | $2,081,250 | $1,222,812 | $996,875 | $928,125 | $6,300,000 |
| **Performance Shares Value Granted** (4) | $2,956,250 | $2,081,250 | $1,222,813 | $996,875 | $928,125 | $6,300,000 |
| **Total LTI Value Granted (5)** | $5,912,500 | $4,162,500 | $2,445,625 | $1,993,750 | $1,856,250 | $12,600,000 |

Footnotes:

(1) "Base Salary" is the NEO's base salary as of the annual award grant date of February 23, 2023.

(2) Represents the NEO's LTI target as a percentage of base salary as of the annual award grant date of February 23, 2023.

(3) Amounts are determined by multiplying "LTI Target Percentage" times "Base Salary."

(4) Represents 50 percent of the "Total LTI Value Granted."

(5) Represents the total value of 2023 annual LTI awards granted to our NEOs, excluding, in the case of Messrs. Riggs and Simmons, the value of their respective July 2023 transitional LTI awards associated with their new roles, as described below.

### Role Transition LTI Grants

In conjunction with our CEO transition, prorated long-term incentive awards associated with their new roles were granted to Mr. Riggs on July 1, 2023 (based upon his promotion to CEO) and to Mr. Simmons on July 20, 2023 (based upon his promotion to COO). For each of Messrs. Riggs and Simmons, the transitional LTI awards associated with the new roles represent an amount equal to the difference between: (a) the LTI target value for his pre-transition role for the first half of 2023 (based on six-month proration) plus the LTI target value for his post-transition role for the second half of 2023 (based on six-month proration); and (b) the value of his annual LTI award granted in February 2023 (as shown in the preceding table). The following table summarizes the transitional LTI amounts awarded to Mr. Riggs and Mr. Simmons in conjunction with their transitions to new roles in 2023 in connection with our CEO transition ("Transitional LTI Value Granted"), along with the total value of 2023 LTI awards granted to Messrs. Riggs and Simmons in aggregate ("Initial LTI Value Granted" plus "Transitional LTI Value Granted"):

| | Riggs | Simmons |
|---|---|---|
| **Base Salary** (1) | $1,425,000 | $900,000 |
| **LTI Target Percentage** (2) | 700% | 450% |
| **Annualized Post-Transition Target Value** (3) | $9,975,000 | $4,050,000 |
| **Initial LTI Value Granted** (4) | $5,912,500 | $2,445,625 |
| **Transitional LTI Value Granted** (5) | $2,031,250 | $802,188 |
| **Transitional Restricted Stock Value Granted** (6) | $1,015,625 | $401,094 |
| **Transitional Performance Shares Value Granted** (6) | $1,015,625 | $401,094 |
| **Total LTI Value Granted for 2023 (7)** | $7,943,750 | $3,247,813 |

Footnotes:

(1) "Base Salary" is the NEO's 2023 post-transition annualized base salary as of the award grant date.

(2) Represents the NEO's 2023 post-transition LTI target as a percentage of post-transition annualized base salary.

(3) Represents the NEO's 2023 LTI target value assuming such individual was in their post-transition role for the entire year.

(4) Represents the value of LTI awards granted to Mr. Riggs and Mr. Simmons in February 2023 while in pre-transition roles.

(5) Represents an amount equal to the difference between: (a) the LTI target value for the NEO's pre-transition role for the first half of 2023 (based on six-month proration) plus the LTI target value for the NEO's post-transition role for the second half of 2023 (based on six-month proration); and (b) the value of the NEO's annual LTI awards granted in February 2023, as noted above.

(6) Represents 50 percent of the "Transitional LTI Value Granted."

(7) Represents the total value of 2023 LTI awards granted to the NEO in aggregate based on their initial and transitional LTI grants.

### Performance Shares

For 2023, performance share targets represent a 50 percent allocation of each executive's LTI target on a share value and count basis. **The values disclosed in the Summary Compensation Table for performance shares are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which are used for administering compensation decisions (2023 Target Total Pay for Messrs. Gorder, Riggs, and Simmons reflects the annualized pay targets for their respective post-transition roles of Executive Chairman, CEO, and COO assuming they had been in such roles for the entire year). These differences are further described under the caption "Elements of Executive Compensation—Summary."** Performance shares are payable in shares of Common Stock on their vesting dates. Shares of Common Stock are earned with respect to vesting performance shares only upon Valero's achievement of (i) TSR objectives (measured in relation to the respective TSR of our peers, as described above), and/or (ii) achievement of low-carbon fuels strategy objectives including (1) progress towards our publicly disclosed global refinery Scope 1 and 2 GHG emissions reduction/displacement targets (GHG emissions reductions/displacements vs. annual target), and (2) investment of growth capital into low-carbon initiatives (low-carbon investments as a percent of three-year trailing average growth CapEx attributable to Valero). Shares not earned in a given performance period expire and are forfeited. Performance shares are also subject to potential forfeiture or proration if an executive's employment is terminated prior to vesting. Upon termination through qualified retirement, any performance shares that (i) have not yet vested or been forfeited, and (ii) were granted at least one year prior to the date of retirement, continue to remain outstanding and vest according to their original vesting schedule. Any outstanding performance shares that were granted within one year of the effective date of a qualified retirement are prorated based on the number of months worked from the grant date to retirement, and the prorated number of performance shares thereafter vest according to their original vesting schedule. Upon (i) a voluntary termination by the employee other than a qualified retirement, or (ii) termination by Valero for "cause" (generally, illegal or gross misconduct), unvested performance shares will be forfeited. Upon termination (i) through death or disability, or (ii) by Valero other than for "cause," the performance periods for any performance shares that have not yet vested or been forfeited are terminated as of such date, and vesting levels are determined based on the performance for each shortened performance period, if any. See also "Potential Payments Upon Termination or Change of Control" for details on how outstanding performance shares are treated in the event of certain terminations following a change of control of Valero.

The performance shares awarded in 2023 are subject to vesting in three increments with the following award design. The primary performance measure is relative TSR versus a peer group, which is weighted at 100 percent. After preliminary vesting has been determined based on relative TSR performance, an Energy Transition modifier containing two additional metrics (GHG emissions reductions/displacements vs. annual target and investments in low-carbon initiatives as a percent of three-year trailing average growth CapEx attributable to Valero) is applied, with each metric either adding or subtracting 12.5 percentage points to the preliminary vesting percentage, depending on performance. Overall final performance vesting is capped at 200 percent of target. **In response to input received during our engagement sessions, we added a new design feature to our performance shares granted in 2023. Specifically, if Valero's TSR is negative over the performance period, regardless of potential outperformance versus peers, then overall final performance vesting is capped at 100 percent of target.**

**TSR Metric.** Our relative TSR performance is compared to the TSR of the members of our Performance Peer Group throughout the overall three-year performance period. Performance periods measure TSR based on the average closing stock prices for the final 15 trading days of December at the beginning and end of the performance periods, including dividends (except for the XLE index, for which the change in the index price across the designated performance periods is measured as TSR). At the end of each performance period, our TSR for the period is compared to the respective TSR of the members of our Performance Peer Group (for such tranche). The following chart details the performance outcomes based on the relative rank position as applied to the first tranche of the 2023 grants of performance shares (both in February and July).

### 2023 Grants: Relative TSR Performance Scale (Percent of Target Shares Earned)

| | 200% | 200% | 175% | 150% | 125% | 100% | 85% | 65% | 45% | 25% | 0% | 0% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Relative Rank | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |

*NOTE: Shown as applied to the 12-company "Performance Peer Group" referenced above under the caption "Administration of Executive Compensation Program—Peer Group and Benchmarking Data," inclusive of Valero.*

As demonstrated in the graphic above, the number of shares of Common Stock earned at preliminary vesting is calculated based on Valero's TSR performance versus the peers' respective TSR. If Valero's relative TSR ranking equals the first position above the median (6th of 12), 100 percent of the target shares are earned. As such, **Valero's TSR must exceed the peer median in order to achieve target performance.** This targeting of above peer-median TSR was added to the 2023 performance share design in response to input received during our engagement sessions.

If Valero ranks in the first or second overall position among the peers, 200 percent of the target shares are earned; if Valero ranks in the last or second-to-last overall position among the peers, zero percent of the target shares are earned. The shares earned based on Valero's relative TSR performance represent the preliminary performance sub-total (see results calculation example below).

**Valero's 2023 performance share design requires relative TSR performance above the peer median in order to achieve target performance.**

Performance shares granted in 2021 and 2022 utilized an 11-company (inclusive of Valero; excludes LyondellBassell) peer group for measuring relative TSR performance. Relative TSR performance outcomes for the final tranche of the 2021 performance share grants and for the second tranche of the 2022 performance share grants, each of which have performance periods ending in 2023, are determined based on the following performance scale.

### 2021 and 2022 Grants: Relative TSR Performance Scale (Percent of Target Shares Earned)

| | 200% | 200% | 175% | 150% | 125% | 100% | 75% | 50% | 25% | 0% | 0% |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Relative Rank | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 |

As discussed above under the caption "Administration of Executive Compensation Program—Peer Group and Benchmarking Data," LyondellBassell is not included in the Performance Peer Group for these tranches of the 2021 and 2022 grants. Final performance outcomes for the tranches of the 2021, 2022, and 2023 grants with a performance period ending in 2023 are detailed below.

*Energy Transition Modifier.* In order to underscore the importance of achieving important sustainability and climate-related objectives, in February 2021 an Energy Transition performance measure was introduced to the performance share design as a supplemental performance-based objective. The Energy Transition modifier was again incorporated into the performance shares granted in February 2023 and also into those granted in July 2023 (to Messrs. Riggs and Simmons, as described above). In determining performance share payouts for this measure, the Human Resources and Compensation Committee considers Valero's progress in advancing its low-carbon fuels strategy, including (i) assessing Valero's progress towards its publicly announced GHG emissions reduction/displacement targets vs. annual target, and (ii) assessing management's deployment of growth capital on low-carbon initiatives vs. a three-year trailing average target. Further details regarding our GHG emissions reductions/displacements targets are set forth in our 2023 ESG Report and the SASB Report included therein.*

The table below more fully details the two components of the Energy Transition modifier established for applicable performance shares segments with performance periods ending in 2023 (segment one of the 2023 grants, segment two of the 2022 grants, and segment three of the 2021 grants), including the performance targets as approved by the Committee.

| | | | Adjustment to PS Sub-Total | |
| Metric | Description* | Target** | If Meet or Exceed (as applicable) | If Fail to Meet or Exceed (as applicable) |
|---|---|---|---|---|
| **GHG Emissions Reductions/ Displacements vs. Annual Target** | 2023 GHG emissions reductions and displacements results exceeds the target | >63.0% | Add 12.5 absolute percentage points | Subtract 12.5 absolute percentage points |
| **Investments in Low-Carbon Initiatives as a Percent of Growth CapEx Attributable to Valero** | Final three-year trailing average percentage of growth CapEx attributable to Valero spent on low-carbon initiatives meets or exceeds the target | ≥40.0% | Add 12.5 absolute percentage points | Subtract 12.5 absolute percentage points |

\*    See "What We're Doing on GHG Emissions and Climate" above, including the footnotes and cross-references therein.

\*\*    Reflects an annual target for performance shares with performance periods ending in 2023 that assesses whether we generate reductions/displacements equivalent to more than 63% of the tonnage from our global refinery GHG emissions (Scope 1 and 2).

The targets established for each of the Energy Transition modifier metrics reflect our commitment to the continued growth of our low-carbon fuels businesses and to ensuring sufficient progress is being made towards our publicly announced GHG emissions targets.

*How It Works.* The Energy Transition performance measure serves as a modifier to the preliminary sub-total performance results as determined at the end of the performance period for the primary performance metric of the applicable performance shares grant. If performance meets or exceeds target (as applicable) in both of the Energy Transition metrics, 25 absolute percentage points are added to the preliminary sub-total performance results for additional shares earned (though not to exceed the 200 percent overall performance vesting cap and subject to the overall cap on performance share payouts at 100 percent of target if Valero's TSR is negative over the performance period). If performance meets or exceeds target (as applicable) on one metric but fails to meet or exceed target (as applicable) on the other, no change is made to the preliminary sub-total performance results. If both metrics fail to meet or exceed target (as applicable), 25 absolute percentage points are subtracted from the preliminary sub-total performance results to reduce the shares earned.

Additional shares of Common Stock may be earned based on the accumulated value of dividends paid on Valero's Common Stock during the pertinent performance period. The amount of accumulated dividends is multiplied by the aggregated common shares earned (if any) for the performance shares, and the product is divided by the fair market value of the Common Stock on the performance shares' vesting date. The resulting amount is paid in a whole number of shares of Common Stock. The value of the dividends credited to the outstanding performance shares is paid to participants only to the extent that the underlying performance shares earn shares of Common Stock, based on Valero's relative TSR and/or low-carbon fuels strategy performance, and is paid in shares of Common Stock only when the underlying performance shares vest (see results calculation example below).

**Example Calculation of Performance Shares Earned**
*Target Performance Shares Granted: 1,000*

| Component | Target Performance Shares \<A\> | Performance Result | Performance Outcome \<B\> | Component Weighting \<C\> | Sub-total of Common Stock (A x B x C) |
|---|---|---|---|---|---|
| **Relative TSR** | 1,000 | Ranked 4th | 150% | 100% | 1,500 |
| **Energy Transition: GHG Emissions Reductions/ Displacements vs. Annual Target** | 1,000 | Exceeded Target | + 12.5% | N/A | 125 |
| **Energy Transition: Investments in Low-Carbon Initiatives as a Percent of Growth CapEx Attributable to Valero** | 1,000 | Exceeded Target | + 12.5% | N/A | 125 |
| | | | | **Aggregate Common Stock Earned** | **1,750** |

| | Aggregate Common Stock Earned \<D\> | Accumulated Dividends Per Share During the Performance Period \<E\> | FMV on Date of Vesting \<F\> | Additional Shares of Common Stock (D x E ÷ F) |
|---|---|---|---|---|
| **Dividend Equivalent Shares** | 1,750 | $7.28 | $75.00 | **170** |
| | | | **Total Shares of Common Stock Earned** | **1,920** |

In order to facilitate executives' payment of taxes due upon the vesting of performance shares without selling shares earned, executives can designate up to 50 percent of the value of the after-tax vested shares of Common Stock to be delivered in cash. If a cash payment is elected, the total number of after-tax shares to be delivered is multiplied by the fair market value of the Common Stock on the performance shares' vesting date, and the product is multiplied by the cash payment election percentage designated by the award recipient. The resulting amount is paid in cash, with the remainder paid in shares of Common Stock.

Valero utilizes a three-year ratable vesting schedule for performance shares in order to align executives' realized pay as delivered through performance shares with the most appropriate representation of company performance over the duration of the three-year performance period when compared to companies in the Performance Peer Group (and as measured through relative TSR). The volatile nature of commodity pricing that characterizes our primary feedstocks, as well as the resulting fuels and other products that are sold to customers, can result in significant swings in short-term product margins and company earnings. Valero's ratable vesting schedule helps reduce the risk of a payout that is disproportionately influenced (either positively or negatively) by short-term stock swings caused by these disruption events occurring at either the font-end, back-end or both, which can occur in a single segment three-year cliff vesting model.

Segments for three separate performance share grants (granted in 2021, 2022, and 2023) had performance periods ending December 31, 2023, and vested in January 2024. Each vesting segment utilized relative TSR and the Energy Transition metrics as performance metrics.

***2021, 2022, and 2023 Performance Share Grants*** – The design for performance shares granted in 2021, 2022, and 2023 includes one metric: relative TSR versus a peer group, weighted at 100 percent. After preliminary vesting is determined based on relative TSR performance, an Energy Transition modifier containing two additional metrics is applied with each metric either adding or subtracting 12.5 percentage points per metric to the preliminary vesting percentage, depending on performance. The final vesting percentages for the segments of the 2021, 2022, and 2023 grants with performance periods ending in 2023 are as follows:

| Performance Shares Grant (Year & Segment) | Final Percentile TSR Ranking versus Peers | Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%) |
|---|---|---|
| **2021** (3rd of 3 Segments) | 7 of 11 | 75.00% |
| *Preliminary Vesting Percentage of Target:* | | *75.00%* |
| | **Results** | **% Added/Subtracted** |
| Energy Transition Modifier | Both metrics exceeded target threshold* | +25.00% |
| **Final Vesting Percentage of Target** | | **100.00%** |

\*    Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2023, are set forth below under the caption "2023 Energy Transition Modifier Results."

| Performance Shares Grant (Year & Segment) | Final Percentile TSR Ranking versus Peers | Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%) |
|---|---|---|
| **2022** (2nd of 3 Segments) | 6 of 11 | 100.00% |
| *Preliminary Vesting Percentage of Target:* | | *100.00%* |
| | **Results** | **% Added/Subtracted** |
| Energy Transition Modifier | Both metrics exceeded target threshold* | +25.00% |
| **Final Vesting Percentage of Target** | | **125.00%** |

\*    Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2023, are set forth below under the caption "2023 Energy Transition Modifier Results."

| Performance Shares Grant (Year & Segment) | Final Percentile TSR Ranking versus Peers | Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%) |
|---|---|---|
| **2023** (1st of 3 Segments) | 7 of 12 | 85.00% |
| *Preliminary Vesting Percentage of Target:* | | *85.00%* |
| | **Results** | **% Added/Subtracted** |
| Energy Transition Modifier | Both metrics exceeded target threshold* | +25.00% |
| **Final Vesting Percentage of Target** | | **110.00%** |

\*    Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2023, are set forth below under the caption "2023 Energy Transition Modifier Results."

*2023 Energy Transition Modifier Results –* As described above under the caption "Energy Transition Modifier," after preliminary vesting of performance shares is determined, an Energy Transition modifier containing two additional metrics is applied with each metric either adding or subtracting 12.5 percentage points per metric to the preliminary vesting percentage, depending on performance. The final Energy Transition modifier results for the performance periods ending in 2023 are as follows:

| | Metric* | Target** | Results | % Added/Subtracted |
|---|---|---|---|---|
| **Energy Transition Modifier** | GHG Emissions Reductions/Displacements vs. Annual Target | >63.00% | Exceeded the target | + 12.50% |
| | Investments in Low-Carbon Initiatives as a Percent of Growth CapEx Attributable to Valero*** | ≥40.00% | Exceeded the target | + 12.50% |
| | | | **Total % Added/Subtracted** | **+25.00%** |

* See "What We're Doing on GHG Emissions and Climate" above, including the footnotes and cross-references therein.

** Reflects an annual target for performance shares with performance periods ending in 2023 that assesses whether we generate reductions/displacements equivalent to more than 63% of the tonnage from our global refinery GHG emissions (Scope 1 and 2).

*** Reflects investments in low-carbon initiatives as a percent of three-year trailing average growth CapEx attributable to Valero. Growth CapEx attributable to Valero is described and reconciled in our respective Annual Report on Form 10-K for each of the years ended December 31, 2021, December 31, 2022, and December 31, 2023 (referred to as growth capital investments in the respective Form 10-Ks).

In 2022, our performance exceeded our short-term 2025 GHG emissions target – which is three years ahead of schedule, and we continued this performance in 2023. On February 23, 2023, due to having achieved the short-term 2025 goal early, the Human Resources and Compensation Committee approved a modification to our Energy Transition modifier to continue challenging the development of low-carbon fuels initiatives that contribute to the reduction of GHG emissions in line with our publicly announced 2035 GHG emissions reduction/displacement target. This elevated performance threshold was applied to the 2023 annual grant of performance shares awarded to NEOs, the transitional grants in July 2023 to Messrs. Riggs and Simmons, and also to the unvested segments of the 2021 and 2022 performance shares grants with performance periods ending December 31, 2023.

On February 22, 2024, as a result of 2023 performance exceeding the elevated threshold for the GHG emissions reductions/ displacements metric adopted on February 23, 2023, as noted above, the Committee approved an additional modification to the Energy Transition modifier in support of continued progress in the reduction and displacement of GHG emissions. An even further elevated performance threshold of generating reductions and displacements equivalent to more than 69% of the tonnage from our global refinery GHG emissions (Scope 1 and 2) was applied to the metric for assessing our GHG emissions reductions/ displacements progress within the Energy Transition modifier tied to the 2024 annual grant of performance shares and also to the unvested segments of the 2022 and 2023 performance share grants with performance periods ending December 31, 2024. Increasing the performance threshold for this metric for the second straight year further incentivizes continued progress towards our 2035 target and demonstrates prudent target setting in support of ongoing incremental performance achievements related to our low-carbon fuels strategy. See also "Executive Compensation—HSE, Sustainability, and Climate" above.

The vesting outcomes for Valero's previously granted and outstanding performance shares which had performance periods ending on December 31, 2023 effectively demonstrates the alignment of Valero's LTI program to the interests of Valero's stockholders.

### Restricted Stock

Restricted stock targets represent the remaining 50 percent of each executive's long-term incentive target on a share value and count basis. Restricted stock is subject to forfeiture if an executive or Valero terminates his or her employment prior to vesting (other than upon eligible retirement, death, or a qualified voluntary termination following a change of control). Dividends are paid on shares of restricted stock as and when dividends are declared and paid on Valero's outstanding Common Stock.

Our mix of long-term incentives provides an appropriate balance between the pay-for-performance attributes of performance shares and the equity alignment and retentive qualities of restricted shares. This mix also generally aligns with market practices, and thus supports recruitment and retention of top-quality executive talent.

## PERQUISITES AND OTHER BENEFITS

Consistent with our goal of providing compensation and benefits that are generally aligned with market practices among our peers, NEOs are eligible to receive reimbursement for club dues, federal income tax preparation, home security protection, medical concierge services, an annual health examination, personal liability insurance coverage, excess individual long-term disability insurance coverage, the accompaniment of Valero security personnel at certain public events, and an annual allowance for the purchase of specified health and welfare benefits. We also occasionally permit certain limited non-business use of Valero's corporate facilities and corporate aircraft, including, for example, for a spouse to accompany an executive on certain travel. Use of corporate aircraft is subject to our corporate aircraft policy and is reviewed annually by our Chief Compliance Officer. For security and efficiency reasons, Mr. Gorder and Mr. Riggs are required to use the corporate aircraft for all business and personal travel whenever it is feasible. The conclusions of an independent third-party expert that we engaged to conduct a security assessment study also provide support for such determination. Mr. Gorder and Mr. Riggs have each entered into an Aircraft Time Sharing Agreement pursuant to which Mr. Gorder and Mr. Riggs reimburse Valero for certain personal travel within amounts permitted under U.S. Federal Aviation Administration ("FAA") regulations. The Aircraft Time Sharing Agreements were approved by the Audit Committee, following discussion with the full Board, and the transactions and relationships thereunder are reviewed on an annual basis as described under "Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership" below. A copy of the form of such agreements is also filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023. Additionally, in connection with certain corporate meetings and functions, we often provide certain items such as small gifts (e.g., travel bags and clothing/attire). We do not provide NEOs automobiles, automobile allowances, or supplemental executive medical coverage.

In determining the total compensation payable to our named executive officers, the Human Resources and Compensation Committee considers perquisites in the context of the total compensation which our named executive officers are eligible to receive. We believe the benefit Valero receives from providing these perquisites significantly outweighs the cost of providing them. The Human Resources and Compensation Committee also periodically reviews these arrangements as needed to ensure they meet business needs and remain in line with market practices. For more information about these and any other perquisites, including their reportable values based on the incremental costs to us, see the "All Other Compensation" column of the Summary Compensation Table and related footnotes.

We provide other benefits, including medical, life, dental, and disability insurance in line with competitive market conditions. Our named executive officers are eligible for the same benefit plans provided to our other employees, including the Valero Energy Corporation Thrift Plan ("Thrift Plan") and insurance and certain supplemental benefit plans chosen and paid for by employees who desire additional coverage.

Consistent with typical practices among our peers, NEOs and other employees whose compensation exceeds certain limits are eligible to participate in nonqualified excess benefit programs whereby larger contributions can be made than allowed under the qualified plan rules, thereby allowing the receipt of correspondingly higher benefits. These plans are described below.

## POST-EMPLOYMENT BENEFITS

### Pension Plans

We have a noncontributory defined benefit Pension Plan in which most of our employees, including our named executive officers, are eligible to participate and under which contributions by individual participants are neither required nor permitted. We also have a noncontributory, nonqualified Excess Pension Plan and a noncontributory, nonqualified Supplemental Executive Retirement Plan ("SERP"), which provide supplemental pension benefits to certain highly compensated employees. Our named executive officers are participants in the SERP. The SERP is offered to support recruitment and retention of critical executive talent. The Excess Pension Plan and the SERP provide eligible employees with additional retirement savings opportunities that cannot be achieved with tax-qualified plans due to Internal Revenue Code (the "Code") limits on (i) annual compensation that can be taken into account under qualified plans, or (ii) annual benefits that can be provided under qualified plans. These plans are further described under "Executive Compensation—Post-Employment Compensation" below.

### Nonqualified Deferred Compensation Plans

**Deferred Compensation Plan**. Our named executive officers are eligible to participate in our Deferred Compensation Plan ("DC Plan"). The DC Plan is offered to align with competitive practices among our peers, and thereby support recruitment and retention of executive talent. The DC Plan permits eligible employees to defer a portion of their salary and/or bonus to a specified date, at least three years after the year of the deferral election. Under the DC Plan, each year eligible employees are permitted to elect to defer up to 30 percent of their salary and/or 50 percent of their cash bonuses to be earned for services performed during the following year. We have not made discretionary contributions to participants' accounts, and currently we have no plans to do so.

All amounts credited under the DC Plan (other than discretionary credits) are immediately 100 percent vested. Any discretionary credits, if ever granted, will vest in accordance with the vesting schedule determined at the time of the grant of discretionary credits.

Participant accounts are credited with earnings (or losses) based on investment fund choices made by the respective participant among available funds selected by Valero's Benefit Plans Administrative Committee.

*Excess Thrift Plan*. Our Excess Thrift Plan provides benefits to participants in our Thrift Plan whose annual additions to the Thrift Plan are subject to the limitations on annual additions as provided under Section 415 of the Code, and/or who are constrained from making maximum contributions under the Thrift Plan by Section 401(a)(17) of the Code, which limits the amount of an employee's annual compensation which may be taken into account under that plan. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of the Employee Retirement Income Security Act of 1974 ("ERISA"), and (ii) a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

Additional information about these plans and any contributions made by Valero or any of our named executive officers under nonqualified defined contribution and other deferred compensation plans is presented under "Executive Compensation—Nonqualified Deferred Compensation" below.

### Change of Control Severance Arrangements

We have change of control severance agreements with each of our named executive officers. The agreements are generally aligned with typical practices and are intended to assure the continued availability of the NEO in the event of any change of control of Valero that would likely threaten the job security of many top executives. These arrangements are also intended to maintain executive focus and productivity in a period of uncertainty. If a change of control occurs during the term of an agreement, the agreement becomes operative for a fixed three-year period. The agreements provide generally that the NEO's terms and conditions of employment will not be adversely changed during the three-year period after a change of control. For information regarding payments that may be made under these agreements, see the disclosures under "Executive Compensation—Potential Payments Upon Termination or Change of Control" below.

## Accounting and Tax Treatment

### ACCOUNTING TREATMENT

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized in income on a straight-line basis over the shorter of (i) the requisite service period of each award, or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award. Specific components of our stock-based compensation programs are discussed in Note 14 of Notes to Consolidated Financial Statements in Valero's Annual Report on Form 10-K for the year ended December 31, 2023.

### TAX TREATMENT

Section 162(m) of the Code generally limits the deductibility of compensation paid to certain top executives to $1 million. In previous years, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable regulations. However, the enactment of the Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exemption, except with respect to certain grandfathered arrangements. We believe that outstanding stock options continue to qualify as performance-based compensation under the grandfather rules provided under the Tax Cuts and Jobs Act of 2017.

Prospectively, for pay vehicles granted and earned in 2020 and beyond, the Tax Cuts and Jobs Acts of 2017 eliminated the deductibility of most components of pay to certain top executives to the extent that such pay exceeds $1 million in a year. Consistent with Valero's historic approach to deductibility under former Section 162(m), the Committee will continue to exercise flexibility and discretion in determining whether any given form of pay should be designed and administered to qualify for full deductibility.

## Compensation-Related Policies

### POLICY ON VESTING OF PERFORMANCE SHARES UPON CHANGE OF CONTROL OF VALERO

Our Board has adopted a policy regarding the vesting of performance shares upon a change of control of Valero. The policy provides that performance shares granted to participants under Valero's equity incentive plans will not vest automatically upon the date of a change of control (as defined in the applicable plan) of Valero. The policy further provides that in making awards of performance shares to participants, the Human Resources and Compensation Committee may provide in the award agreement with the participant that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares held by the participant will vest on a partial, pro rata basis (depending on length of service during the performance period) on the date of the participant's termination of employment, with such qualifications for an award as the Committee may determine. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

## EXECUTIVE COMPENSATION CLAWBACK POLICY

Under our revised *Executive Compensation Clawback Policy* adopted in December 2023, in addition to the restatement events set forth in the SEC's and NYSE's executive compensation clawback requirements, in the event of a material restatement of Valero's financial results, the Board, or the appropriate committee thereof, will review all bonuses and other incentive and equity compensation awarded to our executive officers. The policy goes beyond the minimum requirements of the SEC and the NYSE and in addition to, but not in lieu of, the minimum SEC and NYSE requirements, also provides that if such bonuses and other incentive and equity compensation would have been lower had they been calculated based on such restated results, the Board (or appropriate committee), will, to the extent permitted by governing law and as appropriate under the circumstances, seek to recover for the benefit of Valero all or a portion of the specified compensation awarded to executive officers whose fraud or misconduct caused or partially caused such restatement, as determined by the Board (or appropriate committee). In all cases, however, under our *Executive Compensation Clawback Policy*, we must always comply with the minimum SEC and NYSE clawback requirements to the extent a recovery of erroneously awarded compensation would be required thereunder. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

## STOCK OWNERSHIP AND RETENTION GUIDELINES

We have adopted stock ownership and retention guidelines applicable to our officers and non-employee directors. The guidelines require that non-employee directors acquire and hold during their service shares of Valero Common Stock equal in value to at least five times their annual cash retainer. For non-employee directors, in addition to vested shares of Valero Common Stock, restricted stock units and any shares of Valero Common Stock, the receipt of which has been deferred, count towards meeting the stock ownership requirements. Officers and non-employee directors have five years after becoming subject to the guidelines to meet the requisite ownership threshold and, once attained, are expected to continuously own sufficient shares to meet that threshold. For officers, in addition to vested shares of Valero Common Stock, restricted shares and any shares of Valero Common Stock, the receipt of which has been deferred, count towards meeting the stock ownership requirements. **Unvested stock options and unearned performance shares do not count towards meeting the stock ownership requirements.**

> **In February 2023, after consideration of feedback received during engagements, an analysis of market practices as provided by the Committee's independent compensation consultant, and in the interest of ensuring our guidelines support the appropriate alignment of Valero officers' equity compensation with the long-term interests of stockholders, the Committee (along with the Nominating and Corporate Governance Committee) recommended and the Board approved a 50 percent increase to our *Stock Ownership and Retention Guidelines* for senior executives from prior levels.**

The guidelines applicable to our officers as of December 31, 2023, are stated below and require more ownership than median practices among our peers, and more broadly, among S&P 500 companies.

| Officer Position | Value of Shares Owned |
| --- | --- |
| Chief Executive Officer | 7.5x Base Salary |
| President | 4.5x Base Salary |
| Executive Vice Presidents | 3.0x Base Salary |
| Senior Vice Presidents | 1.5x Base Salary |
| Vice Presidents | 1.0x Base Salary |

As of December 31, 2023, all NEOs, including our CEO, met the stock ownership requirements as described above, and our Executive Chairman also met the increased ownership requirements applicable to our CEO.

## COMPENSATION CONSULTANT DISCLOSURE POLICY

Per the terms of our *Compensation Consultant Disclosure Policy*, Valero will make certain disclosures pertaining to compensation consultants in our proxy statements for annual meetings of stockholders. For any compensation consultant retained by the Human Resources and Compensation Committee to provide compensation advice with respect to the compensation disclosed in the Summary Compensation Table in the proxy statement, we will disclose (i) the total fees paid annually to the consultant for compensation-related services and non-compensation-related services; (ii) a description of any non-compensation-related services provided by the consultant; and (iii) any services that the consultant has provided to senior executives of Valero and the nature of those services. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

## PROHIBITION AGAINST HEDGING AND PLEDGING

Our policies prohibit our directors, officers, and employees from speculating in our stock, which includes short selling (profiting if the market price of our stock decreases), buying or selling publicly traded third-party options (including writing covered calls), hedging, or any other type of derivative arrangement that has a similar economic effect. In addition, under our *Stock Ownership and Retention Guidelines*, our directors and officers are prohibited from pledging shares of Common Stock as collateral or security for indebtedness. Compliance with the guidelines is monitored by the Human Resources and Compensation Committee. The full text of our guidelines is included in our *Corporate Governance Guidelines*, which is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Documents.

## INSIDER TRADING POLICY

Our *Securities Trading Policy* available on our intranet website prohibits our officers, directors, and employees from purchasing or selling Valero securities while in possession of material, nonpublic information, or otherwise using such information for their personal benefit or in any manner that would violate applicable laws and regulations.

# HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The following Human Resources and Compensation Committee Report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of Valero's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included under "Compensation Discussion and Analysis" above. Based on that review and discussion, the Human Resources and Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and also be incorporated by reference into our Annual Report on Form 10-K for the period ended December 31, 2023.

**Members of the Human Resources and Compensation Committee:**

Rayford Wilkins, Jr., Chair
Robert A. Profusek
Randall J. Weisenburger

# COMPENSATION CONSULTANT DISCLOSURES

Our Human Resources and Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel, or other adviser, and is directly responsible for the appointment, compensation, and oversight of the work of any compensation consultant, independent legal counsel, or other adviser retained by the committee. Valero is obligated to provide appropriate funding for the committee's retention of a consultant, counsel, or adviser.

In 2023, the Human Resources and Compensation Committee retained Exequity LLP as an independent compensation consultant. The Human Resources and Compensation Committee directed Exequity to provide to the committee objective expert analysis and independent advice regarding executive and director compensation, and related disclosures and engagement efforts. For the 2023 executive and director compensation services rendered to the committee, Exequity earned professional fees of $310,251. Exequity did not provide other consulting services to the Human Resources and Compensation Committee, to Valero, or to any senior executives of Valero. Exequity is an independent adviser as determined under the SEC's rules and the NYSE's listing standards.

**During 2023, Exequity's executive and director compensation consulting services included:**

- assistance with our say-on-pay engagement and response;

- assistance with establishing our overall executive compensation philosophy in light of our business strategies;

- assistance with selecting peer and comparator companies for benchmarking executive pay and monitoring Valero's performance;

- assistance with executive compensation matters relating to our Executive Chairman, CEO, and other executive transitions;

- assessment of, and recommendations for, enhancing our *Stock Ownership and Retention Guidelines* and adopting a revised *Executive Compensation Clawback Policy* that goes beyond minimum SEC and NYSE requirements;

- assessment of competitive pay for our executives, with separate analyses of base salary, annual incentive, long-term incentive compensation, and the relationship between company performance and executive pay;

- assessment of, and recommendations for, our annual incentive bonus plan/program;

- assessment of, and recommendation of enhancements to, our long-term incentive program strategy, including (i) the design of an appropriate mix of equity incentive vehicles; (ii) determination of performance measures and measurement techniques; and (iii) determination of competitive equity grant guidelines consistent with our overall pay philosophy;

- updates on trends and developments in executive compensation, new regulatory issues, and best practices;

- assessment of competitive pay for our directors; and

- assistance with proxy statement disclosures and engagement, including with respect to the foregoing.

# EQUITY COMPENSATION PLAN INFORMATION

The following table presents information regarding our equity compensation plans as of December 31, 2023.

| | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(#) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($) (1) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c) (2) |
|---|---|---|---|
| *Approved by stockholders:* | | | |
| 2020 Omnibus Stock Incentive Plan | 416,790 (3) | — | 12,036,501 |
| 2011 Omnibus Stock Incentive Plan | 5,580 (4) | 48.57 | — |
| *Not approved by stockholders:* | | | |
| none | — | — | — |
| Total | 422,370 | 48.57 | 12,036,501 |

Footnotes:

(1) With respect to our 2020 OSIP, the weighted-average exercise price cannot be calculated because all of the applicable outstanding awards under the plan are performance shares and stock units, neither of which has an exercise price. For our 2011 Omnibus Stock Incentive Plan (our "2011 OSIP"), the amount stated in column (b) represents the weighted-average exercise price of outstanding stock options; the amount stated does not include performance shares and stock units because they do not have an exercise price and only stock options were outstanding under our 2011 OSIP as of December 31, 2023.

(2) On April 30, 2020, our stockholders approved our 2020 OSIP and, as a result, effective as of such date no further awards will be made under our 2011 OSIP. Securities available for future issuance under our 2020 OSIP can be issued in various forms, including but not limited to, restricted stock, performance shares, stock unit awards, and stock options. The total number of securities remaining available for issuance under our 2020 OSIP as of December 31, 2023, includes shares of Common Stock previously subject to awards under our 2011 OSIP that, between April 30, 2020, and December 31, 2023, were forfeited, terminated, canceled or rescinded, settled in cash in lieu of Common Stock, exchanged for awards not involving Common Stock, or expired unexercised.

(3) Represents the gross number of shares of Common Stock subject to awards under our 2020 OSIP outstanding as of December 31, 2023, which consists of 39,850 shares of Common Stock associated with outstanding stock units, and 376,940 shares of Common Stock associated with outstanding performance shares at target.

(4) Represents the gross number of shares of Common Stock subject to awards under our 2011 OSIP outstanding as of December 31, 2023, which consists of 5,580 shares of Common Stock associated with outstanding stock options held by certain prior employees.

Our equity plans are further described in Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023.

# EXECUTIVE COMPENSATION

The following tables disclose compensation paid to or earned by our named executive officers for 2023. We use captions and headings in these tables that correspond to the SEC regulations requiring these disclosures. The footnotes to these tables provide important information to explain the values presented in the tables.

## Summary Compensation Table

This table summarizes the compensation paid to our named executive officers for fiscal years 2023, 2022, and 2021. The elements of compensation listed in the table are described in the "Compensation Discussion and Analysis" section of this proxy statement and in the table's footnotes. The principal position listed below for each named executive officer reflects his or her current role.

| Name and Principal Position (1) | Year | Salary ($) | Stock Awards ($) (2)(3) | Non-Equity Incentive Plan Compensation ($) (4) | Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (5) | All Other Compensation ($) (6) | Total ($) | Total Excluding Change in Pension Value ($) (7) |
|---|---|---|---|---|---|---|---|---|
| **R. Lane Riggs,** Chief Executive Officer and President | **2023** | **1,250,000** | **8,635,908** | **3,352,046** | **6,723,177** | **179,801** | **20,140,932** | **13,417,755** |
| | 2022 | 1,015,000 | 5,044,102 | 2,233,000 | — | 130,714 | 8,422,816 | 8,422,816 |
| | 2021 | 970,000 | 6,956,013 | 1,950,263 | 3,093,788 | 172,559 | 13,142,623 | 10,048,835 |
| **Joseph W. Gorder,** Executive Chairman of the Board and former CEO | **2023** | **1,440,000** | **16,554,448** | **4,461,005** | **7,333,290** | **248,895** | **30,037,638** | **22,704,348** |
| | 2022 | 1,800,000 | 12,363,244 | 5,760,000 | — | 221,849 | 20,145,093 | 20,145,093 |
| | 2021 | 1,800,000 | 13,360,052 | 5,264,064 | 2,030,418 | 237,352 | 22,691,886 | 20,661,468 |
| **Jason W. Fraser,** EVP and Chief Financial Officer | **2023** | **925,000** | **5,294,801** | **1,790,985** | **2,430,036** | **168,900** | **10,609,722** | **8,179,686** |
| | 2022 | 875,000 | 3,711,181 | 1,750,000 | — | 112,389 | 6,448,570 | 6,448,570 |
| | 2021 | 825,000 | 3,540,493 | 1,507,935 | 2,408,782 | 104,961 | 8,387,171 | 5,978,389 |
| **Gary K. Simmons,** EVP and Chief Operating Officer | **2023** | **818,333** | **3,842,061** | **1,599,785** | **4,365,732** | **129,908** | **10,755,819** | **6,390,087** |
| | 2022 | 725,000 | 2,530,639 | 1,450,000 | — | 133,480 | 4,839,119 | 4,839,119 |
| | 2021 | 700,400 | 2,545,219 | 1,280,191 | 1,829,025 | 108,189 | 6,463,024 | 4,633,999 |
| **Richard J. Walsh,** SVP, General Counsel and Secretary | **2023** | **675,000** | **2,191,857** | **1,110,895** | **1,838,871** | **99,666** | **5,916,289** | **4,077,418** |
| | (8) | | | | | | | |
| | (8) | | | | | | | |
| **Cheryl L. Thomas,** Retired SVP and Chief Technology Officer | **2023** | **725,000** | **2,439,873** | **1,193,183** | **5,302,969** | **128,747** | **9,789,772** | **4,486,803** |
| | 2022 | 690,000 | 1,655,563 | 1,104,000 | — | 98,733 | 3,548,296 | 3,548,296 |
| | 2021 | 662,300 | 1,694,490 | 968,442 | 2,158,056 | 97,325 | 5,580,613 | 3,422,557 |

Footnotes to Summary Compensation Table:

(1)  The persons listed in this table are Valero's "named executive officers" per Item 402(a)(3) of SEC Regulation S-K. See "2023 CEO and Other Leadership Transitions" under "Compensation Discussion and Analysis" for additional information regarding 2023 role transitions for Messrs. Gorder, Riggs, and Simmons. Ms. Thomas retired effective January 2, 2024.

(2)  The amount shown is the "grant date fair value" of stock awards (restricted stock and performance shares) computed under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation ("FASB ASC Topic 718"). The grant date fair values disclosed above differ from the NEO's target value of stock awards due to reasons more fully described in "Compensation Discussion and Analysis" and below in this footnote. The 2023 target values of stock awards as administered to the NEOs were: Mr. Riggs ($7,943,750), Mr. Gorder ($12,600,000), Mr. Fraser ($4,162,500), Mr. Simmons ($3,247,813), Mr. Walsh ($1,856,250), and Ms. Thomas ($1,993,750). The final value realized by each NEO will be determined at a later date upon award vesting. Target pay for our NEOs is described more fully under "Target Total Pay," and "Pre-Role Transition LTI Grants" and "Role Transition LTI Grants" in "Compensation Discussion and Analysis."

The grant date fair values disclosed under FASB ASC Topic 718 for our performance share awards include the values of certain tranches of unvested (as of December 31, 2023) performance shares that were awarded in years prior to the fiscal year shown in the table.

(footnote (2) continues on the following page)

Footnotes to Summary Compensation Table (con't.):

*footnote (2) continued*

Computations of grant date fair values and highest level of possible performance values for performance shares are detailed in the Grants of Plan-Based Awards Table and related footnotes. Amounts in the "Stock Awards" column include the following:

| | Riggs | Gorder | Fraser | Simmons | Walsh | Thomas |
|---|---|---|---|---|---|---|
| Restricted Stock | 3,943,099 | 6,181,529 | 2,042,512 | 1,617,061 | 911,295 | 978,457 |
| Performance Shares | 4,692,809 | 10,372,919 | 3,252,289 | 2,225,000 | 1,280,562 | 1,461,416 |
| **Total** (in dollars) | 8,635,908 | 16,554,448 | 5,294,801 | 3,842,061 | 2,191,857 | 2,439,873 |

For restricted stock awards, the grant date fair values disclosed are different than the NEO's target value due to the difference between (i) the stock price used to determine the number of restricted shares granted to achieve the target value (determined by using the average closing stock price for the 15 consecutive trading days ending the day before the grant date), and (ii) the grant date fair value of the award as computed under FASB ASC Topic 718. The 2023 target values of restricted stock awards were: Mr. Riggs ($3,971,875), Mr. Gorder ($6,300,000), Mr. Fraser ($2,081,250), Mr. Simmons ($1,623,906), Mr. Walsh ($928,125), and Ms. Thomas ($996,875). For performance shares, the grant date fair values disclosed represent the aggregated fair values of three tranches from three separate award years as required under FASB ASC Topic 718 (i.e., first tranche of February 2023 award, first tranche of July 1, 2023, transitional award to Mr. Riggs, first tranche of July 20, 2023, transitional award to Mr. Simmons, second tranche of 2022 award, and third tranche of 2021 award). These are deemed to be five separate grants for determining fair value and each is deemed to have a grant date in 2023 per FASB ASC Topic 718. As detailed in the Grants of Plan-Based Awards Table and related footnotes, the expected conversion rate (probable outcome) for each of these awards determines a unique fair value per share for each award tranche, which was 119.36% for the annual 2023 award, 97.91% for Mr. Riggs' July 1, 2023 award, 95.13% for Mr. Simmons' July 20, 2023 award, 129.31% for the 2022 award, and 108.75% for the 2021 award. The 2023 target values of performance share grants were: Mr. Riggs ($3,971,875), Mr. Gorder ($6,300,000), Mr. Fraser ($2,081,250), Mr. Simmons ($1,623,907), Mr. Walsh ($928,125), and Ms. Thomas ($996,875).

(3) Stock options were not granted to our NEOs in 2023, 2022, or 2021. Additional information about the restricted stock and performance shares granted in 2023 is disclosed in the Grants of Plan-Based Awards Table and related footnotes, as well as in "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards," and in Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023.

(4) Represents amounts earned under our annual incentive bonus plan/program, as described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus."

(5) This column represents the sum of the change in pension value and nonqualified deferred compensation earnings for each of our NEOs. There are no above-market or preferential earnings on non-tax-qualified deferred compensation amounts included in the table presented above. The NEOs participate in the same pension and nonqualified deferred compensation plans as similarly situated Valero employees (senior-level Valero executive leadership). The disclosures under "Post-Employment Compensation" below discuss these plans and the present value assumptions used in these calculations. Our post-employment plans are also further detailed in Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023, and under "Post-Employment Benefits" in "Compensation Discussion and Analysis."

(6) Amounts listed as "All Other Compensation" for 2023 are composed of the following items. Any amount in excess of $10,000 (whether or not such amount may be deemed to be a perquisite or other personal benefit) is separately quantified.

*For Mr. Riggs:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($64,400) • Valero-provided dollars for the purchase of health and welfare benefits ($32,123) • home security • U.S. tax gross up payment for home security imputed income • personal security protection • reimbursement of club membership dues • executive physical exam • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate aircraft ($19,211) • personal use of corporate facilities • tax return preparation.

*For Mr. Gorder:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($77,700) • Valero-provided dollars for the purchase of health and welfare benefits ($32,803) • home security • U.S. tax gross up payment for home security imputed income • reimbursement of club membership dues ($11,201) • executive physical exam • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate aircraft ($37,387) • personal use of corporate facilities • tax return preparation ($17,754) • foreign taxes paid related to foreign service • U.S. tax gross up for foreign taxes paid related to foreign service • retirement gift.

(footnote (6) continues on the following page)

Footnotes to Summary Compensation Table (con't.):

*footnote (6) continued*

*For Mr. Fraser:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($41,650) • Valero-provided dollars for the purchase of health and welfare benefits ($30,455) • home security ($23,996) • U.S. tax gross up payment for home security imputed income ($15,569) • reimbursement of club membership dues • executive physical exam • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate facilities • personal travel • tax return preparation • foreign taxes paid related to foreign service • U.S. tax gross up for foreign taxes paid related to foreign service.

*For Mr. Simmons:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($34,307) • Valero-provided dollars for the purchase of health and welfare benefits ($32,028) • home security • U.S. tax gross up payment for home security imputed income • reimbursement of club membership dues ($11,145) • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate aircraft • personal use of corporate facilities • tax return preparation.

*For Mr. Walsh:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($24,150) • Valero-provided dollars for the purchase of health and welfare benefits ($32,123) • home security • U.S. tax gross up payment for home security imputed income • executive physical exam • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate aircraft • personal use of corporate facilities.

*For Ms. Thomas:* Valero contributions to Thrift Plan ($23,100) • Valero contributions to Excess Thrift Plan ($27,650) • Valero-provided dollars for the purchase of health and welfare benefits ($26,047) • home security ($15,461) • U.S. tax gross up payment for home security imputed income ($10,031) • reimbursement of club membership dues • executive physical exam • medical concierge service • U.S. tax gross up payment for medical concierge service imputed income • individual excess liability insurance • individual disability insurance • small gifts in connection with corporate meetings and functions • personal use of corporate facilities • tax return preparation.

Overview of Valuation Methodology

We value the cost of the benefits above at the incremental cost to Valero of providing such benefits with respect to an NEO. The primary purpose of our facilities and corporate aircraft is for business and, as a result, the incremental costs associated with personal use of such items does not include fixed costs that do not change based on usage, including fixed costs with respect to limited family accompaniment or use in connection with an executive's business use that is integrally and directly related to their duties. To the extent we do not incur any incremental costs, no additional compensation is included as part of the total compensation of our named executive officers. However, any incremental costs that we do incur and that are incidental to such business use of an item are included in such total. In the case of personal use of corporate aircraft, the amount reported is the incremental cost of providing the benefit with respect to such NEO, which primarily includes fuel costs and airport costs (including "deadhead" flights), as well as any incidental costs, such as for the crew or related to limited family accompaniment, and in the case of Messrs. Riggs and Gorder, less any amounts reimbursed by such individuals to Valero as permitted by FAA regulations under the Aircraft Time Sharing Agreements that they have respectively entered into. Reimbursements are allocated to the flight to which they relate but may be paid in a different year due to administration under the agreements. Valero did not provide any perquisites or personal benefits to the named executive officers in 2023, 2022 or 2021 relating to the COVID-19 pandemic, such as new health-related or personal transportation benefits, that were not provided to all employees on a nondiscriminatory basis.

(7) The values in this column represent "Total" compensation for 2023 for the NEOs when excluding the year-over-year changes to the present values of accumulated benefits under the pension plans and nonqualified deferred compensation earnings, which are volatile and can change significantly from year-to-year due to the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits). This year, these amounts increased significantly year-over-year primarily due to NEOs getting one year closer to assumed retirement (other than Mr. Gorder who was over age 65 as of December 31, 2023), NEOs completing an additional year of service, increases in 2023 pay levels to better align with peers, and a slight decrease in interest rates year-over-year. Given such volatility, the amounts reported in this column are calculated by subtracting the change in pension values reported in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column, from the amounts reported in the "Total "compensation column. Amounts reported in this column differ from, and are not substitutes for, the amounts reported in the "Total" compensation column. See also footnote (5) above, "Post-Employment Compensation," and "Post-Employment Benefits" in "Compensation Discussion and Analysis."

(8) Mr. Walsh was not a named executive officer for 2022 or 2021.

# Grants of Plan-Based Awards

The following table describes plan-based awards for our named executive officers in 2023.

| Name | Grant Date | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) | Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) (1) |
|---|---|---|---|---|---|---|---|---|---|---|
| R. Lane Riggs | n/a | (2) | – | 1,731,250 | 3,462,500 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 22,030 | 2,901,131 |
| | 07/01/2023 | (4) | | | | | | | 8,953 | 1,041,968 |
| | n/a | (5) | | | | | 22,030 | | | |
| | n/a | (6) | | | | | 8,953 | | | |
| | 02/23/2023 | (7) | | | | | 7,344 | 14,688 | | 1,160,866 |
| | 02/23/2023 | (7) | | | | | 9,153 | 18,306 | | 1,567,451 |
| | 02/23/2023 | (7) | | | | | 11,260 | 22,520 | | 1,621,665 |
| | 07/01/2023 | (7) | | | | | 2,985 | 5,970 | | 342,827 |
| Joseph W. Gorder | n/a | (2) | – | 2,304,000 | 4,608,000 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 46,940 | 6,181,529 |
| | n/a | (5) | | | | | 46,940 | | | |
| | 02/23/2023 | (7) | | | | | 15,647 | 31,294 | | 2,473,321 |
| | 02/23/2023 | (7) | | | | | 21,530 | 43,060 | | 3,687,013 |
| | 02/23/2023 | (7) | | | | | 29,250 | 58,500 | | 4,212,585 |
| Jason W. Fraser | n/a | (2) | – | 925,000 | 1,850,000 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 15,510 | 2,042,512 |
| | n/a | (5) | | | | | 15,510 | | | |
| | 02/23/2023 | (7) | | | | | 5,170 | 10,340 | | 817,222 |
| | 02/23/2023 | (7) | | | | | 7,060 | 14,120 | | 1,209,025 |
| | 02/23/2023 | (7) | | | | | 8,513 | 17,026 | | 1,226,042 |
| Gary K. Simmons | n/a | (2) | – | 826,250 | 1,652,500 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 9,110 | 1,199,696 |
| | 07/20/2023 | (4) | | | | | | | 3,475 | 417,365 |
| | n/a | (5) | | | | | 9,110 | | | |
| | n/a | (6) | | | | | 3,475 | | | |
| | 02/23/2023 | (7) | | | | | 3,037 | 6,074 | | 480,059 |
| | 02/23/2023 | (7) | | | | | 4,473 | 8,946 | | 766,001 |
| | 02/23/2023 | (7) | | | | | 5,873 | 11,746 | | 845,829 |
| | 07/20/2023 | (7) | | | | | 1,159 | 2,318 | | 133,111 |
| Richard J. Walsh | n/a | (2) | – | 573,750 | 1,147,500 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 6,920 | 911,295 |
| | n/a | (5) | | | | | 6,920 | | | |
| | 02/23/2023 | (7) | | | | | 2,307 | 4,614 | | 364,667 |
| | 02/23/2023 | (7) | | | | | 2,663 | 5,326 | | 456,039 |
| | 02/23/2023 | (7) | | | | | 3,193 | 6,386 | | 459,856 |
| Cheryl L. Thomas | n/a | (2) | – | 616,250 | 1,232,500 | | | | | |
| | 02/23/2023 | (3) | | | | | | | 7,430 | 978,457 |
| | n/a | (5) | | | | | 7,430 | | | |
| | 2/23/2023 | (7) | | | | | 2,477 | 4,954 | | 391,539 |
| | 02/23/2023 | (7) | | | | | 3,013 | 6,026 | | 515,976 |
| | 02/23/2023 | (7) | | | | | 3,846 | 7,692 | | 553,901 |

Footnotes to Grants of Plan-Based Awards Table:

(1) The reported grant date fair value of stock awards is determined in compliance with FASB ASC Topic 718. Stock options were not granted to our named executive officers in 2023.

(2) Represents potential awards under our annual incentive bonus plan/program. Actual amounts earned by our NEOs for 2023 are reported in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The target amounts listed in the Grants of Plan-Based Awards Table are computed by multiplying base salary by 100% for Mr. Fraser and 85% for Mr. Walsh and Ms. Thomas, respectively. For Mr. Riggs, the target amount listed in the Grants of Plan-Based Awards Table is computed by prorating Mr. Riggs' salary and bonus target percentage for the six months of 2023 he spent as President and COO (where his base salary was $1,075,000 and his bonus target percentage was 110%) and the final six months of 2023 he spent as CEO (where his base salary was $1,425,000 and his bonus target percentage was 160%). For Mr. Gorder and Mr. Simmons, the target amount listed in the Grants of Plan-Based Awards Table is computed based on their pre-transition salaries ($1,800,000 and $752,500, respectively) and post-transition salaries ($1,080,000 and $900,000, respectively) prorated at six months each, multiplied by their bonus target percentages of 160% and 100%, respectively, which did not change in connection with their transitions to Executive Chairman and COO, respectively. The compensation changes for Messrs. Riggs, Gorder, and Simmons in connection with their role transitions in 2023 are more fully described in "Compensation Discussion and Analysis—Executive Compensation in Summary—2023 CEO and Other Leadership Transitions."

(3) Represents restricted stock grants under our 2020 OSIP on February 23, 2023. Dividends on the restricted shares are paid as and when dividends are declared and paid on our Common Stock. For each NEO, the dollar amount stated in the column "Grant Date Fair Value of Stock and Option Awards" is included within the amount listed in the "Stock Awards" column of the Summary Compensation Table. The terms of the restricted share award agreements provide for a three-year ratable vesting schedule (where such shares become nonforfeitable). See also "Long-Term Incentive Awards—Restricted Stock" and "Accounting and Tax Treatment" under "Compensation Discussion and Analysis," and our 2020 OSIP and the definition of "Fair Market Value" therein.

(4) Represents restricted stock grants to Mr. Riggs and Mr. Simmons under our 2020 OSIP on July 1, 2023, and July 20, 2023, respectively, in connection with their transitions to CEO and COO, respectively. The terms of the restricted share award agreements provide for a three-year ratable vesting schedule (where such shares become nonforfeitable). For Mr. Riggs and Mr. Simmons, the dollar amount stated in the column "Grant Date Fair Value of Stock and Option Awards" is included within the amount listed in the "Stock Awards" column of the Summary Compensation Table. See footnote (3) above for more information on restricted stock awards. The transitional awards to Mr. Riggs and Mr. Simmons in July 2023 are more fully described in "Compensation Discussion and Analysis—Executive Compensation in Summary—2023 CEO and Other Leadership Transitions."

(5) Represents the number of performance shares awarded under our 2020 OSIP to our NEOs on February 23, 2023 under our LTI awards program described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—Performance Shares." Per the awards' terms, on a normal vesting date executives can earn, in shares of Common Stock, from 0% to 200% of the number of performance shares that are vesting, based upon Valero's achievement of objective performance measures during the performance periods set by the Human Resources and Compensation Committee. Performance shares do not have an exercise price.

The performance shares vest annually in one-third increments (tranches). The first tranche of performance shares vested in January 2024, and the remaining two tranches are scheduled to vest annually in January 2025 and January 2026, with any resulting payout at those times conditioned upon Valero's performance during the pertinent performance periods. Only the first tranche of these performance shares is deemed to have a "grant date" in 2023, as explained in footnote (7) below. Our disclosures referenced by footnote (5) are for information purposes only, and tie to the disclosures made by our NEOs in February 2023 in compliance with Section 16 of the Exchange Act. Our disclosures in footnote (7) below are intended to comply with the requirements of Item 402 of SEC Regulation S-K with respect to "grants" of performance shares.

(6) Represents performance share grants to Mr. Riggs and Mr. Simmons under our 2020 OSIP on July 1, 2023, and July 20, 2023, respectively, in connection with their transitions to CEO and COO, respectively. The performance shares have the same terms as the performance shares awarded in February 2023, and vest annually in one-third increments (tranches). The first tranche of performance shares vested in January 2024, and the remaining two tranches are scheduled to vest annually in January 2025 and January 2026, with any resulting payout at those times conditioned upon Valero's performance during the pertinent performance periods. Only the first tranche of these performance shares is deemed to have a "grant date" in 2023, as explained in footnote (7) below. Our disclosures referenced by footnote (6) are for information purposes only, and tie to the disclosures made by Mr. Riggs and Mr. Simmons in July 2023 in compliance with Section 16 of the Exchange Act. Our disclosures in footnote (7) below are intended to comply with the requirements of Item 402 of SEC Regulation S-K with respect to "grants" of performance shares. See footnote (5) above for more information on performance share awards. The transitional awards to Mr. Riggs and Mr. Simmons in July 2023 are more fully described in "Compensation Discussion and Analysis—Executive Compensation in Summary—2023 CEO and Other Leadership Transitions."

(7) Item 402(d)(2)(viii) of SEC Regulation S-K requires us to disclose the "grant date fair value" of equity awards "computed in accordance with FASB ASC Topic 718." Our performance shares are awarded in three tranches, with the tranches having measurement periods (the performance period) of differing lengths. The first tranche of an award has a performance period of 12 months, the second tranche of an award has a performance period of 24 months, and the third tranche of an award has a performance period of 36 months.

The amounts referenced by footnotes (5) and (6) in the Grants of Plan-Based Awards Table above represent three tranches from three separate award years—namely, the first tranche of performance shares awarded in 2023 (awarded on February 23, 2023 as part of the annual grant cycle; and July 1, 2023, and July 20, 2023, to Mr. Riggs and Mr. Simmons, respectively, as part of their transitions to CEO and COO, respectively), the second tranche of performance shares awarded in 2022 (awarded on February 22, 2022), and the third tranche of performance shares awarded in 2021 (awarded on February 23, 2021). Under FASB ASC Topic 718, each of these tranches is deemed to be a separate "grant" for fair value purposes, and each is deemed to have a "grant date" in 2023, that is, the date when the Human Resources and Compensation Committee approved the peer group of companies for such tranches of these awards. The dollar amounts included in the table represent the grant date fair values from the tranches that are deemed to have a grant date in 2023.

For each NEO, the sum of the dollar amounts stated in the Grants of Plan-Based Awards Table's column titled "Grant Date Fair Value of Stock and Option Awards" is also included in the "Stock Awards" column of the Summary Compensation Table.

The grant date fair values and the highest level of possible performance values for the performance shares included in the Grants of Plan-Based Awards Table are summarized in the following table.

| | performance shares deemed (under FASB ASC Topic 718) to have a grant date in 2023 | | grant date fair value ($) | lowest possible performance ($) | highest level of performance ($) |
|---|---|---|---|---|---|
| Riggs | 1st tranche of July 1, 2023 award | 2,985 | 342,827 | 0 | 724,639 |
| | 1st tranche of Feb. 2023 award | 7,344 | 1,160,866 | 0 | 2,005,059 |
| | 2nd tranche of 2022 award | 9,153 | 1,567,451 | 0 | 2,570,712 |
| | 3rd tranche of 2021 award | 11,260 | 1,621,665 | 0 | 3,250,762 |
| | total 2023 grant date fair value | | 4,692,809 | 0 | 8,551,172 |
| Gorder | 1st tranche of Feb. 2023 award | 15,647 | 2,473,321 | 0 | 4,271,944 |
| | 2nd tranche of 2022 award | 21,530 | 3,687,013 | 0 | 6,046,916 |
| | 3rd tranche of 2021 award | 29,250 | 4,212,585 | 0 | 8,444,475 |
| | total 2023 grant date fair value | | 10,372,919 | 0 | 18,763,335 |
| Fraser | 1st tranche of Feb. 2023 award | 5,170 | 817,222 | 0 | 1,411,513 |
| | 2nd tranche of 2022 award | 7,060 | 1,209,025 | 0 | 1,982,872 |
| | 3rd tranche of 2021 award | 8,513 | 1,226,042 | 0 | 2,457,703 |
| | total 2023 grant date fair value | | 3,252,289 | 0 | 5,852,088 |
| Simmons | 1st tranche of July 20, 2023 award | 1,159 | 133,111 | 0 | 289,310 |
| | 1st tranche of Feb. 2023 award | 3,037 | 480,059 | 0 | 829,162 |
| | 2nd tranche of 2022 award | 4,473 | 766,001 | 0 | 1,256,287 |
| | 3rd tranche of 2021 award | 5,873 | 845,829 | 0 | 1,695,535 |
| | total 2023 grant date fair value | | 2,225,000 | 0 | 4,070,294 |
| Walsh | 1st tranche of Feb. 2023 award | 2,307 | 364,667 | 0 | 629,857 |
| | 2nd tranche of 2022 award | 2,663 | 456,039 | 0 | 747,930 |
| | 3rd tranche of 2021 award | 3,193 | 459,856 | 0 | 921,819 |
| | total 2023 grant date fair value | | 1,280,562 | 0 | 2,299,606 |
| Thomas | 1st tranche of Feb. 2023 award | 2,477 | 391,539 | 0 | 676,271 |
| | 2nd tranche of 2022 award | 3,013 | 515,976 | 0 | 846,231 |
| | 3rd tranche of 2021 award | 3,846 | 553,901 | 0 | 1,110,340 |
| | total 2023 grant date fair value | | 1,461,416 | 0 | 2,632,842 |

*July 1, 2023 Award.* For performance shares awarded on July 1, 2023, the grant date (per FASB ASC Topic 718) for the first tranche is deemed to have occurred in 2023. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 97.91% with a fair value per share of $114.85. The fair values of the second and third tranches will be determined on their respective FASB ASC Topic 718 grant dates.

*July 20, 2023 Award.* For performance shares awarded on July 20, 2023, the grant date (per FASB ASC Topic 718) for the first tranche is deemed to have occurred in 2023. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 95.13% with a fair value per share of $114.85. The fair values of the second and third tranches will be determined on their respective FASB ASC Topic 718 grant dates.

*Feb. 2023 Award.* For performance shares awarded on February 23, 2023, the grant date (per FASB ASC Topic 718) for the first tranche is deemed to have occurred in 2023. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 119.36% with a fair value per share of $158.07. The fair values of the second and third tranches will be determined on their respective FASB ASC Topic 718 grant dates.

*2022 Award.* For performance shares awarded on February 22, 2022, the grant date (per FASB ASC Topic 718) for the second tranche is deemed to have occurred in 2023. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 129.31% with a fair value per share of $171.25. The fair values of the third tranche will be determined on its respective FASB ASC Topic 718 grant date.

*2021 Award.* For performance shares awarded on February 23, 2021, the grant date (per FASB ASC Topic 718) for the third tranche is deemed to have occurred in 2023. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 108.75% with a fair value per share of $144.02.

*All Awards.* For all awards, the "highest level of performance" values listed above assume achievement of the highest level of possible performance conditions (that is, vesting at 200%) per Instruction 3 to Item 402(c)(2)(v) of SEC Regulation S-K.

# Outstanding Equity Awards at December 31, 2023

This table describes unvested shares of restricted stock and unvested performance shares held by our named executive officers as of December 31, 2023. None of our named executive officers held any stock options as of December 31, 2023.

| | Stock Awards | | | |
| | Restricted Stock | | Performance Shares | |
| | Number of Shares or Units of Stock That Have Not Vested (#) | | Market Value of Shares or Units of Stock That Have Not Vested ($) (1) | | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1) |
|---|---|---|---|---|---|---|---|
| **R. Lane Riggs** | 6,829 | (2) | 887,770 | 11,260 | (8) | 1,463,800 |
| | 11,102 | (3) | 1,443,260 | 18,306 | (9) | 3,867,240 |
| | 13,361 | (4) | 1,736,930 | 22,030 | (10) | 4,868,630 |
| | 5,429 | (5) | 705,770 | 8,953 | (11) | 1,978,600 |
| **Joseph W. Gorder** | 17,740 | (2) | 2,306,200 | 29,250 | (8) | 3,802,500 |
| | 26,115 | (3) | 3,394,950 | 43,060 | (9) | 9,096,490 |
| | 28,469 | (4) | 3,700,970 | 46,940 | (10) | 10,373,740 |
| **Jason W. Fraser** | 5,163 | (2) | 671,190 | 8,513 | (8) | 1,106,690 |
| | 8,563 | (3) | 1,113,190 | 14,120 | (9) | 2,982,850 |
| | 9,406 | (4) | 1,222,780 | 15,510 | (10) | 3,427,710 |
| **Gary K. Simmons** | 3,561 | (2) | 462,930 | 5,873 | (8) | 763,490 |
| | 5,425 | (3) | 705,250 | 8,946 | (9) | 1,889,940 |
| | 5,525 | (4) | 718,250 | 9,110 | (10) | 2,013,310 |
| | 2,107 | (6) | 273,910 | 3,475 | (11) | 767,910 |
| **Richard J. Walsh** | 1,936 | (2) | 251,680 | 3,193 | (8) | 415,090 |
| | 3,229 | (3) | 419,770 | 5,326 | (9) | 1,125,150 |
| | 4,196 | (4) | 545,480 | 6,920 | (10) | 1,529,320 |
| **Cheryl L. Thomas** | 2,333 | (7) | 303,290 | 3,846 | (8) | 499,980 |
| | 3,654 | (7) | 475,020 | 6,026 | (9) | 1,273,090 |
| | 4,506 | (7) | 585,780 | 7,430 | (10) | 1,642,030 |

Footnotes to Outstanding Equity Awards Table:

(1) The assumed market values were determined using the closing market price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023. For a further discussion of the vesting of restricted stock and performance share awards (as noted in the following footnotes), see "Elements of Executive Compensation—Long-Term Incentive Awards" and "Accounting and Tax Treatment" in the "Compensation Discussion and Analysis" section above, and the Option Exercises and Stock Vested Table below. Under our performance share award agreements, until performance shares are actually settled following vesting, holders have not obtained any rights as a stockholder with respect to such shares.

(2) These shares vested on February 23, 2024.

(3) Of the shares listed as outstanding at year end, 50 percent vested on February 22, 2024, and the remaining 50 percent is scheduled to vest on February 22, 2025.

(4) One-third of these shares vested on February 23, 2024; the remaining two-thirds are scheduled to vest in equal installments on February 23, 2025 and February 23, 2026.

(5) These shares are scheduled to vest in one-third increments on July 1, 2024, July 1, 2025, and July 1, 2026.

(6) These shares are scheduled to vest in one-third increments on July 20, 2024, July 20, 2025, and July 20, 2026.

(7) These shares vested on January 2, 2024.

(8) These performance shares vested on January 18, 2024 at 100% of target. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents the market value of 100% (actual payout) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023.

(9) One-half of these performance shares vested on January 18, 2024 at 125% of target; and the other half is scheduled to vest in January 2025. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 18, 2024, the market value of 125% (actual payout) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023, and for the remaining half, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023.

(10) One third of these performance shares vested on January 18, 2024 at 110% of target; an additional one-third is schedule to vest in January 2025; and the final one-third is schedule to vest in January 2026. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 18, 2024, the market value of 110% (actual payout) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023, and for the remaining two-thirds, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023.

(11) Represents performance shares awarded on July 1, 2023, and July 20, 2023 to Mr. Riggs and Mr. Simmons, respectively, in connection with their transitions to CEO and COO, respectively. One third of these performance shares vested on January 18, 2024 at 110% of target; an additional one-third is schedule to vest in January 2025; and the final one-third is schedule to vest in January 2026. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 18, 2024, the market value of 110% (actual payout) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023, and for the remaining two-thirds, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 29, 2023 ($130.00 per share), which was the last NYSE trading day in 2023.

# Option Exercises and Stock Vested

The following table provides information regarding (i) stock option exercises by our named executive officers, and (ii) the vesting of restricted stock and performance shares held by our named executive officers during 2023 on an aggregated basis.

| | Option Awards | | Stock Awards (1) | |
| | Number of Shares Acquired on Exercise | Value Realized on Exercise | Number of Shares Acquired on Vesting | Value Realized on Vesting |
| Name | (#) (2) | ($) (3) | (#) (2) | ($) (4) |
|---|---|---|---|---|
| R. Lane Riggs | — | — | | |
| (5) | | | 52,272 | 5,695,425 |
| (6) | | | 47,583 | 6,655,910 |
| Joseph W. Gorder | 75,580 | 6,890,602 | | |
| (5) | | | 63,162 | 5,910,236 |
| (6) | | | 127,346 | 17,813,158 |
| Jason W. Fraser | — | — | | |
| (5) | | | 36,717 | 4,612,803 |
| (6) | | | 32,805 | 4,588,763 |
| Gary K. Simmons | — | — | | |
| (5) | | | 13,987 | 1,340,395 |
| (6) | | | 23,942 | 3,349,007 |
| Richard J. Walsh | — | — | | |
| (5) | | | 8,031 | 739,924 |
| (6) | | | 10,955 | 1,532,385 |
| Cheryl L. Thomas | — | — | | |
| (5) | | | 8,708 | 837,039 |
| (6) | | | 16,016 | 2,240,318 |

Footnotes to Option Exercises and Stock Vested Table:

(1) Represents shares of Common Stock from the vesting of restricted stock and performance shares in 2023. For a further discussion of the vesting of restricted stock and performance share awards, see "Elements of Executive Compensation—Long-Term Incentive Awards" and "Accounting and Tax Treatment" in the "Compensation Discussion and Analysis" section above. See also the Grants of Plan-Based Awards Table and the related footnotes for additional information on restricted stock and performance share awards.

(2) Represents the gross number of shares received by the named executive officer before deducting any shares withheld (i) from an option's exercise to pay the exercise price, and/or (ii) to pay applicable taxes.

(3) The reported value is determined by multiplying (i) the number of option shares, times (ii) the difference between the market price of the Common Stock on the date of exercise and the exercise price of the stock option. The value is stated before deducting payment of applicable taxes.

(4) The reported value is determined by multiplying number of vested shares by the market value of the shares on the date they became nonforfeitable or were otherwise received. The value is stated before deducting payment of applicable taxes.

(5) Represents number of shares of Common Stock and value related to vesting of restricted stock.

(6) Represents number of shares of Common Stock and value related to vesting of performance shares.

# Post-Employment Compensation

## PENSION BENEFITS

The following table describes the accumulated benefits of our named executive officers under Valero's tax-qualified defined benefit Pension Plan, Excess Pension Plan, and SERP (collectively with the Pension Plan and the Excess Pension Plan, the "Retirement Plans") as of December 31, 2023.

| Name | Plan Name | No. of Years Credited Service (#) (1) | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **R. Lane Riggs** | Pension Plan | 34.92 | 1,339,319 | — |
| | Excess Pension Plan | 34.92 | 4,448,034 | — |
| | SERP | 34.92 | 15,030,148 | — |
| **Joseph W. Gorder (2)** | Pension Plan | 33.17 | 1,211,961 | — |
| | Excess Pension Plan | 21.67 | 11,170,939 | — |
| | SERP | 21.67 | 25,990,545 | — |
| **Jason W. Fraser** | Pension Plan | 24.96 | 837,136 | — |
| | Excess Pension Plan | 24.96 | 1,549,984 | — |
| | SERP | 24.96 | 7,019,748 | — |
| **Gary K. Simmons** | Pension Plan | 36.52 | 1,477,361 | — |
| | Excess Pension Plan | 36.52 | 3,668,064 | — |
| | SERP | 36.52 | 9,702,675 | — |
| **Richard J. Walsh** | Pension Plan | 24.13 | 891,200 | — |
| | Excess Pension Plan | 24.13 | 1,248,052 | — |
| | SERP | 24.13 | 4,105,274 | — |
| **Cheryl L. Thomas (3)** | Pension Plan | 39.5 | 1,823,340 | — |
| | Excess Pension Plan | 39.5 | 4,048,623 | — |
| | SERP | 39.5 | 10,524,901 | — |

Footnotes to Pension Benefits Table:

(1) The years of credited service for our NEOs include nine years of service (10.5 years for Mr. Fraser) in our Retirement Plans' "Cash Balance Provision" starting on January 1, 2015 (Mr. Fraser's participation in the Cash Balance Provision commenced July 1, 2013). The remainder of the NEO's years of service is in the "Formula Provision" of our Retirement Plans. The Formula Provision and the Cash Balance Provision are described in the narrative disclosures that follow this table.

(2) The 33.17 years of service stated for Mr. Gorder for the Pension Plan represent the sum of his participation in (a) the Valero Pension Plan since 2002 (21.67 years) and (b) the qualified pension plan of UDS (11.5 years). In 2001, Mr. Gorder received a lump sum settlement relating to prior years of service. The Pension Plan amount stated above reflects the effect of offsetting Mr. Gorder's accrued benefit under the Valero Pension Plan by the value of his lump sum settlement in 2001. In addition, Mr. Gorder has approximately three years of service in a pension plan sponsored by an entity unaffiliated with Valero or UDS that was spun-off from a predecessor of UDS. The 21.67 years of service stated for Mr. Gorder for the Excess Pension Plan and SERP represent his participation since the date of his commencement of employment with Valero.

(3) Ms. Thomas retired effective January 2, 2024. Effective upon her retirement, she ceased accruing benefits under the pension plans. Upon her retirement, she began receiving monthly payments from the Pension Plan. Her nonqualified benefits will be paid to her in a lump-sum cash amount (minus applicable withholding for taxes) on or about July 2, 2024, subject to any delays in payment necessary to comply with Code Section 409A, with no acceleration or enhanced benefits.

The present values stated above were calculated using the same interest rates and mortality tables we use for our financial reporting. Present values at December 31, 2023 were determined using plan specific discount rates (5.07 percent for Pension Plan,

4.97 percent for Excess Pension Plan, 5.06 percent for SERP) and the plans' earliest unreduced retirement age (i.e., age 62). The present values reflect postretirement mortality rates based on the Pri-2012 mortality table projected generationally using scale MP-2021. No decrements were included for pre-retirement termination, mortality, or disability. When applicable, lump sums were determined using the minimum present value segment rates prescribed by the Internal Revenue Service ("IRS") in Notice 2024-04 (adjusted by estimated changes in interest rates for December 2023 and projected to the assumed retirement date for each NEO) and the mortality table prescribed by the IRS in Notice 2023-73 for distributions in 2024.

*Pension Plan.* Under our Pension Plan, an eligible employee who is at least 55 years old may elect to retire prior to the normal retirement age of 65, provided the employee has completed at least five years of vesting service. Under the plan's early retirement provisions, an employee may elect to commence a benefit upon retirement or delay payments to a later date. Pension payments from the Formula Provision (defined below) that begin after age 55 and before age 62 are reduced by four percent for each full year between the benefit start date and the employee's 62nd birthday. The four percent reduction is prorated for a partial year. The formula used to calculate the benefit and the optional forms of payment are otherwise the same as for normal retirement. As of December 31, 2023, Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Ms. Thomas were eligible for early retirement benefits, and Mr. Gorder was eligible for normal retirement. Ms. Thomas retired effective January 2, 2024.

For employees hired prior to January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) provides a monthly pension at normal retirement equal to 1.6 percent of the participant's average monthly compensation (based upon earnings during the three consecutive calendar years during the last 10 years of the participant's credited service affording the highest such average) times the participant's years of credited service. This is known as the "Formula Provision." Each of our NEOs was hired prior to January 1, 2010.

For employees hired on or after January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) is a cash balance benefit that provides a monthly pension at normal retirement based on annual employer contributions that are based on years of service, age, eligible compensation, and pay credits. This is known as the "Cash Balance Provision." After a one-year waiting period, pay credits are retroactive to the participant's date of hire and are based on years of service, age, and eligible compensation.

| points (age and vesting service) | annual pay credit percentage |
| --- | --- |
| under 35 | 6.0% of eligible pay |
| 35–49 | 7.5% of eligible pay |
| 50–64 | 9.0% of eligible pay |
| 65–79 | 10.5% of eligible pay |
| 80+ | 12.0% of eligible pay |

In addition to pay credits, participants will also be eligible for monthly interest credits based on the 10-Year U.S. treasury note rate with a minimum of three percent.

In 2013, we began to implement changes to certain of our U.S. qualified pension plans that cover the majority of our U.S. employees. Benefits under our primary pension plan changed from a final average pay formula (the Formula Provision) to the Cash Balance Provision with staged effective dates from July 1, 2013 through January 1, 2015, depending on the age and service of the affected employees. All final average pay benefits under the Formula Provision were frozen as of December 31, 2014. On July 1, 2013 or January 1, 2015 (as applicable), participants formerly under the Formula Provision in the Pension Plan transitioned to the Cash Balance Provision, with all future Pension Plan benefits to be earned under the new cash balance provision.

*Excess Pension Plan.* Our Excess Pension Plan provides benefits to those employees whose pension benefits under our defined benefit Pension Plan are subject to limitations under the Code, or are otherwise indirectly constrained by the Code from realizing the maximum benefit available to them under the terms of Pension Plan. The Excess Pension Plan is designed as an "excess benefit plan" as defined under Section 3(36) of ERISA, for those benefits provided in excess of Section 415 of the Code. The Excess Pension Plan is not intended to be either a qualified plan under the provisions of Section 401(a) of the Code, or a funded plan subject to the funding requirements of ERISA.

Subject to other terms of the Excess Pension Plan, the benefit payable under the plan in the Formula Provision is generally an amount equal to "x" minus "y", where "x" is equal to 1.6 percent of a participant's final average monthly earnings (as determined under the Excess Pension Plan) multiplied by the participant's number of years of credited service, and "y" is equal to the participant's benefit that is payable under the Pension Plan. The benefit payable under the Excess Pension Plan in the Cash Balance Provision is generally an amount equal to "x" minus "y", where "x" is equal to the accumulated account balance that the participant would be entitled to receive without regard to the limitations, and "y" is equal to the participant's accumulated account balance that is payable under the Pension Plan. A participant's benefits under the Excess Pension Plan will vest concurrently with the vesting of the participant's benefits under the Pension Plan (which all NEOs are vested in). The Excess Pension Plan benefit is made in a lump sum (minus applicable withholding for taxes). The Excess Pension Plan benefit is subject to forfeiture in the event the participant is terminated for cause or acts of willful malfeasance or gross negligence, or if the participant violates the non-competition provisions of the plan, which generally are applicable for two years following termination of employment.

*SERP.* An executive will become a participant in the SERP as of the date he or she is selected and named in the minutes of the Human Resources and Compensation Committee meeting for inclusion as a SERP participant. The SERP provides a benefit equal to 1.6 percent of eligible pay plus 0.35 percent times the product of the participant's years of credited service (maximum 35 years) multiplied by the excess of the participant's average monthly compensation over the lesser of 1.25 times the monthly average (without indexing) of the social security wage bases for the 35-year period ending with the year the participant attains social security retirement age, or the monthly average of the social security wage base in effect for the year that the participant retires. The participant's most highly compensated consecutive 36 months of service are considered. The SERP benefit is calculated using all years of service (a participant's service did not freeze when the Formula Benefit described above was frozen.) The SERP benefit is reduced by the amount of the participant's qualified pension benefit. A participant in the SERP will vest upon death, disability, or retirement (age 55 with at least five years of service at separation). Upon a separation from service, a participant will receive the greater of the SERP benefit or the Excess Pension Plan benefit. The SERP benefit is also reduced by 50 percent upon death prior to retirement. The SERP benefit is paid in a lump sum (minus applicable withholding for taxes). On July 21, 2023, the Human Resources and Compensation Committee elected to amend the SERP, effective for retirements on or after July 1, 2023, to modify the interest rate that is used to calculate the lump-sum benefit thereunder based on the average of IRS lump-sum interest rates for the 60-month period ending with the fifth month prior to the participant's retirement rather than the IRS lump-sum interest rates for the month of August preceding the calendar year of the participant's retirement. This change was solely intended to eliminate the volatility and impact of fluctuations from year-over-year changes in actuarial assumptions, which can significantly increase or decrease the calculated value of such benefit from one year to the next and could negatively impact retention. The SERP benefit is subject to forfeiture in the event the participant is terminated for any reason prior to full vesting. In addition, the SERP benefit (even if previously vested) is subject to forfeiture if the participant is discharged for cause or if the participant violates the non-competition provisions of the plan, which generally are applicable for two years following termination of employment. Cause means, generally, that the participant was discharged for illegal or gross misconduct.

Compensation for purposes of the Pension Plan, Excess Pension Plan, and SERP includes salary and bonus. No extra years of credited service have been granted to any of our NEOs.

# Nonqualified Deferred Compensation

The following table describes contributions by Valero and each NEO under our nonqualified defined contribution and other deferred compensation plans during 2023, as well as each NEO's earnings, withdrawals (if any), and year-end balances in these plans.

| | | Executive Contributions in Last FY ($) | Registrant Contributions in Last FY ($) (1) | Aggregate Earnings (loss) in Last FY ($) (3) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) (4) |
|---|---|---|---|---|---|---|
| **R. Lane Riggs** | Excess Thrift Plan | — | 64,400 | — | — | 826,980 |
| | UDS Nonqualified 401(k) Plan (2) | — | — | 3,131 | — | 48,152 |
| **Joseph W. Gorder** | Excess Thrift Plan | — | 77,700 | — | — | 2,604,345 |
| **Jason W. Fraser** | Excess Thrift Plan | — | 41,650 | — | — | 344,649 |
| **Gary K. Simmons** | Excess Thrift Plan | — | 34,307 | — | — | 598,116 |
| | UDS Nonqualified 401(k) Plan (2) | — | — | 25,964 | — | 162,166 |
| **Richard J. Walsh** | Excess Thrift Plan | — | 24,150 | — | — | 219,670 |
| **Cheryl L. Thomas** | Excess Thrift Plan | — | 27,650 | — | — | 497,754 |
| | UDS Nonqualified 401(k) Plan (2) | — | — | 32,233 | — | 178,438 |

Footnotes to Nonqualified Deferred Compensation Table:

(1) All of the amounts included in this column are also included within the amounts reported as "All Other Compensation" for 2023 in the Summary Compensation Table.

(2) Valero assumed the UDS Nonqualified 401(k) Plan when Valero acquired UDS in 2001. This plan is frozen.

(3) There were no earnings for our NEOs in 2023 in our nonqualified defined contribution and other deferred compensation plans that were preferential or above market under SEC rules and therefore no such amounts are included in the Summary Compensation Table.

(4) Amounts reported in this column for each NEO include registrant contributions previously reported in our Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year. The aggregate Excess Thrift Plan balances as of December 31, 2023, compared to December 31, 2022, increased by $94,752 for Mr. Riggs, $189,276 for Mr. Gorder, $98,463 for Mr. Fraser, $58,078 for Mr. Simmons, $42,531 for Mr. Walsh, and $57,634 for Ms. Thomas. The aggregate UDS Nonqualified 401(k) Plan balances as of December 31, 2023, compared to December 31, 2022, increased by $3,131 for Mr. Riggs, $25,964 for Mr. Simmons, and $32,233 for Ms. Thomas.

Our DC Plan and Excess Thrift Plan are described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Post-Employment Benefits." The following terms also apply to these plans.

Under the DC Plan, participants may elect when and over what period of time their deferrals will be distributed based on plan provisions. Participants may elect to have their accounts distributed in a lump sum on a specified date, at least three years after the year of the deferral election. Participants may, at the time of their deferral elections, choose to have their accounts distributed as soon as reasonably practical following retirement or other termination, or on the first day of January following the date of retirement or termination. Participants may also elect to have their accounts distributed in one lump-sum payment or in two- to 15-year installments upon retirement or in one lump-sum payment or five-year installments upon other termination. Upon a participant's death, the participant's beneficiary will receive the participant's DC Plan balance in one lump-sum payment within 90 days following the participant's death. Upon a change of control of Valero, all DC Plan accounts are immediately vested in full, and distributions are thereafter made in accordance with the plan's normal distribution provisions. None of our named executive officers participated in the DC Plan in 2023.

The Excess Thrift Plan provides benefits to participants of our qualified thrift plan whose accounts would not otherwise be credited with company matching contributions due to certain U.S. IRS limits on contributions and/or compensation. The Excess Thrift Plan is neither a qualified plan for federal tax purposes nor a funded plan subject to ERISA. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of ERISA, and (ii) a plan that is unfunded and maintained primarily for the purpose of providing benefits for a select group of management or highly compensated employees.

The UDS Nonqualified 401(k) Plan offered benefits and had terms and conditions much like those of the Valero Excess Thrift Plan. The UDS plan has been frozen to any new participation since March 31, 2002.

# Potential Payments Upon Termination or Change of Control

## CHANGE OF CONTROL SEVERANCE AGREEMENTS

Our named executive officers have change of control severance agreements with Valero. The agreements seek to assure the continued availability of the executives in the event of a change of control of Valero. When a change of control occurs, the agreements become operative for a fixed three-year period. The agreements provide that the executive's terms of employment will not be changed materially during the three years following a change of control. Each agreement subjects the executive to certain obligations of confidentiality, both during the term and after termination, for information relating to Valero that the individual acquired during his or her employment. The footnotes to the tables that accompany these disclosures further describe the terms and conditions of the agreements.

When determining the amounts and benefits payable under the agreements, the Human Resources and Compensation Committee and Valero sought to secure compensation that is competitive in our market to recruit and retain executive talent. Consideration was given to the principal economic terms found in change of control severance agreements of other publicly traded companies.

## POLICY FEATURES

Our Board has adopted a policy regarding the vesting of performance shares in a change-of-control context. The policy provides that performance shares will not vest automatically upon the date of a change of control of Valero. Instead, as contemplated by the policy, the performance share agreements approved by the Human Resources and Compensation Committee for outstanding performance shares contain a double trigger feature, so that accelerated vesting of performance shares will not occur until the executive's employment is terminated for certain specified reasons following a change of control. At that time, any unvested performance shares held by the executive will vest on a partial, pro rata basis, commensurate with the executive's months of service during the applicable performance period.

Our change of control severance agreements do not contain tax gross-up benefits. In 2013, all agreements in effect at that time were amended to eliminate the gross-up benefit that formerly entitled the officers to receive a payment to make them whole for any excise tax on excess parachute payments imposed under Section 4999 of the Code. Valero has adopted a policy that this benefit may not be included in any future change of control agreements.

## TERMS AND CONDITIONS

For purposes of the agreements, "change of control" means any of the following (subject to additional particulars as stated in the agreements):

- acquisition by an individual, entity, or group of beneficial ownership of 20 percent or more of our outstanding Common Stock;
- ouster from the Board of a majority of the incumbent directors;
- consummation of certain business combinations or transactions (e.g., merger, share exchange) involving a sale or other disposition of all or substantially all of the assets of Valero.

In the agreements, "cause" is defined to mean, generally, the willful and continued failure of the executive to perform substantially the executive's duties or illegal or gross misconduct by the executive that is materially and demonstrably injurious to Valero. "Good reason" is defined to mean, generally:

- a diminution in the executive's position, authority, duties, or responsibilities;
- relocation of the executive (or increased travel requirements); or
- failure of Valero's successor to assume and perform under the agreement.

The following tables disclose potential payments (calculated per SEC regulations) to our named executive officers in connection with a change of control of Valero. If an NEO's employment is terminated for "cause," the NEO will not receive any benefits or compensation other than accrued salary or vacation pay that was unpaid as of the date of termination; therefore, there is no presentation of termination for "cause" in the following tables. Values in the tables assume that a change of control occurred on December 31, 2023, and that the NEO's employment was terminated on that date.

**Mr. Gorder has a grandfathered form of agreement that was entered into in 2007.** The form of agreement for Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Ms. Thomas (entered into in 2016 and thereafter) represents the current form of agreement approved by our Human Resources and Compensation Committee. The current form of agreement requires termination of employment following a change of control (double trigger), for accelerated vesting of stock options and restricted stock, so long as the termination is (i) other than for "cause," in the case of involuntary termination, or (ii) for "good reason," in the case of voluntary termination (the grandfathered agreement for Mr. Gorder permits accelerated vesting of stock options and restricted stock upon occurrence of the change of control). All forms of agreement for our NEOs require a double trigger for the acceleration of performance shares. Other differences in benefits payable under the grandfathered agreement and our current form of agreement are described in the footnotes to the following tables.

## Potential Payments Under Change of Control Severance Agreements

### A. Termination of Employment (i) by Valero other than for "Cause", or (ii) by the Executive for "Good Reason" (1) ($)

| Component of Payment | Riggs | Gorder | Fraser | Simmons | Walsh | Thomas |
|---|---|---|---|---|---|---|
| Salary (2) | 2,850,000 | 5,400,000 | 1,850,000 | 1,800,000 | 1,350,000 | 1,450,000 |
| Bonus (2) | 4,560,000 | 17,280,000 | 1,850,000 | 1,800,000 | 1,147,500 | 1,232,500 |
| Pension, Excess Pension, and SERP | — | 5,711,428 | — | — | — | — |
| Contributions under Defined Contribution Plans | — | 302,400 | — | — | — | — |
| Health & Welfare Benefits (3) | 64,246 | 443,850 | 60,910 | 64,056 | 64,246 | 52,094 |
| Outplacement Services | 25,000 | 25,000 | 25,000 | 25,000 | 25,000 | 25,000 |
| Accelerated Vesting of Restricted Stock (4) | 4,773,730 | 9,402,120 | 3,007,160 | 2,160,340 | 1,216,930 | 1,364,090 |
| Accelerated Vesting of Performance Shares (5) | 2,069,860 | 3,861,260 | 1,270,880 | 912,340 | 521,040 | 574,080 |

**B. Continued Employment Following Change of Control (6) ($)**

| Component of Payment | Riggs | Gorder | Fraser | Simmons | Walsh | Thomas |
|---|---|---|---|---|---|---|
| Salary, Bonus, Pension, Excess Pension, SERP, Contributions under Defined Contribution Plans, Health & Welfare Benefits | (6) | (6) | (6) | (6) | (6) | (6) |
| Accelerated Vesting of Restricted Stock (4) | — | 9,402,120 | — | — | — | — |

Footnotes for Potential Payments Under Change of Control Severance Agreements Tables:

(1) If the executive's employment is terminated by the company other than for "cause," or if the executive terminates his or her employment for "good reason," the executive is generally entitled to receive the following:

    (a) a lump sum cash payment equal to the sum of:

        (i) accrued and unpaid compensation through the date of termination, including a pro rata annual bonus (for this table, we assumed that the executive's bonus for the year of termination was paid at year-end);

        (ii) two times (three times for Mr. Gorder due to his grandfathered form of agreement that was entered into in 2007) the sum of (A) the executive's annual base salary plus (B) the executive's eligible bonus amount;

        (iii) for Mr. Gorder, the actuarial present value of the pension benefits (qualified and nonqualified) he would have received for an additional three years of service due to his grandfathered form of agreement that was entered into in 2007 (Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Ms. Thomas do not participate in this element of compensation); and

        (iv) for Mr. Gorder, the equivalent of three years of employer contributions under Valero's tax-qualified and supplemental defined contribution plans due to his grandfathered form of agreement that was entered into in 2007 (Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Ms. Thomas do not participate in this element of compensation);

    (b) continued health and welfare benefits for two years (three years for Mr. Gorder due to his grandfathered form of agreement that was entered into in 2007); and

    (c) up to $25,000 of outplacement services.

If employment is terminated by reason of death or disability, the executive's estate will be entitled to receive a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement. In the case of disability, the executive would be entitled to disability and related benefits at least as favorable as those provided by Valero under its programs during the 120 days prior to the executive's termination of employment.

If the executive voluntarily terminates employment other than for "good reason," he or she will be entitled to a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement.

See also "Long-Term Incentive Awards," "Post-Employment Benefits" and "Accounting and Tax Treatment" under "Compensation Discussion and Analysis," and "Post-Employment Compensation," "Nonqualified Deferred Compensation," and "Outstanding Equity Awards at December 31, 2023."

(2) We assumed each executive's compensation at the time of the triggering event to be as stated below. The listed salary is equal to 12 times the NEO's highest monthly base salary paid in the 12 months preceding the triggering event (i.e., the highest annualized salary during 2023). The listed bonus amount for Mr. Gorder represents the highest bonus earned by him in any of fiscal years 2023, 2022, or 2021 (the three years prior to the assumed change of control triggering event). The listed bonus amounts for Mr. Riggs, Mr. Fraser, Mr. Simmons, Mr. Walsh, and Ms. Thomas represent the target bonus percentage in effect prior to the assumed change of control triggering event, multiplied by the base salary shown in the table below.

| Name | Salary | Bonus |
|---|---|---|
| R. Lane Riggs | 1,425,000 | 2,280,000 |
| Joseph W. Gorder | 1,800,000 | 5,760,000 |
| Jason W. Fraser | 925,000 | 925,000 |
| Gary K. Simmons | 900,000 | 900,000 |
| Richard J. Walsh | 675,000 | 573,750 |
| Cheryl L. Thomas | 725,000 | 616,250 |

(3) The executive is entitled to health and welfare benefits for two years (three years for Mr. Gorder) following the date of termination.

(4) For Mr. Gorder, upon a change of control of Valero, the vesting periods on outstanding stock options and shares of restricted stock are automatically accelerated to the date of the change of control. For Mr. Fraser, Mr. Riggs, Mr. Simmons, Mr. Walsh, and Ms. Thomas, the vesting periods on outstanding stock options and shares of restricted stock are accelerated following a change of control only upon the executive's termination of employment (double trigger) so long as the termination is (i) other than for "cause," in the case of involuntary termination, or (ii) for "good reason," in the case of voluntary termination.

There are no values presented in the foregoing tables for accelerated vesting of stock options because our NEOs did not hold any stock options as of December 31, 2023. For shares of restricted stock, the amounts stated in the table represent the product of (a) the number of shares for which vesting is accelerated, and (b) $130.00 (the closing price of our Common Stock on the NYSE on December 29, 2023, which was the last NYSE trading day in 2023).

(5) Outstanding performance shares do not vest automatically upon a change of control of Valero. Instead, accelerated vesting of performance shares occurs when the executive's employment with Valero is terminated for certain specified reasons following a change of control (double trigger). In that event, the unvested performance shares held by the executive will vest on a partial, pro rata basis (depending on length of service during the performance period) on the date of the executive's termination of employment. The amounts disclosed in the table assume that a change of control occurred December 31, 2023.

For outstanding performance shares awarded, the amount included in the table represents, where applicable, a pro rata payout of common shares based upon the executive's months of service during any shortened performance period ending December 31, 2023 (pro rata shares times $130.00, the closing price of our Common Stock on the NYSE on December 29, 2023, which was the last NYSE trading day in 2023), assuming a payout at 100%.

(6) The agreements provide for a three-year term of employment following a change of control, and generally provide that the executive will continue to enjoy compensation and benefits per the terms in effect prior to the change of control. In addition, for Mr. Gorder, all outstanding stock options and shares of restricted stock will vest on the date of the change of control (see footnote (4) above).

Our *Executive Compensation Clawback Policy*, as described in "Compensation-Related Policies" under "Compensation Discussion and Analysis" could also impact the payments described above.

# DIRECTOR COMPENSATION

This table summarizes compensation earned by our directors in 2023.

| | Fees Earned or Paid in Cash ($) | Stock Awards ($) (1) | Total ($) |
|---|---|---|---|
| Fred M. Diaz | 130,000 | 200,059 | 330,059 |
| H. Paulett Eberhart | 155,000 | 200,059 | 355,059 |
| Marie A. Ffolkes | 130,000 | 200,059 | 330,059 |
| Joseph W. Gorder (2) | — | — | — |
| Kimberly S. Greene | 155,000 | 200,059 | 355,059 |
| Deborah P. Majoras | 155,000 | 200,059 | 355,059 |
| Eric D. Mullins | 130,000 | 200,059 | 330,059 |
| Donald L. Nickles | 130,000 | 200,059 | 330,059 |
| Philip J. Pfeiffer (retired at the 2023 annual meeting) | 65,000 | — | 65,000 |
| Robert A. Profusek | 165,000 | 200,059 | 365,059 |
| R. Lane Riggs (2) | — | — | — |
| Randall J. Weisenburger | 155,000 | 200,059 | 355,059 |
| Rayford Wilkins, Jr. | 155,000 | 200,059 | 355,059 |

Footnotes to Director Compensation Table:

(1) The amounts shown represent the grant date fair value of stock unit awards granted in 2023, calculated in compliance with FASB ASC Topic 718. In 2023, each non-employee director who was re-elected at our annual meeting of stockholders held on May 9, 2023, received an equity grant in the form of 2,041 stock units (described below) valued at $200,000 calculated pursuant to FASB ASC Topic 718 (with the number of units rounded up to avoid fractional units), and each such director elected the one-year holding period option with respect to such units (described below). Additional information about the components of our stock-based compensation programs is set forth in Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023. See also our 2020 OSIP. Valero did not grant stock options to any director in 2023.

The following table presents for each non-employee director the number of outstanding stock units as of December 31, 2023. There are no outstanding stock options (vested or unvested) held by any of our non-employee directors.

| Name | Outstanding Stock Units* |
|---|---|
| Fred M. Diaz | 3,985 |
| H. Paulett Eberhart | 3,985 |
| Marie A. Ffolkes | 2,041 |
| Kimberly S. Greene | 3,985 |
| Deborah P. Majoras | 3,985 |
| Eric D. Mullins | 3,985 |
| Donald L. Nickles | 3,985 |
| Philip J. Pfeiffer | 1,944 |
| Robert A. Profusek | 3,985 |
| Randall J. Weisenburger | 3,985 |
| Rayford Wilkins, Jr. | 3,985 |

\* For all directors listed in the table above (other than Ms. Ffolkes), this amount includes 1,944 stock units that vested at the 2023 annual meeting, subject to a one-year holding period.

(2) Mr. Gorder and Mr. Riggs did not receive any compensation as directors of Valero in 2023. Mr. Gorder's 2023 compensation for service as CEO from January through June, and as Executive Chairman from July through December, and Mr. Riggs' 2023 compensation as President and Chief Operating Officer from January through June, and as CEO and President from July through December is presented in this proxy statement in the compensation tables for our named executive officers. Directors who are employees of Valero do not receive compensation for serving as directors.

## DIRECTOR COMPENSATION

Our non-employee directors earn an annual cash retainer of $130,000. Valero pays an annual retainer in lieu of separate meeting fees. In addition to the retainer, in 2023 directors who chaired the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee earned an additional $25,000 cash payment for their service as chair, and Mr. Profusek earned an additional $35,000 cash payment for his service as Lead Director. Non-employee directors are reimbursed for expenses of meeting attendance, if any. No non-employee director received perquisites or personal benefits in 2023 having a total value of $10,000 or more, or received additional or different compensation or benefits other than those described above.

In addition to annual cash payments, in 2023 each non-employee director who was re-elected on the date of our 2023 annual meeting of stockholders received an equity grant in the form of stock units (described below) valued at $200,000 (calculated pursuant to FASB ASC Topic 718). Grants of equity awards supplement the cash compensation paid to our non-employee directors and serve to increase our directors' identification with the interests of our stockholders through ownership of Common Stock. Non-employee directors are expected to hold shares of Common Stock having a value equal to five times the annual cash retainer and have five years from the date of their initial election to the Board to meet that guideline.

Each stock unit represents the right to receive one share of Valero Common Stock, and is scheduled to vest (become nonforfeitable) in full on the date of Valero's next annual meeting of stockholders for the election of directors. Such stock units do not have voting rights and are not transferable. Non-employee directors may elect to defer receipt of the shares of Common Stock for an additional one year following the vesting date of the stock units (a one-year holding period), although we have historically not permitted such election with respect to a grant upon a director's initial election to the Board. In 2023, the impact of the election of a one-year holding period under FASB ASC Topic 718 was determined by our independent actuary and applied to the closing price used in determining the number of stock units subject thereto. The stock unit award includes a dividend equivalent award, representing the right to receive, on the vesting date (or, if applicable, the holding period expiration date) of the stock unit award, a payment in cash in an amount equal to the cumulative amount of dividends paid to holders of Common Stock during the period when the stock unit remained outstanding prior to vesting (or, if applicable, the holding period expiration date), calculated as if each stock unit held by the director was an outstanding share of Common Stock. Effective on the vesting of a non-employee director's stock units (or, if applicable, the holding period expiration date), the director may elect to receive either 22% or 37% of the fair market value of the aggregate number of shares of Common Stock to be delivered on such date in cash, with the remainder paid in shares of Common Stock.

The Board previously approved a limitation on the amount of equity compensation that may be paid to our non-employee directors in any year. As provided in our 2020 OSIP, a non-employee director may not receive in any calendar year awards payable in shares of Common Stock that have a fair market value greater than $500,000 in the aggregate. We selected $500,000 as the amount of the limitation because we believe that it places a meaningful limit on awards to our non-employee directors. While the amount of equity compensation awarded to our non-employee directors in recent years has been considerably lower than this limit, we believe that setting a limitation at this level provides us with a reasonable degree of flexibility to make adjustments that we may in the future deem appropriate or necessary for our director compensation program to remain competitive in the market.

The Human Resources and Compensation Committee reviews our non-employee director compensation program at least annually with assistance and input from the independent compensation consultant. The annual review includes an assessment of the director compensation programs of our peers and of industry trends and developments.

**On September 13, 2023, following the Human Resources and Compensation Committee's review of our non-employee director compensation program and the programs of our peers, the Human Resources and Compensation Committee determined that no changes were warranted at such time, other than an increase in the additional cash payment to our Lead Director from $35,000 to $50,000 beginning in 2024. This was the first time the additional cash payment to our Lead Director has been increased since 2020. The non-employee director annual cash retainer, annual equity grant value, and additional cash payment for committee chairs have each stayed flat since 2020.**

**Non-employee directors are not paid extra for sitting on multiple Valero Board committees.**

# PAY RATIO DISCLOSURE

The median of the annual total compensation of all employees of Valero for 2023, except our CEO, was $233,331, and the annual total compensation of our CEO, Mr. Riggs, for 2023 was $20,140,932 (as disclosed in the Summary Compensation Table). Since Mr. Riggs was elected as CEO and President effective as of the close of business on June 30, 2023, we annualized his 2023 compensation as CEO (assuming he was in such role for the entire year) for purposes of our pay ratio disclosure under Item 402(u) of SEC Regulation S-K, which was $25,115,334, as described in further detail below. As a result, our CEO's 2023 annualized total compensation was approximately 108 times that of the median annual total compensation of all employees of Valero.

To determine the median of the annual total compensation of all employees, we first identified the median employee using the sum of base pay, additional earnings, annual bonus, and the grant date fair value of long-term incentive awards. Once the median employee was identified, we then determined the median employee's annual total compensation as of December 31, 2023 using the Summary Compensation Table methodology set out in Item 402(c)(2)(x) of SEC Regulation S-K. In determining our pay ratio for 2023, we referred to the same employee who was identified as our median employee for 2021. We determined that there have been no changes to our employee population or employee compensation arrangements in 2023 that we believe would significantly impact our pay ratio disclosure and thus require identification of a new median employee.

The pay ratio is based on a December 31, 2021, employee total population (U.S. and non-U.S.) of approximately 9,813 employees. To determine the median employee for purposes of this disclosure, following the *de minimis* exemption under Item 402(u)(4)(ii) of Regulation S-K, we excluded all of our employees in Peru (117 employees) and all of our employees in Mexico (42 employees); the excluded employees represented less than 5% of our total employees. We did not exclude any employees under the data privacy exemption of Item 402(u)(4)(i).

Our pay ratio in any given year can increase or decrease due to a number of variables that make this calculation inherently subject to volatility and limit the ability to draw clear trends therefrom. These variables include, among others, the need to use a different median employee at least once every three years under SEC rules, changes in pension value, which can change significantly from year-to-year due to the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits) and may affect the median employee and the CEO differently depending on plan eligibility and age, and fluctuations in stock price or company performance which have a larger effect on CEO compensation.

| | Median Employee to CEO Pay Ratio | | |
| --- | --- | --- | --- |
| | Median Employee ($) | Summary Compensation Table - CEO ($) | Annualized Compensation - CEO ($) |
| Salary | 150,306 | 1,250,000 | 1,425,000 (1) |
| Stock Awards | — | 8,635,908 | 9,975,000 (2) |
| Non-Equity Incentive Plan Compensation | 17,462 | 3,352,046 | 4,414,536 (3) |
| Change in Pension Value and Non-qualified Deferred Compensation Earnings | 26,697 | 6,723,177 | 9,120,997 (4) |
| All Other Compensation | 38,866 | 179,801 | 179,801 (5) |
| Total Compensation | 233,331 | 20,140,932 | 25,115,334 |
| Median Employee to CEO Pay Ratio | 1:108 | | |

Footnotes:

(1) Represents Mr. Riggs' annualized base salary in 2023 as CEO (assuming he was in such role for the entire year).

(2) Represents the annualized target value of Mr. Riggs' 2023 LTI award based on his 2023 annualized base salary and LTI target percentage as CEO.

(3) Represents the annualized value of Mr. Riggs' 2023 bonus assuming his 2023 bonus target percentage and annualized base salary as CEO, and applying the actual 2023 payout percentage under our annual incentive bonus plan/program.

(4) Represents the sum of the change in pension value and nonqualified deferred compensation earnings, as applicable, for Mr. Riggs in 2023 assuming his 2023 annualized base salary and bonus as CEO noted above.

(5) There were no changes to the amounts included in All Other Compensation for Mr. Riggs based on his annualized compensation in 2023 as CEO.

# SEC PAY VERSUS PERFORMANCE

In accordance with SEC rules, we are providing the following disclosure regarding executive compensation for Valero's principal executive officer ("PEO") and Non-PEO NEOs and company performance for the fiscal years listed below. These SEC rules require the below disclosures and calculations with respect to executive compensation metrics (such as "Compensation Actually Paid") and company performance measures that are separate and different from the disclosures and calculations required by the SEC in other areas of this proxy statement. The Human Resources and Compensation Committee did not consider the pay versus performance disclosure or calculations reflected below in making its compensation decisions for any of the years shown.

| | | | | | | | Value of Initial Fixed $100 Investment Based On: (4) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | Summary Compensation Table Total for Mr. Riggs (1) ($) | Summary Compensation Table Total for Mr. Gorder (1) ($) | Compensation Actually Paid to Mr. Riggs (1)(2)(3) ($) | Compensation Actually Paid to Mr. Gorder (1)(2)(3) ($) | Average Summary Compensation Table Total for Non-PEO NEOs (1) ($) | Average Compensation Actually Paid to Non-PEO NEOs (1)(2)(3) ($) | TSR ($) | Peer Group TSR ($) | Net Income (loss) (5) ($MM) | Adjusted EPS (loss) (5) ($) |
| (a) | (b) | (b) | (c) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| 2023 | 20,140,932 | 30,037,638 | 15,025,453 | 30,266,357 | 9,267,901 | 7,375,773 | 167.46 | 182.93 | 9,149 | 24.90 |
| 2022 | (1) | 20,145,093 | (1) | 35,823,343 | 5,814,701 | 10,262,307 | 158.16 | 168.89 | 11,879 | 29.16 |
| 2021 | (1) | 22,691,886 | (1) | 26,024,576 | 8,393,358 | 7,384,101 | 90.37 | 100.91 | 1,288 | 2.81 |
| 2020 | (1) | 19,930,640 | (1) | 10,111,711 | 6,047,117 | 3,507,113 | 64.40 | 65.76 | (1,107) | (3.12) |

Footnotes to SEC Pay vs. Performance Table:

(1) Two individuals served as PEO during 2023. R. Lane Riggs was elected as our CEO and President effective as of the close of business on June 30, 2023. Joseph W. Gorder served as our Chairman and CEO (i) in 2023 until the close of business on June 30, 2023, the effective date of his retirement as CEO and his election as our Executive Chairman, and (ii) for each of the other years presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

| 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|
| Jason W. Fraser | Jason W. Fraser | Jason W. Fraser | Jason W. Fraser |
| R. Lane Riggs | R. Lane Riggs | R. Lane Riggs | Gary K. Simmons |
| Gary K. Simmons | Gary K. Simmons | Gary K. Simmons | Richard J. Walsh |
| Cheryl L. Thomas | Cheryl L. Thomas | Cheryl L. Thomas | Cheryl L. Thomas |
| Donna M. Titzman | | | |

(2) The amounts shown for Compensation Actually Paid are calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received. These amounts reflect the Summary Compensation Table Total with certain adjustments in accordance with Item 402(v) of Regulation S-K as described in footnote (3) below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for each PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718 and Item 402(v) of Regulation S-K. Amounts in the Exclusion of Stock Awards and the Exclusion of Change in Pension Value columns, respectively, are the totals from the "Stock Awards" and "Change in Pension Value and Non-qualified Deferred Compensation Earnings" columns in the Summary Compensation Table. The amounts in Inclusion of Pension Service Cost and Prior Service Cost are based on the service cost for services rendered during the listed year and prior service cost, calculated as the entire cost of benefits granted (or credit for benefits reduced) in a plan amendment (or initiation) during the listed year that are attributed by the benefit formula to services rendered in periods prior to the amendment.

| Year | Summary Compensation Table Total for Mr. Riggs ($) | Exclusion of Change in Pension Value for Mr. Riggs ($) | Exclusion of Stock Awards for Mr. Riggs ($) | Inclusion of Pension Service Cost and Prior Service Cost for Mr. Riggs ($) | Inclusion of Equity Values for Mr. Riggs ($) | Compensation Actually Paid to Mr. Riggs ($) |
|---|---|---|---|---|---|---|
| 2023 | 20,140,932 | (6,723,177) | (8,635,908) | 509,000 | 9,734,606 | 15,025,453 |

| Year | Summary Compensation Table Total for Mr. Gorder ($) | Exclusion of Change in Pension Value for Mr. Gorder ($) | Exclusion of Stock Awards for Mr. Gorder ($) | Inclusion of Pension Service Cost and Prior Service Cost for Mr. Gorder ($) | Inclusion of Equity Values for Mr. Gorder ($) | Compensation Actually Paid to Mr. Gorder ($) |
|---|---|---|---|---|---|---|
| 2023 | 30,037,638 | (7,333,290) | (16,554,448) | 5,541,000 | 18,575,457 | 30,266,357 |

| Year | Average Summary Compensation Table Total for Non-PEO NEOs ($) | Average Exclusion of Change in Pension Value for Non-PEO NEOs ($) | Average Exclusion of Stock Awards for Non-PEO NEOs ($) | Average Inclusion of Pension Service Cost and Prior Service Cost for Non-PEO NEOs ($) | Average Inclusion of Equity Values for Non-PEO NEOs ($) | Average Compensation Actually Paid to Non-PEO NEOs ($) |
|---|---|---|---|---|---|---|
| 2023 | 9,267,901 | (3,484,402) | (3,442,148) | 973,500 | 4,060,922 | 7,375,773 |

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

| Year | Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Mr. Riggs ($) | Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Mr. Riggs ($) | Vesting-Date Fair Value of Equity Awards Granted and Vested During Year for Mr. Riggs ($) | Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Mr. Riggs ($) | Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Mr. Riggs ($) | Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Mr. Riggs ($) | Total - Inclusion of Equity Values for Mr. Riggs ($) |
|---|---|---|---|---|---|---|---|
| 2023 | 7,143,036 | 56,303 | 1,561,401 | 807,867 | — | 165,999 | 9,734,606 |

| Year | Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Mr. Gorder ($) | Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Mr. Gorder ($) | Vesting-Date Fair Value of Equity Awards Granted and Vested During Year for Mr. Gorder ($) | Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Mr. Gorder ($) | Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Mr. Gorder ($) | Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Mr. Gorder ($) | Total - Inclusion of Equity Values for Mr. Gorder ($) |
|---|---|---|---|---|---|---|---|
| 2023 | 13,873,831 | 137,705 | 2,446,115 | 1,806,178 | — | 311,628 | 18,575,457 |

| Year | Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($) | Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($) | Average Vesting-Date Fair Value of Equity Awards Granted and Vested During Year Non-PEO NEOs ($) | Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($) | Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($) | Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($) | Total - Average Inclusion of Equity Values for Non-PEO NEOs ($) |
|---|---|---|---|---|---|---|---|
| 2023 | 2,860,593 | 26,583 | 526,810 | 579,895 | — | 67,041 | 4,060,922 |

(4) The Peer Group TSR set forth in this table utilizes a custom group of peers, which we also utilize in the stock performance graph required by Item 201(e) of SEC Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in Valero and in the custom group of peer issuers used in our performance graph, respectively. Historical stock performance is not necessarily indicative of future stock performance. Our selected peer group comprises the following eleven members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund (XLE); EOG Resources, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; Phillips 66; and LyondellBassell (the "New Peer Group"). The returns of each component issuer of the group have been weighted according to their stock market capitalization at the beginning of each period. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. For 2023, LyondellBasell was added to the peer group used in the immediately preceding fiscal year because of its similarities to Valero in size, complexity, and exposure to commodity pricing volatility for both its products and feedstocks. LyondellBasell also helps balance the full portfolio of performance peers by helping ensure accountability of TSR performance both within the core downstream segment of the oil and gas industry, and also in adjacent segments that face similar challenges and opportunities. LyondellBasell was not included in the peer group used in the immediately preceding fiscal year, which consists of ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund (XLE); EOG Resources, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; and Phillips 66 (the "Old Peer Group"). We believe that the New Peer Group represents a group of issuers for

making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

(5) Net income reflects net income as reported in Valero's audited financial statements. We determined adjusted EPS to be the most important financial performance measure used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023 (and also in 2022, the first year we were required to disclose such measure). This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years. Adjusted EPS is not defined under U.S. Generally Accepted Accounting Principles ("GAAP") and is considered a non-GAAP financial measure. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" above for adjustments and a description of how 2023 adjusted EPS is calculated from our audited financial statements. For prior years, adjustments from EPS attributable to Valero stockholders – assuming dilution consist of: for 2022, gain on sale of an ethanol plant, gain on early redemption and retirement of debt, adjustment for renewable volume obligations modification, adjustment for an environmental reserve associated with a non-operating site, adjustment for a pension settlement charge, adjustment for foreign withholding tax, and adjustment for asset impairment loss; for 2021, gain on sale of a portion of our interest in the MVP joint venture, impairment charge for cancellation of the Diamond Pipeline extension, loss on early redemption and retirement of debt, adjustment for changes in certain statutory tax rates, and adjustment for change in estimated useful life of two ethanol plants; and 2020, adjustment related to lower cost or market (LCM) inventory valuation, Last in First Out (LIFO) adjustment, and adjustment for change in useful life of an ethanol plant. Amounts for 2022, 2021, and 2020, and a further reconciliation and discussion of how such amounts are calculated from our audited financial statements, can be found in the "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" sections of our proxy statements filed with the SEC on March 22, 2023, March 17, 2022, and March 18, 2021, respectively.

## Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and Valero's cumulative TSR over the four most recently completed fiscal years. See footnote (1) above for more information on our PEO(s) and non-PEO NEOs during these periods.



**PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation TSR (FYE 2019 = $100)**

# Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and our Net Income during the four most recently completed fiscal years. See footnote (1) above for more information on our PEO(s) and non-PEO NEOs during these periods.



**PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation Net Income**

# Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that Valero considers to have been the most important in linking Compensation Actually Paid to our PEO(s) and other NEOs for 2023 to company performance. The measures in this table are not ranked.

| Financial Performance Measures |
|---|
| Adjusted EPS |
| Relative TSR |

# Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Valero Adjusted EPS

The following chart sets forth the relationship between Compensation Actually Paid to our PEO(s), the average of Compensation Actually Paid to our non-PEO NEOs, and our adjusted EPS during the four most recently completed fiscal years. See footnote (1) above for more information on our PEO(s) and non-PEO NEOs during these periods.



**PEO and Average Non-PEO NEO Compensation Actually Paid Versus Valero Energy Corporation Adjusted EPS**

Legend:
- Compensation Actually Paid to Mr. Riggs
- Compensation Actually Paid to Mr. Gorder
- Average non-PEO NEO Compensation Actually Paid
- Valero Energy Corporation Adjusted EPS

## Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the four most recently completed fiscal years to that of an index of peers (that we selected) over the same period (the New Peer Group), and the peer group that we used in the immediately preceding fiscal year (the Old Peer Group). See footnote (4) above for more information on the peer groups.



**Comparison of Cumulative TSR of Valero Energy Corporation and an Index of Peers (FYE 2019 = $100)**

Legend:
- Valero Energy Corporation TSR
- Old Peer Group TSR
- New Peer Group TSR

# PROPOSAL NO. 2—Advisory vote to approve compensation of named executive officers

## (ITEM 2 ON THE PROXY CARD)

 **The Board recommends that the stockholders vote "<u>FOR</u>" this proposal**

Our Board and our stockholders have determined to hold an advisory vote on executive compensation ("say-on-pay"), as required pursuant to Section 14A of the Exchange Act, every year. Accordingly, we are asking stockholders to vote to approve the 2023 compensation of our named executive officers as such compensation is disclosed pursuant to Item 402 of the SEC's Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and other narrative compensation disclosures required by Item 402. This proxy statement contains all of these required disclosures.

We request the stockholders to approve the following resolution:

> **"RESOLVED,** that the compensation paid to Valero's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

*Proxies and Voting Standard.* Proxies will be voted for approval of the proposal unless otherwise specified. Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote. Because the vote on this proposal is advisory, it will not affect compensation already paid or awarded to any named executive officer and will not be binding on Valero, the Board, or the Human Resources and Compensation Committee. The Board and the Human Resources and Compensation Committee, however, will review the voting results and take into account the outcome in determining future annual compensation for the named executive officers.

# PROPOSAL NO. 3—Ratify appointment of KPMG LLP as independent auditor

## (ITEM 3 ON THE PROXY CARD)

 **The Board recommends that the stockholders vote "<u>FOR</u>" this proposal**

The Audit Committee determined on February 22, 2024, to engage KPMG LLP ("KPMG") as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2024. KPMG has served as Valero's independent registered public accounting firm since 2004.

The Audit Committee is directly responsible for the appointment, compensation determination, retention, and oversight of the independent auditor retained to audit Valero's financial statements. The Audit Committee is responsible for the audit fee negotiations and fee approval associated with Valero's retention of the independent auditing firm.

The Audit Committee annually reviews and evaluates the qualifications, performance, and independence of Valero's independent auditing firm, and reviews and evaluates the lead partner of the independent auditor team. In conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee is involved in the selection of the audit firm's new lead engagement partner. To monitor auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditing firm.

The members of the Audit Committee and the Board believe that the continued retention of KPMG to serve as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2024, is in the best interests of Valero and its stockholders. Accordingly, the Board requests stockholder approval of the following resolution:

> "**RESOLVED**, that the appointment of the firm of KPMG LLP as Valero's independent registered public accounting firm for the purpose of conducting an audit of the consolidated financial statements and the effectiveness of internal control over financial reporting of Valero and its subsidiaries for the fiscal year ending December 31, 2024, is hereby approved and ratified."

*KPMG Annual Meeting Attendance.* Representatives of KPMG are expected to be present at the Annual Meeting to respond to appropriate questions raised at the Annual Meeting or make appropriate statements at the Annual Meeting.

*Voting Standard.* The affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote is required for adoption of this proposal. If the appointment is not approved, the adverse vote will be considered as an indication to the Audit Committee that it should select another independent registered public accounting firm for the following year. Because of the difficulty and expense of making any substitution of public accountants so long after the beginning of the current year, it is contemplated that the appointment for 2024 will be permitted to stand unless the Audit Committee finds other good reason for making a change.

# KPMG LLP FEES

The following table presents fees for services provided to us by KPMG for the years shown ($ in millions).

|  | 2023 | 2022 |
|---|---|---|
| Audit Fees (1) | 9.8 | 8.2 |
| Audit-Related Fees (2) | 0.4 | 0.4 |
| Tax Fees (3) | 0.8 | 0.3 |
| All Other Fees (4) | — | — |
| total | 11.0 | 8.9 |

Footnotes:

(1) Represents fees for professional services rendered for the audit of the annual financial statements included in Valero's annual reports on Form 10-K, review of Valero's interim financial statements included in Valero's Form 10-Qs, the audit of the effectiveness of Valero's internal control over financial reporting, and services that are normally provided by the principal auditor (e.g., comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC).

(2) Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of Valero's financial statements and not reported under the caption for Audit Fees. The fees listed above are related primarily to the audit of Valero's benefit plans and other statutory/regulatory audits.

(3) Represents fees for professional services rendered by KPMG for tax compliance and tax consulting services. For 2023 and 2022, the fees relate primarily to property tax consulting and compliance services.

(4) Category represents fees for professional services, if any, other than the services reported under the preceding captions.

## Audit Committee Pre-Approval Policy

The Audit Committee has adopted a pre-approval policy to address the pre-approval of certain services rendered to Valero by its independent auditor. The pre-approval policy requires that the Audit Committee review and pre-approve services performed by the independent auditor either (i) on a case-by-case basis, or (ii) by the adoption of a policy detailing the particular types of services that may be provided without case-by-case consideration. The policy-based pre-approval is available for certain audit, audit-related, tax, and other services. Separate pre-approval is required to authorize the annual financial statement audit and annual audit of Valero's internal control over financial reporting. The Audit Committee has delegated to its chair the authority to grant separate pre-approvals of services and fees in accordance with the pre-approval policy.

All of the services rendered by KPMG to Valero for 2023 were pre-approved specifically by the Audit Committee or pursuant to our pre-approval policy. None of the services provided by KPMG were approved by the Audit Committee under the pre-approval waiver provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

# REPORT OF THE AUDIT COMMITTEE FOR FISCAL YEAR 2023

Management is responsible for Valero's internal control over its financial reporting process. KPMG, Valero's independent registered public accounting firm for the fiscal year ended December 31, 2023, is responsible for performing an independent audit of Valero's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and an audit of the effectiveness of Valero's internal control over financial reporting in accordance with the standards of the PCAOB, and to issue KPMG's reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee approves the selection and appointment of Valero's independent registered public accounting firm and recommends the ratification of its selection and appointment to our Board.

The Audit Committee has reviewed and discussed Valero's audited financial statements with management and KPMG. The committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee has received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG that firm's independence.

Based on the foregoing review, discussions, and other matters the Audit Committee determined to be relevant and appropriate, the Audit Committee recommended to the Board that the audited financial statements of Valero be included in its Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

*Audit Committee:*

H. Paulett Eberhart, Chair
Fred M. Diaz
Eric D. Mullins

*The material in this Report of the Audit Committee is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any of Valero's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, respectively, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.*

# ADDITIONAL INFORMATION—BOARD INDEPENDENCE, RELATED PARTY MATTERS, AND BENEFICIAL OWNERSHIP

## Independence of Our Directors

***Independent Directors.*** Our *Corporate Governance Guidelines* require a majority of the Board to be independent. The Board presently has 10 non-management directors who are independent and two members who are not independent. R. Lane Riggs (our CEO and President) and Joseph W. Gorder (our Executive Chairman) are Valero employees and are not independent directors under NYSE listing standards and Valero's *Corporate Governance Guidelines*.

The Board determined that all of our non-management directors who served on the Board at any time in 2023, and all who currently serve on the Board, satisfy the Board's independence requirements. Those independent directors are/were:

| | | |
|---|---|---|
| Fred M. Diaz | Deborah P. Majoras | Robert A. Profusek |
| H. Paulett Eberhart | Eric D. Mullins | Randall J. Weisenburger |
| Marie A. Ffolkes | Donald L. Nickles* | Rayford Wilkins, Jr. |
| Kimberly S. Greene | Philip J. Pfeiffer** | |

\*    Mr. Nickles will retire from the Board at the Annual Meeting.
\*\*   Mr. Pfeiffer retired from the Board at the 2023 annual meeting.

***Independent Committees.*** **The Board's Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee are each composed entirely of directors who satisfy the applicable independence requirements of the SEC and the NYSE.** Each member of the Audit Committee also meets the additional independence standards for Audit Committee members required by the SEC.

***Independence Standards and Determination.*** The Board determines independence on the basis of the standards specified by the NYSE, the standards listed in our *Corporate Governance Guidelines*, and other facts and circumstances the Board may consider relevant. Under the NYSE's listing standards, a director is not deemed independent unless the Board affirmatively determines that the director has no material relationship with Valero. While the Board considers all relevant facts and circumstances in making its independence determinations with respect to each director, our *Corporate Governance Guidelines* set forth certain categorical standards or guidelines to assist the Board in making such determinations. A director's relationship with Valero falls within the guidelines adopted by the Board if it (as applicable):

- is not a relationship that would preclude a determination of independence under Section 303A.02(b) of the NYSE Listed Company Manual;

- consists of charitable contributions by Valero to an organization in which a director is an executive officer that do not exceed the greater of $1 million or two percent of the organization's gross revenue in any of the last three years;

- consists of charitable contributions to any organization with which a director, or any member of a director's immediate family, is affiliated as an officer, director, or trustee pursuant to a matching gift program of Valero and made on terms applicable to employees and directors generally, or is in amounts that do not exceed $1 million per year; and

- is not a relationship required to be disclosed by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

The Board has reviewed pertinent information concerning the background, employment, and affiliations (including any commercial, banking, consulting, legal, accounting, charitable, related-party transactions, and familial relationships) of our directors, including the matters discussed under "Certain Relationships and Transactions with Related Persons" below, and the fact that some of our directors are directors or otherwise affiliated with other companies or organizations with which we conduct business. **Following review by both the Nominating and Corporate Governance Committee and the full Board, the Board (upon recommendation from the Nominating and Corporate Governance Committee) determined that each of our non-management directors and each member of the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee has no material relationship with Valero, and is therefore independent.**

# Certain Relationships and Transactions with Related Persons

## BOARD AND MANAGEMENT REVIEW

Our Board adopted a *Related Party Transactions Policy* to establish procedures for the notification, review, approval, ratification, and disclosure of related-party transactions. Under the policy, a related-party transaction is a transaction, arrangement, or relationship in which (i) Valero (including any of its subsidiaries) was, is or will be a participant; (ii) the amount involved exceeds $120,000; and (iii) any "related person" had, has or will have a direct or indirect material interest. Under the policy, a related person means, generally, any person who would be deemed to be a "related person" as defined in Item 404 of Regulation S-K. Under the policy, a related-party transaction must be submitted to the Board's Nominating and Corporate Governance Committee for review and approval. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

We also have a *Conflicts of Interest Policy* to address instances in which an employee's or a director's private interests may conflict with the interests of Valero. The policy is published on our intranet website. We have a Conflicts of Interest Committee (composed of Valero employees) to help administer our *Conflicts of Interest Policy* and to determine whether any employee's or director's private interests may interfere with the interests of Valero. Conflicts of interest are also addressed in our *Code of Business Conduct and Ethics.* Any waiver of any provision of this code for executive officers or directors may be made only by the Board.

As noted under "Compensation Discussion and Analysis," for security and efficiency reasons, Mr. Gorder and Mr. Riggs are required to use the corporate aircraft for all business and personal travel whenever it is feasible. In 2023, Mr. Gorder and Mr. Riggs each entered into an Aircraft Time Sharing Agreement pursuant to which Mr. Gorder and Mr. Riggs reimburse us for certain personal travel within amounts permitted under U.S. FAA regulations. A copy of the form of such agreements is also filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023. Since the beginning of Valero's last fiscal year, the amounts involved in transactions under the Aircraft Time Sharing Agreements with each of Mr. Gorder and Mr. Riggs, respectively, have not exceeded $120,000 and have not constituted related-party transactions. Nonetheless, such transactions and relationships are reviewed on an annual basis by the Nominating and Corporate Governance Committee.

## TRANSACTIONS WITH RELATED PERSONS

One of our named executive officers is related to two persons employed by subsidiaries of Valero (such employees are each hereafter referred to as a "Related Person").

Ms. Thomas, our former Senior Vice President and Chief Technology Officer (retired effective January 2, 2024), has a daughter, Heather Sitka, who is employed by a subsidiary of Valero in the human resources department. Ms. Sitka's total compensation for 2023 (consisting of base salary, annual bonus, a restricted stock award, Valero-provided dollars for the purchase of wellness benefits, company match to Thrift Plan account, and other customary benefits and compensation) was approximately $208,918.

Ms. Thomas also has a son, Christopher Thomas, who is employed by a subsidiary of Valero in the wholesale marketing department. Mr. Thomas' total compensation for 2023 (consisting of base salary, annual bonus, Valero-provided dollars for the purchase of wellness benefits, company match to Thrift Plan account, and other customary benefits and compensation) was approximately $129,016.

Ms. Thomas (i) does not share the same household with either Related Person; (ii) did not participate in the hiring of either Related Person; (iii) did not and does not supervise either Related Person; and (iv) has not participated, and is not expected in the future to participate, in performance evaluations or compensation decisions regarding either Related Person. We believe that each Related Person's compensation and benefits are commensurate with that person's qualifications, experience, and responsibilities and are comparable to the compensation and benefits currently paid to other employees in such Related Person's position at Valero with similar qualifications, experience, and responsibilities.

Pursuant to our Related Party Transactions Policy, the Nominating and Corporate Governance Committee has (i) reviewed all material information regarding each Related Person's employment relationship with us; (ii) determined that each such employment relationship is not inconsistent with the best interests of Valero; and (iii) approved and ratified our prior and continued employment of each Related Person.

# Beneficial Ownership of Valero Securities

## SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

This table lists the beneficial ownership of our Common Stock as of March 1, 2024, by all directors and nominees, the named executive officers named in the Summary Compensation Table, and the directors and executive officers of Valero as a group. No executive officer, director, or nominee for director owns any class of equity securities of Valero other than Common Stock. None of the shares listed below are pledged as security. The address for each person is One Valero Way, San Antonio, Texas 78249.

| Name of Beneficial Owner | Shares Held (1) | Shares Under Options (2) | Total Shares | Percent of Class |
|---|---|---|---|---|
| Fred M. Diaz | 1,273 | — | 1,273 | * |
| H. Paulett Eberhart | 12,285 | — | 12,285 | * |
| Marie A. Ffolkes | 659 | — | 659 | * |
| Jason W. Fraser | 128,554 | — | 128,554 | * |
| Joseph W. Gorder | 522,275 | — | 522,275 | * |
| Kimberly S. Greene | 12,090 | — | 12,090 | * |
| Deborah P. Majoras | 26,712 | — | 26,712 | * |
| Eric D. Mullins | 6,305 | — | 6,305 | * |
| Donald L. Nickles | 31,602 | — | 31,602 | * |
| Robert A. Profusek | 43,098 | — | 43,098 | * |
| R. Lane Riggs | 303,420 | — | 303,420 | * |
| Gary K. Simmons | 206,277 | — | 206,277 | * |
| Cheryl L. Thomas (3) | 74,071 | — | 74,071 | * |
| Richard J. Walsh | 99,631 | — | 99,631 | * |
| Randall J. Weisenburger | 107,773 | — | 107,773 | * |
| Rayford Wilkins, Jr. | 38,895 | — | 38,895 | * |
| Directors and current executive officers as a group (15 persons) | 1,540,849 | — | 1,540,849 | * |

\*  Indicates that the percentage of beneficial ownership does not exceed 1% of the class.

Footnotes:

(1)  These amounts reflect the total shares of Common Stock held by our directors and nominees, named executive officers, and directors and executive officers as a group, including shares allocated under Valero's Thrift Plan and shares of restricted stock, and, based on our knowledge and the effect of company policies/practices, sole voting and investment power.

(2)  See "Director Compensation" above for more information on the outstanding stock units held by our directors.

(3)  Ms. Thomas retired effective January 2, 2024, and was not an executive officer as of December 31, 2023.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

This table describes each person or group of affiliated persons known to be a beneficial owner of more than 5% of our Common Stock. The information is based on reports filed by such persons with the SEC.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| **The Vanguard Group**<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 32,092,284 (1) | 9.43% |
| **BlackRock, Inc.**<br>50 Hudson Yards<br>New York, NY 10001 | 28,577,183 (2) | 8.4% |
| **State Street Corporation**<br>State Street Financial Center<br>One Congress Street, Suite 1<br>Boston, MA 02114-2016 | 22,758,725 (3) | 6.68% |

Footnotes:

(1) The Vanguard Group filed with the SEC Amendment No. 10 to its Schedule 13G on February 13, 2024, reporting that it or certain of its affiliates beneficially owned in the aggregate 32,092,284 shares as of December 31, 2023, for which it had no sole voting power, shared voting power for 450,506 shares, sole dispositive power for 30,594,191 shares, and shared dispositive power for 1,498,093 shares.

(2) BlackRock, Inc. filed with the SEC Amendment No. 14 to its Schedule 13G on January 25, 2024, reporting that it or certain of its affiliates beneficially owned in the aggregate 28,577,183 shares as of December 31, 2023, for which it had sole voting power for 25,997,959 shares, no shared voting power, sole dispositive power for 28,577,183 shares, and no shared dispositive power.

(3) State Street Corporation filed with the SEC an amended Schedule 13G on January 30, 2024, reporting that it or certain of its affiliates beneficially owned in the aggregate 22,758,725 shares as of December 31, 2023, for which it had no sole voting power, shared voting power for 16,569,879 shares, no sole dispositive power, and shared dispositive power for 22,740,815 shares.

# 2024 ANNUAL MEETING OF STOCKHOLDERS— IMPORTANT VOTING AND MEETING INFORMATION

## General Information

Our Board is soliciting proxies to be voted at our Annual Meeting to be held on May 15, 2024. The accompanying notice describes the time, place, and purpose of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned.

Holders of record of our Common Stock at the close of business on the Record Date (March 18, 2024) are entitled to vote on the matters presented at the Annual Meeting. Our proxy materials are first being sent or made available on or about March 26, 2024, to stockholders entitled to vote at the Annual Meeting.

## Notice of Internet Availability of Proxy Materials

We are furnishing our proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, on March 26, 2024, we began mailing our *Notice of Internet Availability of Proxy Materials* (the "Notice") to many holders of shares of our Common Stock as of the Record Date, rather than a full paper set of our proxy materials. Using the notice-and-access method helps us to expedite stockholder access to our proxy materials, reduces the costs of printing and mailing a full paper set of our proxy materials to all stockholders, and helps contribute to sustainable practices.

The Notice provides instructions on how stockholders can access our proxy materials over the Internet and sets forth instructions on how shares can be voted. As more fully described in the Notice, stockholders may choose to access our proxy materials at www.proxyvote.com or may request a paper set of our proxy materials. In addition, the Notice and the website referenced therein provide information regarding how stockholders may request to receive our proxy materials in paper form by mail or by electronic delivery on an ongoing basis. Your choice for ongoing delivery will remain in effect unless you change it. Stockholders who previously affirmatively requested ongoing electronic delivery will receive instructions via email regarding how to access these materials electronically. Stockholders who previously affirmatively requested ongoing delivery of a paper set of our proxy materials will receive a full paper set by mail. Unless you have affirmatively requested ongoing electronic delivery, you should monitor your mail for delivery of a Notice or full paper set of proxy materials. If you receive a full paper set by mail, these proxy materials also include the proxy card or voting instruction form for the Annual Meeting. You may receive more than one Notice, proxy card, voting instruction form, email with instructions, and/or control number. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" below for more information.

A single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents may be sent to two or more stockholders sharing the same address. See the disclosures under "Miscellaneous—Householding" below for more information.

## Proxies and Proxy Statement

***What is a proxy?*** A proxy is your legal designation of one or more persons to vote the shares you own. The persons you designate are each called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (by voting electronically on the Internet, by telephone, or by signing and returning a proxy card or voting instruction form), you authorize the designated persons to represent you and vote your shares at the Annual Meeting in accordance with your instructions. Such designees may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

***What is a proxy statement?*** A proxy statement is a document that includes, among other disclosures, specified information that SEC rules require us to provide when we ask you to submit a proxy.

## Record Date, Shares Outstanding, and Quorum

Holders of record of shares of our Common Stock at the close of business on the Record Date (March 18, 2024) are entitled to vote on the matters presented at the Annual Meeting. On the Record Date, 329,454,023 shares of Common Stock were issued and outstanding, and entitled to one vote per share. Stockholders representing a majority of voting power, present in person or represented by proxy at the Annual Meeting, and entitled to vote will constitute a quorum.

## Virtual Meeting Format

This year's Annual Meeting will be held exclusively online, with no option to attend in person.

<p align="center">meeting site: <b>www.virtualshareholdermeeting.com/VLO2024</b></p>

If you plan to attend the virtual Annual Meeting, you will need to visit www.virtualshareholdermeeting.com/VLO2024 and use the 16-digit control number provided in the Notice, proxy card, voting instruction form, or email with instructions in order to log into the meeting. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" below for more information.

Your vote is important! We encourage you to log into the website and access the webcast early, beginning approximately 15 minutes before the Annual Meeting's 11:00 a.m. (Central Time) start time. If you experience technical difficulties, you may contact the technical support telephone number posted on the meeting website.

Additional information regarding the rules and procedures for participating in and voting at the virtual Annual Meeting will be provided in the meeting rules of conduct, which stockholders can view during the meeting on the meeting website. At this time, we believe that the virtual meeting format most effectively facilitates stockholder participation, although we will continue to evaluate the most effective format based on changes in facts and circumstances.

## Asking Questions and Participating in the Virtual Meeting

Stockholders who provide a valid 16-digit control number will be able to participate in the virtual Annual Meeting by asking questions and voting their shares as outlined below. We intend to offer the same participation opportunities to stockholders as would be provided at an in-person meeting.

Questions may be submitted during the meeting by logging into the virtual Annual Meeting website using a valid 16-digit control number, and following the instructions on the website.

Only stockholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional discussion topics. If we are unable to respond to a stockholder's properly submitted question, we intend to post the question or its substance and our response on our Investor Relations website. Questions will be addressed in accordance with the meeting's rules of conduct posted on the meeting's website.

## Stockholders of Record vs. Beneficial Owners of Shares Held in Street Name

*Stockholders of Record.* You are the stockholder of record for any shares of Common Stock that you own directly in your name in an account with Valero's stock transfer agent, Computershare Investor Services, LLC ("Computershare"). See the disclosures under the caption "Transfer Agent" below for more information on Computershare.

*Beneficial Owners.* You are a beneficial owner of shares held in "street name" if your shares of Common Stock are held in an account with a broker, bank, or other holder of record as custodian on your behalf. The broker, bank, or other holder of record is considered the stockholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other holder of record how to vote your shares. If your shares of Common Stock are held by a broker, bank, or other holder of record, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the broker, bank, or other holder of record, which is required to vote such shares in accordance with your instructions.

## Common Stock Held by Certain Valero Benefit Plans

*Plan Participants' Voting Rights.* If you are a participant in (i) Valero's Thrift Plan; (ii) the Premcor Retirement Savings Plan (the "Premcor Plan"); or (iii) the Valero U.K. Share Incentive Plan, the Valero Energy Inc. Savings Plan (Canadian Plan - DPSP-RRSP-NREG), the Valero Equity Services Share Incentive Plan, or the Valero Ireland Share Participation Scheme (the "Other Plans" and, collectively with the Thrift Plan and the Premcor Plan, the "Plans" and each individually, a "Plan"), you are the beneficial owner of the shares of Common Stock that are allocated to your account in such Plans, and you have the right to instruct the voting of any such shares as of the Record Date. If you own shares of Valero Common Stock through a Plan, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the applicable trustee or fiduciary for such Plan, which is required to vote your shares of Common Stock in accordance with your instructions.

***Uninstructed Thrift Plan Shares.*** If you do not timely or properly vote the shares of Common Stock allocated to your Thrift Plan account as of the Record Date, the Valero Energy Corporation Benefit Plans Administrative Committee will instruct the trustee of the Thrift Plan with respect to the voting of such uninstructed shares in accordance with its established procedures, unless otherwise required by law.

***Uninstructed Premcor Plan and Other Plan Shares.*** If you do not timely or properly vote the shares of Common Stock allocated to your account in the Premcor Plan or any Other Plan as of the Record Date, those shares may be voted as permitted under the applicable Plan documentation and the laws governing such Plan.

***Voting Deadline and Shares Represented.*** **Shares held through a Plan should be voted by 11:59 p.m. Eastern Time on May 12, 2024, in order to be timely processed and counted.** For participants in a Plan, the proxy card and control number with respect to such shares will represent (in addition to any shares held individually of record by the participant) the shares allocated to the participant's account in any Plan as of the Record Date. For shares held through a Plan, the proxy card or proxy votes submitted by Internet or telephone using the control number with respect to such shares will, if timely submitted, constitute an instruction to the applicable trustee or fiduciary for such Plan on how to vote those shares, and will also vote by proxy any shares of Valero Common Stock registered in your name with Computershare.

## Shares Registered Differently and Held in More Than One Account

If you receive more than one Notice, proxy card, voting instruction form, or email with instructions, that means your shares of Valero Common Stock are likely registered differently, and are held in more than one account. For example, you may own some shares of Valero Common Stock directly in your name in an account with Computershare, as in the case of unvested restricted shares of Valero Common Stock. However, you may also be the beneficial owner of shares of Valero Common Stock held in street name, such as shares held in a brokerage account. Additionally, the shares of Valero Common Stock that you beneficially own may be held in multiple accounts that are in turn held with one, or potentially multiple, brokers, banks, or other holders of record.

Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. To ensure that all of your shares of Common Stock are voted, please vote at least once for each control number you receive. You can vote electronically by visiting www.proxyvote.com and following the instructions on that website, or through the other methods listed below under the caption "Voting By Proxy."

## Difficulty Locating or Obtaining One or More Control Numbers

The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above under the caption "Shares Registered Differently and Held in More Than One Account," you may have more than one control number depending on the number of accounts through which you hold your shares, and how such shares are held.

***Stockholders of Record and Plan Participants.*** Beginning approximately four weeks prior to the Annual Meeting, and through the close of the Annual Meeting, if you need assistance in locating a 16-digit control number for shares for which you are a stockholder of record, or for shares held through a Plan, please call Broadridge Financial Solutions, Inc. at 844-983-0876 (U.S. toll-free) or 303-562-9303 (international toll-free) for assistance.

***Beneficial Owners.*** If you are a beneficial owner of shares held in street name, other than those beneficially owned through a Plan, you will need to contact the stockholder of record (e.g., your broker, bank, or other holder of record) for assistance with your 16-digit control number for any shares you hold in street name.

For more information on stockholders of record vs. beneficial owners, see the disclosures above under the caption "Stockholders of Record vs. Beneficial Owners of Shares Held in Street Name."

## Voting by Proxy

**We encourage you to submit your proxy early by Internet, telephone, or mail prior to the virtual Annual Meeting, even if you plan to attend the virtual Annual Meeting, in order to ensure that all of your shares are properly and timely voted.**

To vote your shares, please follow the instructions in the Notice, proxy card, voting instruction form, or email with instructions. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners).

Stockholders can vote by proxy in three ways:

- **By Internet** – You can vote via the Internet by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by visiting www.proxyvote.com and following the instructions on that website.

- **By Telephone** – You can vote by telephone by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by calling (800) 690-6903 (toll-free) and following the instructions.

- **By Mail** – You can vote by mail by requesting (which includes any previous ongoing election to receive full paper proxy materials) a full set of proxy materials be sent to your home address. Upon receipt of the materials, you may complete the enclosed proxy card or voting instruction form and return it per the instructions on or included with the proxy card or voting instruction form.

If you vote by proxy, your shares will be voted at the Annual Meeting as you direct. If you sign your proxy card but do not specify how you want your shares to be voted for a proposal, they will be voted as the Board recommends for such proposal. See the disclosures in this section under the captions "Common Stock Held by Certain Valero Benefit Plans" and "Broker Non-Votes" for information on how uninstructed beneficially owned shares may be voted.

**If you are a participant in any Plan, your proxy votes must be received by no later than 11:59 p.m. Eastern Time on May 12, 2024, in order to be timely processed and counted with respect to your Plan shares.** If you are a stockholder of record, the control number you receive for your shares of Valero Common Stock held through any Plan will also represent the shares of Valero Common Stock registered in your name with Computershare as of the Record Date. While you may vote such registered shares up until 11:59 p.m. Eastern Time on May 14, 2024, or by attending and voting at the virtual Annual Meeting, any votes received after 11:59 p.m. Eastern Time on May 12, 2024, will not be timely with respect to shares held through any Plan, and may only apply to the shares of Valero Common Stock registered in your name with Computershare.

## Changing and Revoking Proxies

Stockholders of record may change or revoke their proxy at any time before the virtual Annual Meeting by Internet, phone, or mail if received prior to 11:59 p.m. Eastern Time on May 14, 2024, or by attending the virtual Annual Meeting and following the voting instructions provided on the meeting website.

If, however, you are the beneficial owner of shares held in street name, you must follow the instructions provided by or on behalf of your broker, bank, or other holder of record for changing or revoking your proxy. If your shares are held in any Plan, please refer to the voting instructions and relevant details in the materials provided to you by or on behalf of the applicable trustee or fiduciary for such Plan. As discussed further under the caption "Voting by Proxy" above, if you are a stockholder of record, the proxy card and control number you receive for your shares of Common Stock held through any Plan will also represent the shares registered in your name with Computershare. See also "Common Stock Held by Certain Valero Benefit Plans" above for more information on the voting deadline for shares of Valero Common Stock held in a Plan and how uninstructed shares of Valero Common Stock held in a Plan may be voted.

## Voting During the Annual Meeting

You must have the control number associated with each applicable account through which you hold shares of Valero Common Stock in order to vote the shares associated with such account. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" above for more information. **Control numbers change each year and are not reusable from year to year.** The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above, if you are a stockholder of record, the control number you receive for your shares held through any Plan will also represent the shares registered in your name with Computershare.

Stockholders of record and beneficial owners of shares held in street name (other than Plan participants with respect to shares held through any Plan) may vote shares held in a particular account during the virtual Annual Meeting by logging into the meeting website using the 16-digit control number associated with such shares and following the instructions provided on the website. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable

Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners). In order to vote all of your shares, you may need to log into the meeting website multiple times to vote the shares associated with each control number you receive. **Participants in any Plan will not be able to vote the shares of Valero Common Stock held through such Plans at the Annual Meeting. However, stockholders of record will still be able to vote the shares registered in their name with Computershare at the Annual Meeting, even if the deadline for voting shares held through a Plan has passed.** See the disclosures under the caption "Difficulty Locating or Obtaining One or More Control Numbers" above for more information.

## Required Votes

For Proposal No. 1, as required by Valero's bylaws, each director is to be elected by a majority of votes cast with respect to that director's election. Any director nominee who does not receive a majority of the votes cast is required to submit an irrevocable resignation to the Board, and the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board will, within 90 days following certification of the election results, publicly disclose its decision regarding any such resignation and the rationale behind the decision.

Proposals Nos. 2 and 3 require approval by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote.

## Effect of Abstentions

Shares voted to abstain are treated as "present" for purposes of determining a quorum. In the election of directors (Proposal No. 1), pursuant to our bylaws, shares voted to abstain are not deemed "votes cast," and are accordingly disregarded. When approval for a proposal requires (i) the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote (Proposals Nos. 2 and 3), or (ii) the affirmative vote of a majority of the voting power of the issued and outstanding Common Stock, then shares voted to "abstain" have the effect of a negative vote (a vote "against").

## Broker Non-Votes

Brokers holding shares must vote according to the specific instructions they receive from the beneficial owners of the stock. If your broker does not receive specific voting instructions from you, in certain cases the broker may vote the shares in the broker's discretion.

The NYSE does not allow brokers to vote on certain proposals without specific instructions from the beneficial owner. This results in a "broker non-vote" on the proposal. A broker non-vote (i) is treated as "present" for purposes of determining a quorum; (ii) has the effect of a negative vote when a majority of the voting power of the issued and outstanding shares is required for approval of a particular proposal; and (iii) has no effect when a majority of the voting power of the shares present in person or represented by proxy and entitled to vote or a plurality or majority of the votes cast is required for approval.

Proposal No. 3 is deemed to be a routine matter under NYSE rules. A broker or other nominee generally may vote uninstructed shares on routine matters, and therefore no broker non-votes are expected to occur for Proposal No. 3. Proposals Nos. 1 and 2 are considered non-routine matters under NYSE rules. Because a broker or other nominee cannot vote without instructions on non-routine matters, we expect a number of broker non-votes to occur on these proposals.

## Solicitation of Proxies

Valero pays the cost for soliciting proxies and conducting the Annual Meeting. In addition to solicitation by mail, proxies may be solicited by personal interview, telephone, email, electronically, and similar means by directors, officers, or employees of Valero, none of whom will be specially compensated for such activities. Valero also intends to request that brokers, banks, other holders of record, nominees, custodians, and fiduciaries, forward our proxy materials to beneficial owners, and will reimburse such brokers, banks, other holders of record, nominees, custodians, and fiduciaries for certain expenses incurred by them for such activities. Valero has also retained Innisfree M&A Incorporated, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $30,000, plus reimbursement of certain out-of-pocket expenses and variable amounts for any additional proxy solicitation services.

# MISCELLANEOUS

## Governance Documents and Codes of Ethics

Our *Code of Ethics for Senior Financial Officers* applies to our principal executive officer, principal financial officer, and controller. The code charges these officers with responsibilities regarding honest and ethical conduct, the preparation and quality of the disclosures in documents and reports we file with the SEC, and compliance with applicable laws, rules, and regulations. We have also adopted a *Code of Business Conduct and Ethics* which applies to all of our employees and directors and covers many topics including, but not limited to, conflicts of interests, competition and fair dealing, discrimination and harassment, payments to government personnel, and confidential ethics helpline reporting. We intend to disclose any future amendment to, or waiver from, either of these Codes by posting such information on our website.

We post the following documents on our website at www.valero.com > Investors > ESG > Governance Documents. A printed copy of these documents is available to any stockholder upon request. Requests for documents must be in writing and directed to Valero's Corporate Secretary at the address indicated below under "Stockholder Communications, Nominations, and Proposals."

- Restated Certificate of Incorporation
- Bylaws
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Corporate Governance Guidelines
- Conduct Guidelines for Business Partners
- Audit Committee Charter
- Human Resources and Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Sustainability and Public Policy Committee Charter
- Related Party Transactions Policy
- Compensation Consultant Disclosure Policy
- Executive Compensation Clawback Policy
- Political Contributions, Lobbying and Trade Associations Policy
- Policy on Vesting of Performance Shares Upon a Change of Control of Valero
- Health, Safety and Environmental Policy Statement
- Human Rights Policy Statement
- Anti-Slavery and Human Trafficking Policy Statement
- Anti-Bribery and Anti-Corruption Policy
- Environmental Justice Policy Statement
- UK Tax Policy
- Stock Ownership and Retention Guidelines for Directors and Officers

## Stockholder Communications, Nominations, and Proposals

Stockholders and other interested parties may communicate with the Board, its non-management directors, or the Lead Director by sending a written communication addressed to "Board of Directors," "Non-Management Directors," or "Lead Director" in care of Valero's Corporate Secretary at the address indicated in the following paragraph with respect to stockholder proposals pursuant to Rule 14a-8 of the Exchange Act. The Corporate Secretary's office will forward to the appropriate directors all correspondence, except for personal grievances, items unrelated to the functions of the Board, business solicitations, advertisements, and materials that are hostile, threatening, or profane.

In order to submit a stockholder proposal for inclusion in our proxy statement for the 2025 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act, our Corporate Secretary must receive your written proposal by November 26, 2024, at our principal executive office at the following address: Corporate Secretary, Valero Energy Corporation, One Valero Way, San Antonio, Texas 78249. The proposal must comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of such stockholder proposals in company-sponsored proxy materials.

To present a stockholder proposal at the 2025 annual meeting of stockholders that is not the subject of a proposal pursuant to Rule 14a-8 of the Exchange Act, or to nominate a person for election to the Board, you must follow the procedures stated in Article I, Section 9 of our bylaws. These procedures include the requirement that your proposal must be delivered to Valero's Corporate Secretary not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day we first publicly announce the date of the 2025 annual meeting of stockholders. In addition, stockholders who intend to solicit proxies in support of director nominees other than Valero's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act by March 17, 2025.

An eligible stockholder, or eligible group of stockholders, that wants to nominate a candidate for election to the Board pursuant to the proxy access provisions of our bylaws must follow the procedures stated in Article I, Section 9A of our bylaws. These procedures include the requirement that your nomination must be delivered to Valero's Corporate Secretary not later than the close of business on the 120th day or earlier than the close of business on the 150th day prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not later than the 120th day prior to such annual meeting or, if later, the 10th day following the day we first publicly announce the date of the 2025 annual meeting of stockholders. Our bylaws are available on our website at www.valero.com > Investors > ESG > Governance Documents. Stockholders are urged to review all applicable rules and consult legal counsel before submitting a nomination or proposal to Valero.

## Other Business

If any matters not referred to in this proxy statement properly come before the Annual Meeting or any adjournments or postponements thereof, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by proxy in accordance with their best judgments. The Board is not currently aware of any other matters that may be presented for action at the Annual Meeting.

## Financial Statements

Financial statements and related information for Valero, including audited financial statements for the fiscal year ended December 31, 2023, are contained in our Annual Report on Form 10-K for such year, which we filed with the SEC. You may review this report on the Internet as indicated in the Notice and through our website (www.valero.com > Investors > Financials > SEC Filings).

## Householding

The SEC's rules allow companies to send a single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents to two or more stockholders sharing the same address, subject to certain conditions. These "householding" rules, which we have adopted, are intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. If your shares are held by an intermediary broker, dealer, or bank in "street name," your consent to householding may be sought, or may already have been sought, by or on behalf of the intermediary. If you prefer to receive your own set of proxy materials now or in future years, you may request a duplicate set by (i) visiting www.proxyvote.com; (ii) calling 800-579-1639; or (iii) emailing sendmaterial@proxyvote.com (if emailing, include your control number), or you may contact your broker, and we will promptly deliver such materials.

If you and another stockholder of record with whom you share an address are receiving multiple copies of our proxy materials, you can request to participate in householding and receive a single copy of our proxy materials in the future by calling Broadridge Financial Solutions, Inc. at 866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Dept., 51 Mercedes Way, Edgewood, NY 11717. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing stockholders to consent to such elimination, or through implied consent if a stockholder does not request continuation of duplicate mailings. Because not all brokers and nominees may offer stockholders the opportunity to request eliminating duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings to your household.

# Transfer Agent

Computershare Investor Services serves as our transfer agent, registrar, and dividend paying agent with respect to our Common Stock. Correspondence relating to any stock accounts, dividends, or transfers of stock certificates should be addressed to:

Computershare Investor Services
Shareholder Communications

*by regular mail:*

     P.O. Box 43078

     Providence, RI, 02940-3078

*by overnight delivery:*

     150 Royall Street

     Suite 101

     Canton, MA, 02021

(888) 470-2938
(312) 360-5261
www.computershare.com

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
## FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2023**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

**Commission file number 001-13175**



# VALERO ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

| **Delaware** | **74-1828067** |
|---|---|
| (State or other jurisdiction of | (I.R.S. Employer |
| incorporation or organization) | Identification No.) |

**One Valero Way**
**San Antonio, Texas 78249**
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(210) 345-2000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.01 per share | VLO | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:** None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐

Smaller reporting company ☐      Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates was approximately $41.4 billion based on the last sales price quoted as of June 30, 2023 on the New York Stock Exchange, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 16, 2024, 332,481,908 shares of the registrant's common stock were outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

We intend to file with the Securities and Exchange Commission a definitive Proxy Statement for our Annual Meeting of Stockholders scheduled for May 15, 2024, at which directors will be elected. Portions of the 2024 Proxy Statement are incorporated by reference in PART III of this Form 10-K and are deemed to be a part of this report.

# CONTENTS

|  |  | **PAGE** |
|---|---|---|
| **PART I** | | 1 |
| Items 1. and 2. | Business and Properties | 1 |
|  | Our Business | 1 |
|  | Our Comprehensive Liquid Fuels Strategy | 1 |
|  | Environmental Management Systems | 5 |
|  | Our Operations | 6 |
|  | Government Regulations | 13 |
|  | Human Capital | 14 |
|  | Properties | 17 |
|  | Available Information | 17 |
| Item 1A. | Risk Factors | 18 |
| Item 1B. | Unresolved Staff Comments | 33 |
| Item 1C. | Cybersecurity | 33 |
| Item 3. | Legal Proceedings | 35 |
| Item 4. | Mine Safety Disclosures | 35 |
|  | Information About Our Executive Officers | 36 |
|  |  |  |
| **PART II** | | 37 |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 37 |
| Item 6. | [Reserved] | 39 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 39 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 65 |
| Item 8. | Financial Statements and Supplementary Data | 67 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 141 |
| Item 9A. | Controls and Procedures | 141 |
| Item 9B. | Other Information | 141 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 141 |
|  |  |  |
| **PART III** | | 142 |
| Item 10. | Directors, Executive Officers and Corporate Governance | 142 |
| Item 11. | Executive Compensation | 142 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 143 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 143 |
| Item 14. | Principal Accountant Fees and Services | 143 |
|  |  |  |
| **PART IV** | | 144 |
| Item 15. | Exhibits and Financial Statement Schedules | 144 |
| Item 16. | Form 10-K Summary | 147 |
|  |  |  |
| Signature | | 148 |

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole. In this Form 10-K, we make certain forward-looking statements, including statements regarding our plans, strategies, objectives, expectations, intentions, and resources under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should read our forward-looking statements together with our disclosures beginning on page 39 of this report under the heading "CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995." Note references in this report to Notes to Consolidated Financial Statements can be found beginning on page 77, under "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

# PART I

## ITEMS 1. and 2. BUSINESS AND PROPERTIES

### OUR BUSINESS

We are a Fortune 500 company based in San Antonio, Texas. Our corporate offices are at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000. We were incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. We changed our name to Valero Energy Corporation in 1997. Our common stock trades on the New York Stock Exchange (NYSE) under the trading symbol "VLO."

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day (BPD). We are a joint venture member in DGD[1], which owns two renewable diesel plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year, and we own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year. We manage our operations through our Refining, Renewable Diesel, and Ethanol segments. See "OUR OPERATIONS" below for additional information about the operations, products, and properties of each of our reportable segments.

### OUR COMPREHENSIVE LIQUID FUELS STRATEGY

*Overview*
We strive to manage our business to responsibly meet the world's growing demand for reliable and affordable energy. We believe that liquid transportation fuels—both petroleum-based and low-carbon—help meet that demand, and we expect that they will continue to be an essential source of transportation fuels well into the future. Our strategic actions have enabled us to be a low-cost, efficient, and reliable supplier of these liquid transportation fuels to much of the world.

---

[1] DGD is a joint venture with Darling Ingredients Inc. (Darling) and we consolidate DGD's financial statements. See Note 12 of Notes to Consolidated Financial Statements regarding our accounting for DGD.

Most of our petroleum refineries operate in locations with current operating cost and/or other advantages, as described below under "OUR OPERATIONS—*Refining*," and we believe our refineries are positioned to meet the strong worldwide demand for petroleum-based products. Through our refining business, we believe that we have developed expertise in liquid fuels manufacturing and a platform for the marketing and distribution of liquid fuels, and we seek to leverage this expertise and platform to expand and optimize our low-carbon fuels businesses. We expect that low-carbon liquid fuels will continue to be a growing part of the energy mix, and we have made multibillion-dollar investments to develop and grow our low-carbon renewable diesel and ethanol businesses, as described below under "OUR OPERATIONS—*Renewable Diesel*," and "—*Ethanol*." These businesses have made us the world's largest producer of low-carbon transportation fuels and have helped governments across the world achieve their greenhouse gas (GHG) emissions reduction targets, and we continue to seek low-carbon fuel opportunities.

*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*
Governments across the world have issued, or are considering issuing, low-carbon fuel regulations, policies, and standards to reduce GHG emissions and increase the percentage of low-carbon fuels in the transportation fuel mix. These regulations, policies, and standards include, but are not limited to, the RFS, LCFS, CFR, and similar programs (collectively, the Renewable and Low-Carbon Fuel Programs). These programs are defined and discussed below under "U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program," "California Low Carbon Fuel Standard (LCFS)," and "Canada Low-Carbon Fuel Programs." While many of these regulations, policies, and standards result in additional costs to our refining business, they have created opportunities for us to develop our low-carbon fuel businesses, and they should continue to help drive the demand for our low-carbon fuels (such as renewable diesel, ethanol, and other low-carbon fuel products). We believe that our ability to supply these low-carbon fuels can play an important role in helping achieve GHG emissions reduction targets in a reliable manner.

The U.S., California, and Canada low-carbon fuel regulations, policies, and standards discussed below currently have the most significant impact on our business. However, other municipal, state, and national governments across the world, including in many of the jurisdictions in which we operate, have issued, or are considering issuing, similar low-carbon fuel regulations, policies, and standards. See "ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks—*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting the demand for and traceability of low-carbon fuels.*" In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for the costs of the blending programs under *"Costs of Renewable and Low-Carbon Fuel Programs,"* Note 20 for disclosure of the costs of the blending programs under "Renewable and Low-Carbon Fuel Programs Price Risk," and Note 17 for disclosure of our blender's tax credits under "*Segment Information.*"

**U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program**
The EPA created the RFS program pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. Under the RFS program, by November 30 of each year, the EPA is required to set annual quotas for the volume of renewable fuels that must be blended into petroleum-based transportation fuels consumed in the U.S. The quotas are set by class of renewable fuel (i.e., biomass-based diesel, cellulosic biofuel, advanced biofuel, and total renewable fuel) and are collectively referred to as the renewable volume obligation (RVO). The RVO must be met by obligated parties, who are the producers and importers of the petroleum-based transportation fuels consumed in the U.S. Obligated parties demonstrate compliance annually by retiring the appropriate number of renewable identification numbers (RINs) associated with each class of renewable fuel to satisfy their RVO. A RIN is effectively a compliance credit that is assigned to each gallon of qualifying renewable fuel produced in, or

imported into, the U.S. RINs are obtained by blending those renewable fuels into petroleum-based transportation fuels, and obligated parties can also achieve compliance by purchasing RINs in the open market.

We are an obligated party under this program and our Refining segment incurs obligations as a result of being a producer and importer of petroleum-based transportation fuels consumed in the U.S., but we also generate RINs under this program as a result of being a producer of qualifying renewable fuels through our Renewable Diesel and Ethanol segments. Therefore, there is a cost to our refining business from this program because in order to comply with our RVO we must either purchase qualifying renewable fuels for blending or purchase RINs in the open market, but we also generate revenue through our Renewable Diesel and Ethanol segments from this program because we produce and sell qualifying renewable fuels.

**California Low Carbon Fuel Standard (LCFS)**
Under California's Global Warming Solutions Act of 2006, the California Air Resources Board (CARB) was required to undertake a statewide effort to reduce GHG emissions. One of the programs designed to help achieve those reductions is the LCFS program. The LCFS program is designed to reduce GHG emissions by decreasing the carbon intensity (CI) of transportation fuels consumed in the state. Under this program, each fuel is assigned a CI value, which is intended to represent the GHG emissions associated with the feedstocks from which the fuel was produced, the fuel production and distribution activities, and the use of the finished fuel. CIs are determined using a CARB-developed life cycle GHG emissions analysis model, and CI pathways are certified by the CARB after low-carbon fuel producers submit operational data to demonstrate the life cycle GHG emissions. The certified CIs for both low-carbon and petroleum-based fuels are compared to a declining annual benchmark. Fuels below the benchmark generate credits, while fuels above the benchmark generate deficits. The lower the fuel's CI score compared to the benchmark, the greater number of credits generated. Each producer or importer of fuel must demonstrate that the overall mix of fuels it supplies for use in California meets the CI benchmarks for each compliance period. A producer or importer with a fuel mix that is above the CI benchmark must purchase LCFS credits sufficient to meet the CI benchmark.

Our Refining segment produces and imports petroleum-based transportation fuels in California and thus must blend low-CI fuels or purchase credits to meet the CI benchmark. However, fuels produced by our Renewable Diesel and Ethanol segments have CI scores that are lower than traditional petroleum-based transportation fuels, and we benefit from the demand from other regulated entities for these low-carbon products. In addition, the demand for some of these low-carbon transportation fuels tends to drive higher values for those fuels compared to petroleum-based transportation fuels due to their lower CI scores. We seek to pursue opportunities to further lower the CI of many of our products, including our low-carbon fuels. See "*Our Low-Carbon Projects*" below.

**Canada Low-Carbon Fuel Programs**
In July 2022, Canada's federal environmental agency issued the Clean Fuel Regulations (CFR) program to require primary suppliers of gasoline or diesel that is produced in or imported into Canada to reduce the CI of those products. Annual CI reduction requirements prescribed by the CFR program can be satisfied by using compliance credits that a primary supplier creates (through blending low CI fuels) or that are purchased by them. The obligation to achieve prescribed CI reduction requirements began on July 1, 2023. The CFR program is in addition to Canada's provincial programs (such as in Quebec and Ontario), which require the utilization of low-carbon fuels, and is similar to the LCFS program.

As a primary supplier of gasoline and diesel in Canada, our Refining segment is subject to Canada's low-carbon fuel programs described above and thus must blend low-CI fuels or purchase credits to meet the annual CI reduction requirements. As noted above under "California Low Carbon Fuel Standard (LCFS)," fuels produced by our Renewable Diesel and Ethanol segments have lower CI scores than traditional petroleum-based transportation fuels, and we benefit from the increased demand for these low-carbon products as a result of Canada's low-carbon fuel programs.

### U.S. Federal Tax Incentives

The U.S. federal government has enacted tax incentives to encourage the production of low-carbon fuels and/or reduce GHG emissions. Section 6426 of the Internal Revenue Code of 1986, as amended, (the Code) provides a tax credit (generally referred to as the blender's tax credit) to blenders of certain renewable fuels to encourage the production and blending of those fuels with traditional petroleum-based transportation fuels. Only blenders that have produced a mixture and either sold or used the fuel mixture as fuel are eligible for the blender's tax credit. The renewable diesel produced by our Renewable Diesel segment is a liquid fuel derived from biomass that meets the EPA's fuel registration requirements; therefore, renewable diesel that we produce and blend qualifies for this refundable tax credit of one dollar per gallon. The Inflation Reduction Act of 2022 (the IRA) extends Section 6426 through December 31, 2024 and then replaces it with Section 45Z of the Code, which provides a clean fuel production credit for years 2025 through 2027. Tax credits will be able to be claimed under Section 45Z for the production and sale of clean fuels (such as biodiesel, renewable diesel, and alternative fuels, including sustainable aviation fuel (SAF)).[2] In addition, Section 45Q of the Code provides federal income tax credits to certain taxpayers who capture and sequester, store, or use qualified carbon oxides (e.g., carbon dioxide).

We continually evaluate such federal tax incentives, and may strategically pursue certain opportunities to optimize the potential benefits therefrom. For example, as discussed below under "*Our Low-Carbon Projects,*" the carbon capture and sequestration projects under evaluation at certain of our ethanol plants would be expected to increase the value of the ethanol product produced at those plants by helping to decrease its CI score and through the expected generation of Section 45Q tax credits. Our recently announced SAF project is expected to produce low-carbon jet fuel and generate Section 45Z tax credits, which should increase the value of that product.

### *Our Low-Carbon Projects*

As of December 31, 2023, we have invested $5.4 billion[3] in our low-carbon fuels businesses, and we expect additional growth opportunities in this area. We completed the expansion of DGD's first renewable diesel plant in 2021 and, in the fourth quarter of 2022, we completed construction of DGD's second renewable diesel plant. These expansions increased DGD's combined production capacity of renewable diesel to approximately 1.2 billion gallons per year and renewable naphtha to approximately 50 million gallons per year. See "OUR OPERATIONS—*Renewable Diesel*" below for additional information about the expansion of our renewable diesel business.

In January 2023, we announced that DGD approved a large-scale SAF project. The project remains on schedule with completion expected in the first quarter of 2025 for a total cost of $315 million, with half of

---

[2] DGD expects to produce synthetic paraffinic kerosene (SPK), a renewable blending component, using the Hydrotreated Esters and Fatty Acids (HEFA) process. SPK is also commonly referred to as "SAF" or "neat SAF." Current aviation regulations allow SPK to be blended up to 50 percent with conventional jet fuel for use in an aircraft. This blend is commonly referred to as "SAF" or "blended SAF." This document refers to both SPK and blended SAF as SAF.

[3] Our investment in our low-carbon fuels businesses consists of $3.6 billion in capital investments to build our renewable diesel business (including SAF), and $1.8 billion to build our ethanol business. Capital investments in renewable diesel represent 100 percent of the capital investments made by DGD. See also "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIQUIDITY AND CAPITAL RESOURCES—*Our Capital Resources*—Capital Investments," which is incorporated by reference into this item for our definition of capital investments.

the cost attributable to us. Upon completion, the DGD Port Arthur Plant (as defined below under "OUR OPERATIONS—*Renewable Diesel*") will have the optionality to upgrade approximately 50 percent of its current 470 million gallon renewable diesel annual production capacity to SAF. With the completion of this project, DGD is expected to become one of the largest manufacturers of SAF in the world. The production of a lower CI jet fuel should result in the generation of Section 45Z tax credits and a higher value for this product.

We previously announced our participation in a then-proposed large-scale carbon capture and sequestration pipeline system with Navigator Energy Services (Navigator) in the Mid-Continent region of the U.S. that was expected to capture, transport, and store carbon dioxide that results from the ethanol manufacturing process at our eight ethanol plants located in Iowa, Minnesota, Nebraska, and South Dakota. In October 2023, Navigator announced that it decided to cancel this project.

We continue to evaluate investments in economic, low-carbon projects, including carbon capture and sequestration, low-carbon hydrogen, and alcohol-to-jet fuel, that are intended to lower the CI of our products. For example, certain of our ethanol plants are located near geology believed to be suitable for sequestering carbon dioxide, and we are evaluating stand-alone projects to sequester carbon dioxide that results from the ethanol manufacturing process at those plants. We also continue to evaluate various other projects to sequester carbon dioxide.

See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIQUIDITY AND CAPITAL RESOURCES—*Our Capital Resources*—Capital Investments" for further discussion of our capital investments associated with low-carbon projects.

## ENVIRONMENTAL MANAGEMENT SYSTEMS

We have well-developed management structures that are central to our decision making and risk management, including three programs that support our environmental management as follows:

- Our Commitment to Excellence Management System (CTEMS) is a proprietary systematic approach to planning, executing, checking, and acting to improve everyday work activities at many of our refineries and plants. CTEMS has nine major elements: leadership accountability, protecting people and the environment, people and skills development, operations reliability and mechanical integrity, technical excellence and knowledge management, change management, business competitiveness, external stakeholder relationships, and assurance and review. Risks related to regulatory issues and physical threats to our refineries and plants are among those assessed as we implement CTEMS.

- Environmental Excellence and Risk Assessment (EERA) elevates the environmental audit and compliance functions to an environmental excellence vision. Its main goal is to assess the design and effectiveness of environmental performance regarding specific excellence objectives, and to facilitate continuous improvement across our operations. EERA defines more than 100 expectations and involves a proprietary five-step process using due diligence on data and field assessments reviewed by a combination of external and internal subject matter experts.

- Our Fuels Management System (FMS) provides operational safeguards, software, training, and protocols for uniformity across our refineries and plants to reinforce our compliance with applicable fuels regulations. Built on the success of FMS, our Low Carbon Assurance Program

(LCAP) was implemented to further delineate and strengthen our internal processes to assure compliance with applicable low-carbon fuels regulations, policies, and standards. LCAP defines key regulatory requirements, management expectations, and internal regulatory assurances relating to transportation fuels regulated by low-carbon fuels regulations, policies, and standards.

**OUR OPERATIONS**

Our operations are managed through the following reportable segments:

- our *Refining* segment, which includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support those operations;

- our *Renewable Diesel* segment, which includes the operations of DGD and the associated activities to market renewable diesel and renewable naphtha; and

- our *Ethanol* segment, which includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products.

Financial information about these segments is presented in Note 17 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

See "ITEM 1A. RISK FACTORS—Risks Related to Our Business, Industry, and Operations—*Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the price of feedstocks and the market price at which we can sell our products*,"—"*We are subject to risks arising from industry and market developments that could decrease the demand for our products*,"—"*We are subject to risks arising from the potential disruption of our ability to obtain feedstocks*,"—"*Our investments in joint ventures and other entities decrease our ability to manage risk*," and —"Legal, Government, and Regulatory Risks—*We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting the demand for and traceability of low-carbon fuels*," which are incorporated by reference into this item.

**Refineries**

*Overview*

Our 15 petroleum refineries are located in the U.S., Canada, and the U.K., and they have a combined feedstock throughput capacity of approximately 3.2 million BPD. The following table presents the locations of these refineries and their feedstock throughput capacities as of December 31, 2023.

| Refinery | Location | Throughput Capacity (a) (BPD) |
|---|---|---|
| U.S.: | | |
| Benicia | California | 170,000 |
| Wilmington | California | 135,000 |
| Meraux | Louisiana | 135,000 |
| St. Charles | Louisiana | 340,000 |
| Ardmore | Oklahoma | 90,000 |
| Memphis | Tennessee | 195,000 |
| Corpus Christi (b) | Texas | 370,000 |
| Houston | Texas | 255,000 |
| McKee | Texas | 200,000 |
| Port Arthur | Texas | 410,000 |
| Texas City | Texas | 260,000 |
| Three Rivers | Texas | 100,000 |
| Canada: | | |
| Quebec City | Quebec | 235,000 |
| U.K.: | | |
| Pembroke | Wales | 270,000 |
| Total | | 3,165,000 |

(a) Throughput capacity represents estimated capacity for processing crude oil, intermediates, and other feedstocks. Total estimated crude oil capacity is approximately 2.6 million BPD.

(b) Represents the combined capacities of two refineries – the Corpus Christi East and Corpus Christi West Refineries.

- *California*
  - *Benicia Refinery*. Our Benicia Refinery is located northeast of San Francisco on the Carquinez Straits of San Francisco Bay. It processes sour crude oils into California Reformulated Gasoline Blendstock for Oxygenate Blending (CARBOB) and Conventional Blendstock for Oxygenate Blending (CBOB) gasolines, CARB diesel, diesel, jet fuel, and asphalt. Gasoline production is primarily CARBOB, which meets CARB specifications when blended with ethanol. The refinery receives feedstocks via a marine dock and pipelines and distributes most of its products via pipeline and truck.

  - *Wilmington Refinery*. Our Wilmington Refinery is located near Los Angeles. It processes a blend of heavy and high-sulfur crude oils and produces CARBOB and CBOB gasolines, CARB diesel, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipelines connected to marine terminals and docks and distributes its products via pipeline to various terminals.

- *Louisiana*
  - *Meraux Refinery*. Our Meraux Refinery is located approximately 15 miles southeast of New Orleans on the Mississippi River. It processes sour and sweet crude oils and produces gasoline, diesel, jet fuel, and high-sulfur fuel oil. The refinery receives feedstocks at its dock and has access to the Louisiana Offshore Oil Port and distributes its products via its dock and the Colonial Pipeline. The refinery is located about 40 miles from our St. Charles Refinery, allowing for integration of feedstocks and refined petroleum product blending.

  - *St. Charles Refinery*. Our St. Charles Refinery is located approximately 25 miles west of New Orleans on the Mississippi River. It processes sour crude oils and other feedstocks and produces gasoline and diesel. The refinery receives feedstocks via its docks and has access to the Louisiana Offshore Oil Port and distributes its products via its docks and our Parkway Pipeline and the Bengal Pipeline, both of which access the Plantation Pipeline and Colonial Pipeline.

- *Oklahoma*
  - *Ardmore Refinery*. Our Ardmore Refinery is located approximately 100 miles south of Oklahoma City. It processes primarily sweet crude oils and produces gasoline and diesel. The refinery receives feedstocks via pipelines and distributes its products via rail, truck, and the Magellan Pipeline system.

- *Tennessee*
  - *Memphis Refinery*. Our Memphis Refinery is located on the Mississippi River. It processes primarily sweet crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via the Diamond Pipeline, the Dakota Access Pipeline, and barge and distributes its products via truck, barge, and the Shorthorn Pipeline.

- *Texas*
  - *Corpus Christi East and West Refineries*. Our Corpus Christi East and West Refineries are located on the Corpus Christi Ship Channel. The East Refinery processes sour crude oil and the West Refinery processes sweet crude oil, sour crude oil, and residual fuel oil, and both refineries produce gasoline, aromatics, jet fuel, diesel, and asphalt. The refineries receive feedstocks via docks on the Corpus Christi Ship Channel and pipelines. The refineries' physical locations allow for the transfer of various feedstocks and blending components between them. The refineries distribute their products via truck, ship, barge, and pipeline.

  - *Houston Refinery*. Our Houston Refinery is located on the Houston Ship Channel. It processes sweet crude and intermediate oils and produces gasoline, jet fuel, and diesel. The refinery receives feedstocks via pipeline, ship, and barge and distributes its products via pipeline, including the Colonial Pipeline and Explorer Pipeline.

  - *McKee Refinery*. Our McKee Refinery is located in the Texas Panhandle. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipeline and distributes its products primarily via pipeline and rail.

  - *Port Arthur Refinery*. Our Port Arthur Refinery is located on the Texas Gulf Coast approximately 90 miles east of Houston. It processes heavy sour crude oils and other feedstocks and produces gasoline, diesel, jet fuel, and residual fuel oil. The refinery receives feedstocks via rail, ship, barge, and pipeline and distributes its products via pipeline, including the Colonial Pipeline and

Explorer Pipeline, and via ship and barge. The refinery's new coker was completed in the second quarter of 2023.

- *Texas City Refinery*. Our Texas City Refinery is located southeast of Houston on the Texas City Ship Channel. It processes crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via pipeline and by ship and barge using docks on the Texas City Ship Channel and distributes its products via ship and barge, as well as via pipeline, including the Colonial Pipeline and Explorer Pipeline.

- *Three Rivers Refinery*. Our Three Rivers Refinery is located in South Texas between Corpus Christi and San Antonio. It primarily processes sweet crude oils and produces gasoline, diesel, jet fuel, and aromatics. The refinery receives feedstocks via pipeline and truck and distributes its products primarily via pipeline.

- *Canada*
  - *Quebec Refinery*. Our Quebec Refinery is located in Lévis (near Quebec City). It processes sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives feedstocks via ship at its marine dock on the St. Lawrence River (some of which is sourced from our crude oil terminal in Montreal that receives crude oil from western Canada) and distributes its products via our pipeline to our Montreal East terminal and other terminals and via rail, ship, and truck.

- *U.K.*
  - *Pembroke Refinery*. Our Pembroke Refinery is located in the County of Pembrokeshire in South West Wales. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives its feedstocks via ship and barge through docks on the Milford Haven Waterway and distributes its products via ship, barge, truck, and our Mainline Pipeline.

### Feedstock Supply

Our crude oil and other feedstocks are purchased through a combination of term and spot contracts. Our term supply contracts are at market-related prices and feedstocks are purchased directly or indirectly from various national oil companies as well as international and U.S. oil companies. The contracts generally permit the parties to amend the contracts (or terminate them), effective as of the next scheduled renewal date, by giving the other party proper notice within a prescribed period of time (e.g., 60 days, 6 months) before expiration of the current term. The majority of the crude oil purchased under our term contracts is purchased at the producer's official stated price (i.e., the "market" price established by the seller for all purchasers) and not at a negotiated price specific to us.

**Marketing**

*Overview*

We sell refined petroleum products in both the wholesale rack and bulk markets. These sales include products that are manufactured in our refining operations, as well as products purchased or received on exchange from third parties. Most of our refineries have access to marine facilities, and they interconnect with common-carrier pipeline systems, allowing us to sell products in the U.S., Canada, the U.K., Ireland, Latin America, and other parts of the world.

*Wholesale Rack Sales*

We sell our products on a wholesale basis through an extensive rack marketing network. The principal purchasers of our products from terminal truck racks are wholesalers, distributors, retailers, and truck-delivered end users throughout the U.S., Canada, the U.K., Ireland, and Latin America.

The majority of our rack volume is sold through unbranded channels. The remainder is sold to distributors and dealers that are members of the Valero family of brands that operate branded sites in the U.S., Canada, the U.K., Ireland, and Mexico. These sites are independently owned and are supplied by us under multi-year contracts. Approximately 7,000 outlets carry our brand names. For branded sites, products are sold under the Valero®, Beacon®, Diamond Shamrock®, and Shamrock® brands in the U.S., the Ultramar® brand in Canada, the Valero® and Texaco® brands in the U.K. and Ireland, and the Valero® brand in Mexico.

*Bulk Sales*

We also sell our products through bulk sales channels in the U.S. and international markets. Our bulk sales are made to various petroleum companies, traders, and bulk end users, such as railroads, airlines, and utilities. Our bulk sales are distributed primarily via pipeline, ship, and barge to major tank farms and trading hubs.

**Logistics**

We own logistics assets (crude oil pipelines, product pipelines, terminals, tanks, marine docks, truck rack bays, and other assets) that support our refining operations and export capabilities. Demand for transportation fuels in Latin America is expected to continue to grow. To support our wholesale rack operations in Latin America, we have invested in or grown our access to terminals in Mexico and Peru. Our U.S. Gulf Coast refineries are well positioned to support export growth to Latin America, and all of our refineries with waterborne access are well positioned to support export growth in other countries around the world.

*Renewable Diesel*

### Our Relationship with DGD

DGD is a joint venture that we consolidate. We entered into the DGD joint venture in 2011 and it began operations in 2013. See Note 12 of Notes to Consolidated Financial Statements regarding our accounting for DGD. We operate DGD's renewable diesel plants and perform certain management functions for DGD as an independent contractor under an agreement with DGD.

### Renewable Diesel Plants

DGD owns two renewable diesel plants. The first DGD plant began operations in 2013 and is located next to our St. Charles Refinery (the DGD St. Charles Plant). The second DGD plant commenced operations in the fourth quarter of 2022 and is located next to our Port Arthur Refinery (the DGD Port Arthur Plant, and together with the DGD St. Charles Plant, the DGD Plants). The DGD Plants produce renewable diesel and renewable naphtha. Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with petroleum-based diesel. Renewable naphtha is used to produce renewable gasoline and renewable plastics. These products are produced from waste and renewable feedstocks using a pre-treatment process and an advanced hydroprocessing-isomerization process. The market value of the renewable diesel can vary based on regional policies, feedstock preferences, and CI scores. Waste feedstocks (predominantly animal fats, used cooking oils, and inedible distillers corn oils) are the preferred feedstocks due to their lower CI scores; however, vegetable oils and other renewable feedstocks are also used. While several other companies have made, or have announced interest in making, investments in renewable diesel projects, the DGD Plants are currently two of only a small number of operational facilities that have the capacity to process 100 percent waste and renewable feedstocks, and this feedstock flexibility currently provides a margin advantage.

The DGD Plants receive waste and renewable feedstocks primarily by rail, trucks, ships, and barges owned by third parties. DGD is party to a raw material supply agreement with Darling under which Darling is obligated to offer to DGD a portion of its feedstock requirements at market pricing, but DGD is not obligated to purchase all or any part of its feedstock from Darling. Therefore, DGD pursues the most optimal feedstock supply available.

DGD began an expansion of the DGD St. Charles Plant in 2019 and operations commenced in the fourth quarter of 2021. This expansion increased the DGD St. Charles Plant's renewable diesel production capacity by approximately 410 million gallons per year, which, at that time, brought DGD's renewable diesel production capacity to approximately 700 million gallons per year, and provided DGD with the ability to produce approximately 30 million gallons per year of renewable naphtha.

The DGD Port Arthur Plant, which has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year, commenced operations in the fourth quarter of 2022. DGD's combined renewable diesel and renewable naphtha production capacities increased to approximately 1.2 billion gallons and 50 million gallons, respectively, per year.

### Marketing

DGD sells renewable diesel and renewable naphtha under the Diamond Green Diesel® brand primarily to be blended with petroleum-based diesel and gasoline, respectively, and to end users for use in their operations. DGD distributes its renewable diesel and renewable naphtha via ship and rail domestically and to international markets.

*Ethanol*

**Ethanol Plants**

Our ethanol business began in 2009 with the purchase of our first ethanol plants. We have since grown the business by purchasing additional ethanol plants. Our 12 ethanol plants are located in the Mid-Continent region of the U.S., and they have a combined ethanol production capacity of approximately 1.6 billion gallons per year. Our ethanol plants are dry mill facilities that process corn to produce ethanol and various co-products, including livestock feed (dry distillers grains, or DDGs, and syrup) and inedible distillers corn oils.

The following table presents the locations of our ethanol plants, their annual production capacities for ethanol (in millions of gallons) and DDGs (in tons), and their annual corn processing capacities (in millions of bushels) as of December 31, 2023.

| State | City | Ethanol Production Capacity | DDG Production Capacity | Corn Processing Capacity |
|---|---|---|---|---|
| Indiana | Bluffton | 135 | 355,000 | 47 |
| | Linden | 135 | 355,000 | 47 |
| | Mount Vernon | 100 | 263,000 | 35 |
| Iowa | Albert City | 135 | 355,000 | 47 |
| | Charles City | 140 | 368,000 | 49 |
| | Fort Dodge | 140 | 368,000 | 49 |
| | Hartley | 140 | 368,000 | 49 |
| | Lakota (a) | 110 | 289,000 | 38 |
| Minnesota | Welcome | 140 | 368,000 | 49 |
| Nebraska | Albion | 135 | 355,000 | 47 |
| Ohio | Bloomingburg | 135 | 355,000 | 47 |
| South Dakota | Aurora | 140 | 368,000 | 49 |
| Total | | 1,585 | 4,167,000 | 553 |

_____

(a) This plant was previously configured to produce a higher-grade ethanol product, as opposed to fuel-grade ethanol, and its production capacity was approximately 55 million gallons per year of ethanol. During the third quarter of 2023, the plant resumed production of fuel-grade ethanol.

We source our corn supply from local farmers and commercial elevators. Our plants receive corn primarily via rail and truck.

**Marketing**

We sell our ethanol under term and spot contracts in bulk markets in the U.S. We also export our ethanol into the global markets and have access to logistics assets that are well positioned to support export growth. We distribute our ethanol primarily by rail (using some railcars owned by us), truck, ship, and barge. We sell DDGs primarily to animal feed customers in the U.S., Mexico, and Asia, which are distributed primarily via rail, truck, ship, and barge.

*Seasonality*

Demand for gasoline, diesel, and asphalt is higher during the spring and summer months than during the winter months in most of our markets, primarily due to seasonal increases in highway traffic and construction. The demand for renewable diesel has not significantly fluctuated by season. Ethanol is primarily blended into gasoline, and as a result, ethanol demand typically moves in line with the demand for gasoline.

## GOVERNMENT REGULATIONS

We incorporate by reference into this item the disclosures on government regulations, including environmental regulations, contained in the following sections of this report:

- "—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*";

- "ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks"; and

- "ITEM 3. LEGAL PROCEEDINGS—ENVIRONMENTAL ENFORCEMENT MATTERS."

Our business is heavily regulated, and our costs for compliance with government regulations are significant and can be material, especially costs associated with the Renewable and Low-Carbon Fuel Programs disclosed in Notes 19 and 20 of Notes to Consolidated Financial Statements, which are incorporated by reference into this item. In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for the costs of these programs under *"Costs of Renewable and Low-Carbon Fuel Programs."*

Our capital expenditures attributable to compliance with government regulations, including environmental regulations, did not have a material effect on our total capital expenditures in 2023, and we currently do not expect that compliance with government regulations, including environmental regulations, will have material effects on our total capital expenditures in 2024.

**HUMAN CAPITAL**

We believe that our employees provide a competitive advantage for our success. We seek to foster a strong team culture that supports our employees, and we strive to provide a safe, healthy, and rewarding work environment for our employees with opportunities for professional growth and long-term financial stability.

*Headcount*

On December 31, 2023, we had 9,908 employees. These employees were located in the following countries:

| Country | Number of Employees |
|---|---|
| U.S. | 8,239 |
| Canada | 657 |
| U.K. and Ireland | 843 |
| Mexico and Peru | 169 |
| Total | 9,908 |

Of our total employees as of December 31, 2023, 1,774 were covered by collective bargaining or similar agreements and 9,886 were in permanent full-time positions. See also "ITEM 1A. RISK FACTORS—General Risk Factors—*Our business may be negatively affected by work stoppages, slowdowns, or strikes, as well as by new legislation or an inability to attract and retain sufficient labor, and increased costs related thereto*."

*Company Culture and Human Capital (People) Strategy*

Our company culture and our well-defined expectations of ethics and behavior guide the daily work of our employees and support our efforts to produce exceptional company results. The six values that define our culture are *Safety, Accountability, Teamwork, Do the Right Thing, Caring, and Excellence*.

Our people strategy and programs are designed and implemented in support of our business and strategic objectives. In building and fostering great teams, we are guided by the following:

- We strive to hire and promote top-talent employees with team-oriented work ethics and values;

- Our pay, benefits, and support programs are designed to attract and retain excellent employees and to reward innovation, ingenuity, and excellence;

- We seek to provide a best-in-class work environment built on a foundation of respect, accountability, and trust;

- We promote a culture of learning intended to drive excellence at all levels of the organization and to foster career-long growth and development opportunities for employees; and

- We continually assess employee performance, organizational structures, and succession plans to support operational excellence, efficiency, and effectiveness.

We believe that having employees from different backgrounds with a variety of talents, experience, education, and perspectives helps create diverse, innovative, and engaged teams, which provide strengths and advantages for our success. To this end, we are committed to equal employment opportunity and, as a federal contractor, are committed to engaging in effective outreach and recruitment. Our policy is to ensure equal employment opportunity without illegal discrimination or harassment based on race, color, religion, national origin, age, sex, marital status, physical or mental disability, veteran status, or any other characteristic protected under applicable law. Our outreach and recruiting efforts include analyzing and broadening where we recruit and the business partnerships we foster, and ensuring our recruiting teams are trained on objective hiring, along with the importance of hiring candidates who add to our team culture.

From our intern program to our board of directors (Board), and at all levels in between, we strive to build dynamic and engaged teams. We evaluate the effectiveness of our outreach, recruiting, and retention efforts, in part, by reviewing the demographics of our intern program and of our existing employee population each year, in accordance with our obligations as a federal contractor. Our intern class of 2023 was 39 percent female while 47 percent represented a racial or ethnic minority. Of our total employees as of December 31, 2023, approximately 30 percent of our global professional employees were female, 10 percent of our global hourly employees were female, and 19 percent of total global employees were female. Approximately 38 percent of our U.S. employees represent racial or ethnic minorities. We are also committed to hiring and retaining veterans and reservists of the U.S. Armed Forces, who represented 12 percent of our U.S. employees as of December 31, 2023. Additionally, seven of our 12 current Board members are either female and/or a racial or ethnic minority.

*Safety*

We believe that safety and reliability are extremely important, not only for the protection of our employees and communities, and the cultural values we aspire to as a company, but also for operational success, as a decrease in the number of employee and process safety events should generally reduce unplanned shutdowns and increase the operational reliability of our refineries and plants. This, in turn, should also translate into a safer workplace with fewer environmental incidents and stronger community relations. We strive to improve safety and reliability performance by offering year-round safety training programs for our employees and contractors and by seeking to promote the same expectations and culture of safety. We also seek to enhance our safety performance by conducting safety audits, quality assurance visits, and comprehensive safety and risk assessments at our refineries and plants.

To assess safety performance, we measure our annual total recordable incident rate (TRIR), which includes data with respect to our employees and contractors and is defined as the number of recordable injuries per 200,000 working hours. We also annually measure our Tier 1 Process Safety Event Rate, which is a metric defined by the American Petroleum Institute that identifies process safety events per 200,000 total employee and contractor working hours. We use these measures and believe they are helpful in assessing our safety performance because they evaluate performance relative to the numbers of hours being worked. These metrics are also used by others in our industry, which allows for a more objective comparison of our performance. Our refinery employee and contractor TRIR for 2023 was 0.39 and 0.24, respectively, and our refinery Tier 1 Process Safety Event Rate for 2023 was 0.05.

*Compensation and Benefits*

We believe that it is important to provide our employees with competitive compensation and benefits. The benefits we offer to employees, depending on work location and eligibility status, include, among others, healthcare plans that are generally available to all employees, extended sick leave, new-parent leave, access to financial planning, programs to support dual-working parents at different stages of their careers, caregiver support networks (including an on-site child care center at our headquarters) and support for children and parents with disabilities, a company 401(k) matching program, various company-sponsored pension plans, on-site employee wellness centers (also available to eligible dependents at our headquarters), tuition reimbursement programs, fitness center access or a stipend, and employee recognition programs.

We believe that it is important to reward employee performance and have an annual bonus program that rewards achievements of various operational, financial, and strategic objectives. While such objectives include typical financial performance metrics, we believe performance in areas such as sustainability, human capital management, environmental stewardship (including health, safety, and environment), compliance, corporate citizenship, and community are also important, and our annual bonus program rewards achievements in these areas.

Our compensation programs are designed with consideration of fair treatment and equal pay concepts, and are built upon a foundational philosophy of market-competitive and performance-based pay. Pay equity of our U.S. professional employees is analyzed biennially by an independent consultant retained by us.

*Training and Development*

We offer a comprehensive training and development program for our employees in subjects such as engineering and technical excellence, safety, environmental, maintenance and machinery/equipment repair, ethics, leadership, and employee performance. We also require all employees to complete training on technical matters, such as cybersecurity and information technology security, and various compliance and corporate conduct matters, including business ethics, conflicts of interest, and anti-bribery and anti-corruption, among others. Our employee development initiatives include customized professional and technical curriculums, efforts to engage our leadership in the employee's development process, and providing employee performance discussions. We offer a robust virtual training curriculum, which allows for greater availability and access for employees located across our many facilities and enables timely training.

*Wellness*

We strive to promote the health and well-being of our employees and their families. Our Total Wellness Program serves as the umbrella program for all aspects of employee wellness and the vehicle through which many of the benefits referenced above are provided. Under our Total Wellness Program, employees' emotional, physical, and financial well-being are prioritized through comprehensive resources and subsidized services, including an annual wellness assessment, on-site clinics and fitness centers, an employee assistance program, educational sessions on financial wellness, retirement planning, and a variety of other topics.

Our confidential employee assistance program offers a wide range of support to employees and their families, including counseling services, substance abuse and recovery, stress management, child and elder care support, and self-care programs to address behavioral health challenges. We continually evaluate our benefit offerings to support improved health and wellness outcomes for our people and to help determine the most appropriate allocation of company resources.

## PROPERTIES

Our principal properties are described in "OUR OPERATIONS" above and that information is incorporated by reference into this item. We believe that our properties are generally adequate for our operations and that our refineries and plants are maintained in a good state of repair. As of December 31, 2023, we were the lessee under a number of cancelable and noncancelable leases for certain properties. Our leases are discussed in Note 5 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item. Financial information about our properties is presented in Note 6 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

## AVAILABLE INFORMATION

Our website address is www.valero.com. Information (including any presentation or report) on our website is not part of, and is not incorporated into, this report or any other report or document we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, and other filings and reports, as well as any amendments to those filings and reports, filed with or furnished to the SEC are available on our website (under Investors > Financials > SEC Filings) free of charge, soon after we file or furnish such material. In addition, the SEC maintains a website address (http://www.sec.gov) where you may access these filings and reports.

Additionally, on our website (under Investors > ESG), we post our C*orporate Governance Guidelines* and other governance policies, codes of ethics, and the charters of the committees of our Board. In this same location, we also publish our 2023 ESG Report, which includes our 2023 SASB Report, our report disclosing certain U.S. employment data that corresponds to our 2022 U.S. Equal Employment Opportunity Information (EEO-1) Report (filed in 2023), our 2035 GHG emissions reductions and displacement target and other disclosures, and our TCFD Reports. These documents are available in print to any stockholder that makes a written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000. Our ESG Overview is also available on our website (under Responsibility > ESG: Environmental, Social and Governance) and disclosures concerning our political engagement, climate lobbying, and trade associations are available on our website (under Investors > ESG). These reports and disclosures are not a part of this annual report on Form 10-K, are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

## ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this report. Each of these risks could adversely affect our business, financial condition, results of operations, and/or liquidity, as well as, in certain cases, the value of an investment in our securities. Although the risks are organized by headings and each risk is discussed separately, many are interrelated.

### Risks Related to Our Business, Industry, and Operations

***Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the price of feedstocks and the market price at which we can sell our products.***

Our financial results are affected by the relationship, or margin, between our product prices and the prices for crude oil, corn, and other feedstocks that we purchase, which can vary based on global, regional, and local market conditions, as well as by type and class of product. Historically, product margins have been volatile, and we believe they will continue to be volatile in the future. Our cost to acquire feedstocks and the price at which we can ultimately sell products depend upon several factors beyond our control, including regional and global supplies of and demand for feedstocks (such as crude oil, waste and renewable feedstocks, and corn), liquid transportation fuels (such as gasoline, diesel, renewable diesel, and ethanol), and other products. These in turn depend on, among other things, the availability and quantity of feedstocks and liquid transportation fuels imported into the countries in which we operate, the production levels of suppliers, levels of product inventories, productivity and growth (or the lack thereof) of the U.S. and global economies, the U.S. government's relationships with foreign governments, political affairs, the extent of government regulation, and the events described in many of the other risk factors below. The ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree on and to maintain crude oil price and production controls has also had, and is likely to continue to have, a significant impact on the market prices of crude oil and certain of our products. Additionally, the regulations, policies, and standards discussed under "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*" have had, and are likely to continue to have, a significant impact on the market prices of the feedstocks for, and products produced by, our low-carbon fuels businesses. Any adverse change in these regulations, policies, and standards (including, for example, changes in the price of carbon or other inputs that affect the value of our low-carbon fuels, such as approved fuel pathways, credits, or incentives) could have a material adverse effect on the margins we receive for our low-carbon fuels.

Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on product margins are uncertain. We do not produce crude oil, waste, renewable feedstocks (except inedible distillers corn oils), corn, or other primary feedstocks, and must purchase nearly all of the feedstocks we process. We generally purchase our feedstocks long before we process them and sell the resulting products. Price level changes during the period between purchasing feedstocks and selling the resulting products has had, and could continue to have, a significant effect on our financial results. A decline in market prices for our products and feedstocks has had, and could again have, a negative impact to the carrying value of our inventories. Factors outside of our control, such as economic uncertainty, inflation (and the potential for increased prices to create demand destruction), persistently high interest rates, public health crises (such as the COVID-19 pandemic), and political unrest or hostilities, have affected, and could continue to affect, economic activity and growth levels of the U.S. and other countries. A decrease in the demand for and consumption of our products due to lower economic activity and growth levels has caused, and could again cause, declines in our revenues and margins and could negatively impact our growth prospects and capital allocation decisions.

Additionally, a significant portion of our profitability is derived from the ability to purchase and process crude oil feedstocks that historically have been cheaper than benchmark crude oils. These crude oil feedstock differentials vary significantly depending on many factors, including overall economic conditions and trends and conditions within the markets for crude oil and refined petroleum products. Previous declines in such differentials have had, and any future declines will likely again have, a negative impact on our results of operations.

***We are subject to risks arising from industry and market developments that could decrease the demand for our products.***

A reduction in the demand for our products could result from a transition by consumers to alternative fuel vehicles, such as electric vehicles (EVs) and hybrid vehicles, whether as a result of government mandates or incentives, industry developments, or consumer or investor sentiment towards fossil fuels and GHG emissions. New developments may make alternative fuel vehicles more affordable or desirable, including improvements in battery and storage technology, increases in driving ranges, increased availability of charging stations and other infrastructure, expanded and more reliable supply chains, and improvements in hydrogen fuel cell technology. Any such developments could increase consumer acceptance and result in greater market penetration of alternative fuel vehicles.

There may be new entrants into the low-carbon fuels industry that could meet demand for lower-carbon transportation fuels and modes of transportation in a more efficient or less costly manner than our technologies and products. For example, several other companies have made, or announced interest in making, investments in renewable diesel, SAF, and other low-carbon projects. As these projects develop, we will face increased competition, including for feedstocks and customers, which could reduce our product margins and limit the growth and profitability of our low-carbon fuels businesses. While it is not currently possible to predict the ultimate form, timing, or extent of any such developments, any such event could materially and adversely affect our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from sentiment towards climate change, fossil fuels, GHG emissions, environmental justice, and other environmental, social, and governance (ESG) matters.***

In recent years, a number of advocacy groups, both in the U.S. and internationally, have campaigned for government and private action to promote climate and other ESG-related changes, particularly at public companies, through activities including investment, engagement, and voting practices. These activities have included promoting the divestment of securities of fossil fuel companies, pressuring fossil fuel companies to commit to future output reductions, and pressuring lenders, insurers, and other market participants to limit or curtail activities with fossil fuel companies. As a result, we believe some parties have reduced or ceased lending to, investing in, or insuring fossil fuel companies. If these or similar efforts are continued, our ability to access capital markets, obtain new investment or financing, or to fully insure our operations may be negatively impacted.

These activities have also aimed to increase the attention on and demand for action related to various ESG matters, which has contributed to increasing societal, investor, and legislative focus and pressure on ESG practices and disclosures, including those related to climate change, GHG emissions targets, business resilience under the assumptions of demand-constrained scenarios, net-zero ambitions, GHG reduction plans, actions related to human capital management, political activities, environmental justice, racial equity audits, and governance standards. For example, ESG-focused activism has increased in the fossil fuel industry and has resulted in more frequent attempts to effect business or governance changes through mechanisms such as stockholder proposals, vote-no campaigns, and exempt proxy solicitations. As a result, we have faced, and expect to continue to face, increasing pressure regarding our ESG and climate-related disclosures, including our GHG emissions targets and ambition (including our methodologies and timelines with respect thereto), negative publicity, prescriptive stockholder requests, and demands for ESG-focused engagement. ESG has also become an increasingly politically charged issue, and "anti-ESG" sentiment and increased scrutiny and skepticism of ESG policies and practices have resulted in, and could continue to result in, additional demands and strains on companies.

Responding to such ESG-focused activism has been, and will likely continue to be, costly and time-consuming. Such response efforts have resulted in, and could continue to result in, the implementation of certain practices and disclosures that may present a heightened level of legal and regulatory risk, or that threaten our credibility with other investors and stakeholders. The methodologies and standards for tracking and reporting on ESG matters are relatively new, have not been standardized, and continue to evolve. As a result, our ESG-related metrics, targets, ambitions, and other disclosures, may not necessarily be calculated or presented in the same manner or be comparable to similarly titled measures presented by us in other contexts, or by other companies or third-party estimates or disclosures, and our interpretation of reporting standards may differ from those of others. While we believe that our ESG disclosures and methodologies reflect our business strategy and are reasonable at the time made or used, as our business or applicable methodologies, standards, or regulations develop and evolve, we may revise or cease reporting or using certain disclosures and methodologies if we determine that they are no longer advisable or appropriate, or are otherwise required to do so.

***Our operations depend on the reliable supply of natural gas and electricity, which exposes us to various risks.***

Our operations depend on the reliable supply of natural gas and electricity. We consume significant amounts of natural gas and electricity to operate our refineries and plants, and natural gas and electricity prices have a measurable effect on the total cost of our operations. We also purchase other commodities whose prices may vary depending on the prices of natural gas or electricity. The volatility of prices for both natural gas and electricity represent an ongoing challenge to our operating results. Additionally, the availability and cost of natural gas and electricity have been, and could continue to be, affected by numerous events, such as government regulations, weather (e.g., hurricanes and periods of considerable heat or cold, such as Winter Storm Uri in 2021), logistics interruptions, electric grid outages, cybersecurity incidents, intermittent electricity generation (particularly from wind and solar), hostilities, sanctions, human error, and supply and demand imbalances for natural gas and electricity. For example, the real-time market structure of the primary grid provider in Texas exposes many of our refineries and operations located in Texas to "scarcity pricing" during periods of supply and demand imbalance. As electrification continues to grow, or if there are increased restrictions or costs imposed on the ability of utilities or power suppliers to utilize certain energy sources (such as through restrictions on fossil fuel or nuclear-generated electricity or ESG pressure not to use such sources of electricity generation), there will likely be increased strains on and risks to the integrity, reliability, and resilience of electrical grids, and increased volatility and tightness in natural gas and electricity supplies across the world. These events could negatively affect the cost, reliability, and availability of our natural gas and electricity supplies and may cause sporadic outages disrupting our operations. Growing electrification and rapidly developing and increasing technology use (such as artificial intelligence, computer processing, cryptocurrency mining, and cloud storage, and the data centers and power supplies required to support these activities) will also likely increase the intermittency and decrease the reliability of electricity supplies, particularly for grids highly dependent upon wind and solar power, which would exacerbate the foregoing challenges. Additionally, increased government regulations and public opposition to pipeline construction and electricity generation and transmission projects have resulted in, and could continue to result in, the underinvestment in, or unavailability of, the infrastructure and logistics assets needed to obtain natural gas feedstocks and electricity in a reliable and cost-efficient manner. Although we actively manage these risks through contracting and hedging our exposure to price volatility as appropriate, and by pursuing projects that reduce our reliance on third parties and fortify the resilience of our assets, increases in prices for natural gas and electricity, or disruptions to our supply thereof, have in the past, and could again, materially and adversely affect our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from the potential disruption of our ability to obtain feedstocks.***

We source our petroleum-based and low-carbon fuels feedstocks from suppliers throughout the world. We are, therefore, subject to the political, geographic, and economic risks attendant to doing business with suppliers located in, and supplies originating from, different areas across the world, including global geopolitical and other conflicts and tensions that may impact trade flows and increase transportation costs. If one or more of our supply contracts were terminated, or if political or other events were to disrupt our traditional feedstock supply, we believe that adequate alternative supplies would be available, but it is possible that we would be unable to find adequate or optimal alternative sources of supply. Our refineries and plants without access to waterborne deliveries or offtake must rely on rail, pipeline, or ground transportation and thus may be more susceptible to such risks. If we are unable to obtain adequate or optimal volumes or are able to obtain such volumes only at unfavorable prices, our business, financial condition, results of operations, and liquidity could be materially and adversely affected, including from reduced sales volumes of products or higher operating costs. The U.S. government can also prevent or restrict us from doing business in or with other countries. For example, U.S. sanctions targeting Russia, Iran, and Venezuela limit, but do not necessarily ban, the ability of most U.S. companies to engage in petroleum-related transactions involving these countries. U.S. and other government sanctions and actions by governments and private market participants to refrain from purchasing or transporting crude oil and petroleum-based products from particular countries (such as in response to the Russia-Ukraine conflict) have impacted, and may continue to impact, trade flows, and have limited, and may continue to limit, our access to business opportunities in various countries.

Although Darling, the other joint venture member in DGD, supplies some of DGD's waste feedstock at competitive pricing, DGD must still secure a significant amount of its waste and renewable feedstock requirements from other sources. If Darling's supply is disrupted or if supply from other sources becomes limited or only available on unfavorable terms, DGD could be required to develop alternate sources of supply, and it could be required to increase its utilization of waste and renewable feedstocks that produce lower-margin products. As the volume of renewable diesel and other low-carbon fuels produced continues to increase, the competition for feedstocks will likely increase, and DGD will also likely be required to source a greater amount of its waste and renewable feedstocks from international sources, which would increase its exposure to the political, geographic, regulatory, and economic risks associated with international sourcing of supplies. A disruption to DGD's feedstock supply could adversely impact its and our business, financial condition, results of operations, and liquidity.

Our Ethanol segment relies on corn sourced from local farmers and commercial elevators in the Mid-Continent region of the U.S. The corn supply for our Ethanol segment is acutely exposed to the effects that weather and other environmental events occurring in that region can have on the amount or timing of crop production. Crop production is also affected by government policies (such as farming subsidies) and by market events (such as changes in fertilizer prices and rail disruptions). Reductions or delays in crop production from these or similar events could reduce and disrupt the supply of, or otherwise increase our costs to obtain, corn for our Ethanol segment, and such events have occurred periodically.

***We are subject to risks arising from our operations outside the U.S. and generally to worldwide political and economic developments.***

We operate and sell some of our products outside of the U.S., particularly in Canada, the U.K., Ireland, Mexico, and Peru, and are subject to disruptions in any of these markets, including due to actual or alleged violations of law; expropriation or impoundment of assets; failure of foreign governments and state-owned entities to honor their contracts; property disputes; economic instability; restrictions on the transfer of funds; duties and tariffs; profits, windfall, or other taxes or penalties; transportation delays; import and export controls; labor unrest; security issues involving key personnel; government decisions, orders, mandates, investigations, regulations, and issuances or revocations of permits and authorizations; the effects of military conflicts; and changing regulatory and political environments, including changes to U.S. and international laws and treaties governing foreign trade and related matters. The occurrence of any such event could result in the halting, curtailing, or cessation of operations at impacted facilities; commercial restrictions; delay, denial, or cancellation of projects, permits, and authorizations; and increased costs, fines, penalties, and burdens; any of which could result in a material adverse effect on our business, financial condition, results of operations, and liquidity. Although we actively seek to manage these risks, we have experienced some of these events in the past and could experience additional events in the future.

***We are subject to interruptions and increased costs as a result of logistical disruptions and our reliance on third-party transportation of our feedstocks and products.***

In addition to our own logistics assets, we use the services of third parties to transport feedstocks to our refineries and plants and to transport our products to market. If we experience prolonged interruptions of supply or increases in costs to deliver our products to market, or if the ability of the logistics assets used to transport our feedstocks or products is disrupted because of labor issues, weather events, dock availability, water levels of key waterways for trade, rail disruptions, cybersecurity incidents, accidents, derailments, collisions, fires, explosions, spills, public health crises, hostilities, or other government or third-party actions (including protests), it could have a material adverse effect on our business, financial condition, results of operations, and liquidity. Although we actively seek to manage these risks, we have experienced some of these events in the past and could experience additional events in the future.

***Competitors that produce their own supply of feedstocks, own their own retail sites, or have greater financial resources may have a competitive advantage.***

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined petroleum product markets. We compete with many companies for available supplies of crude oil and other feedstocks, and for third-party retail outlets for our petroleum-based products. We do not produce any of our primary feedstocks (except inedible distillers corn oils) and we do not have a company-owned retail network. Some of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and some have extensive networks of retail sites. Such competitors are at times able to offset losses from liquid transportation fuels production operations with such other operations, and may be better positioned to withstand periods of depressed product margins or feedstock disruptions. Some of our competitors also have materially greater financial and other resources than we have and may have a greater ability to bear the economic risks inherent in all phases of our industry.

***We are subject to risks arising from an interruption in any of our refineries or plants.***

Our refineries, DGD plants, and ethanol plants are our principal operating assets and are subject to planned and unplanned downtime and interruptions. Our operations could also be subject to significant interruption if one or more of our refineries or plants were to experience a major accident or mechanical failure, be damaged by severe weather or natural disasters (such as hurricanes) or man-made disasters (such as cybersecurity incidents or acts of terrorism), or otherwise be forced to shut down or curtail operations. If any refinery or plant, or related logistics assets, were to experience an interruption in operations, our earnings could be materially and adversely affected (to the extent not recoverable through insurance) because of lost productivity and repair and other costs. Significant interruptions in our operations could also lead to increased volatility in the price of our feedstocks and many of our products. We have experienced some of these events in the past, and although we focus on maintaining safe, stable, and reliable operations, we may experience additional events in the future.

***Large capital and other strategic projects can take many years to complete, and the political and regulatory environments or other market conditions may change or deteriorate over time.***

We engage in capital and other strategic projects based on many factors, including the forecasted project economics, political and regulatory environments, and the expected return on the capital to be employed. Large-scale projects take many years to complete, during which time the political and regulatory environment or other market conditions may change from our forecast. Supply chain disruptions may also delay projects or increase the costs associated therewith. As a result, such projects may not be completed on schedule or budget, or at all, and we may not fully realize our expected returns, which could negatively impact our business, financial condition, results of operations, and liquidity.

In addition, challenges to or opposition of fossil fuel infrastructure projects continue to make the approval and completion of such projects more difficult and costly. Despite government support for and acknowledgement of the importance of certain low-carbon fuels and technologies, such as carbon capture and sequestration, there has also been growing regional political and environmental opposition among various groups in certain geographies to many such projects. Such opposition may be taken into account by government or judicial officials in granting the relevant permits or authorizations, and has previously resulted in, and could again result in, permits and authorizations being challenged, delayed, denied, revoked, appealed, or conditionally granted. In certain instances, this has resulted in, and could again result in, the cancellation or restructuring of projects.

***Our investments in joint ventures and other entities decrease our ability to manage risk.***

We conduct some of our operations through joint ventures in which we share control over certain economic, legal, and business interests with other joint venture members. We also conduct some of our operations through entities in which we have a minority or no equity ownership interest, such as the variable interest entities (VIEs) described in Note 12 of Notes to Consolidated Financial Statements. The other joint venture members and the third-party equity holders of the VIEs have certain economic, business, or legal interests, opportunities, or goals that are inconsistent with or different from our interests, opportunities, and goals, have different liquidity needs or financial condition characteristics than our own, are subject to different legal or contractual obligations than we are, and may be unable to meet their obligations. For example, while we operate the DGD Plants and perform certain day-to-day operating and management functions for DGD, we do not have full control of every aspect of DGD's business and certain significant decisions concerning DGD, including acquiring or disposing of assets above a certain value threshold, making certain changes to its business plan, raising debt or equity capital, altering its distribution policy, and making certain other transactions, require approval from Darling. While we consolidate certain VIEs, we do not have full control of every aspect of these VIEs, or the actions taken by their third-party equity holders, some of which have affected, and could continue to affect, our business, legal position, financial condition, results of operations, and liquidity. Failure by us, an entity in which we have a joint venture interest, or the VIEs to adequately manage the risks associated with such entities, and any differences in views among us and other joint venture members or the third-party equity holders in the VIEs, could prevent or delay actions that are in the best interest of us, the joint venture, or the VIE, and could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

***We may incur losses and additional costs as a result of our hedging transactions.***

We currently use derivative instruments as described in Note 19 of Notes to Consolidated Financial Statements, and we expect to continue their use in the future. If the instruments we use to hedge our exposure to various types of risk are not effective or increase our exposure to unexpected events or risks, we may incur losses, and have experienced certain losses in the past. In addition, we may be required to incur additional costs in connection with any future regulation of derivative instruments applicable to us.

### Legal, Government, and Regulatory Risks

***We are subject to risks arising from legal, political, and regulatory developments regarding climate, GHG emissions, and the environment.***

Many government authorities across the world have imposed, and may impose in the future, policies or regulations designed to facilitate less petroleum-dependent modes of transportation (e.g., increases in fuel economy or efficiency standards, low-carbon fuel standards, restrictions and bans on vehicles using liquid fuels, tariffs, tax incentives, and EV subsidies), which could reduce demand for our petroleum-based products and/or all liquid transportation fuels. For example, CARB has approved a series of regulations designed to phase out sales of internal combustion engine vehicles in California. CARB's current Scoping Plan identifies strategies to reduce liquid petroleum consumption in California by 94 percent, and CARB is actively engaged in a series of rulemaking efforts intended to fulfill these objectives. The European Union (EU), U.K., Canada, and Quebec have each adopted what they refer to as "zero-emissions vehicle" mandates and other government authorities across the world, such as Mexico, and other U.S. states have also announced, or are considering, plans and/or restrictions regarding the sale of new internal combustion engine vehicles, stricter tailpipe emissions standards, and limitations on or penalties for the use of petroleum-based products and certain biofuel feedstocks.

The U.S. federal government under the current presidential administration has also been aggressive in the scope, magnitude, and number of actions it has taken to address GHG emissions and other environmental matters, including efforts to limit or eliminate petroleum-dependent modes of transportation. For example, the current administration utilizes a "whole of government" approach to climate change and environmental justice that seeks to organize and deploy the full capacity of the U.S. federal government in novel and coordinated ways to limit or eliminate the use of most petroleum-based products. The current administration has also issued a number of related executive orders, including orders requiring agencies to review environmental actions taken by the previous administration and directing the U.S. federal government to use its scale and procurement power to achieve a number of aspirational net-zero emissions goals, including seeking to limit or eliminate petroleum-based fuels by imposing mandates of so-called 100 percent zero-emission vehicle acquisitions, such as EVs and other alternative fuel vehicles, by 2035 and 100 percent zero-emission light-duty vehicle acquisitions by 2027.

These actions have contributed to, and may continue to spur, a number of U.S. federal rulemakings and other actions that disfavor petroleum-dependent modes of transportation, many of which ignore or downplay the full life cycle carbon footprint of EVs, and thereby seek to inappropriately advantage them over internal combustion engine vehicles. For example, the EPA issued its "Revised 2023 and Later Model Year Light-Duty Vehicle Greenhouse Gas Emission Standards," revising the GHG emissions standards for light-duty vehicles for 2023 and later model years at a level that cannot be achieved by internal combustion engine vehicles through improvements in combustion efficiency. The National Highway Traffic Safety Administration (NHTSA) also similarly issued its "CAFE Standards for MY 2024-26 Passenger Cars and Light Trucks," increasing the corporate average fuel economy and carbon dioxide standards for certain passenger cars and light-duty trucks such that automakers cannot demonstrate compliance without increasing the sales of EVs. Together, these federal regulations seek to increase the market penetration of EVs and other alternative fuel vehicles, such that these vehicles would be expected to comprise 17 percent of model year 2026 passenger vehicle sales. The EPA states that its rule is projected to reduce gasoline consumption by more than 360 billion gallons by 2050, reaching a 15 percent reduction in annual U.S. gasoline consumption in 2050. Moreover, in April 2023, the EPA announced new, more ambitious proposed standards for model years 2027 to 2032 that the agency expects will drive 67 percent of new light- and medium-duty vehicles, 50 percent of heavy-duty vocational vehicles, 35 percent of short-haul tractors, and 25 percent of long-haul tractors sold in the U.S. to be EVs or other alternative fuel vehicles by 2032. In July 2023, NHTSA also proposed increasing both the fuel economy standard for passenger cars and light trucks for model years 2027 to 2032 and the fuel efficiency standards for heavy-duty pickup trucks and vans for model years 2030 to 2035. Additionally, in November 2023, the Federal Highway Administration finalized rules that require certain U.S. state departments of transportation and metropolitan planning organizations to establish declining tailpipe carbon dioxide emissions targets for motor vehicles. Most recently, in December 2023, the EPA announced final rules intended to sharply reduce emissions of methane and other air pollution from oil and gas operations. Within such rules, the EPA nearly quadrupled its estimate of the "social cost" of carbon dioxide, a measure that is often used by certain U.S. federal agencies as part of their analyses of the costs and benefits of more stringent climate regulation, which could result in stricter climate rules and regulations that disfavor internal combustion engine vehicles and liquid transportation fuels. The IRA, which was passed in August 2022, also includes substantial subsidies to promote EVs and other alternative fuel vehicles.

In addition to these U.S. federal measures, in March 2022, the EPA reinstated a waiver of preemption under federal law authorizing California to implement its "Advanced Clean Cars I" rule requiring sales of increasing percentages of alternative fuel vehicles, thereby also reviving other U.S. states' ability to adopt standards identical to California's. In November 2022, California approved its "Advanced Clean Cars II" rulemaking, which similarly requires an increasing percentage of "zero-emission" light-duty vehicle sales through 2035, at which time 100 percent of light-duty vehicle sales in California must be zero-emission vehicles. In May 2023, CARB requested the EPA grant a waiver of preemption for Advanced Clean Cars II, and the EPA opened CARB's request for public hearing and comment in December 2023. Several other states have already adopted, or are expected to adopt, similar regulations or mandates. California is also pursuing similar zero-emission vehicle mandates for medium- and heavy-duty vehicles via its "Advanced Clean Trucks" rulemaking, which received a preemption waiver from the EPA in March 2023, and its "Advanced Clean Fleets" rulemaking, for which CARB applied to the EPA for a preemption waiver in November 2023, and it is foreseeable that the EPA may waive preemption to allow Advanced

Clean Fleets to take effect in California and in those states that elect to follow the California program. Additionally, in July 2023, CARB announced a "Clean Truck Partnership" with various U.S. truck and engine manufacturers and the Truck and Engine Manufacturers Association that is aimed at advancing the development of EVs or other alternative fuel vehicles for the commercial trucking industry regardless of whether the regulatory mandate survives legal challenge. While these measures are being litigated, we face a risk that automakers will move forward with changing their manufacturing and marketing based on their expectations that they will be forced to transition to electrification in the transportation sector.

Moreover, there have been various international climate accords and multilateral agreements aimed at reducing GHG emissions, including the Kyoto Protocol in 2005, the Paris Agreement in 2015, and the United Nations Climate Summit in Dubai, United Arab Emirates (COP 28) in 2023, which, although not legally binding, have in certain instances resulted in, and are expected to continue to result in, additional government, regulatory, and private industry actions that are adverse to our industry. Incentives to conserve energy or use renewable energy sources in many locations where we currently operate, or may operate in the future, could also negatively impact our industry. Government authorities across the world have also announced, or are considering, profits or windfall taxes or penalties on fossil fuel companies, or have announced or imposed GHG emissions fees and other regulations that are adverse to refinery operations, could increase costs, and limit profitability. For example, in September 2022, the EU passed legislation imposing a profits tax and penalty on certain fossil fuel companies. Similar taxes and penalties have been proposed or adopted in California, such as Senate Bill No. 2 (such statute, together with any regulations contemplated or issued thereunder, SBx 1-2), which authorizes California to set a maximum gross gasoline refining margin and a penalty for refiners that exceed it.

These legal, political, and regulatory developments, as well as other similarly focused laws and regulations, such as, among others, the California and Quebec cap-and-trade programs, the U.K. Emissions Trading Scheme, the U.K. Renewable Transport Fuel Obligation, the South Coast Air Quality Management District's Rule 1109.1 – Emissions of Oxides of Nitrogen from Petroleum Refineries and Related Operations, CARB's Control Measure for Ocean-Going Vessels At Berth Rule, reductions in the National Ambient Air Quality Standards, bans or restrictions on certain chemicals, feedstocks, products, or processes, and other laws related to climate, GHG emissions, or environmental, health, or safety matters, have resulted in, and are expected to continue to result in, increased costs and capital expenditures, among other impacts, to (i) operate and maintain our facilities (including restrictions on certain refinery operations and requirements to modify our operations), (ii) install new emission controls or other equipment at our facilities, and (iii) administer and manage any emissions or blending programs, including obtaining emission credits, allowances, or allotments. Such risks are particularly acute in California due to the pace and scope of anti-fossil fuel developments there.

Many of these legal, political, regulatory, and international accord matters and developments are subject to considerable uncertainty due to a number of factors, including technological and economic feasibility, pending or anticipated legal challenges, and potential changes in law, regulation, or policy, and it is not currently possible to predict the ultimate effects of many of these matters and developments on us. However, such events could adversely restrict or affect our refinery operations and limit our profitability; cause us to make changes with respect to our business plan, strategy, operations, and assets, including our current financial and accounting estimates and assumptions; cause a reduction in demand for our products; and result in negative publicity and litigation; each of which could materially and adversely affect our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from the Renewable and Low-Carbon Fuel Programs, and other regulations, policies, international certifications, and standards impacting the demand for and traceability of low-carbon fuels.***

As described under "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*," government authorities across the world have issued, or are considering issuing, low-carbon fuel regulations, policies, and standards to help reduce GHG emissions and increase the percentage of low-carbon fuels in the transportation fuel mix. We strategically market our low-carbon fuels based on regional policies, regulations, feedstock preferences, CI scores, and our ability to obtain fuel pathways, credits, certifications, and incentives. A significant portion of our low-carbon fuels are sold in California, Canada, and the U.K. Regarding the RFS, in June 2023, the EPA announced final rules that increase RVOs for 2023, 2024, and 2025. While the final rules did not adopt the "eRIN" provisions included in its December 2022 proposal, which would have allocated RINs from renewable electricity used to power EVs and other alternative fuel vehicles to the vehicle manufacturer, the EPA noted that it will continue to work on potential paths forward for an eRIN program.

We are exposed to the volatility in the market price of RINs, LCFS credits, and other credits, as described in Note 20 of Notes to Consolidated Financial Statements. We cannot predict the future prices of RINs, LCFS credits, or other credits. Prices for RINs, LCFS credits, and other credits are dependent upon a variety of factors, including, as applicable, EPA and state regulations, regulations of other countries and jurisdictions, the availability of RINs, LCFS credits, and other credits for purchase, transportation fuel production levels (which can vary significantly each quarter), approved CI pathways, and CI scores. Future RVOs, RFS changes, and small refinery exemption petition denials may also affect RIN prices. For example, if the RVOs for cellulosic biofuel are high relative to D3 RIN generation, RIN prices may rise, and the EPA may or may not issue cellulosic waiver credits in time to moderate price spikes, if at all. If an insufficient number of RINs, LCFS credits, or other credits are available for purchase (or available only at increased prices), or if we are otherwise unable to meet the EPA's RFS mandates or our other obligations under the Renewable and Low-Carbon Fuel Programs (for example, if there were to be demand destruction for gasoline, diesel, and renewable fuels resulting from displacement of internal combustion engine vehicles with EVs that results in production falling short of established RVOs, an acceleration of the blendwall, or other significant deviations from projected volumes), our business, financial condition, results of operations, and liquidity could be adversely affected. The adoption of an eRIN program could also increase RIN price volatility and result in other adverse impacts that cannot be fully predicted at this time.

In addition to the RFS and LCFS, we operate in multiple jurisdictions that have issued, or are considering issuing, similar low-carbon fuel regulations, policies, and standards, such as the CFR. The RFS, LCFS, and similar U.S. state and international low-carbon fuel regulations, policies, and standards are extremely complex, often have different or conflicting requirements or methodologies, and are frequently evolving, requiring us to periodically update our systems and controls to maintain compliance and monitoring, which impose substantial administrative burdens. In addition to regulation, demand is growing for renewable fuels certified through voluntary certification bodies such as the International Sustainability and Carbon Certification system, which presents business opportunities, but also entails additional administrative burdens. Our low-carbon fuels businesses could be materially and adversely affected if (i) these regulations, policies, and standards are adversely changed, not enforced, or discontinued, (ii) the benefits therefrom (such as Section 45Q, Section 45Z, and the blender's tax credits) are reduced or discontinued, (iii) any of the products we produce are deemed not to qualify for compliance therewith or are not in sufficient demand, or (iv) we are unable to satisfy or maintain the conditions of any approved pathways or certifications. Such changes could also negatively impact the plans, expectations, assumptions, and projections with respect to our low-carbon projects and our GHG emissions targets and ambition, and could have a material adverse impact on the timing of completion, project returns, and other outcomes with respect to such projects.

***Applicable environmental, health, and safety laws expose us to various risks.***

Our operations are subject to extensive environmental, health, and safety laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, GHG emissions, and characteristics and composition of fuels. Certain of these laws and regulations have in the past imposed, and could again impose, obligations on us to conduct assessment or remediation efforts at our refineries and plants, as well as at formerly owned properties or third-party sites where we have taken wastes for disposal or where our wastes may have migrated. The principal environmental risks associated with our operations are emissions into the air, handling of waste, and releases into the soil, surface water, or groundwater. Such laws have imposed, and may again impose, liability on us for the conduct of third parties or for actions that complied with applicable requirements when taken, regardless of negligence or fault.

Because environmental, health, and safety laws and regulations are becoming more stringent and new environmental, health, and safety laws and regulations are continuously being enacted or proposed, and are being interpreted and applied in new and controversial ways, the level of costs required for environmental matters has increased and is expected to continue to increase in the future. Additionally, U.S. and state regulatory agencies have become increasingly aggressive in the scope and frequency of, and the magnitude and type of the relief sought by, the enforcement and investigative actions they have pursued under applicable environmental, health, and safety laws and regulations, particularly with respect to fossil fuel companies. This has been particularly acute in California. Such enforcement and investigative actions have resulted in, and are expected to continue to result in, increased costs, expenses, and negative publicity. Despite our efforts to maintain safe and environmentally responsible operations, in certain instances we have faced, and may continue to face, changing regulatory interpretations, regulatory fines or penalties, and liability for personal injury, property, and natural resource damage, environmental justice impacts, and assessment and remediation costs due to actual or alleged emissions, pollution, and/or contamination. We are also exposed to potential liability and costs related to regulated chemicals and other regulated materials, such as various perfluorinated compounds, per- and polyfluoroalkyl substances, benzene, MTBE, and petroleum hydrocarbons, at or from our current and formerly owned facilities (and new or additional regulations with respect to such materials may arise in the near future). Such liabilities and costs could materially and adversely affect our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from litigation, regulatory proceedings, and mandatory disclosure requirements related to climate change and other ESG matters, or aimed at the fossil fuel industry.***

We could face increased climate-related litigation with respect to our operations, disclosures, or products. Governments and private parties across the world have filed lawsuits or initiated regulatory action against fossil fuel companies. Such lawsuits and actions often allege non-compliance with applicable laws or regulations, or damages as a result of climate change, and seek damages and/or abatement under various tort and other theories, including under human rights or constitutional provisions. We have been named as a co-defendant in a lawsuit in state court by a county in Oregon seeking significant damages and abatement under various tort theories (including deceptive disclosures). We intend to vigorously defend against the allegations. However, the ultimate outcome and impact to us of such litigation cannot be predicted with certainty at this time, and we could incur substantial legal costs and reputational damage associated with defending such matter, and an adverse ruling could require us to pay significant damages. Similar lawsuits may be filed in other jurisdictions.

Governments and private parties are also increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements and disclosures by companies regarding climate change and other ESG matters are false or misleading "greenwashing" that violate deceptive trade practices, consumer protection statutes, or other similar laws and regulations, or are fraudulent or misleading under applicable corporate, securities, stock exchange, or other similar laws and regulations. Similar issues can also arise relating to aspirational statements, such as net-zero or carbon neutrality targets, or alignment with certain third-party frameworks or standards that are made without an adequate basis to support such statements. Governments, such as the states of New York and Vermont, have also sought to establish various climate change adaptation cost recovery programs, under which "responsible parties" could bear the costs of climate mitigation investments. These lawsuits and actions present a high degree of uncertainty regarding the extent to which fossil fuel companies face an increased risk of liability and reputational damage stemming from climate change or other ESG matters.

In addition to voluntary disclosures in response to investor and stakeholder requests, many governments have also proposed or adopted regulations that impose disclosure obligations with respect to various climate change and other ESG matters. For example, in March 2022, the SEC proposed sweeping and novel disclosure obligations with respect to climate change and GHG emissions reporting for U.S. publicly-traded companies. Also, in November 2022, various U.S. federal agencies jointly proposed an amendment to the Federal Acquisition Regulation that would require government contractors to publicly disclose their GHG emissions, respond to a climate disclosure questionnaire, and set and disclose GHG emissions reduction goals, in each case based on or utilizing specified private third-party frameworks or standards that have not been widely adopted. In addition, in October 2023, California adopted the (i) Climate Corporate Data Accountability Act (SB 253), (ii) Climate-Related Financial Risk Act (SB 261), and (iii) voluntary Carbon Market Disclosures Business Regulation Act (AB 1305), which impose a host of different broad and far-reaching climate disclosure obligations, including with respect to GHG emissions, climate financial-risk reporting, and statements regarding GHG emissions reductions. Other U.S. states have announced or proposed similar regulations. Other countries where we operate or do business, such as the U.K., have also passed laws requiring, or announced their intention to mandate, various climate disclosures and targets by companies. Some governments have also adopted regulations, or are launching investigations and requesting information, based on pricing practices in the fossil fuel industry. For example, in September 2022, California adopted the Oil Refinery Cost Disclosure Act (SB 1322), which requires refineries in California to report monthly on the volume and cost of the crude oil they buy, the quantity and price of the wholesale gasoline they sell, and the gross gasoline margin per barrel, among other information, some or all of which data could become publicly available. Some customers and third parties we do business with have begun requesting product-specific GHG emissions disclosures from us in connection with their own GHG emissions reporting. Our efforts to comply with these and other requests and regulations expose us to risk by requiring disclosure of information that (i) may be protected trade secrets and/or competitively sensitive information, (ii) exposes us to litigation and government regulatory actions and investigations, (iii) is inconsistent with other government regulations or our current disclosures that may utilize different methodologies or standards, (iv) is subject to many assumptions and inherent calculation difficulties, such as accuracy and completeness, and (v) may impact our business relationships, credibility, and reputation.

As described in Note 2 of Notes to Consolidated Financial Statements, in March 2023, California adopted SBx 1-2, which imposes increased and substantial reporting requirements on our business, including daily, weekly, monthly, and annual reporting of detailed operational and financial data on all aspects of our operations in California, much of it at the transaction level. In October 2023, in response to Governor Newsom's direction, the California Energy Commission (CEC) voted to start both a proceeding to evaluate whether to establish a maximum margin and associated penalty and a rulemaking process focused on rules relating to the timing of refinery turnarounds and maintenance, among other things. While the CEC has not yet established a maximum margin, imposed a financial penalty for profits above a maximum margin, or imposed restrictions on turnaround and maintenance activities, the potential implementation of a financial penalty, maximum margin, or any restrictions or delays on our ability to undertake turnaround or maintenance activities, could adversely restrict or affect our refinery operations and limit our profitability, cause us to make changes with respect to our business plan, strategy, operations, and assets (including our current financial and accounting estimates and assumptions), and adversely affect our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from compliance with and changes in tax laws.***

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes; indirect taxes (excise/duty, sales/use, gross receipts, and value-added taxes); and payroll, franchise, withholding, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. For example, the IRA contains significant changes to U.S. tax law including, but not limited to, a corporate minimum tax and a one percent excise tax on the purchase by companies of their own stock.

Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of any of such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, or create issues with respect to certain of our business permits, authorizations, and registrations, and, as a result, our business, financial condition, results of operations, and liquidity. Tax rates in the various jurisdictions in which we operate may change significantly as a result of political or economic factors beyond our control. It is also possible that future changes to tax laws or tax treaties, or interpretations thereof, could impact our ability to realize the tax savings recorded to date and adversely affect our future effective tax rates.

### Cybersecurity and Privacy Related Risks

***We are subject to risks arising from a significant breach of our information systems.***

Our information systems and network infrastructure may be subject to unauthorized access or attack (and we are frequently subject to such attempts), including ransom-related incidents that could result in increased costs to prevent, and be prepared to respond to or mitigate such events, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Such unauthorized events could also result in (i) a loss of intellectual property, proprietary information, or employee, customer, supplier, or vendor data, (ii) public disclosure of sensitive information, (iii) systems interruption, (iv) disruption of our business operations, (v) remediation costs and repairs of system damage, (vi) reputational damage that adversely affects customer, supplier, or investor confidence, and (vii) damage to our business and competitiveness. A breach could also originate from or compromise our customers', vendors', suppliers', or other third-party networks outside of our control that could impact our business and operations, as occurred with the Colonial Pipeline cybersecurity incident in May 2021. Although we implement internal controls on the connectivity of third parties to our systems that attempt to prevent or mitigate the impact from incidents affecting third-party systems, we have limited control over ensuring that third parties themselves are consistently enforcing strong cybersecurity controls over their systems. Increased risks of such attacks and disruptions also exist because of global geopolitical and other conflicts and tensions. A breach may also result in legal claims or proceedings against us by our stockholders, employees, customers, vendors, and government authorities. There can be no assurance that our current or future infrastructure protection technologies and disaster recovery plans can prevent or mitigate such breaches, cyber, and ransom-related incidents, or systems failures, any of which could have a material adverse effect on our business, financial condition, results of operations, and liquidity. The continuing and evolving threat of cybersecurity incidents has also resulted in increased regulatory focus on prevention and disclosure, such as the directive issued by the U.S. Transportation Security Administration following the Colonial Pipeline cybersecurity incident, the obligations imposed by the U.S. Cyber Incident Reporting for Critical Infrastructure Act adopted in March 2022, and the SEC's cybersecurity and governance disclosure rules issued in 2023. We may be required to expend significant additional resources to comply with such laws and regulations, incur fines for noncompliance, and otherwise be exposed to litigation and regulatory action as a result thereof.

***Increasing legal and regulatory focus on data privacy and security issues could expose us to increased liability and operational changes and costs.***

Along with our own data and information in the normal course of our business, we collect and retain certain data that is subject to specific laws and regulations. The compliant processing of this data domestically and transferring of this data across international borders continues to increase in complexity. This data is subject to regulation at various levels of government in many areas of our business and in jurisdictions across the world, including data privacy and security laws such as the California Consumer Privacy Act, the California Privacy Rights Act, the EU General Data Protection Regulation (GDPR), the U.K. and General Data Protection Regulation (U.K. GDPR), the standard contractual clauses adopted by the European Commission and the U.K. Parliament for the processing and transfer of personal data in compliance with the GDPR and/or the U.K. GDPR, and Quebec's Bill 64. We also operate in other jurisdictions (such as Mexico and Peru) that have issued, or are considering issuing, data privacy laws and regulations. The U.S. Federal Trade Commission recently adopted rules requiring the reporting of certain data breaches. As the number and complexities of such laws and regulations continue to increase, we will face increasingly complex compliance, monitoring, and control obligations. As the implementation, interpretation, and enforcement of such laws continues to progress and evolve, there may also be developments that amplify such risks. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, or otherwise, could expose us to litigation and enforcement, and result in significant penalties, fines, and other liabilities.

### General Risk Factors

***Uncertainty and illiquidity in financial markets, or changes in our credit profile or ratings, can adversely affect our ability to obtain credit and capital, increase our costs, and limit our flexibility.***

Our ability to obtain credit and capital depends in large measure on capital markets and liquidity factors that we do not control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by persistently high interest rates, inflation, unstable or illiquid market conditions, or adverse changes in our credit profile or to our credit ratings. These factors could adversely impact and limit our ability to obtain favorable credit and debt financing, raise our cost of capital, or require us to provide collateral or other forms of security, which would increase our costs and restrict operational and financial flexibility. Unstable or illiquid market conditions could also negatively impact our pension plans' assets and funding requirements.

From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities or obtain letters of credit in certain commercial transactions. In addition, we rely on the counterparties to our commodity hedging and derivative instruments to fund their obligations under such arrangements. Uncertainty and illiquidity in financial markets could have an adverse impact on the costs or availability of the financial, commercial, and other services provided by such parties, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

***We are subject to risks arising from severe weather events.***

Severe weather events, such as storms, hurricanes, droughts, or floods, could have an adverse effect on our operations and could increase our costs. For example, severe weather events can have an impact on crop production and reduce the supply of, or increase our costs to obtain, feedstocks for our Ethanol and Renewable Diesel segments. We have incurred, and expect to continue to incur, costs and expenses associated with severe weather, such as to keep our facilities performing and to mitigate and reduce the risk of severe weather to our operations. If more intense or frequent severe weather events occur, the physical and disruptive effects could have a material adverse impact on our operations and assets.

***Our business may be negatively affected by work stoppages, slowdowns, or strikes, as well as by new legislation or an inability to attract and retain sufficient labor, and increased costs related thereto.***

Certain employees at five of our U.S. refineries, as well as at each of our Canada and U.K. refineries, are covered by collective bargaining or similar agreements, which generally have unique and independent expiration dates. To the extent we are in negotiations for labor agreements expiring in the future, there is no assurance an agreement will be reached without a strike, work stoppage, or other labor action. Any prolonged strike, work stoppage, or other labor action at our facilities or at facilities owned or operated by third parties that support our operations could have an adverse effect on our business, financial condition, results of operations, and liquidity. Future U.S. federal, state, or international labor legislation could result in labor shortages and higher costs. An inability to recruit, train, and retain adequate personnel, or the loss or departure of personnel with key skills or deep institutional knowledge, may negatively impact our business. Inflation has also caused, and may in the future cause, increases in employee-related costs.

***Our ability to fully insure losses arising from our operating hazards exposes us to various risks.***

Our operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards, and natural catastrophes. As protection against these hazards, we maintain insurance coverage against some, but not all, potential losses and liabilities. We may not be able to maintain or obtain insurance of the type and amount we need, or at acceptable rates. Premiums and deductibles for certain insurance policies could increase substantially based on market conditions. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, coverage for hurricane damage is limited, and coverage for terrorism and cyber risks have broad exclusions. If we incur a significant loss or liability for which we are not adequately insured, it could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### RISK MANAGEMENT AND STRATEGY

We take an enterprise approach to information security risk management and governance. Our information security program and framework comprise processes, policies, practices, systems, and technologies that are designed to identify, assess, prioritize, manage, and monitor risks to our information systems, including risks from cybersecurity threats and events and risks associated with the use of third-party service providers.

Our established recovery approach is designed to provide for the ready availability and use of our business-critical processes in the event of any downtime, disaster, or outages. We also seek to identify and mitigate the risks associated with the use of third-party service providers through the review of their security programs prior to our engagement thereof. Additionally, our control environment and internal audit process bring a systematic, disciplined approach to evaluate our risk management, control, and governance processes concerning cybersecurity and our information security framework.

We have a cybersecurity Incident Response Plan (IRP) that sets forth a process to obtain information, coordinate activities, assess results, and communicate applicable developments to our employees, law enforcement, other external parties and agencies, and our Board. The IRP includes the following major components: preparation, detection and analysis, containment, eradication, notification, recovery, reporting, and lessons learned. Specific incident response playbooks have also been prepared for data breaches, malware, unauthorized remote access, and ransomware, which include applicable legal protocols. We have also retained certain third-party experts to assist us with various aspects of incident assessment and response in the event those services become necessary or useful.

Typically, we (i) perform periodic tabletop exercises with a company-wide cross-functional team that is facilitated by a third-party expert and is intended to simulate a real-life security incident, (ii) conduct penetration testing as needed and annually conduct Payment Card Industry Data Security Standard testing and firewall reviews, and have periodically engaged a third-party expert to help therewith, (iii) hold annual cybersecurity awareness trainings, and (iv) periodically engage a third-party expert to conduct a review of our information security framework, which helps to identify existing and emerging risks, and mitigate against such risks. These internal efforts and external third-party reviews also support our ability to regularly assess our information security program and framework against emerging risks, market and industry developments and provide opportunities to make adjustments or enhancements when deemed prudent or necessary. To date, there have been no cybersecurity incidents that have materially affected us, or that are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations.

For additional information on the cybersecurity risks we face, see "ITEM 1A. RISK FACTORS— Cybersecurity and Privacy Related Risks—*We are subject to risks arising from a significant breach of our information systems.*"

**GOVERNANCE**

*Our Board's Role in Cybersecurity Oversight*

Oversight of risk management, including with respect to risks from cybersecurity threats, is the responsibility of our Board, which exercises its oversight responsibilities both directly and through its committees. The Audit Committee of our Board has formal oversight responsibilities established in its committee charter concerning our initiatives and strategies respecting cybersecurity and information technology risks. At least once annually, the heads of our information services and internal audit teams provide a report to the Audit Committee on cybersecurity and information technology risks, as well as our information security operations, structure, framework, various cybersecurity and information technology metrics, our cybersecurity and information security management and improvement efforts, future projects, and our governance and assessments related to cybersecurity and information technology. The chair of the Audit Committee reports to the Board a summary of the information presented by the heads of our information services and internal audit teams during their cybersecurity update. Periodically, the Board also receives reports on such matters directly. As noted above, the IRP also contains notification procedures to the Board.

*Management's Role in Assessment and Management of Material Risks from Cybersecurity Threats*

We have an Information Security Committee (Infosec Committee) consisting of refining, renewable diesel, ethanol, logistics, and information services personnel that meets weekly to evaluate third-party exchange of data and collaborate on strategy for dealing with information security risks and other related matters. The Infosec Committee reports to our Information Security Oversight Committee (Infosec Oversight Committee) and our Executive Steering Committee on cybersecurity (Executive Steering Committee). Our Infosec Oversight Committee consists of information services, refining, and internal audit personnel and meets quarterly to discuss network threats and the overall security landscape. Our Executive Steering Committee consists of management within our information services, internal audit, refining, renewable diesel, ethanol, legal, and logistics teams, and meets twice per year to review and discuss information security metrics and results of security assessments, among other items. Key members of the Infosec Oversight Committee and the Executive Steering Committee provide a report to the Audit Committee of the Board as discussed above.

Our information services team is led by our Vice President Information Services & Technology, who also chairs the Infosec Oversight Committee and has approximately 25 years of experience in the information technology industry. Collectively, the members of our Infosec Committee, Infosec Oversight Committee, and Executive Steering Committee have decades of experience within the information technology and/or cybersecurity areas. On a monthly basis, our Vice President Information Services & Technology provides executive management with an Information Security Scorecard, which includes any cybersecurity events that have occurred. If a cybersecurity incident is declared under the IRP, we will evaluate whether such incident might have a material adverse impact on our business, financial condition, results of operations, or reputation, among other considerations, and communicate that discussion to executive management, who will then determine if escalation to the Board is warranted and if further disclosure is required to the SEC and/or other government agencies.

## ITEM 3. LEGAL PROCEEDINGS

### LITIGATION

We incorporate by reference into this item our disclosures made in Note 1 of Notes to Consolidated Financial Statements under "Legal Contingencies."

### ENVIRONMENTAL ENFORCEMENT MATTERS

We are reporting the following proceedings to comply with SEC regulations, which require us to disclose certain information about proceedings arising under federal, state, or local provisions regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment if a governmental authority is a party to such proceeding and we reasonably believe that such proceeding will result in monetary sanctions that exceed a specified threshold. Pursuant to SEC regulations, we use a threshold of $1 million for purposes of determining whether disclosure of any such proceeding is required. We believe proceedings less than this threshold are not material to our business and financial condition.

*Bay Area Air Quality Management District (BAAQMD)* (Benicia Refinery). In our quarterly report on Form 10-Q for the quarter ended September 30, 2023, we reported that (i) we had received a Notice of Violation (NOV) from the BAAQMD on March 21, 2019 related to atmospheric emissions of hydrogen commingled with non-methane organic compounds at our Benicia Refinery (the 2019 Atmospheric Emissions NOV), (ii) on December 1, 2020, we had received an NOV from the BAAQMD related to pressure relief devices in the Benicia Refinery's Hydrogen Unit (the 2020 Pressure Relief Device NOV), and (iii) on June 17, 2021, October 11, 2021, and January 26, 2022, we had received certain other compliance-related NOVs related to the 2019 Atmospheric Emissions NOV and the 2020 Pressure Relief Device NOV. We are continuing to work with the BAAQMD to resolve these matters.

*BAAQMD* (Benicia Refinery). In our quarterly report on Form 10-Q for the quarter ended June 30, 2023, we reported that on May 1, 2023, the BAAQMD issued a compliance-related NOV to our Benicia Refinery related to a pressure relief device. We are continuing to work with the BAAQMD to resolve this matter.

*BAAQMD* (Benicia Refinery). In our quarterly report on Form 10-Q for the quarter ended September 30, 2023, we reported that we were in the process of working with the BAAQMD to resolve several other NOVs issued by the BAAQMD to our Benicia Refinery in 2020 and 2019, which primarily relate to various emissions and related compliance issues. We are continuing to work with the BAAQMD to resolve these matters.

*Texas Attorney General (Texas AG)* (Port Arthur Refinery). In our annual report on Form 10-K for the year ended December 31, 2022, we reported that the Texas AG had filed suit against our Port Arthur Refinery in the 419th Judicial District Court of Travis County, Texas, Cause No. D-1-GN-19-004121, for alleged violations of the Clean Air Act seeking injunctive relief and penalties. We are working with the Texas AG to resolve this matter.

## ITEM 4. MINE SAFETY DISCLOSURES

None.

## INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table lists the names and titles of our executive officers (for purposes of Rule 3b-7 under the Securities Exchange Act of 1934) as of the date of this report. There is no arrangement or understanding between any executive officer listed below or any other person under which the executive officer was or is to be selected as an officer.

| Name | Current Position | Officer Beginning | Age as of December 31, 2023 |
|---|---|---|---|
| R. Lane Riggs | Chief Executive Officer and President | 2011 | 58 |
| Jason W. Fraser | Executive Vice President and Chief Financial Officer | 2015 | 55 |
| Gary K. Simmons | Executive Vice President and Chief Operating Officer | 2011 | 59 |
| Richard J. Walsh | Senior Vice President, General Counsel and Secretary | 2016 | 58 |

*Mr. Riggs* was elected Chief Executive Officer and President, and as a member of our Board effective as of the close of business on June 30, 2023. He previously served as President and Chief Operating Officer (beginning January 23, 2020), and Executive Vice President and Chief Operating Officer (beginning January 1, 2018), and prior to that as Executive Vice President Refining Operations and Engineering (beginning 2014), and Senior Vice President Refining Operations (beginning 2011). He has held several leadership positions with Valero overseeing refining operations, supply optimization and crude and feedstock supply, and planning and economics. Mr. Riggs also previously served on the board of directors of Valero Energy Partners GP LLC (the general partner of Valero Energy Partners LP) from 2014 to 2019.

*Mr. Fraser* was elected Executive Vice President and Chief Financial Officer effective July 15, 2020. Prior to that he served as Executive Vice President and General Counsel effective January 1, 2019. In 2018, he served as Senior Vice President overseeing Valero's Public Policy & Strategic Planning, Governmental Affairs, Investor Relations, and External Communications functions. From November 2016 to May 2018, Mr. Fraser served as Vice President Public Policy & Strategic Planning, and from May 2015 to November 2016, he served in London as Vice President Europe, overseeing our European commercial businesses. Prior to his service in London, he held various leadership positions at our San Antonio headquarters, including Senior Vice President & Deputy General Counsel and Senior Vice President Specialty Products in the Valero family of companies.

*Mr. Simmons* was elected Executive Vice President and Chief Operating Officer on July 20, 2023. He previously served as Executive Vice President and Chief Commercial Officer (beginning January 23, 2020), and Senior Vice President Supply, International Operations and Systems Optimization (beginning May 2014), and prior to that as Vice President Crude and Feedstock Supply and Trading (2012 to 2014), and Vice President Supply Chain Optimization (2011 to 2012). Mr. Simmons has held many leadership positions with Valero, including Vice President and General Manager of our Ardmore and St. Charles refineries.

*Mr. Walsh* was elected Senior Vice President, General Counsel and Secretary, effective April 22, 2021, and prior to that was elected as Senior Vice President and General Counsel effective July 15, 2020. Mr. Walsh has responsibility for our legal and governmental affairs, health, safety, and environmental, fuels compliance, risk management, ESG, and compliance/ethics teams. He previously served as Vice President and Deputy General Counsel from 2016 to 2020. He joined Valero in 1999 and has served in many different leadership roles within our legal department.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NYSE under the trading symbol "VLO."

As of January 31, 2024, there were 4,414 holders of record of our common stock.

Dividends are considered quarterly by the Board, may be paid only when approved by the Board, and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements, and other factors and restrictions our Board deems relevant. There can be no assurance that we will pay a dividend in the future at the rates we have paid historically, or at all.

The following table discloses purchases of shares of our common stock made by us or on our behalf during the fourth quarter of 2023.

| Period | Total Number of Shares Purchased (a) | Average Price Paid per Share (b) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (c) |
|---|---|---|---|---|
| October 2023 | 611,778 | $ 124.20 | 559,399 | $3.1 billion |
| November 2023 | 1,561,401 | $ 124.24 | 1,487,134 | $2.9 billion |
| December 2023 | 5,324,131 | $ 128.92 | 5,323,068 | $2.2 billion |
| Total | 7,497,310 | $ 127.56 | 7,369,601 | $2.2 billion |

———————

(a) The shares reported in this column include 127,709 shares related to our purchases of shares from our employees (including former employees) and non-employee directors in connection with the exercise of stock options, the vesting of restricted stock, and other stock compensation transactions in accordance with the terms of our stock-based compensation plans.

(b) The average price paid per share reported in this column excludes brokerage commissions and a one percent excise tax on share purchases.

(c) On February 23, 2023, we announced that our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, and we completed all authorized share purchases under that program during the fourth quarter of 2023. On September 15, 2023, we announced that our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date (the September 2023 Program). As of December 31, 2023, we had $2.2 billion remaining available for purchase under the September 2023 Program. On February 22, 2024, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, which is in addition to the amount remaining under the September 2023 Program.

*The performance graph below is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively.*

This performance graph and the related textual information are based on historical data and are not indicative of future performance. The following line graph compares the cumulative total return[4] on an investment in our common stock against the cumulative total return of the S&P 500 Composite Index and an index of peers (that we selected) for the five-year period commencing December 31, 2018 and ending December 31, 2023. Our selected peer group comprises the following eleven members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund; EOG Resources, Inc.; HF Sinclair Corporation; LyondellBasell Industries N.V.; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; and Phillips 66. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. LyondellBasell Industries N.V. was added to the prior year's peer group because of its similarities to us in size, complexity, and exposure to commodity pricing volatility for both its products and feedstocks. LyondellBasell Industries N.V. also helps to balance the full portfolio of peers by helping ensure accountability of performance both within the core downstream segment of the oil and gas industry, and also in adjacent segments that face similar challenges and opportunities. We believe that our peer group represents a group of companies for making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by U.S.-based companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

### COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN[4]
Among Valero, the S&P 500 Index, Old Peer Group, and New Peer Group



| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
| Valero common stock | $ 100.00 | $ 130.36 | $ 83.95 | $ 117.80 | $ 206.18 | $ 218.29 |
| S&P 500 Index | 100.00 | 131.49 | 155.68 | 200.37 | 164.08 | 207.21 |
| Old Peer Group | 100.00 | 103.43 | 63.56 | 103.27 | 180.60 | 194.27 |
| New Peer Group | 100.00 | 105.09 | 69.11 | 106.04 | 177.48 | 192.24 |

---

[4] Assumes that an investment in Valero common stock, the S&P 500 index, our old peer group, and our new peer group was $100 on December 31, 2018. Cumulative total return is based on share price appreciation plus reinvestment of dividends from December 31, 2018 through December 31, 2023.

# ITEM 6. [RESERVED]

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is management's perspective of our current financial condition and results of operations, and should be read in conjunction with "ITEM 1A. RISK FACTORS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" included in this report. This discussion and analysis includes the years ended December 31, 2023 and 2022 and comparison between such years. The discussion for the year ended December 31, 2021 and comparison between the years ended December 31, 2022 and 2021 have been omitted from this annual report on Form 10-K for the year ended December 31, 2023, as such information can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in our annual report on Form 10-K for the year ended December 31, 2022, which was filed on February 23, 2023.

## CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including without limitation our disclosures below under "OVERVIEW AND OUTLOOK," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "anticipate," "believe," "expect," "plan," "intend," "scheduled," "estimate," "project," "projection," "predict," "budget," "forecast," "goal," "guidance," "target," "ambition," "could," "would," "should," "may," "strive," "seek," "potential," "opportunity," "aimed," "considering," "continue," and similar expressions.

These forward-looking statements include, among other things, statements regarding:

- the effect, impact, potential duration or timing, or other implications of global geopolitical and other conflicts and tensions;
- future Refining segment margins, including gasoline and distillate margins, and discounts;
- future Renewable Diesel segment margins;
- future Ethanol segment margins;
- expectations regarding feedstock costs, including crude oil differentials, product prices for each of our segments, transportation costs, and operating expenses;
- anticipated levels of crude oil and liquid transportation fuel inventories and storage capacity;
- expectations regarding the levels of, costs and timing with respect to, the production and operations at our existing refineries and plants, projects under evaluation, construction, or development, and former projects;
- our anticipated level of capital investments, including deferred turnaround and catalyst cost expenditures, our expected allocation between, and/or within, growth capital expenditures and sustaining capital expenditures, capital expenditures for environmental and other purposes, and joint venture investments, the expected costs and timing applicable to such capital investments and any related projects, and the effect of those capital investments on our business, financial condition, results of operations, and liquidity;
- our anticipated level of cash distributions or contributions, such as our dividend payment rate and contributions to our pension plans and other postretirement benefit plans;

- our ability to meet future cash and credit requirements, whether from funds generated from our operations or our ability to access financial markets effectively, and expectations regarding our liquidity;
- our evaluation of, and expectations regarding, any future activity under our share purchase program or transactions involving our debt securities;
- anticipated trends in the supply of, and demand for, crude oil and other feedstocks and refined petroleum products, renewable diesel, and ethanol and corn related co-products in the regions where we operate, as well as globally;
- expectations regarding environmental, tax, and other regulatory matters, including SBx 1-2 and the matters discussed under "ITEM 3. LEGAL PROCEEDINGS" above, the anticipated amounts and timing of payment with respect to our deferred tax liabilities, unrecognized tax benefits, matters impacting our ability to repatriate cash held by our foreign subsidiaries, and the anticipated effect thereof on our business, financial condition, results of operations, and liquidity;
- the effect of general economic and other conditions, including inflation and economic activity levels, on refining, renewable diesel, and ethanol industry fundamentals;
- expectations regarding our risk management activities, including the anticipated effects of our hedge transactions;
- expectations regarding our counterparties, including our ability to pass on increased compliance costs and timely collect receivables, and the credit risk within our accounts receivable or accounts payable;
- expectations regarding adoptions of new, or changes to existing Renewable and Low-Carbon Fuel Programs, blending and tax credits, or efficiency standards that impact demand for renewable fuels; and
- expectations regarding our low-carbon fuels strategy, publicly announced GHG emissions reduction/displacement targets and ambitions, and our current, former, and any future low-carbon projects.

We based our forward-looking statements on our current expectations, estimates, and projections about ourselves, our industry, and the global economy and financial markets generally. We caution that these statements are not guarantees of future performance or results and involve known and unknown risks and uncertainties, the ultimate outcomes of which we cannot predict with certainty. In addition, we based many of these forward-looking statements on assumptions about future events, the ultimate outcomes of which we cannot predict with certainty and which may prove to be inaccurate. Accordingly, actual performance or results may differ materially from the future performance or results that we have expressed, suggested, or forecast in the forward-looking statements. Differences between actual performance or results and any future performance or results expressed, suggested, or forecast in these forward-looking statements could result from a variety of factors, including the following:

- the effects arising out of global geopolitical and other conflicts and tensions, including with respect to changes in trade flows and impacts to crude oil and other markets;
- demand for, and supplies of, refined petroleum products (such as gasoline, diesel, jet fuel, and petrochemicals), renewable diesel, and ethanol and corn related co-products;
- demand for, and supplies of, crude oil and other feedstocks;
- the effects of public health threats, pandemics, and epidemics, such as the COVID-19 pandemic and variants of the virus, governmental and societal responses thereto, and the adverse impacts of the foregoing on our business, financial condition, results of operations, and liquidity, and the global economy and financial markets generally;

- acts of terrorism aimed at either our refineries and plants or third-party facilities that could impair our ability to produce or transport refined petroleum products, renewable diesel, ethanol, or corn related co-products, to receive feedstocks, or otherwise operate efficiently;
- the effects of war or hostilities, and political and economic conditions, in countries that produce crude oil or other feedstocks or consume refined petroleum products, renewable diesel, ethanol or corn related co-products;
- the ability of the members of OPEC, and other petroleum-producing nations that collectively make up OPEC+, to agree on and to maintain crude oil price and production controls;
- the level of consumer demand, consumption, and overall economic activity, including the effects from seasonal fluctuations and market prices;
- refinery, renewable diesel plant, or ethanol plant overcapacity or undercapacity;
- the risk that any transactions may not provide the anticipated benefits or may result in unforeseen detriments;
- the actions taken by competitors, including both pricing and adjustments to refining capacity or renewable fuels production in response to market conditions;
- the level of competitors' imports into markets that we supply;
- accidents, unscheduled shutdowns, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, societal, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party service providers;
- changes in the cost or availability of transportation or storage capacity for feedstocks and our products;
- pressure and influence of environmental groups and other stakeholders upon policies and decisions related to the production, transportation, storage, refining, processing, marketing, and sales of crude oil or other feedstocks, refined petroleum products, renewable diesel, ethanol, or corn related co-products;
- the price, availability, technology related to, and acceptance of alternative fuels and alternative-fuel vehicles, as well as sentiment and perceptions with respect to low-carbon projects and GHG emissions more generally;
- the levels of government subsidies for, and executive orders, mandates, or other policies with respect to, alternative fuels, alternative-fuel vehicles, and other low-carbon technologies or initiatives, including those related to carbon capture, carbon sequestration, and low-carbon fuels, or affecting the price of natural gas and/or electricity;
- the volatility in the market price of compliance credits (primarily RINs needed to comply with the RFS) under the Renewable and Low-Carbon Fuel Programs and emission credits needed under other environmental emissions programs;
- delay of, cancellation of, or failure to implement planned capital or other strategic projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned projects;
- earthquakes, hurricanes, tornadoes, winter storms, droughts, floods, wildfires, and other weather events, which can unforeseeably affect the price or availability of electricity, natural gas, crude oil, waste and renewable feedstocks, corn, and other feedstocks, critical supplies, refined petroleum products, renewable diesel, and ethanol;
- rulings, judgments, or settlements in litigation or other legal or regulatory matters, such as unexpected environmental remediation or enforcement costs, including those in excess of any reserves or insurance coverage;
- legislative or regulatory action, including the introduction or enactment of legislation or rulemakings by government authorities, environmental regulations, changes to income tax rates,

41

introduction of a global minimum tax, windfall taxes or penalties, tax changes or restrictions impacting the foreign repatriation of cash, actions implemented under SBx 1-2, actions implemented under the Renewable and Low-Carbon Fuel Programs and other environmental emissions programs, including changes to volume requirements or other obligations or exemptions under the RFS, and actions arising from the EPA's or other government agencies' regulations, policies, or initiatives concerning GHGs, including mandates for or bans of specific technology, which may adversely affect our business or operations;

- changing economic, regulatory, and political environments and related events in the various countries in which we operate or otherwise do business, including trade restrictions, expropriation or impoundment of assets, failure of foreign governments and state-owned entities to honor their contracts, property disputes, economic instability, restrictions on the transfer of funds, duties and tariffs, transportation delays, import and export controls, labor unrest, security issues involving key personnel, and decisions, investigations, regulations, issuances or revocations of permits and other authorizations, and other actions, policies, and initiatives by the states, counties, cities, and other jurisdictions in the countries in which we operate or otherwise do business;
- changes in the credit ratings assigned to our debt securities and trade credit;
- the operating, financing, and distribution decisions of our joint ventures or other joint venture members that we do not control;
- changes in currency exchange rates, including the value of the Canadian dollar, the pound sterling, the euro, the Mexican peso, and the Peruvian sol relative to the U.S. dollar;
- the adequacy of capital resources and liquidity, including availability, timing, and amounts of cash flow or our ability to borrow or access financial markets;
- the costs, disruption, and diversion of resources associated with lawsuits, demands, or investigations, or campaigns and negative publicity commenced by government authorities, investors, stakeholders, or other interested parties;
- overall economic conditions, including the stability and liquidity of financial markets, and the effect thereof on consumer demand; and
- other factors generally described in the "RISK FACTORS" section included in "ITEM 1A. RISK FACTORS" in this report.

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those expressed, suggested, or forecast in any forward-looking statements. Such forward-looking statements speak only as of the date of this annual report on Form 10-K and we do not intend to update these statements unless we are required by applicable securities laws to do so.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing, as it may be updated or modified by our future filings with the SEC. We undertake no obligation to publicly release any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events unless we are required by applicable securities laws to do so.

**NON-GAAP FINANCIAL MEASURES**

The discussions in "OVERVIEW AND OUTLOOK," "RESULTS OF OPERATIONS," and "LIQUIDITY AND CAPITAL RESOURCES" below include references to financial measures that are not defined under U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures include adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable); Refining, Renewable Diesel, and Ethanol segment margin; and capital investments attributable to Valero. We have included these non-GAAP financial measures to help facilitate the comparison of operating results between years, to help assess our cash flows, and because we believe they provide useful information as discussed further below. See the tables in note (h) beginning on page 54 for reconciliations of adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable) and Refining, Renewable Diesel, and Ethanol segment margin to their most directly comparable GAAP financial measures. Also in note (h), we disclose the reasons why we believe our use of such non-GAAP financial measures provides useful information. See the table on page 61 for a reconciliation of capital investments attributable to Valero to its most directly comparable GAAP financial measure. Also on page 61, we disclose the reasons why we believe our use of this non-GAAP financial measure provides useful information.

**OVERVIEW AND OUTLOOK**

*Overview*

    **Business Operations Update**

Our results for the year ended December 31, 2023 were favorably impacted by the continued strong worldwide demand for petroleum-based transportation fuels, while the worldwide supply of those products remained constrained. This global supply and demand imbalance contributed to strong refining margins for 2023.

The strong demand for our products and continued strength in refining margins were the primary contributors to us reporting $8.8 billion of net income attributable to Valero stockholders for the year ended December 31, 2023. Our operating results for 2023, including operating results by segment, are described in the summary on the following page, and detailed descriptions can be found below under "RESULTS OF OPERATIONS" beginning on page 46.

Our operations generated $9.2 billion of cash in 2023. This cash was used to make $1.9 billion of capital investments in our business and return $6.6 billion to our stockholders through purchases of common stock for treasury and dividend payments. In addition, we reduced our outstanding debt through the purchase of $199 million of our public debt in 2023. As a result of this and other activity, our cash and cash equivalents increased by $562 million during 2023 to $5.4 billion as of December 31, 2023. We had $10.5 billion in liquidity as of December 31, 2023. The components of our liquidity and descriptions of our cash flows, capital investments, and other matters impacting our liquidity and capital resources can be found below under "LIQUIDITY AND CAPITAL RESOURCES" beginning on page 57.

**Results for the Year Ended December 31, 2023**

For 2023, we reported net income attributable to Valero stockholders of $8.8 billion compared to $11.5 billion for 2022. The decrease of $2.7 billion was primarily due to a decrease in operating income of $3.8 billion, partially offset by an increase in "other income, net" of $323 million and a decrease in income tax expense of $809 million. The details of our operating income and adjusted operating income by segment, where applicable, and in total are reflected in the following table (in millions). Adjusted operating income excludes the adjustments reflected in the tables in note (h) beginning on page 54.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | Change |
| Refining segment: | | | |
| Operating income | $ 11,511 | $ 15,803 | $ (4,292) |
| Adjusted operating income | 11,528 | 15,762 | (4,234) |
| Renewable Diesel segment: | | | |
| Operating income | 852 | 774 | 78 |
| Ethanol segment: | | | |
| Operating income | 553 | 110 | 443 |
| Adjusted operating income | 569 | 151 | 418 |
| Total company: | | | |
| Operating income | 11,858 | 15,690 | (3,832) |
| Adjusted operating income | 11,891 | 15,710 | (3,819) |

While our operating income decreased by $3.8 billion in 2023 compared to 2022, adjusted operating income also decreased by $3.8 billion primarily due to the following:

- *Refining segment.* Refining segment adjusted operating income decreased by $4.2 billion primarily due to lower gasoline and distillate (primarily diesel) margins, partially offset by higher discounts on crude oils and other feedstocks and lower operating expenses (excluding depreciation and amortization expense).

- *Renewable Diesel segment.* Renewable Diesel segment operating income increased by $78 million primarily due to lower feedstock costs and higher sales volumes, partially offset by lower product prices (primarily renewable diesel), higher operating expenses (excluding depreciation and amortization expense), and higher depreciation and amortization expense.

- *Ethanol segment.* Ethanol segment adjusted operating income increased by $418 million primarily due to lower corn prices, higher production volumes, and lower operating expenses (excluding depreciation and amortization expense), partially offset by lower ethanol and corn related co-product prices.

*Outlook*

Many uncertainties remain with respect to the supply and demand imbalance in the petroleum-based products market worldwide. While it is difficult to predict future worldwide economic activity and its impact on product supply and demand, as well as any effect that the uncertainty described in Note 2 of Notes to Consolidated Financial Statements or other political or regulatory developments may have on us, we have noted several factors below that have impacted or may impact our results of operations during the first quarter of 2024.

- Gasoline and diesel demand have returned to pre-pandemic levels and are expected to follow typical seasonal patterns. Jet fuel demand continues to improve and is approaching pre-pandemic levels in the U.S.

- Combined light product (gasoline, diesel, and jet fuel) inventories in the U.S. and Europe remain below historical levels reflecting tight global petroleum product balances, which should support continued high utilization of refining capacity.

- Crude oil discounts have widened, consistent with typical seasonal patterns and expected industry-wide refinery maintenance activity in the first quarter of 2024; however, continued sour crude oil production cuts by OPEC+ suppliers and the pending start-up of the Trans Mountain Pipeline expansion may dampen some of the seasonal effect. In addition, conflict in the Middle East, including impacts on shipping routes and freight costs, could result in increased volatility in the crude oil market and potentially impact crude oil discounts.

- Renewable diesel demand is expected to remain consistent with current levels.

- Ethanol demand is expected to follow typical seasonal patterns.

## RESULTS OF OPERATIONS

The following tables, including the reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures in note (h) beginning on page 54, highlight our results of operations, our operating performance, and market reference prices that directly impact our operations. Note references in this section can be found on pages 53 through 56.

*Financial Highlights by Segment and Total Company*
*(millions of dollars)*

| | **Refining** | **Renewable Diesel** | **Ethanol** | **Corporate and Eliminations** | **Total** |
|---|---|---|---|---|---|
| | | | **Year Ended December 31, 2023** | | |
| Revenues: | | | | | |
| Revenues from external customers | $ 136,470 | $ 3,823 | $ 4,473 | $ — | $ 144,766 |
| Intersegment revenues | 18 | 3,168 | 1,086 | (4,272) | — |
| Total revenues | 136,488 | 6,991 | 5,559 | (4,272) | 144,766 |
| Cost of sales: | | | | | |
| Cost of materials and other | 117,401 | 5,550 | 4,395 | (4,259) | 123,087 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,208 | 358 | 515 | 8 | 6,089 |
| Depreciation and amortization expense | 2,351 | 231 | 80 | (4) | 2,658 |
| Total cost of sales | 124,960 | 6,139 | 4,990 | (4,255) | 131,834 |
| Other operating expenses | 17 | — | 16 | — | 33 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) | — | — | — | 998 | 998 |
| Depreciation and amortization expense | — | — | — | 43 | 43 |
| Operating income by segment | $ 11,511 | $ 852 | $ 553 | $ (1,058) | 11,858 |
| Other income, net (e) | | | | | 502 |
| Interest and debt expense, net of capitalized interest | | | | | (592) |
| Income before income tax expense | | | | | 11,768 |
| Income tax expense | | | | | 2,619 |
| Net income | | | | | 9,149 |
| Less: Net income attributable to noncontrolling interests | | | | | 314 |
| Net income attributable to Valero Energy Corporation stockholders | | | | | $ 8,835 |

***Financial Highlights by Segment and Total Company (continued)***
***(millions of dollars)***

| | Year Ended December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | **Refining** | **Renewable Diesel** | **Ethanol** | **Corporate and Eliminations** | **Total** |
| Revenues: | | | | | |
| Revenues from external customers | $ 168,154 | $ 3,483 | $ 4,746 | $ — | $ 176,383 |
| Intersegment revenues | 56 | 2,018 | 740 | (2,814) | — |
| Total revenues | 168,210 | 5,501 | 5,486 | (2,814) | 176,383 |
| Cost of sales: | | | | | |
| Cost of materials and other (a) | 144,588 | 4,350 | 4,628 | (2,796) | 150,770 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,509 | 255 | 625 | — | 6,389 |
| Depreciation and amortization expense (b) | 2,247 | 122 | 59 | — | 2,428 |
| Total cost of sales | 152,344 | 4,727 | 5,312 | (2,796) | 159,587 |
| Asset impairment loss (c) | — | — | 61 | — | 61 |
| Other operating expenses | 63 | — | 3 | — | 66 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) (d) | — | — | — | 934 | 934 |
| Depreciation and amortization expense | — | — | — | 45 | 45 |
| Operating income by segment | $ 15,803 | $ 774 | $ 110 | $ (997) | 15,690 |
| Other income, net (e) | | | | | 179 |
| Interest and debt expense, net of capitalized interest | | | | | (562) |
| Income before income tax expense | | | | | 15,307 |
| Income tax expense (f) | | | | | 3,428 |
| Net income | | | | | 11,879 |
| Less: Net income attributable to noncontrolling interests | | | | | 351 |
| Net income attributable to Valero Energy Corporation stockholders | | | | | $ 11,528 |

*Average Market Reference Prices and Differentials*

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **Refining** | | |
| **Feedstocks (dollars per barrel)** | | |
| Brent crude oil | $ 82.27 | $ 98.86 |
| Brent less West Texas Intermediate (WTI) crude oil | 4.60 | 4.43 |
| Brent less WTI Houston crude oil | 3.15 | 2.82 |
| Brent less Dated Brent crude oil | (0.44) | (2.22) |
| Brent less Argus Sour Crude Index crude oil | 5.34 | 7.42 |
| Brent less Maya crude oil | 13.33 | 11.68 |
| Brent less Western Canadian Select Houston crude oil | 12.15 | 15.55 |
| WTI crude oil | 77.67 | 94.43 |
| | | |
| **Natural gas (dollars per million British thermal units)** | 2.23 | 5.83 |
| | | |
| **RVO (dollars per barrel) (g)** | 7.02 | 7.72 |
| | | |
| **Product margins (RVO adjusted unless otherwise noted) (dollars per barrel)** | | |
| U.S. Gulf Coast: | | |
| CBOB gasoline less Brent | 8.83 | 9.54 |
| Ultra-low-sulfur (ULS) diesel less Brent | 25.06 | 38.73 |
| Propylene less Brent (not RVO adjusted) | (47.47) | (42.73) |
| U.S. Mid-Continent: | | |
| CBOB gasoline less WTI | 17.70 | 15.88 |
| ULS diesel less WTI | 32.37 | 44.11 |
| North Atlantic: | | |
| CBOB gasoline less Brent | 15.61 | 19.24 |
| ULS diesel less Brent | 29.47 | 49.29 |
| U.S. West Coast: | | |
| CARBOB 87 gasoline less Brent | 28.45 | 31.32 |
| CARB diesel less Brent | 32.79 | 40.97 |

*Average Market Reference Prices and Differentials (continued)*

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Renewable Diesel** | | |
| New York Mercantile Exchange ULS diesel (dollars per gallon) | $ 2.81 | $ 3.54 |
| Biodiesel RIN (dollars per RIN) | 1.35 | 1.67 |
| California LCFS (dollars per metric ton) | 72.42 | 98.73 |
| U.S. Gulf Coast (USGC) used cooking oil (dollars per pound) | 0.58 | 0.77 |
| USGC distillers corn oil (dollars per pound) | 0.63 | 0.77 |
| USGC fancy bleachable tallow (dollars per pound) | 0.59 | 0.75 |
| | | |
| **Ethanol** | | |
| Chicago Board of Trade corn (dollars per bushel) | 5.65 | 6.94 |
| New York Harbor ethanol (dollars per gallon) | 2.34 | 2.57 |

*2023 Compared to 2022*

**Total Company, Corporate, and Other**

The following table includes selected financial data for the total company, corporate, and other for 2023 and 2022. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **Change** |
| Revenues | $ 144,766 | $ 176,383 | $ (31,617) |
| Cost of sales (see notes (a) and (b)) | 131,834 | 159,587 | (27,753) |
| Operating income | 11,858 | 15,690 | (3,832) |
| Adjusted operating income (see note (h)) | 11,891 | 15,710 | (3,819) |
| Other income, net (see note (e)) | 502 | 179 | 323 |
| Income tax expense (see note (f)) | 2,619 | 3,428 | (809) |

Revenues decreased by $31.6 billion in 2023 compared to 2022 primarily due to decreases in product prices for the petroleum-based transportation fuels associated with sales made by our Refining segment. This decrease in revenues was partially offset by a decrease in cost of sales of $27.8 billion primarily due to decreases in crude oil and other feedstock costs. These changes resulted in a $3.8 billion decrease in operating income, from $15.7 billion in 2022 to $11.9 billion in 2023.

Adjusted operating income also decreased by $3.8 billion, from $15.7 billion in 2022 to $11.9 billion in 2023. The components of this $3.8 billion decrease in adjusted operating income are discussed by segment in the segment analyses that follow.

"Other income, net" increased by $323 million in 2023 compared to 2022 due to the items noted in the following table (in millions):

| | Year Ended December 31, | | |
| | 2023 | 2022 | Change |
| --- | --- | --- | --- |
| Interest income on cash | $ 293 | $ 105 | $ 188 |
| Net gain from early retirement of debt (see note (e)) | 11 | 14 | (3) |
| Pension settlement charge (see note (e)) | — | (58) | 58 |
| Equity income on joint ventures and other | 198 | 118 | 80 |
| Other income, net | $ 502 | $ 179 | $ 323 |

Income tax expense decreased by $809 million in 2023 compared to 2022 primarily as a result of a decrease in income before income tax expense.

**Refining Segment Results**

The following table includes selected financial and operating data of our Refining segment for 2023 and 2022. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

| | Year Ended December 31, | | |
| | 2023 | 2022 | Change |
| --- | --- | --- | --- |
| Operating income | $ 11,511 | $ 15,803 | $ (4,292) |
| Adjusted operating income (see note (h)) | 11,528 | 15,762 | (4,234) |
| | | | |
| Refining margin (see note (h)) | 19,087 | 23,518 | (4,431) |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,208 | 5,509 | (301) |
| Depreciation and amortization expense | 2,351 | 2,247 | 104 |
| | | | |
| Throughput volumes (thousand BPD) (see note (i)) | 2,979 | 2,953 | 26 |

Refining segment operating income decreased by $4.3 billion in 2023 compared to 2022; however, Refining segment adjusted operating income, which excludes the adjustments in the table in note (h), decreased by $4.2 billion in 2023 compared to 2022. The components of this decrease in the adjusted results, along with the reasons for the changes in those components, are outlined below.

- Refining segment margin decreased by $4.4 billion in 2023 compared to 2022.

  Refining segment margin is primarily affected by the prices for the petroleum-based transportation fuels that we sell and the cost of crude oil and other feedstocks that we process. The table on page 48 reflects market reference prices and differentials that we believe impacted our Refining segment margin in 2023 compared to 2022.

  The decrease in Refining segment margin was primarily due to the following:

  ◦ A decrease in distillate (primarily diesel) margins had an unfavorable impact of approximately $5.6 billion.

◦ A decrease in gasoline margins had an unfavorable impact of approximately $529 million.

◦ Higher discounts on crude oils had a favorable impact of approximately $1.1 billion.

◦ Higher discounts on other feedstocks had a favorable impact of approximately $438 million.

- Refining segment operating expenses (excluding depreciation and amortization expense) decreased by $301 million primarily due to lower natural gas costs of $438 million, partially offset by increases in chemicals and catalyst costs of $96 million and certain employee compensation expenses of $39 million.

**Renewable Diesel Segment Results**

The following table includes selected financial and operating data of our Renewable Diesel segment for 2023 and 2022. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **Change** |
| Operating income | $ 852 | $ 774 | $ 78 |
| Renewable Diesel margin (see note (h)) | 1,441 | 1,151 | 290 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 358 | 255 | 103 |
| Depreciation and amortization expense | 231 | 122 | 109 |
| Sales volumes (thousand gallons per day) (see note (i)) | 3,539 | 2,175 | 1,364 |

Renewable Diesel segment operating income increased by $78 million in 2023 compared to 2022. The components of this increase, along with the reasons for the changes in those components, are outlined below.

- Renewable Diesel segment margin increased by $290 million in 2023 compared to 2022.

  Renewable Diesel segment margin is primarily affected by the price for the renewable diesel that we sell and the cost of the feedstocks that we process. The table on page 49 reflects market reference prices that we believe impacted our Renewable Diesel segment margin in 2023 compared to 2022.

  The increase in Renewable Diesel segment margin was primarily due to the following:

  ◦ A decrease in the cost of the feedstocks that we process had a favorable impact of approximately $1.9 billion.

  ◦ An increase in sales volumes of 1.4 million gallons per day had a favorable impact of approximately $724 million. The increase in sales volumes was primarily due to additional production resulting from the completion of the new DGD Port Arthur Plant that commenced operations in the fourth quarter of 2022.

- ◦ A decrease in product prices, primarily renewable diesel, had an unfavorable impact of approximately $2.3 billion.

- Renewable Diesel segment operating expenses (excluding depreciation and amortization expense) increased by $103 million primarily due to increased costs resulting from the new DGD Port Arthur Plant that commenced operations in the fourth quarter of 2022.

- Renewable Diesel segment depreciation and amortization expense increased by $109 million primarily due to depreciation expense associated with the new DGD Port Arthur Plant that commenced operations in the fourth quarter of 2022.

### Ethanol Segment Results

The following table includes selected financial and operating data of our Ethanol segment for 2023 and 2022. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **Change** |
| Operating income | $ 553 | $ 110 | $ 443 |
| Adjusted operating income (see note (h)) | 569 | 151 | 418 |
| | | | |
| Ethanol margin (see note (h)) | 1,164 | 858 | 306 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 515 | 625 | (110) |
| Depreciation and amortization expense (see note (b)) | 80 | 59 | 21 |
| Asset impairment loss (see note (c)) | — | 61 | (61) |
| | | | |
| Production volumes (thousand gallons per day) (see note (i)) | 4,367 | 3,866 | 501 |

Ethanol segment operating income increased by $443 million in 2023 compared to 2022; however, Ethanol segment adjusted operating income, which excludes the adjustments in the table in note (h), increased by $418 million in 2023 compared to 2022. The components of this increase in the adjusted results, along with the reasons for the changes in these components, are outlined below.

- Ethanol segment margin increased by $306 million in 2023 compared to 2022.

  Ethanol segment margin is primarily affected by prices for the ethanol and corn related co-products that we sell and the cost of corn that we process. The table on page 49 reflects market reference prices that we believe impacted our Ethanol segment margin in 2023 compared to 2022.

  The increase in Ethanol segment margin was primarily due to the following:

  - ◦ Lower corn prices had a favorable impact of approximately $618 million.

- An increase in production volumes of 501,000 gallons per day had a favorable impact of approximately $150 million.

- Lower ethanol prices had an unfavorable impact of approximately $337 million.

- Lower prices for the corn related co-products that we produce, primarily DDGs and inedible distillers corn oils, had an unfavorable impact of approximately $129 million.

- Ethanol segment operating expenses (excluding depreciation and amortization expense) decreased by $110 million primarily due to lower natural gas costs.

_____

The following notes relate to references on pages 46 through 52.

(a) Under the RFS program, the EPA is required to set annual quotas for the volume of renewable fuels that obligated parties, such as us, must blend into petroleum-based transportation fuels consumed in the U.S. The quotas are used to determine an obligated party's RVO. The EPA released a final rule on June 3, 2022 that, among other things, modified the volume standards for 2020 and, for the first time, established volume standards for 2021 and 2022.

In 2020, we recognized the cost of the RVO using the 2020 quotas set by the EPA at that time, and in 2021 and the three months ended March 31, 2022, we recognized the cost of the RVO using our estimates of the quotas. As a result of the final rule released by the EPA as noted above, we recognized a benefit of $104 million in the year ended December 31, 2022 primarily related to the modification of the 2020 quotas.

(b) Depreciation and amortization expense for the year ended December 31, 2022 includes a gain of $23 million on the sale of our ethanol plant located in Jefferson, Wisconsin (Jefferson ethanol plant).

(c) Our ethanol plant located in Lakota, Iowa (Lakota ethanol plant) was previously configured to produce USP-grade ethanol, a higher grade ethanol suitable for hand sanitizer blending that has a higher market value than fuel-grade ethanol. During 2022, demand for USP-grade ethanol declined and had a negative impact on the profitability of the plant. As a result, we tested the recoverability of the carrying value of the Lakota ethanol plant and concluded that it was impaired. Therefore, we reduced the carrying value of the plant to its estimated fair value and recognized an asset impairment loss of $61 million in the year ended December 31, 2022.

(d) General and administrative expenses (excluding depreciation and amortization expense) for the year ended December 31, 2022 includes a charge of $20 million for an environmental reserve adjustment associated with a non-operating site.

(e) "Other income, net" includes the following:

- a net gain of $11 million in the year ended December 31, 2023 related to the early retirement of $199 million aggregate principal amount of various series of our senior notes;

- a net gain of $14 million in the year ended December 31, 2022 related to the early retirement of approximately $3.1 billion aggregate principal amount of various series of our senior notes; and

- a pension settlement charge of $58 million in the year ended December 31, 2022 resulting from a greater number of employees that retired in 2022 who elected lump sum benefit payments from our defined benefit pension plans than estimated.

(f) Income tax expense for the year ended December 31, 2022 includes deferred income tax expense of $51 million associated with the recognition of a deferred tax liability for foreign withholding tax on the repatriation of cash held by one of our international subsidiaries that we considered no longer permanently reinvested in our operations in that country.

(g) The RVO cost represents the average market cost on a per barrel basis to comply with the RFS program. The RVO cost is calculated by multiplying (i) the average market price during the applicable period for the RINs associated with each class of renewable fuel (i.e., biomass-based diesel, cellulosic biofuel, advanced biofuel, and total renewable fuel) by (ii) the quotas for the volume of each class of renewable fuel that must be blended into petroleum-based transportation fuels consumed in the U.S., as set or proposed by the EPA, on a percentage basis for each class of renewable fuel and adding together the results of each calculation.

(h) We use certain financial measures (as noted below) that are not defined under GAAP and are considered to be non-GAAP financial measures.

We have defined these non-GAAP measures and believe they are useful to the external users of our financial statements, including industry analysts, investors, lenders, and rating agencies. We believe these measures are useful to assess our ongoing financial performance because, when reconciled to their most comparable GAAP measures, they provide improved comparability between periods after adjusting for certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These non-GAAP measures should not be considered as alternatives to their most comparable GAAP measures nor should they be considered in isolation or as a substitute for an analysis of our results of operations as reported under GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures used by other companies because we may define them differently, which diminishes their utility.

Non-GAAP financial measures are as follows (in millions):

- **Refining margin** is defined as Refining segment operating income excluding the modification of RVO adjustment, operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, and other operating expenses, as reflected in the table below.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **Reconciliation of Refining operating income to Refining margin** | | |
| Refining operating income | $ 11,511 | $ 15,803 |
| Adjustments: | | |
| Modification of RVO (see note (a)) | — | (104) |
| Operating expenses (excluding depreciation and amortization expense) | 5,208 | 5,509 |
| Depreciation and amortization expense | 2,351 | 2,247 |
| Other operating expenses | 17 | 63 |
| Refining margin | $ 19,087 | $ 23,518 |

- **Renewable Diesel margin** is defined as Renewable Diesel segment operating income excluding operating expenses (excluding depreciation and amortization expense) and depreciation and amortization expense, as reflected in the table below.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Reconciliation of Renewable Diesel operating income to Renewable Diesel margin** | | |
| Renewable Diesel operating income | $ 852 | $ 774 |
| Adjustments: | | |
| Operating expenses (excluding depreciation and amortization expense) | 358 | 255 |
| Depreciation and amortization expense | 231 | 122 |
| Renewable Diesel margin | $ 1,441 | $ 1,151 |

- **Ethanol margin** is defined as Ethanol segment operating income excluding operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, the asset impairment loss, and other operating expenses, as reflected in the table below.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Reconciliation of Ethanol operating income to Ethanol margin** | | |
| Ethanol operating income | $ 553 | $ 110 |
| Adjustments: | | |
| Operating expenses (excluding depreciation and amortization expense) | 515 | 625 |
| Depreciation and amortization expense (see note (b)) | 80 | 59 |
| Asset impairment loss (see note (c)) | — | 61 |
| Other operating expenses | 16 | 3 |
| Ethanol margin | $ 1,164 | $ 858 |

- **Adjusted Refining operating income** is defined as Refining segment operating income excluding the modification of RVO adjustment and other operating expenses, as reflected in the table below.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Reconciliation of Refining operating income to adjusted Refining operating income** | | |
| Refining operating income | $ 11,511 | $ 15,803 |
| Adjustments: | | |
| Modification of RVO (see note (a)) | — | (104) |
| Other operating expenses | 17 | 63 |
| Adjusted Refining operating income | $ 11,528 | $ 15,762 |

- **Adjusted Ethanol operating income** is defined as Ethanol segment operating income excluding the gain on sale of ethanol plant, the asset impairment loss, and other operating expenses, as reflected in the table below.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| **Reconciliation of Ethanol operating income to adjusted Ethanol operating income** | | | | |
| Ethanol operating income | $ | 553 | $ | 110 |
| Adjustments: | | | | |
| Gain on sale of ethanol plant (see note (b)) | | — | | (23) |
| Asset impairment loss (see note (c)) | | — | | 61 |
| Other operating expenses | | 16 | | 3 |
| Adjusted Ethanol operating income | $ | 569 | $ | 151 |

- **Adjusted operating income** is defined as total company operating income excluding the modification of RVO adjustment, the gain on sale of ethanol plant, the asset impairment loss, the environmental reserve adjustment, and other operating expenses, as reflected in the table below.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2023** | | **2022** | |
| **Reconciliation of total company operating income to adjusted operating income** | | | | |
| Total company operating income | $ | 11,858 | $ | 15,690 |
| Adjustments: | | | | |
| Modification of RVO (see note (a)) | | — | | (104) |
| Gain on sale of ethanol plant (see note (b)) | | — | | (23) |
| Asset impairment loss (see note (c)) | | — | | 61 |
| Environmental reserve adjustment (see note (d)) | | — | | 20 |
| Other operating expenses | | 33 | | 66 |
| Adjusted operating income | $ | 11,891 | $ | 15,710 |

(i) We use throughput volumes, sales volumes, and production volumes for the Refining segment, Renewable Diesel segment, and Ethanol segment, respectively, due to their general use by others who operate facilities similar to those included in our segments.

## LIQUIDITY AND CAPITAL RESOURCES

*Our Liquidity*

Our liquidity consisted of the following as of December 31, 2023 (in millions):

| | | |
|---|---|---|
| Available capacity from our committed facilities (a): | | |
| Valero Revolver | $ | 3,996 |
| Accounts receivable sales facility | | 1,300 |
| Total available capacity | | 5,296 |
| Cash and cash equivalents (b) | | 5,164 |
| Total liquidity | $ | 10,460 |

_____
(a)  Excludes the committed facilities of the consolidated VIEs.
(b)  Excludes $260 million of cash and cash equivalents related to the consolidated VIEs that is for their use only.

Information about our outstanding borrowings, letters of credit issued, and availability under our credit facilities is reflected in Note 9 of Notes to Consolidated Financial Statements.

Our debt and financing agreements do not have rating agency triggers that would automatically require us to post additional collateral. However, in the event of certain downgrades of our senior unsecured debt by the ratings agencies, the cost of borrowings under some of our bank credit facilities and other arrangements may increase. As of December 31, 2023, all of our ratings on our senior unsecured debt, including debt guaranteed by us, were at or above investment grade level as follows:

| Rating Agency | Rating |
|---|---|
| Moody's Investors Service | Baa2 (stable outlook) |
| Standard & Poor's Ratings Services | BBB (stable outlook) |
| Fitch Ratings | BBB (stable outlook) |

We cannot provide assurance that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell, or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction below investment grade or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing and the cost of such financings.

We believe we have sufficient funds from operations and from available capacity under our credit facilities to fund our ongoing operating requirements and other commitments over the next 12 months and thereafter for the foreseeable future. We expect that, to the extent necessary, we can raise additional cash through equity or debt financings in the public and private capital markets or the arrangement of additional credit facilities. However, there can be no assurances regarding the availability of any future financings or additional credit facilities or whether such financings or additional credit facilities can be made available on terms that are acceptable to us.

**Cash Flows**

Components of our cash flows are set forth below (in millions):

| | Year Ended December 31, | |
| | 2023 | 2022 |
|---|---|---|
| Cash flows provided by (used in): | | |
| Operating activities | $ 9,229 | $ 12,574 |
| Investing activities | (1,865) | (2,805) |
| Financing activities: | | |
| Debt issuance and borrowings | 2,420 | 3,153 |
| Repayments of debt and finance lease obligations (including premiums paid on early retirement of debt) | (2,687) | (6,019) |
| Return to stockholders: | | |
| Purchases of common stock for treasury | (5,136) | (4,577) |
| Common stock dividend payments | (1,452) | (1,562) |
| Return to stockholders | (6,588) | (6,139) |
| Other financing activities | (86) | 156 |
| Financing activities | (6,941) | (8,849) |
| Effect of foreign exchange rate changes on cash | 139 | (180) |
| Net increase in cash and cash equivalents | $ 562 | $ 740 |

*Cash Flows for the Year Ended December 31, 2023*

In 2023, we used the $9.2 billion of cash generated by our operations and the $2.4 billion in debt borrowings to make $1.9 billion of investments in our business, repay $2.7 billion of debt and finance lease obligations (including premiums paid on the early retirement of debt), return $6.6 billion to our stockholders through purchases of our common stock for treasury and dividend payments, and increase our available cash on hand by $562 million. The debt borrowings and repayments are described in Note 9 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $9.2 billion of cash in 2023, driven primarily by net income of $9.1 billion and noncash charges to income of $2.4 billion, partially offset by an unfavorable change in working capital of $2.3 billion. Noncash charges primarily included $2.7 billion of depreciation and amortization expense and $103 million of deferred income tax expense. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 18 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities primarily consisted of $1.9 billion in capital investments, as defined below under "Capital Investments," of which $294 million related to capital investments made by DGD.

*Cash Flows for the Year Ended December 31, 2022*

In 2022, we used the $12.6 billion of cash generated by our operations and the $3.2 billion from the debt issuance and borrowings to make $2.8 billion of investments in our business, repay $6.0 billion of debt and finance lease obligations (including premiums paid on the early retirement of debt), return $6.1 billion to our stockholders through purchases of our common stock for treasury and dividend payments, and increase our available cash on hand by $740 million. The debt issuance, borrowings, and repayments are described in Note 9 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $12.6 billion of cash in 2022, driven primarily by net income of $11.9 billion and noncash charges to income of $2.3 billion, partially offset by an unfavorable change in working capital of $1.6 billion. Noncash charges primarily included $2.5 billion of depreciation and amortization expense, $50 million of deferred income tax expense, and a $61 million asset impairment loss associated with our Lakota ethanol plant, as described in Note 6 of Notes to Consolidated Financial Statements. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 18 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities of $2.8 billion primarily consisted of $2.7 billion in capital investments, of which $879 million related to capital investments made by DGD.

*Our Capital Resources*

Our material cash requirements as of December 31, 2023 primarily consist of working capital requirements, capital investments, contractual obligations, and other matters, as described below. Our operations have historically generated positive cash flows to fulfill our working capital requirements and other uses of cash as discussed below.

**Capital Investments**

Capital investments are comprised of our capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, as reflected in our statements of cash flows as shown on page 76. Capital investments exclude acquisitions, if any.

We also identify our capital investments by the nature of the project with which the expenditure is associated as follows:

• *Sustaining capital investments* are generally associated with projects that are expected to extend the lives of our property assets, sustain their operating capabilities and safety (including deferred turnaround and catalyst cost expenditures), or comply with regulatory requirements. Regulatory compliance capital investments are generally associated with projects that are incurred to comply with government regulatory requirements, such as requirements to reduce emissions and prohibited elements from our products.

• *Growth capital investments*, including low-carbon growth capital investments that support the development and growth of our low-carbon renewable diesel and ethanol businesses, are generally associated with projects for the construction of new property assets that are expected to enhance our profitability and cash-generating capabilities, including investments in nonconsolidated joint ventures.

We have developed an extensive multi-year capital investment program, which we update and revise based on changing internal and external factors. The following table reflects our expected capital investments for the year ending December 31, 2024 by nature of the project and reportable segment, along with historical amounts for the years ended December 31, 2023 and 2022 (in millions). The following table also reflects capital investments attributable to Valero, which is a non-GAAP measure that we define and reconcile to capital investments below under "Capital Investments Attributable to Valero."

| | Year Ending December 31, 2024 (a) | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- | --- |
| | | | 2023 | | 2022 |
| **Capital investments by nature of the project (b):** | | | | | |
| Sustaining capital investments | $ | 1,620 | $ | 1,486 | $ 1,368 |
| Growth capital investments: | | | | | |
| Low-carbon growth capital investments | | 345 | | 237 | 836 |
| Other growth capital investments | | 200 | | 193 | 534 |
| Total growth capital investments | | 545 | | 430 | 1,370 |
| Total capital investments | $ | 2,165 | $ | 1,916 | $ 2,738 |
| **Capital investments by segment:** | | | | | |
| Refining | $ | 1,605 | $ | 1,488 | $ 1,764 |
| Renewable Diesel | | 430 | | 294 | 879 |
| Ethanol | | 60 | | 43 | 22 |
| Corporate | | 70 | | 91 | 73 |
| Total capital investments | | 2,165 | | 1,916 | 2,738 |
| Adjustments: | | | | | |
| Renewable Diesel capital investments attributable to the other joint venture member in DGD | | (215) | | (147) | (439) |
| Capital expenditures of other VIEs | | — | | (11) | (40) |
| Capital investments attributable to Valero | $ | 1,950 | $ | 1,758 | $ 2,259 |

_____

(a) All expected amounts for the year ending December 31, 2024 exclude capital expenditures that the consolidated VIEs (other than DGD) may incur because we do not operate those VIEs.

(b) Capital investments attributable to Valero by nature of the project are as follows (in millions):

| | Year Ending December 31, 2024 | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- | --- |
| | | | 2023 | | 2022 |
| Sustaining capital investments | $ | 1,565 | $ | 1,449 | $ 1,340 |
| Growth capital investments: | | | | | |
| Low-carbon growth capital investments | | 185 | | 126 | 422 |
| Other growth capital investments | | 200 | | 183 | 497 |
| Total growth capital investments | | 385 | | 309 | 919 |
| Capital investments attributable to Valero | $ | 1,950 | $ | 1,758 | $ 2,259 |

We have publicly announced GHG emissions reduction/displacement targets and a long-term ambition. We believe that our allocation of growth capital into low-carbon projects to date has been consistent with such targets and ambition. Certain low-carbon projects have been completed or are already in execution and the associated capital investments are included in our expected capital investments for 2024. Our capital investments in future years to achieve these targets and ambition are expected to include investments associated with certain low-carbon projects currently at various stages of progress, evaluation, or approval. See "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Our Low-Carbon Projects*" for a description of our low-carbon projects.

**Capital Investments Attributable to Valero**

Capital investments attributable to Valero is a non-GAAP financial measure that reflects our net share of capital investments and is defined as all capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, excluding the portion of DGD's capital investments attributable to the other joint venture member and all of the capital expenditures of other consolidated VIEs.

We are a 50 percent joint venture member in DGD and consolidate its financial statements, and DGD's operations compose our Renewable Diesel segment. As a result, all of DGD's net cash provided by operating activities (or operating cash flow) is included in our consolidated net cash provided by operating activities. DGD's members use DGD's operating cash flow (excluding changes in its current assets and current liabilities) to fund its capital investments rather than distribute all of that cash to themselves. Because DGD's operating cash flow is effectively attributable to each member, only 50 percent of DGD's capital investments should be attributed to our net share of capital investments. We also exclude all of the capital expenditures of other VIEs that we consolidate because we do not operate those VIEs. See Note 12 of Notes to Consolidated Financial Statements for more information about the VIEs that we consolidate. We believe capital investments attributable to Valero is an important measure because it more accurately reflects our capital investments.

Capital investments attributable to Valero should not be considered as an alternative to capital investments, which is the most comparable GAAP measure, nor should it be considered in isolation or as a substitute for an analysis of our cash flows as reported under GAAP. In addition, this non-GAAP measure may not be comparable to similarly titled measures used by other companies because we may define it differently, which may diminish its utility.

The following table (in millions) reconciles our capital investments to capital investments attributable to Valero for the years ended December 31, 2023 and 2022.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Reconciliation of capital investments to capital investments attributable to Valero | | |
| Capital expenditures (excluding VIEs) | $ 665 | $ 788 |
| Capital expenditures of VIEs: | | |
| DGD | 235 | 853 |
| Other VIEs | 11 | 40 |
| Deferred turnaround and catalyst cost expenditures (excluding VIEs) | 946 | 1,030 |
| Deferred turnaround and catalyst cost expenditures of DGD | 59 | 26 |
| Investments in nonconsolidated joint ventures | — | 1 |
| Capital investments | 1,916 | 2,738 |
| Adjustments: | | |
| DGD's capital investments attributable to our joint venture member | (147) | (439) |
| Capital expenditures of other VIEs | (11) | (40) |
| Capital investments attributable to Valero | $ 1,758 | $ 2,259 |

**Contractual Obligations**

Below is a summary of our contractual obligations (in millions) as of December 31, 2023 that are expected to be paid within the next year and thereafter. These obligations are reflected in our balance sheets, except (i) the interest payments related to debt obligations, operating lease liabilities, and finance lease obligations and (ii) purchase obligations.

| | Payments Due by Period | | |
| --- | --- | --- | --- |
| | Short-Term | Long-Term | Total |
| Debt obligations (a) | $ 1,197 | $ 8,098 | $ 9,295 |
| Interest payments related to debt obligations (b) | 478 | 4,873 | 5,351 |
| Operating lease liabilities (c) | 398 | 1,002 | 1,400 |
| Finance lease obligations (c) | 312 | 3,026 | 3,338 |
| Other long-term liabilities (d) | — | 1,510 | 1,510 |
| Purchase obligations (e) | 17,852 | 9,554 | 27,406 |

_____

(a) Debt obligations and a maturity analysis of our debt are described in Note 9 of Notes to Consolidated Financial Statements. Debt obligations exclude amounts related to net unamortized debt issuance costs and other.

(b) Interest payments related to debt obligations are the expected payments based on information available as of December 31, 2023.

(c) Operating lease liabilities, finance lease obligations, and maturity analyses of remaining minimum lease payments are described in Note 5 of Notes to Consolidated Financial Statements. Operating lease liabilities and finance lease obligations reflected in this table include related interest expense.

(d) Other long-term liabilities are described in Note 8 of Notes to Consolidated Financial Statements. Other long-term liabilities exclude amounts related to the long-term portion of operating lease liabilities that are separately presented above.

(e) Purchase obligations are described in Note 10 of Notes to Consolidated Financial Statements. Purchase obligations are based on (i) fixed or minimum quantities to be purchased and (ii) fixed or estimated prices to be paid based on current market conditions.

The amount outstanding associated with the IEnova Revolver, as defined and described in Note 9 of Notes to Consolidated Financial Statements, is reflected in current portion of debt and finance lease obligations in our balance sheet as of December 31, 2023, and also included in the table above in debt obligations – short-term. The IEnova Revolver is subject to repayment on demand; however, we do not expect the lender to demand repayment during the next 12 months. Thus, the final cash flows for this instrument cannot be predicted with certainty at this time.

In 2023, we used cash on hand to purchase and retire $199 million of our public debt. We will continue to evaluate further deleveraging opportunities.

We previously announced our participation in Navigator's proposed large-scale carbon capture and sequestration pipeline system in the Mid-Continent region of the U.S. In October 2023, Navigator announced that it decided to cancel this project. Under the terms of agreements associated with the project, we may have some rights from and obligations to Navigator, including a portion of the aggregate project costs to date, but we do not expect such obligation will be material.

We have not entered into any transactions, agreements, or other contractual arrangements that would result in off-balance sheet liabilities.

**Other Matters Impacting Liquidity and Capital Resources**

*Stock Purchase Programs*

During the year ended December 31, 2023, we purchased for treasury 39,717,265 of our shares for a total cost of $5.2 billion. As of December 31, 2023, we had $2.2 billion remaining available for purchase under the September 2023 Program. On February 22, 2024, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, which is in addition to the amount remaining under the September 2023 Program. We will continue to evaluate the timing of purchases when appropriate. We have no obligation to make purchases under these programs.

*Pension Plan Funding*

We plan to contribute $113 million to our pension plans and $22 million to our other postretirement benefit plans during 2024. See Note 13 of Notes to Consolidated Financial Statements for a discussion of our employee benefit plans.

*Cash Held by Our Foreign Subsidiaries*

As of December 31, 2023, $4.3 billion of our cash and cash equivalents was held by our foreign subsidiaries. Cash held by our foreign subsidiaries can be repatriated to us through dividends without any U.S. federal income tax consequences, but certain other taxes may apply, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. Therefore, there is a cost to repatriate cash held by certain of our foreign subsidiaries to us.

*Environmental Matters*

Our operations are subject to extensive environmental regulations by government authorities relating to, among other matters, the discharge of materials into the environment, climate, waste management, pollution prevention measures, GHG and other emissions, our facilities and operations, and characteristics and composition of many of our products. Because environmental laws and regulations are becoming more complex and stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future costs and expenditures required for environmental matters could increase. See Note 8 of Notes to Consolidated Financial Statements for disclosure of our environmental liabilities. In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for these liabilities under "Environmental Matters." See also "ITEMS 1. and 2. BUSINESS AND PROPERTIES— GOVERNMENT REGULATIONS" and the items incorporated by reference therein.

*Concentration of Customers*

Our operations have a concentration of customers in the refining industry and customers who are refined petroleum product wholesalers and retailers. These concentrations of customers may impact our overall exposure to credit risk, either positively or negatively, in that these customers may be similarly affected by changes in economic or other conditions, including the uncertainties concerning worldwide events causing volatility in the global crude oil markets. However, we believe that our portfolio of accounts receivable is sufficiently diversified to the extent necessary to minimize potential credit risk. Historically, we have not had any significant problems collecting our accounts receivable. See also "ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks—*We are subject to risks arising from legal, political, and regulatory developments regarding climate, GHG emissions, and the environment.*"

**CRITICAL ACCOUNTING ESTIMATES**

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The following summary provides further information about our critical accounting policies that involve critical accounting estimates, and should be read in conjunction with Note 1 of Notes to Consolidated Financial Statements, which summarizes our significant accounting policies. The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. We believe that all of our estimates are reasonable. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates is not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

*Unrecognized Tax Benefits*

We take tax positions in our tax returns from time to time that ultimately may not be allowed by the relevant taxing authorities. When we take such positions, we evaluate the likelihood of sustaining those positions and determine the amount of tax benefit arising from such positions, if any, that should be recognized in our financial statements. Tax benefits not recognized by us are recorded as a liability for unrecognized tax benefits, which represents our potential future obligation to various taxing authorities if the tax positions are not sustained.

The evaluation of tax positions and the determination of the benefit arising from such positions that are recognized in our financial statements requires us to make significant judgments and estimates based on an analysis of complex tax laws and regulations and related interpretations. These judgments and estimates are subject to change due to many factors, including the progress of ongoing tax audits, case law, and changes in legislation.

Details of our changes in unrecognized tax benefits, along with other information about our unrecognized tax benefits, are included in Note 15 of Notes to Consolidated Financial Statements.

*Impairment of Long-Lived Assets*

Long-lived assets (primarily property, plant, and equipment) are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

In order to test for recoverability, we must make estimates of projected cash flows related to the asset being evaluated. Such estimates include, but are not limited to, assumptions about future sales volumes, commodity prices, operating costs, margins, the use or disposition of the asset, the asset's estimated remaining useful life, and future expenditures necessary to maintain the asset's existing service potential in light of existing and expected regulations. Due to the significant subjectivity of the assumptions used to test for recoverability, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings.

New environmental and tax laws and regulations, as well as changes to existing laws and regulations, are continuously being enacted or proposed. The implementation of future legislative and regulatory initiatives (such as those discussed in ITEM 1A. RISK FACTORS) that may adversely affect our operations could indicate that the carrying value of an asset may not be recoverable and result in an impairment loss that could be material. If the circumstances that trigger an impairment also result in a reduction in the estimated useful life of the asset, then we may also be required to recognize an asset retirement obligation for that asset.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### COMMODITY PRICE RISK

We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn), the products we produce, and natural gas used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, including futures and options to manage the volatility of:

- inventories and firm commitments to purchase inventories generally for amounts by which our current year inventory levels (determined on a LIFO basis) differ from our previous year-end LIFO inventory levels; and

- forecasted purchases and/or product sales at existing market prices that we deem favorable.

Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that is periodically reviewed with our Board and/or relevant Board committee.

As of December 31, 2023 and 2022, the amount of gain or loss that would have resulted from a 10 percent increase or decrease in the underlying price for all of our commodity derivative instruments entered into for purposes other than trading with which we have market risk was not material. See Note 20 of Notes to Consolidated Financial Statements for notional volumes associated with these derivative contracts as of December 31, 2023.

### COMPLIANCE PROGRAM PRICE RISK

We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. As of December 31, 2023 and 2022, the amount of gain or loss in the fair value of derivative instruments that would have resulted from a 10 percent increase or decrease in the underlying price of the contracts was not material. See Note 20 of Notes to Consolidated Financial Statements for a discussion about these blending programs.

## INTEREST RATE RISK

The following tables provide information about our debt instruments (dollars in millions), the fair values of which are sensitive to changes in interest rates. A 10 percent increase or decrease in our floating interest rates would not have a material effect to our results of operations. Principal cash flows and related weighted-average interest rates by expected maturity dates are presented. See Note 9 of Notes to Consolidated Financial Statements for additional information related to our debt.

|  | December 31, 2023 (a) | | | | | | | |
|  | Expected Maturity Dates | | | | | | | |
|  | 2024 | 2025 | 2026 | 2027 | 2028 | There-after | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Fixed rate | $ 167 | $ 441 | $ 672 | $ 564 | $ 1,047 | $ 5,374 | $ 8,265 | $ 8,079 |
| Average interest rate | 1.2% | 3.2% | 4.2% | 2.2% | 4.4% | 5.5% | 4.8% | |
| Floating rate | $ 1,030 | $ — | $ — | $ — | $ — | $ — | $ 1,030 | $ 1,030 |
| Average interest rate | 8.7% | —% | —% | —% | —% | —% | 8.7% | |

|  | December 31, 2022 (a) | | | | | | | |
|  | Expected Maturity Dates | | | | | | | |
|  | 2023 | 2024 | 2025 | 2026 | 2027 | There-after | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Fixed rate | $ — | $ 167 | $ 441 | $ 672 | $ 578 | $ 6,606 | $ 8,464 | $ 8,041 |
| Average interest rate | —% | 1.2% | 3.2% | 4.2% | 2.2% | 5.3% | 4.8% | |
| Floating rate | $ 861 | $ — | $ — | $ — | $ — | $ — | $ 861 | $ 861 |
| Average interest rate | 7.1% | —% | —% | —% | —% | —% | 7.1% | |

_____
(a) Excludes unamortized discounts and debt issuance costs.

## FOREIGN CURRENCY RISK

We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of those operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. As of December 31, 2023 and 2022, the fair value of our foreign currency contracts was not material.

See Note 20 of Notes to Consolidated Financial Statements for a discussion about our foreign currency risk management activities.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Valero Energy Corporation. Our management evaluated the effectiveness of Valero's internal control over financial reporting as of December 31, 2023. In its evaluation, management used the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management believes that as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which begins on page 70 of this report.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders
Valero Energy Corporation:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Valero Energy Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Assessment of gross unrecognized tax benefits*

As discussed in Note 15 to the consolidated financial statements, as of December 31, 2023, the Company has gross unrecognized tax benefits, excluding related interest and penalties, of $186 million. The Company's tax positions are subject to examination by local taxing authorities and resolution of such examinations may span multiple years. Due to the complexities inherent in the interpretation of income tax laws in domestic and foreign jurisdictions, it is uncertain whether some of the Company's income tax positions will be sustained upon examination.

We identified the assessment of the Company's gross unrecognized tax benefits as a critical audit matter. Complex auditor judgment was required in evaluating the Company's interpretation of income tax laws and assessing the Company's determination of the ultimate resolution of its income tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process. This included controls to evaluate which of the Company's income tax positions may not be sustained upon examination and estimate the gross unrecognized tax benefits. We involved domestic and international income tax professionals with specialized skills and knowledge, who assisted in:

- obtaining an understanding and evaluating the Company's income tax positions as filed or intended to be filed
- evaluating the Company's interpretation of income tax laws by developing an independent assessment of the Company's income tax positions and comparing the results to the Company's assessment
- inspecting settlements and communications with applicable taxing authorities
- assessing the expiration of applicable statutes of limitations.

In addition, we evaluated the Company's ability to estimate its gross unrecognized tax benefits by comparing historical uncertain income tax positions, including the gross unrecognized tax benefits, to actual results upon conclusion of tax examinations.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

San Antonio, Texas
February 22, 2024

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Valero Energy Corporation:

*Opinion on Internal Control Over Financial Reporting*

We have audited Valero Energy Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

San Antonio, Texas
February 22, 2024

# VALERO ENERGY CORPORATION
## CONSOLIDATED BALANCE SHEETS
### (millions of dollars, except par value)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 5,424 | $ | 4,862 |
| Receivables, net | | 12,525 | | 11,919 |
| Inventories | | 7,583 | | 6,752 |
| Prepaid expenses and other | | 689 | | 600 |
| Total current assets | | 26,221 | | 24,133 |
| Property, plant, and equipment, at cost | | 51,668 | | 50,576 |
| Accumulated depreciation | | (21,459) | | (19,598) |
| Property, plant, and equipment, net | | 30,209 | | 30,978 |
| Deferred charges and other assets, net | | 6,626 | | 5,871 |
| Total assets | $ | 63,056 | $ | 60,982 |
| **LIABILITIES AND EQUITY** | | | | |
| Current liabilities: | | | | |
| Current portion of debt and finance lease obligations | $ | 1,406 | $ | 1,109 |
| Accounts payable | | 12,567 | | 12,728 |
| Accrued expenses | | 1,240 | | 1,215 |
| Taxes other than income taxes payable | | 1,452 | | 1,568 |
| Income taxes payable | | 137 | | 841 |
| Total current liabilities | | 16,802 | | 17,461 |
| Debt and finance lease obligations, less current portion | | 10,118 | | 10,526 |
| Deferred income tax liabilities | | 5,349 | | 5,217 |
| Other long-term liabilities | | 2,263 | | 2,310 |
| Commitments and contingencies | | | | |
| Equity: | | | | |
| Valero Energy Corporation stockholders' equity: | | | | |
| Common stock, $0.01 par value; 1,200,000,000 shares authorized; 673,501,593 and 673,501,593 shares issued | | 7 | | 7 |
| Additional paid-in capital | | 6,901 | | 6,863 |
| Treasury stock, at cost; 340,199,677 and 301,372,958 common shares | | (25,322) | | (20,197) |
| Retained earnings | | 45,630 | | 38,247 |
| Accumulated other comprehensive loss | | (870) | | (1,359) |
| Total Valero Energy Corporation stockholders' equity | | 26,346 | | 23,561 |
| Noncontrolling interests | | 2,178 | | 1,907 |
| Total equity | | 28,524 | | 25,468 |
| Total liabilities and equity | $ | 63,056 | $ | 60,982 |

See Notes to Consolidated Financial Statements.

# VALERO ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME
### (millions of dollars, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Revenues (a) | $144,766 | $176,383 | $113,977 |
| Cost of sales: | | | |
|   Cost of materials and other | 123,087 | 150,770 | 102,714 |
|   Operating expenses (excluding depreciation and amortization expense reflected below) | 6,089 | 6,389 | 5,776 |
|   Depreciation and amortization expense | 2,658 | 2,428 | 2,358 |
|     Total cost of sales | 131,834 | 159,587 | 110,848 |
| Asset impairment loss | — | 61 | — |
| Other operating expenses | 33 | 66 | 87 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) | 998 | 934 | 865 |
| Depreciation and amortization expense | 43 | 45 | 47 |
| Operating income | 11,858 | 15,690 | 2,130 |
| Other income, net | 502 | 179 | 16 |
| Interest and debt expense, net of capitalized interest | (592) | (562) | (603) |
| Income before income tax expense | 11,768 | 15,307 | 1,543 |
| Income tax expense | 2,619 | 3,428 | 255 |
| Net income | 9,149 | 11,879 | 1,288 |
|   Less: Net income attributable to noncontrolling interests | 314 | 351 | 358 |
| Net income attributable to Valero Energy Corporation stockholders | $ 8,835 | $ 11,528 | $ 930 |
| | | | |
| Earnings per common share | $ 24.93 | $ 29.05 | $ 2.27 |
|   Weighted-average common shares outstanding (in millions) | 353 | 395 | 407 |
| | | | |
| Earnings per common share – assuming dilution | $ 24.92 | $ 29.04 | $ 2.27 |
|   Weighted-average common shares outstanding – assuming dilution (in millions) | 353 | 396 | 407 |

————————————

Supplemental information:

| | | | |
|---|---|---|---|
| (a) Includes excise taxes on sales by certain of our foreign operations | $ 5,765 | $ 5,194 | $ 5,645 |

See Notes to Consolidated Financial Statements.

**VALERO ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(millions of dollars)**

|  | Year Ended December 31, | | |
|  | **2023** | **2022** | **2021** |
|---|---|---|---|
| Net income | $ 9,149 | $ 11,879 | $ 1,288 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustment | 433 | (613) | (47) |
| Net gain on pension and other postretirement benefits | 30 | 335 | 378 |
| Net gain (loss) on cash flow hedges | 90 | (6) | (2) |
| Other comprehensive income (loss) before income tax expense | 553 | (284) | 329 |
| Income tax expense related to items of other comprehensive income (loss) | 18 | 70 | 82 |
| Other comprehensive income (loss) | 535 | (354) | 247 |
| Comprehensive income | 9,684 | 11,525 | 1,535 |
| Less: Comprehensive income attributable to noncontrolling interests | 360 | 348 | 359 |
| Comprehensive income attributable to Valero Energy Corporation stockholders | $ 9,324 | $ 11,177 | $ 1,176 |

See Notes to Consolidated Financial Statements.

# VALERO ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF EQUITY
### (millions of dollars, except per share amounts)

| | Valero Energy Corporation Stockholders' Equity | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Common Stock | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Loss | Total | Non-controlling Interests | Total Equity |
| **Balance as of December 31, 2020** | $ 7 | $ 6,814 | $ (15,719) | $ 28,953 | $ (1,254) | $ 18,801 | $ 841 | $ 19,642 |
| Net income | — | — | — | 930 | — | 930 | 358 | 1,288 |
| Dividends on common stock ($3.92 per share) | — | — | — | (1,602) | — | (1,602) | — | (1,602) |
| Stock-based compensation expense | — | 80 | — | — | — | 80 | — | 80 |
| Transactions in connection with stock-based compensation plans | — | (67) | 69 | — | — | 2 | — | 2 |
| Purchases of common stock for treasury | — | — | (27) | — | — | (27) | — | (27) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 189 | 189 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (2) | (2) |
| Other comprehensive income | — | — | — | — | 246 | 246 | 1 | 247 |
| **Balance as of December 31, 2021** | 7 | 6,827 | (15,677) | 28,281 | (1,008) | 18,430 | 1,387 | 19,817 |
| Net income | — | — | — | 11,528 | — | 11,528 | 351 | 11,879 |
| Dividends on common stock ($3.92 per share) | — | — | — | (1,562) | — | (1,562) | — | (1,562) |
| Stock-based compensation expense | — | 89 | — | — | — | 89 | — | 89 |
| Transactions in connection with stock-based compensation plans | — | (53) | 57 | — | — | 4 | — | 4 |
| Purchases of common stock for treasury | — | — | (4,577) | — | — | (4,577) | — | (4,577) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 265 | 265 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (93) | (93) |
| Other comprehensive loss | — | — | — | — | (351) | (351) | (3) | (354) |
| **Balance as of December 31, 2022** | 7 | 6,863 | (20,197) | 38,247 | (1,359) | 23,561 | 1,907 | 25,468 |
| Net income | — | — | — | 8,835 | — | 8,835 | 314 | 9,149 |
| Dividends on common stock ($4.08 per share) | — | — | — | (1,452) | — | (1,452) | — | (1,452) |
| Stock-based compensation expense | — | 94 | — | — | — | 94 | — | 94 |
| Transactions in connection with stock-based compensation plans | — | (56) | 63 | — | — | 7 | — | 7 |
| Purchases of common stock for treasury | — | — | (5,188) | — | — | (5,188) | — | (5,188) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 75 | 75 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (164) | (164) |
| Other comprehensive income | — | — | — | — | 489 | 489 | 46 | 535 |
| **Balance as of December 31, 2023** | $ 7 | $ 6,901 | $ (25,322) | $ 45,630 | $ (870) | $ 26,346 | $ 2,178 | $ 28,524 |

See Notes to Consolidated Financial Statements.

# VALERO ENERGY CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (millions of dollars)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Cash flows from operating activities: | | | |
| Net income | $ 9,149 | $ 11,879 | $ 1,288 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization expense | 2,701 | 2,473 | 2,405 |
| Loss (gain) on early redemption and retirement of debt, net | (11) | (14) | 193 |
| Asset impairment loss | — | 61 | — |
| Gain on sale of assets | — | — | (62) |
| Deferred income tax expense (benefit) | 103 | 50 | (126) |
| Changes in current assets and current liabilities | (2,326) | (1,626) | 2,225 |
| Changes in deferred charges and credits and other operating activities, net | (387) | (249) | (64) |
| Net cash provided by operating activities | 9,229 | 12,574 | 5,859 |
| Cash flows from investing activities: | | | |
| Capital expenditures (excluding variable interest entities (VIEs)) | (665) | (788) | (513) |
| Capital expenditures of VIEs: | | | |
| Diamond Green Diesel Holdings LLC (DGD) | (235) | (853) | (1,042) |
| Other VIEs | (11) | (40) | (110) |
| Deferred turnaround and catalyst cost expenditures (excluding VIEs) | (946) | (1,030) | (787) |
| Deferred turnaround and catalyst cost expenditures of DGD | (59) | (26) | (6) |
| Purchases of available-for-sale (AFS) debt securities | (276) | (100) | — |
| Proceeds from sales and maturities of AFS debt securities | 314 | 5 | — |
| Proceeds from sale of assets | — | 32 | 270 |
| Investments in nonconsolidated joint ventures | — | (1) | (9) |
| Other investing activities, net | 13 | (4) | 38 |
| Net cash used in investing activities | (1,865) | (2,805) | (2,159) |
| Cash flows from financing activities: | | | |
| Proceeds from debt issuances and borrowings (excluding VIEs) | 1,750 | 2,239 | 1,446 |
| Proceeds from borrowings of VIEs: | | | |
| DGD | 550 | 809 | 301 |
| Other VIEs | 120 | 105 | 81 |
| Repayments of debt and finance lease obligations (excluding VIEs) | (2,125) | (5,067) | (2,849) |
| Repayments of debt and finance lease obligations of VIEs: | | | |
| DGD | (480) | (823) | (180) |
| Other VIEs | (77) | (73) | (6) |
| Premiums paid on early redemption and retirement of debt | (5) | (56) | (179) |
| Purchases of common stock for treasury | (5,136) | (4,577) | (27) |
| Common stock dividend payments | (1,452) | (1,562) | (1,602) |
| Contributions from noncontrolling interests | 75 | 265 | 189 |
| Distributions to noncontrolling interests | (164) | (93) | (2) |
| Other financing activities, net | 3 | (16) | (18) |
| Net cash used in financing activities | (6,941) | (8,849) | (2,846) |
| Effect of foreign exchange rate changes on cash | 139 | (180) | (45) |
| Net increase in cash and cash equivalents | 562 | 740 | 809 |
| Cash and cash equivalents at beginning of year | 4,862 | 4,122 | 3,313 |
| Cash and cash equivalents at end of year | $ 5,424 | $ 4,862 | $ 4,122 |

See Notes to Consolidated Financial Statements.

# 1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES

## *Description of Business*

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole.

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day. We are a joint venture member in DGD, which owns two renewable diesel plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year, and we own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year.

## *Basis of Presentation*

### General

These consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and with the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

### Reclassifications

Certain prior year amounts in our statements of cash flows have been reclassified to conform to the 2023 presentation. Prior year amounts for activities related to investments in AFS debt securities have been reclassified from "other investing activities, net" to purchases of AFS debt securities and proceeds from sales and maturities of AFS debt securities.

## *Significant Accounting Policies*

### Principles of Consolidation

These financial statements include those of Valero, our wholly owned subsidiaries, and VIEs in which we have a controlling financial interest. The VIEs that we consolidate are described in Note 12. The ownership interests held by others in the VIEs are recorded as noncontrolling interests. Intercompany items and transactions have been eliminated in consolidation. Investments in less than wholly owned entities where we have significant influence are accounted for using the equity method.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

### Cash Equivalents

Our cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less when acquired.

### Investments in Debt Securities

Investments in debt securities that have stated maturities of three months or less from the date of acquisition are classified as cash equivalents, and those with stated maturities of greater than three months but less than one year are classified as short-term investments, which are reflected in prepaid expenses and other in our balance sheets. Our investments in debt securities are classified as AFS and are subsequently measured and carried at fair value in our balance sheets with changes in fair value reported in other comprehensive income until realized. The cost of a security sold is determined using the first-in, first-out method.

### Receivables

Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections, write-offs, and foreign exchange. We maintain an allowance for credit losses, which is adjusted based on management's assessment of our customers' historical collection experience, known or expected credit risks, and industry and economic conditions.

### Inventories

The cost of (i) refinery feedstocks and refined petroleum products and blendstocks, (ii) renewable diesel feedstocks (i.e., waste and renewable feedstocks, predominately animal fats, used cooking oils, vegetable oils, and inedible distillers corn oils) and products, and (iii) ethanol feedstocks and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices during the year. Our LIFO inventories are carried at the lower of cost or market. The cost of products purchased for resale and the cost of materials and supplies are determined principally under the weighted-average cost method. Our non-LIFO inventories are carried at the lower of cost or net realizable value.

In determining the market value of our inventories, we assume that feedstocks are converted into products, which requires us to make estimates regarding the products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into products. We also estimate the usual and customary transportation costs required to move the inventory from our plants to the appropriate points of sale. We then apply an estimated selling price to our inventories. If the aggregate market value of our LIFO inventories or the aggregate net realizable value of our non-LIFO inventories is less than the related aggregate cost, we recognize a loss for the difference in our statements of income. To the extent the aggregate market value of our LIFO inventories subsequently increases, we recognize an increase to the value of our inventories (not to exceed cost) and a gain in our statements of income.

### Property, Plant, and Equipment

The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those that extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Our operations are highly capital intensive. Each of our refineries and plants comprises a large base of property assets, consisting of a series of interconnected, highly integrated and interdependent crude oil and other feedstock processing facilities and supporting infrastructure (Units) and other property assets that support our business. Improvements consist of the addition of new Units and other property assets and betterments of those Units and assets. We plan for these improvements by developing a multi-year capital investment program that is updated and revised based on changing internal and external factors.

Depreciation of crude oil processing and waste and renewable feedstocks processing facilities is recorded on a straight-line basis over the estimated useful lives of these assets primarily using the composite method of depreciation. We maintain a separate composite group of property assets for each of our refineries and our renewable diesel plants. We estimate the useful life of each group based on an evaluation of the property assets comprising the group, and such evaluations consist of, but are not limited to, the physical inspection of the assets to determine their condition, consideration of the manner in which the assets are maintained, assessment of the need to replace assets, and evaluation of the manner in which improvements impact the useful life of the group. The estimated useful lives of our composite groups range primarily from 20 to 30 years.

Under the composite method of depreciation, the cost of an improvement is added to the composite group to which it relates and is depreciated over that group's estimated useful life. We design improvements to our crude oil processing and waste and renewable feedstocks processing facilities in accordance with engineering specifications, design standards, and practices we believe to be accepted in our industry, and these improvements have design lives consistent with our estimated useful lives. Therefore, we believe the use of the group life to depreciate the cost of improvements made to the group is reasonable because the estimated useful life of each improvement is consistent with that of the group.

Also under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized. However, a gain or loss is recognized for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation and amortization expense, unless such amounts are reported separately due to materiality.

Depreciation of our corn processing facilities, administrative buildings, and other assets is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of deprecation. The estimated useful life of our corn processing facilities is 20 years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Finance lease right-of-use assets are amortized as discussed below under "Leases."

**Deferred Charges and Other Assets**
"Deferred charges and other assets, net" primarily include the following:

- turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, renewable diesel plants, and ethanol plants, are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

- fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

- operating lease right-of-use assets, which are amortized as discussed below under "Leases";

- investments in nonconsolidated joint ventures;

- purchased compliance credits, which are described below under "Costs of Renewable and Low-Carbon Fuel Programs";

- goodwill;

- intangible assets, which are amortized over their estimated useful lives; and

- noncurrent income taxes receivable.

**Leases**

We evaluate if a contract is or contains a lease at inception of the contract. If we determine that a contract is or contains a lease, we recognize a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, our centrally managed treasury group provides an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise those options.

We recognize ROU assets and lease liabilities for leasing arrangements with terms greater than one year. Except for the marine transportation asset class, we account for lease and nonlease components in a contract as a single lease component for all classes of underlying assets. Our marine transportation contracts include nonlease components, such as maintenance and crew costs. We allocate the consideration in these contracts based on pricing information provided by the third-party broker.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset's function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to us at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in depreciation and amortization expense. Interest expense is incurred based on the carrying value of the lease liability and is reflected in "interest and debt expense, net of capitalized interest."

**Impairment of Assets**

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

We evaluate our equity method investments for impairment when there is evidence that we may not be able to recover the carrying amount of our investments or the investee is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of an investment that is other than a temporary decline is recognized based on the difference between the estimated current fair value of the investment and its carrying amount.

Goodwill is not amortized, but is tested for impairment annually on October 1st and in interim periods when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

**Asset Retirement Obligations**

We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed, or leased. We record the liability when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the liability's fair value.

We have obligations with respect to certain of our assets at our refineries and plants to clean and/or dispose of various component parts of the assets at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain all our assets and continue making improvements to those assets based on technological advances. As a result, we believe that assets at our refineries and plants have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire such assets cannot reasonably be estimated at this time. We will recognize a liability at such time when sufficient information exists to estimate a date or range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

**Environmental Matters**

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Amounts recorded for environmental liabilities have not been reduced by possible recoveries from third parties and have not been measured on a discounted basis.

### Legal Contingencies

We are subject to legal proceedings, claims, and liabilities that arise in the ordinary course of business. We accrue losses associated with legal claims when such losses are probable and reasonably estimable. If we determine that a loss is probable and cannot estimate a specific amount for that loss but can estimate a range of loss, the best estimate within the range is accrued. If no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. Estimates are adjusted as additional information becomes available or circumstances change. Legal defense costs associated with loss contingencies are expensed in the period incurred.

### Foreign Currency Translation

Generally, our foreign subsidiaries use their local currency as their functional currency. Balance sheet amounts are translated into U.S. dollars using exchange rates in effect as of the balance sheet date. Income statement amounts are translated into U.S. dollars using the exchange rates in effect at the time the underlying transactions occur. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss.

### Revenue Recognition

Our revenues are primarily generated from contracts with customers. We generate revenue from contracts with customers from the sale of products by our Refining, Renewable Diesel, and Ethanol segments. Revenues are recognized when we satisfy our performance obligation to transfer products to our customers, which typically occurs at a point in time upon shipment or delivery of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment or delivery. As a result, we consider control to have transferred upon shipment or delivery because we have a present right to payment at that time, the customer has legal title to the asset, we have transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Our contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment terms for our customers vary by type of customer and method of delivery; however, the payment is typically due in full within two to ten days from date of invoice. In the normal course of business, we generally do not accept product returns.

The transaction price is the consideration that we expect to be entitled to in exchange for our products. The transaction price for substantially all of our contracts is generally based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer. Some of our contracts also contain variable consideration in the form of sales incentives to our customers, such as discounts and rebates. For contracts that include variable consideration, we estimate the factors that determine the variable consideration in order to establish the transaction price.

We have elected to exclude from the measurement of the transaction price all taxes assessed by government authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer (e.g., sales tax, use tax, value-added tax, etc.). We continue to include in the transaction price excise taxes that are imposed on certain inventories in our foreign operations. The amount of such taxes is provided in supplemental information in a footnote to the statements of income.

There are instances where we provide shipping services in relation to the goods sold to our customer. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are included in cost of materials and other. We have elected to account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities rather than as a promised service, and we have included these activities in cost of materials and other.

We enter into certain purchase and sale arrangements with the same counterparty that are deemed to be made in contemplation of one another. We combine these transactions and present the net effect in cost of materials and other. We also enter into refined petroleum product exchange transactions to fulfill sales contracts with our customers by accessing refined petroleum products in markets where we do not operate our own refineries. These refined petroleum product exchanges are accounted for as exchanges of nonmonetary assets, and no revenues are recorded on these transactions.

### Cost Classifications

Cost of materials and other primarily includes the cost of materials that are a component of our products sold. These costs include (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, renewable diesel feedstocks and products, and ethanol feedstocks and products) that are a component of our products sold; (ii) costs related to the delivery (such as shipping and handling costs) of products sold; (iii) costs related to our obligations to comply with the Renewable and Low-Carbon Fuel Programs defined below under "Costs of Renewable and Low-Carbon Fuel Programs"; (iv) the blender's tax credit recognized on qualified fuel mixtures; (v) gains and losses on our commodity derivative instruments; and (vi) certain excise taxes.

Operating expenses (excluding depreciation and amortization expense) include costs to operate our refineries (and associated logistics assets), renewable diesel plants, and ethanol plants. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repair and maintenance expenses.

Depreciation and amortization expense associated with our operations is separately presented in our statements of income as a component of cost of sales and general and administrative expenses and is disclosed by reportable segment in Note 17.

Other operating expenses include costs, if any, incurred by our reportable segments that are not associated with our cost of sales.

### Costs of Renewable and Low-Carbon Fuel Programs

We purchase credits to comply with various government and regulatory blending programs, such as the U.S. Environmental Protection Agency's Renewable Fuel Standard, California Low Carbon Fuel Standard, Canada Clean Fuel Regulations, and similar programs in other jurisdictions in which we operate (collectively, the Renewable and Low-Carbon Fuel Programs). We purchase compliance credits (primarily Renewable Identification Numbers (RINs)) to comply with government regulations that require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual quotas. To the degree that we are unable to blend renewable and low-carbon fuels at the required quotas, we must purchase compliance credits to meet our obligations.

The costs of purchased compliance credits are charged to cost of materials and other when such credits are needed to satisfy our compliance obligations. To the extent we have not purchased enough credits nor entered into fixed-price purchase contracts to satisfy our obligations as of the balance sheet date, we charge cost of materials and other for such deficiency based on the market prices of the credits as of the balance sheet date, and we record a liability for our obligation to purchase those credits. See Note 19 for disclosure of our fair value liability. If the number of purchased credits exceeds our obligation as of the balance sheet date, we record a prepaid asset equal to the amount paid for those excess credits.

### Stock-Based Compensation

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized on a straight-line basis over the shorter of (i) the requisite service period of each award or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award.

### Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by unrecognized tax benefits, if such items may be available to offset the unrecognized tax benefit. Income tax effects are released from accumulated other comprehensive loss to retained earnings, when applicable, on an individual item basis as those items are reclassified into income.

We have elected to classify any interest expense and penalties related to the underpayment of income taxes in income tax expense.

We have elected to treat the global intangible low-taxed income (GILTI) tax as a period expense.

### Earnings per Common Share

Earnings per common share is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year. Participating securities are included in the computation of basic earnings per share using the two-class method. Earnings per common share – assuming dilution is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year increased by the effect of dilutive securities. Earnings per common share – assuming dilution is also determined using the two-class method, unless the treasury stock method is more dilutive. Potentially dilutive securities are excluded from the computation of earnings per common share – assuming dilution when the effect of including such shares would be antidilutive.

**Derivatives and Hedging**

All derivative instruments, not designated as normal purchases or sales, are recognized in our balance sheets as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income as appropriate. The cash flow effects of all of our derivative instruments are reflected in operating activities in our statements of cash flows.

*Accounting Pronouncement Adopted on January 1, 2024*

**ASU 2023-07**

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, to improve the disclosures about a public entity's reportable segments primarily through improved disclosures about significant segment expenses and other segment related items. We adopted this ASU effective January 1, 2024 and it did not affect our financial position or our results of operations, but will result in additional disclosures.

*Accounting Pronouncement Not Yet Adopted*

**ASU 2023-09**

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve income tax disclosures by requiring further disaggregation of information in the rate reconciliation and disaggregation of income taxes paid by jurisdiction. This ASU also includes certain other amendments intended to improve the effectiveness of income tax disclosures. We expect to adopt this ASU effective January 1, 2025 and the adoption will not affect our financial position or our results of operations, but will result in additional disclosures.

## 2. UNCERTAINTY

In September 2022, California adopted Senate Bill No. 1322 (SB 1322), which requires refineries in California to report monthly on the volume and cost of the crude oil they buy, the quantity and price of the wholesale gasoline they sell, and the gross gasoline margin per barrel, among other information. The provisions of SB 1322 were effective January 2023.

In March 2023, California adopted Senate Bill No. 2 (such statute, together with any regulations contemplated or issued thereunder, SBx 1-2), which, among other things, (i) authorized the establishment of a maximum gross gasoline refining margin (max margin) and the imposition of a financial penalty for profits above a max margin, (ii) significantly expanded the reporting obligations under SB 1322 and the Petroleum Industry Information Reporting Act of 1980, which include reporting requirements to the California Energy Commission (CEC) for all participants in the petroleum industry supply chain in California (e.g., refiners, marketers, importers, transporters, terminals, producers, renewables producers, pipelines, and ports), (iii) created the Division of Petroleum Market Oversight within the CEC to analyze the data provided under SBx 1-2, and (iv) authorized the CEC to regulate the timing and other aspects of refinery turnaround and maintenance activities in certain instances. SBx 1-2 imposes increased and substantial reporting requirements, which include daily, weekly, monthly, and annual reporting of detailed operational and financial data on all aspects of our operations in California, much of it at the transaction level. The operational data includes our plans for turnaround and maintenance activities at our two California refineries and the manner in which we expect to address the potential impacts on feedstock and product inventories in California as a result of such turnaround and maintenance activities. The provisions of SBx 1-2 became effective June 26, 2023.

In September 2023, Governor Newsom directed the CEC to immediately begin the regulatory processes concerning the potential imposition of a penalty for exceeding a max margin and the timing of refinery turnarounds and maintenance. Consequently, in October 2023, the CEC adopted an order instituting an informational proceeding on a max margin and penalty under SBx 1-2, as well as an order initiating rulemaking activity under SBx 1-2. The CEC indicated in a November 2023 workshop that the latter rulemaking process will be focused on rules relating to the timing of refinery maintenance and turnarounds, as well as the standardization of data collection and reporting; final regulations are expected by July 2024. It remains uncertain as to what extent any regulations will address the remaining reporting requirements under SBx 1-2. In a separate November 2023 workshop, the CEC indicated a formal staff recommendation on establishing a max margin and penalty is expected in late 2024.

We continue to review and analyze the provisions of SBx 1-2 and the possible impacts to our refining and marketing operations in California. While the CEC has not yet established a max margin, imposed a financial penalty for profits above a max margin, or imposed restrictions on turnaround and maintenance activities, the potential implementation of a financial penalty or of any restrictions or delays on our ability to undertake turnaround or maintenance activities creates uncertainty due to the potential adverse effects on us. Any adverse effects on our operations or financial performance in California could indicate that the carrying value of our assets in California is not recoverable, which would result in an impairment loss that could be material. In addition, if the circumstances that trigger an impairment loss result in a reduction in the estimated useful lives of the assets, we may be required to recognize an asset retirement obligation that could be material. Other jurisdictions are contemplating similarly focused legislation or actions.

The ultimate timing and impacts of SBx 1-2 and any other similarly focused legislation or actions are subject to considerable uncertainty due to a number of factors, including technological and economic feasibility, legal challenges, and potential changes in law, regulation, or policy, and it is not currently possible to predict the ultimate effects of these matters and developments on our financial condition, results of operations, and liquidity.

**VALERO ENERGY CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

### 3. RECEIVABLES

Receivables consisted of the following (in millions):

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Receivables from contracts with customers | $ 7,209 | $ 7,189 |
| Receivables from certain purchase and sale arrangements | 3,857 | 3,602 |
| Receivables before allowance for credit losses | 11,066 | 10,791 |
| Allowance for credit losses | (28) | (30) |
| Receivables after allowance for credit losses | 11,038 | 10,761 |
| Income taxes receivable | 409 | 142 |
| Other receivables | 1,078 | 1,016 |
| Receivables, net | $ 12,525 | $ 11,919 |

### 4. INVENTORIES

Inventories consisted of the following (in millions):

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Refinery feedstocks | $ 2,223 | $ 1,949 |
| Refined petroleum products and blendstocks | 3,790 | 3,579 |
| Renewable diesel feedstocks and products | 913 | 583 |
| Ethanol feedstocks and products | 313 | 328 |
| Materials and supplies | 344 | 313 |
| Inventories | $ 7,583 | $ 6,752 |

As of December 31, 2023 and 2022, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $4.4 billion and $6.3 billion, respectively.

During the year ended December 31, 2022, we had a liquidation of certain LIFO inventory layers, which was due to weather-related production disruptions that occurred at the end of the year that decreased cost of materials and other by $323 million.

Our non-LIFO inventories accounted for $1.5 billion and $1.6 billion of our total inventories as of December 31, 2023 and 2022, respectively.

5. **LEASES**

*General*

We have entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

- *Pipelines, Terminals, and Tanks* includes facilities and equipment used in the storage, transportation, production, and sale of refinery feedstock, refined petroleum product, ethanol, and corn inventories;

- *Marine Transportation* includes time charters for ocean-going tankers and coastal vessels;

- *Rail Transportation* includes railcars and related storage facilities; and

- *Other* includes machinery, equipment, and various facilities used in our refining, renewable diesel, and ethanol operations; facilities and equipment related to industrial gases and power used in our operations; land and rights-of-way associated with our refineries, plants, and pipelines and other logistics assets, as well as office facilities; and equipment primarily used at our corporate offices, such as printers and copiers.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Certain marine transportation leases contain provisions for payments that are contingent on usage. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

*Lease Costs and Other Supplemental Information*

Our total lease cost comprises costs that are included in our statements of income, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost was as follows (in millions):

| | Pipelines, Terminals, and Tanks | Transportation | | Other | Total |
| | | Marine | Rail | | |
|---|---|---|---|---|---|
| **Year ended December 31, 2023** | | | | | |
| Finance lease cost: | | | | | |
|   Amortization of ROU assets | $ 213 | $ — | $ 3 | $ 30 | $ 246 |
|   Interest on lease liabilities | 101 | — | 1 | 5 | 107 |
| Operating lease cost | 166 | 127 | 80 | 45 | 418 |
| Variable lease cost | 114 | 61 | — | 8 | 183 |
| Short-term lease cost | 18 | 125 | 2 | 112 | 257 |
| Sublease income | — | (29) | — | (2) | (31) |
|   Total lease cost | $ 612 | $ 284 | $ 86 | $ 198 | $ 1,180 |
| | | | | | |
| **Year ended December 31, 2022** | | | | | |
| Finance lease cost: | | | | | |
|   Amortization of ROU assets | $ 183 | $ — | $ 3 | $ 32 | $ 218 |
|   Interest on lease liabilities | 78 | — | 1 | 5 | 84 |
| Operating lease cost | 171 | 102 | 68 | 38 | 379 |
| Variable lease cost | 79 | 50 | — | 9 | 138 |
| Short-term lease cost | 15 | 82 | 3 | 57 | 157 |
| Sublease income | — | (27) | — | (2) | (29) |
|   Total lease cost | $ 526 | $ 207 | $ 75 | $ 139 | $ 947 |
| | | | | | |
| **Year ended December 31, 2021** | | | | | |
| Finance lease cost: | | | | | |
|   Amortization of ROU assets | $ 137 | $ — | $ 2 | $ 28 | $ 167 |
|   Interest on lease liabilities | 66 | — | 1 | 5 | 72 |
| Operating lease cost | 163 | 105 | 64 | 49 | 381 |
| Variable lease cost | 51 | 21 | — | 7 | 79 |
| Short-term lease cost | 5 | 44 | 1 | 46 | 96 |
| Sublease income | — | (4) | — | (3) | (7) |
|   Total lease cost | $ 422 | $ 166 | $ 68 | $ 132 | $ 788 |

The following table presents additional information related to our operating and finance leases (in millions, except for lease terms and discount rates):

| | December 31, 2023 | | December 31, 2022 | |
| --- | --- | --- | --- | --- |
| | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
| **Supplemental balance sheet information** | | | | |
| ROU assets, net reflected in the following balance sheet line items: | | | | |
| Property, plant, and equipment, net | $ — | $ 2,195 | $ — | $ 2,278 |
| Deferred charges and other assets, net | 1,136 | — | 1,114 | — |
| Total ROU assets, net | $ 1,136 | $ 2,195 | $ 1,114 | $ 2,278 |
| | | | | |
| Current lease liabilities reflected in the following balance sheet line items: | | | | |
| Current portion of debt and finance lease obligations | $ — | $ 209 | $ — | $ 248 |
| Accrued expenses | 360 | — | 311 | — |
| Noncurrent lease liabilities reflected in the following balance sheet line items: | | | | |
| Debt and finance lease obligations, less current portion | — | 2,097 | — | 2,146 |
| Other long-term liabilities | 753 | — | 776 | — |
| Total lease liabilities | $ 1,113 | $ 2,306 | $ 1,087 | $ 2,394 |
| | | | | |
| **Other supplemental information** | | | | |
| Weighted-average remaining lease term | 6.9 years | 14.3 years | 7.5 years | 14.6 years |
| Weighted-average discount rate | 5.7 % | 4.8 % | 5.2 % | 4.6 % |

Supplemental cash flow information related to our operating and finance leases is presented in Note 18.

*DGD Port Arthur Plant Finance Lease*
In connection with the construction of the DGD plant located next to our Port Arthur Refinery (the DGD Port Arthur Plant), DGD entered into an agreement with a third party to utilize certain rail facilities, truck rack facilities, and tanks for the transportation and storage of feedstocks and renewable diesel. The agreement commenced in the fourth quarter of 2022, upon completion of the DGD Port Arthur Plant, and has an initial term of 20 years with two automatic five-year renewal periods. In the fourth quarter of 2022, DGD recognized a finance lease ROU asset and related liability of approximately $500 million in connection with this agreement.

*Maturity Analyses*

As of December 31, 2023, the remaining minimum lease payments due under our long-term leases were as follows (in millions):

| | Operating Leases | | Finance Leases | |
|---|---:|---|---:|---|
| 2024 | $ | 398 | $ | 312 |
| 2025 | | 254 | | 298 |
| 2026 | | 195 | | 274 |
| 2027 | | 103 | | 244 |
| 2028 | | 64 | | 243 |
| Thereafter | | 386 | | 1,967 |
| Total undiscounted lease payments | | 1,400 | | 3,338 |
| Less: Amount associated with discounting | | 287 | | 1,032 |
| Total lease liabilities | $ | 1,113 | $ | 2,306 |

## 6. PROPERTY, PLANT, AND EQUIPMENT

*Summary by Major Class*

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in millions):

| | December 31, | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| Land | $ | 505 | $ | 499 |
| Crude oil processing facilities | | 34,043 | | 32,699 |
| Transportation and terminaling facilities | | 5,978 | | 5,900 |
| Waste and renewable feedstocks processing facilities | | 3,243 | | 3,215 |
| Corn processing facilities | | 1,069 | | 1,052 |
| Administrative buildings | | 1,137 | | 1,095 |
| Finance lease ROU assets (see Note 5) | | 3,062 | | 2,906 |
| Other | | 1,942 | | 1,886 |
| Construction in progress | | 689 | | 1,324 |
| Property, plant, and equipment, at cost | | 51,668 | | 50,576 |
| Accumulated depreciation | | (21,459) | | (19,598) |
| Property, plant, and equipment, net | $ | 30,209 | $ | 30,978 |

Depreciation expense for the years ended December 31, 2023, 2022, and 2021 was $1.9 billion, $1.7 billion, and $1.7 billion, respectively.

*Asset Impairment*

Our ethanol plant located in Lakota, Iowa (Lakota ethanol plant) was previously configured to produce a higher-grade ethanol product, as opposed to fuel-grade ethanol, suitable for hand sanitizer blending or industrial purposes that has a higher market value than fuel-grade ethanol. During 2022, demand for higher-grade ethanol declined and had a negative impact on the profitability of the plant. As a result, we tested the recoverability of the carrying value of the Lakota ethanol plant and concluded that it was impaired. Therefore, we reduced the carrying value of the plant to its estimated fair value and recognized an asset impairment loss of $61 million for the year ended December 31, 2022. See Note 19 for disclosure related to the method used to determine fair value. During the third quarter of 2023, the Lakota ethanol plant resumed production of fuel-grade ethanol.

*Sale of Ethanol Plant*
In June 2022, we sold our ethanol plant in Jefferson, Wisconsin (Jefferson ethanol plant) for $32 million, which resulted in a gain of $23 million that is included in depreciation and amortization expense for the year ended December 31, 2022.

*Change in Useful Life*
The Jefferson ethanol plant was temporarily idled in 2020 at the onset of the COVID-19 pandemic in response to the decreased demand for ethanol resulting from the effects of the pandemic on our business, and we had previously evaluated this plant for potential impairment assuming that operations would resume. However, we completed an evaluation of the plant during the third quarter of 2021 and concluded that it was no longer a strategic asset for our ethanol business. The plant's operations permanently ceased at that time and we reduced its estimated useful life, which reduced its net book value to estimated salvage value. The additional depreciation expense of $48 million for the year ended December 31, 2021 resulting from this change did not have a material impact on our results of operations nor was there a material impact to our financial position.

## 7. DEFERRED CHARGES AND OTHER ASSETS

"Deferred charges and other assets, net" consisted of the following (in millions):

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Deferred turnaround and catalyst costs, net | $ 2,382 | $ 2,139 |
| Operating lease ROU assets, net (see Note 5) | 1,136 | 1,114 |
| Investments in nonconsolidated joint ventures | 713 | 724 |
| Purchased compliance credits | 612 | 543 |
| Goodwill | 260 | 260 |
| Intangible assets, net | 183 | 202 |
| Income taxes receivable | 56 | 26 |
| Other | 1,284 | 863 |
| Deferred charges and other assets, net | $ 6,626 | $ 5,871 |

Amortization expense for deferred turnaround and catalyst costs and intangible assets was $821 million, $745 million, and $695 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The entire balance of goodwill is related to our Refining segment. See Note 17 for information on our reportable segments.

**8. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES**

Accrued expenses and other long-term liabilities consisted of the following (in millions):

| | Accrued Expenses | | Other Long-Term Liabilities | |
|---|---|---|---|---|
| | December 31, | | December 31, | |
| | **2023** | **2022** | **2023** | **2022** |
| Operating lease liabilities (see Note 5) | $ 360 | $ 311 | $ 753 | $ 776 |
| Liability for unrecognized tax benefits | — | — | 238 | 239 |
| Defined benefit plan liabilities (see Note 13) | 55 | 35 | 476 | 448 |
| Repatriation tax liability (see Note 15) (a) | — | — | 167 | 301 |
| Environmental liabilities | 23 | 21 | 294 | 296 |
| Wage and other employee-related liabilities | 392 | 388 | 90 | 87 |
| Accrued interest expense | 83 | 67 | — | — |
| Contract liabilities from contracts with customers (see Note 17) | 40 | 129 | — | — |
| Blending program obligations (see Note 19) | 83 | 189 | — | — |
| Other accrued liabilities | 204 | 75 | 245 | 163 |
| Accrued expenses and other long-term liabilities | $ 1,240 | $ 1,215 | $ 2,263 | $ 2,310 |

_____

(a) The current portion of repatriation tax liability is included in income taxes payable. As of December 31, 2023 and 2022, the current portion of repatriation tax liability was $134 million and $100 million, respectively.

## 9. DEBT AND FINANCE LEASE OBLIGATIONS

Debt, at stated values, and finance lease obligations consisted of the following (in millions):

| | Final Maturity | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| Credit facilities: | | | |
| Valero Revolver | 2027 | $ — | $ — |
| Canadian Revolver | 2023 | n/a | — |
| Accounts Receivable Sales Facility | 2024 | — | — |
| DGD Revolver | 2026 | 250 | 100 |
| DGD Loan Agreement | 2026 | — | 25 |
| IEnova Revolver | 2028 | 766 | 717 |
| Public debt: | | | |
| Valero Senior Notes | | | |
| 1.200% | 2024 | 167 | 167 |
| 2.850% | 2025 | 251 | 251 |
| 3.65% | 2025 | 189 | 189 |
| 3.400% | 2026 | 426 | 426 |
| 2.150% | 2027 | 564 | 578 |
| 4.350% | 2028 | 591 | 606 |
| 4.000% | 2029 | 439 | 439 |
| 8.75% | 2030 | 200 | 200 |
| 2.800% | 2031 | 462 | 472 |
| 7.5% | 2032 | 729 | 733 |
| 6.625% | 2037 | 1,380 | 1,442 |
| 6.75% | 2037 | 24 | 24 |
| 10.500% | 2039 | 113 | 113 |
| 4.90% | 2045 | 621 | 626 |
| 3.650% | 2051 | 829 | 855 |
| 4.000% | 2052 | 508 | 553 |
| 7.45% | 2097 | 70 | 70 |
| Valero Energy Partners LP (VLP) Senior Notes | | | |
| 4.375% | 2026 | 146 | 146 |
| 4.500% | 2028 | 456 | 474 |
| Debenture, 7.65% | 2026 | 100 | 100 |
| Other debt | 2024 | 14 | 19 |
| Net unamortized debt issuance costs and other | | (77) | (84) |
| Total debt | | 9,218 | 9,241 |
| Finance lease obligations (see Note 5) | | 2,306 | 2,394 |
| Total debt and finance lease obligations | | 11,524 | 11,635 |
| Less: Current portion | | 1,406 | 1,109 |
| Debt and finance lease obligations, less current portion | | $ 10,118 | $ 10,526 |

*Credit Facilities*
### Valero Revolver

We have a $4 billion revolving credit facility (the Valero Revolver) that matures in November 2027. We have the option to increase the aggregate commitments under the Valero Revolver to $5.5 billion, subject to certain conditions. The Valero Revolver also provides for the issuance of letters of credit of up to $2.4 billion.

Outstanding borrowings under the Valero Revolver bear interest, at our option, at either (i) the Adjusted Term SOFR, a secured overnight financing rate (SOFR) or (ii) the Alternate Base Rate (each of these rates is defined in the Valero Revolver), plus the applicable margins. The Valero Revolver also requires payments for customary fees, including facility fees, letter of credit participation fees, and administrative agent fees. The interest rate and facility fees under the Valero Revolver are subject to adjustment based upon the credit ratings assigned to our senior unsecured debt.

### Canadian Revolver

One of our Canadian subsidiaries had a C$150 million committed revolving credit facility (the Canadian Revolver) with a maturity date of November 2023. The Canadian Revolver provided for the issuance of letters of credit. Prior to November 30, 2023, all letters of credit under this facility were canceled and the facility was terminated.

### Accounts Receivable Sales Facility

We have an accounts receivable sales facility with a group of third-party entities and financial institutions to sell up to $1.3 billion of eligible trade receivables on a revolving basis. In July 2023, we extended the maturity date of this facility to July 2024. Under this program, one of our marketing subsidiaries (Valero Marketing) sells eligible receivables, without recourse, to another of our subsidiaries (Valero Capital), whereupon the receivables are no longer owned by Valero Marketing. Valero Capital, in turn, sells an undivided percentage ownership interest in the eligible receivables, without recourse, to the third-party entities and financial institutions. To the extent that Valero Capital retains an ownership interest in the receivables it has purchased from Valero Marketing, such interest is included in our financial statements solely as a result of the consolidation of the financial statements of Valero Capital with those of Valero Energy Corporation; the receivables are not available to satisfy the claims of the creditors of Valero Marketing or Valero Energy Corporation.

As of December 31, 2023 and 2022, $2.6 billion and $3.0 billion, respectively, of our accounts receivable composed the designated pool of accounts receivable included in the program. All amounts outstanding under the accounts receivable sales facility are reflected as debt in our balance sheets and proceeds and repayments are reflected as cash flows from financing activities. Outstanding borrowings under the facility bear interest, at either (i) an adjusted daily simple SOFR or (ii) an alternate base rate as allowed under the terms of this facility, plus applicable margins. The interest rates under the program are subject to adjustment based upon the credit ratings assigned to our senior unsecured debt. The program also requires payments for customary fees, including facility fees.

### DGD Revolver

In March 2021, DGD, as described in Note 12, entered into a $400 million unsecured revolving credit facility (the DGD Revolver) with a syndicate of financial institutions. In June 2023, DGD amended this facility to (i) extend the maturity date from March 2024 to June 2026 and (ii) transition the benchmark reference interest rate previously based on the London Interbank Offered Rate (LIBOR) to a SOFR. DGD has the option to increase the aggregate commitments under the DGD Revolver to $550 million, subject to certain restrictions. The DGD Revolver also provides for the issuance of letters of credit of up to $150 million. The DGD Revolver is only available to fund the operations of DGD, and the creditors of DGD do not have recourse against us. As of December 31, 2023, all outstanding borrowings under this facility are reflected in current portion of debt as payment is expected to occur in 2024.

Effective June 2023, outstanding borrowings under the DGD Revolver generally bear interest, at DGD's option, at (i) an alternate base rate, (ii) an adjusted term SOFR, or (iii) an adjusted daily simple SOFR as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. As of December 31, 2023 and 2022, the variable interest rate on the DGD Revolver was 7.201 percent and 5.880 percent, respectively. The DGD Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

### DGD Loan Agreement

DGD had an unsecured revolving loan agreement with its members (Darling Ingredients Inc. (Darling) and us) with a maturity date of April 2022. Under this agreement, each member had committed $25 million, resulting in aggregate commitments of $50 million. In March 2022, the maturity date of this facility was extended to April 2023, and then further extended to June 2023. In June 2023, DGD entered into a new unsecured revolving loan agreement (the DGD Loan Agreement) with its members that replaced and superseded the previous agreement. The new agreement includes the following modifications from the previous agreement: (i) extends the maturity date from June 2023 to June 2026, (ii) increases each member's commitment from $25 million to $100 million, resulting in an increase in aggregate commitments from $50 million to $200 million, and (iii) transitions the benchmark reference interest rate previously based on the LIBOR to a SOFR. The DGD Loan Agreement is only available to fund the operations of DGD. Any outstanding borrowings under this agreement represent loans made by the noncontrolling member as any transactions between DGD and us under this agreement are eliminated in consolidation.

Effective June 2023, outstanding borrowings under the DGD Loan Agreement bear interest at a term SOFR for the applicable interest period in effect from time to time plus the applicable margin. There were no outstanding borrowings under the DGD Loan Agreement as of December 31, 2023. As of December 31, 2022, the variable interest rate was 6.672 percent.

### IEnova Revolver

Central Mexico Terminals, as described in Note 12, has a combined $830 million unsecured revolving credit facility (IEnova Revolver) with IEnova (defined in Note 12), that matures in February 2028. IEnova may terminate this revolver at any time and demand repayment of all outstanding amounts; therefore, all outstanding borrowings are reflected in current portion of debt. The IEnova Revolver is only available to fund the operations of Central Mexico Terminals, and the creditors of Central Mexico Terminals do not have recourse against us.

Outstanding borrowings under the IEnova Revolver bear interest at a SOFR for the applicable interest period in effect from time to time plus the applicable margin. The interest rate under this revolver is subject to adjustment, with agreement by both parties, based upon changes in market conditions. As of December 31, 2023 and 2022, the variable interest rate was 9.245 percent and 7.393 percent, respectively.

**Summary of Credit Facilities**

We had outstanding borrowings, letters of credit issued, and availability under our credit facilities as follows (in millions):

| | Facility Amount | Maturity Date | Outstanding Borrowings | Letters of Credit Issued (a) | Availability |
|---|---|---|---|---|---|
| | | | **December 31, 2023** | | |
| Committed facilities: | | | | | |
| Valero Revolver | $ 4,000 | November 2027 | $ — | $ 4 | $ 3,996 |
| Accounts receivable sales facility | 1,300 | July 2024 | — | n/a | 1,300 |
| Committed facilities of VIEs (b): | | | | | |
| DGD Revolver | 400 | June 2026 | 250 | 54 | 96 |
| DGD Loan Agreement (c) | 100 | June 2026 | — | n/a | 100 |
| IEnova Revolver | 830 | February 2028 | 766 | n/a | 64 |
| Uncommitted facilities: | | | | | |
| Letter of credit facilities | n/a | n/a | n/a | — | n/a |

_____

(a) Letters of credit issued as of December 31, 2023 expire at various times in 2024 through 2026.

(b) Creditors of the VIEs do not have recourse against us.

(c) The amounts shown for this facility represent the facility amount available from, and borrowings outstanding to, the noncontrolling member as any transactions between DGD and us under this facility are eliminated in consolidation.

We are charged letter of credit issuance fees under our various uncommitted short-term bank credit facilities. These uncommitted credit facilities have no commitment fees or compensating balance requirements.

Activity under our credit facilities was as follows (in millions):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Borrowings: | | | |
| Accounts receivable sales facility | $ 1,750 | $ 1,600 | $ — |
| DGD Revolver | 550 | 759 | 276 |
| DGD Loan Agreement | — | 50 | 25 |
| IEnova Revolver | 120 | 105 | 81 |
| Repayments: | | | |
| Accounts receivable sales facility | (1,750) | (1,600) | — |
| DGD Revolver | (400) | (759) | (176) |
| DGD Loan Agreement | (25) | (50) | — |
| IEnova Revolver | (71) | (67) | — |

*Public Debt*

In February 2023, we used cash on hand to purchase and retire a portion of the following notes (in millions):

| Debt Purchased and Retired | Principal Amount |
| --- | --- |
| 6.625% Senior Notes due 2037 | $ 62 |
| 3.650% Senior Notes due 2051 | 26 |
| 4.000% Senior Notes due 2052 | 45 |
| Various other Valero and VLP Senior Notes | 66 |
| Total | $ 199 |

During the year ended December 31, 2022, the following activity occurred:

- In November and December 2022, we used cash on hand to purchase and retire a portion of the following notes (in millions):

| Debt Purchased and Retired | Principal Amount |
|---|---|
| 2.150% Senior Notes due 2027 | $ 22 |
| 4.500% VLP Senior Notes due 2028 | 26 |
| 2.800% Senior Notes due 2031 | 28 |
| 6.625% Senior Notes due 2037 | 58 |
| 4.90% Senior Notes due 2045 | 24 |
| 3.650% Senior Notes due 2051 | 95 |
| 4.000% Senior Notes due 2052 | 97 |
| 7.45% Senior Notes due 2097 | 30 |
| Various other Valero Senior Notes | 62 |
| Total | $ 442 |

- In September 2022, we used cash on hand to purchase and retire a portion of the following notes in connection with cash tender offers that we publicly announced in August 2022 and completed in September 2022 (in millions):

| Debt Purchased and Retired | Principal Amount |
|---|---|
| 3.65% Senior Notes due 2025 | $ 48 |
| 2.850% Senior Notes due 2025 | 291 |
| 4.375% VLP Senior Notes due 2026 | 62 |
| 3.400% Senior Notes due 2026 | 166 |
| 4.350% Senior Notes due 2028 | 131 |
| 4.000% Senior Notes due 2029 | 552 |
| Total | $ 1,250 |

- In June 2022, we reduced our debt through the acquisition of the $300 million of 4.00 percent Gulf Opportunity Zone Revenue Bonds Series 2010 that are due December 1, 2040, but were subject to mandatory tender on June 1, 2022. We have the option to effectuate a remarketing of these bonds.

- In February 2022, we issued $650 million of 4.000 percent Senior Notes due June 1, 2052. Proceeds from this debt issuance totaled $639 million before deducting the underwriting discount and other debt issuance costs. The proceeds and cash on hand were used to purchase and retire a portion of the following notes in connection with cash tender offers that we publicly announced and completed in February 2022 (in millions):

| Debt Purchased and Retired | Principal Amount |
|---|---|
| 3.65% Senior Notes due 2025 | $ 72 |
| 2.850% Senior Notes due 2025 | 507 |
| 4.375% VLP Senior Notes due 2026 | 168 |
| 3.400% Senior Notes due 2026 | 653 |
| Total | $ 1,400 |

During the year ended December 31, 2021, the following activity occurred:

• In November 2021, we issued $500 million of 2.800 percent Senior Notes due December 1, 2031 and $950 million of 3.650 percent Senior Notes due December 1, 2051. Proceeds from these debt issuances totaled $1.446 billion before deducting the underwriting discounts and other debt issuance costs. These proceeds and cash on hand were used to redeem or purchase and retire a portion of the following notes in connection with cash tender offers that we publicly announced in November 2021 and completed in December 2021 (in millions):

| Debt Redeemed or Purchased and Retired | Principal Amount |
|---|---|
| 2.700% Senior Notes due 2023 | $ 850 |
| 1.200% Senior Notes due 2024 | 756 |
| 3.65% Senior Notes due 2025 | 276 |
| 4.375% VLP Senior Notes due 2026 | 124 |
| 10.500% Senior Notes due 2039 | 137 |
| Total | $ 2,143 |

In connection with the early debt redemption and retirement activity described above, we recognized a charge of $193 million in "other income, net" comprised of $179 million of premiums paid, $10 million of unamortized debt discounts and deferred debt costs, and $4 million of bank fees.

• In September 2021, we redeemed our Floating Rate Senior Notes due September 15, 2023 for $575 million.

*Other Disclosures*

"Interest and debt expense, net of capitalized interest" is comprised as follows (in millions):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Interest and debt expense | $ 611 | $ 619 | $ 651 |
| Less: Capitalized interest | 19 | 57 | 48 |
| Interest and debt expense, net of capitalized interest | $ 592 | $ 562 | $ 603 |

Our credit facilities and other debt arrangements contain various customary restrictive covenants, including cross-default and cross-acceleration clauses.

Principal maturities for our debt obligations as of December 31, 2023 were as follows (in millions):

| | |
| --- | --- |
| 2024 (a) | $ 1,197 |
| 2025 | 441 |
| 2026 | 672 |
| 2027 | 564 |
| 2028 | 1,047 |
| Thereafter | 5,374 |
| Net unamortized debt issuance costs and other | (77) |
| Total debt | $ 9,218 |

_____
(a)  Maturities for 2024 include the DGD Revolver and the IEnova Revolver.

## 10.  COMMITMENTS AND CONTINGENCIES

*Purchase Obligations*

We have various purchase obligations under certain crude oil and other feedstock supply arrangements, industrial gas supply arrangements (such as hydrogen supply arrangements), natural gas supply arrangements, and various throughput, transportation, and terminaling agreements. We enter into these contracts to ensure an adequate supply of feedstock and utilities and adequate storage capacity to operate our refineries and ethanol plants. Substantially all of our purchase obligations are based on market prices or adjustments based on market indices. Certain of these purchase obligations include fixed or minimum volume requirements, while others are based on our usage requirements. None of these obligations is associated with suppliers' financing arrangements. These purchase obligations are not reflected as liabilities.

*Self-Insurance*

We are self-insured for certain medical and dental, workers' compensation, automobile liability, general liability, and other third-party liability claims up to applicable retention limits. Liabilities are accrued for self-insured claims, or when estimated losses exceed coverage limits, and when sufficient information is available to reasonably estimate the amount of the loss. These liabilities are included in accrued expenses and other long-term liabilities.

## 11. EQUITY

*Share Activity*
Activity in the number of shares of common stock and treasury stock was as follows (in millions):

| | Common Stock | Treasury Stock |
|---|---|---|
| **Balance as of December 31, 2020** | 673 | (265) |
| Transactions in connection with stock-based compensation plans | — | 1 |
| **Balance as of December 31, 2021** | 673 | (264) |
| Transactions in connection with stock-based compensation plans | — | 1 |
| Purchases of common stock for treasury | — | (38) |
| **Balance as of December 31, 2022** | 673 | (301) |
| Transactions in connection with stock-based compensation plans | — | 1 |
| Purchases of common stock for treasury | — | (40) |
| **Balance as of December 31, 2023** | 673 | (340) |

*Preferred Stock*
We have 20 million shares of preferred stock authorized with a par value of $0.01 per share. No shares of preferred stock were outstanding as of December 31, 2023 or 2022.

*Treasury Stock*
We purchase shares of our outstanding common stock as authorized by our board of directors (Board), including under share purchase programs (described in the table below) and with respect to our employee stock-based compensation plans.

Our Board authorized us to purchase shares of our outstanding common stock under various programs with no expiration dates as follows (in millions):

| Program Name | Announcement Date | Total Cost Authorized | Completion of Authorized Share Purchases | Remaining Available for Purchase as of December 31, 2023 |
|---|---|---|---|---|
| January 2018 Program | January 23, 2018 | $ 2,500 | Second quarter of 2022 | $ — |
| July 2022 Program | July 7, 2022 | 2,500 | Fourth quarter of 2022 | — |
| October 2022 Program | October 26, 2022 | 2,500 | Second quarter of 2023 | — |
| February 2023 Program | February 23, 2023 | 2,500 | Fourth quarter of 2023 | — |
| September 2023 Program | September 15, 2023 | 2,500 | n/a | 2,199 |

On February 22, 2024, our Board authorized us to purchase shares of our outstanding common stock for a total cost of up to $2.5 billion with no expiration date, which is in addition to the amount remaining under the September 2023 Program.

*Common Stock Dividends*

On January 18, 2024, our Board declared a quarterly cash dividend of $1.07 per common share payable on March 4, 2024 to holders of record at the close of business on February 1, 2024.

*Income Tax Effects Related to Components of Other Comprehensive Income (Loss)*

The tax effects allocated to each component of other comprehensive income (loss) were as follows (in millions):

| | Before-Tax Amount | Tax Expense (Benefit) | Net Amount |
|---|---:|---:|---:|
| **Year ended December 31, 2023** | | | |
| Foreign currency translation adjustment | $ 433 | $ — | $ 433 |
| Pension and other postretirement benefits: | | | |
| Gain (loss) arising during the year related to: | | | |
| Net actuarial gain | 77 | 18 | 59 |
| Prior service cost | (19) | (4) | (15) |
| Miscellaneous loss | — | 2 | (2) |
| Amounts reclassified into income related to: | | | |
| Net actuarial gain | (12) | (3) | (9) |
| Prior service credit | (22) | (5) | (17) |
| Settlement loss | 2 | — | 2 |
| Effect of exchange rates | 4 | 1 | 3 |
| Net gain on pension and other postretirement benefits | 30 | 9 | 21 |
| Derivative instruments designated and qualifying as cash flow hedges: | | | |
| Net gain arising during the year | 82 | 8 | 74 |
| Net loss reclassified into income | 8 | 1 | 7 |
| Net gain on cash flow hedges | 90 | 9 | 81 |
| Other comprehensive income | $ 553 | $ 18 | $ 535 |

| | Before-Tax Amount | Tax Expense (Benefit) | Net Amount |
|---|---|---|---|
| **Year ended December 31, 2022** | | | |
| Foreign currency translation adjustment | $ (613) | $ (7) | $ (606) |
| Pension and other postretirement benefits: | | | |
| Net actuarial gain arising during the year | 244 | 57 | 187 |
| Amounts reclassified into income related to: | | | |
| Net actuarial loss | 52 | 12 | 40 |
| Prior service credit | (22) | (5) | (17) |
| Settlement loss | 61 | 13 | 48 |
| Net gain on pension and other postretirement benefits | 335 | 77 | 258 |
| Derivative instruments designated and qualifying as cash flow hedges: | | | |
| Net loss arising during the year | (292) | (32) | (260) |
| Net loss reclassified into income | 286 | 32 | 254 |
| Net loss on cash flow hedges | (6) | — | (6) |
| Other comprehensive loss | $ (284) | $ 70 | $ (354) |
| | | | |
| **Year ended December 31, 2021** | | | |
| Foreign currency translation adjustment | $ (47) | $ — | $ (47) |
| Pension and other postretirement benefits: | | | |
| Gain (loss) arising during the year related to: | | | |
| Net actuarial gain | 317 | 69 | 248 |
| Prior service cost | (4) | (1) | (3) |
| Amounts reclassified into income related to: | | | |
| Net actuarial loss | 80 | 18 | 62 |
| Prior service credit | (25) | (6) | (19) |
| Settlement loss | 8 | 2 | 6 |
| Effect of exchange rates | 2 | — | 2 |
| Net gain on pension and other postretirement benefits | 378 | 82 | 296 |
| Derivative instruments designated and qualifying as cash flow hedges: | | | |
| Net loss arising during the year | (48) | (5) | (43) |
| Net loss reclassified into income | 46 | 5 | 41 |
| Net loss on cash flow hedges | (2) | — | (2) |
| Other comprehensive income | $ 329 | $ 82 | $ 247 |

*Accumulated Other Comprehensive Loss*

Changes in accumulated other comprehensive loss by component, net of tax, were as follows (in millions):

| | Foreign Currency Translation Adjustment | Defined Benefit Plans Items | Gains (Losses) on Cash Flow Hedges | Total |
|---|---|---|---|---|
| **Balance as of December 31, 2020** | $ (515) | $ (737) | $ (2) | $ (1,254) |
| Other comprehensive income (loss) before reclassifications | (47) | 245 | (21) | 177 |
| Amounts reclassified from accumulated other comprehensive loss | — | 49 | 18 | 67 |
| Effect of exchange rates | — | 2 | — | 2 |
| Other comprehensive income (loss) | (47) | 296 | (3) | 246 |
| **Balance as of December 31, 2021** | (562) | (441) | (5) | (1,008) |
| Other comprehensive income (loss) before reclassifications | (606) | 187 | (114) | (533) |
| Amounts reclassified from accumulated other comprehensive loss | — | 71 | 111 | 182 |
| Other comprehensive income (loss) | (606) | 258 | (3) | (351) |
| **Balance as of December 31, 2022** | (1,168) | (183) | (8) | (1,359) |
| Other comprehensive income before reclassifications | 433 | 42 | 32 | 507 |
| Amounts reclassified from accumulated other comprehensive loss | — | (24) | 3 | (21) |
| Effect of exchange rates | — | 3 | — | 3 |
| Other comprehensive income | 433 | 21 | 35 | 489 |
| **Balance as of December 31, 2023** | $ (735) | $ (162) | $ 27 | $ (870) |

Gains (losses) reclassified out of accumulated other comprehensive loss and into net income were as follows (in millions):

| Details about Accumulated Other Comprehensive Loss Components | Year Ended December 31, | | | Affected Line Item in the Statements of Income |
|---|---|---|---|---|
| | **2023** | **2022** | **2021** | |
| Amortization of items related to defined benefit pension plans: | | | | |
| Net actuarial gain (loss) | $ 12 | $ (52) | $ (80) | (a) Other income, net |
| Prior service credit | 22 | 22 | 25 | (a) Other income, net |
| Settlement loss | (2) | (61) | (8) | (a) Other income, net |
| | 32 | (91) | (63) | Total before tax |
| | (8) | 20 | 14 | Tax benefit (expense) |
| | $ 24 | $ (71) | $ (49) | Net of tax |
| | | | | |
| Losses on cash flow hedges: | | | | |
| Commodity contracts | $ (8) | $ (286) | $ (46) | Revenues |
| | (8) | (286) | (46) | Total before tax |
| | 1 | 32 | 5 | Tax benefit |
| | $ (7) | $ (254) | $ (41) | Net of tax |
| | | | | |
| Total reclassifications for the year | $ 17 | $ (325) | $ (90) | Net of tax |

_____
(a) These accumulated other comprehensive loss components are included in the computation of net periodic benefit cost, as discussed in Note 13.

## 12. VARIABLE INTEREST ENTITIES

*Consolidated VIEs*
In the normal course of business, we have financial interests in certain entities that have been determined to be VIEs. We consolidate a VIE when we have a variable interest in an entity for which we are the primary beneficiary such that we have (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. In order to make this determination, we evaluated our contractual arrangements with the VIE, including arrangements for the use of assets, purchases of products and services, debt, equity, or management of operating activities.

The following discussion summarizes our involvement with the consolidated VIEs:

- DGD is a joint venture with a subsidiary of Darling that owns and operates two plants that process waste and renewable feedstocks (predominately animal fats, used cooking oils, vegetable oils, and inedible distillers corn oils) into renewable diesel and renewable naphtha. One plant is located next to our St. Charles Refinery (the DGD St. Charles Plant) and the other plant is the

DGD Port Arthur Plant. Our significant agreements with DGD include an operations agreement that outlines our responsibilities as operator of both plants.

As operator, we operate the plants and perform certain day-to-day operating and management functions for DGD as an independent contractor. The operations agreement provides us (as operator) with certain power to direct the activities that most significantly impact DGD's economic performance. Because this agreement conveys such power to us and is separate from our ownership rights, we determined that DGD was a VIE. For this reason and because we hold a 50 percent ownership interest that provides us with significant economic rights and obligations, we determined that we are the primary beneficiary of DGD. DGD has risk associated with its operations because it generates revenues from external customers.

- Central Mexico Terminals is a collective group of three subsidiaries of Infraestructura Energetica Nova, S.A.P.I. de C.V. (IEnova), a Mexican company and indirect subsidiary of Sempra Energy, a U.S. public company. We have terminaling agreements with Central Mexico Terminals that represent variable interests because we have determined them to be finance leases due to our exclusive use of the terminals. Although we do not have an ownership interest in the entities that own each of the three terminals, the finance leases convey to us (i) the power to direct the activities that most significantly impact the economic performance of all three terminals and (ii) the ability to influence the benefits received or the losses incurred by the terminals because of our use of the terminals. As a result, we determined each of the entities was a VIE and that we are the primary beneficiary of each. Substantially all of Central Mexico Terminals' revenues will be derived from us; therefore, we believe there is limited risk to us associated with revenues from external customers.

- We also have financial interests in other entities that have been determined to be VIEs because the entities' contractual arrangements transfer the power to us to direct the activities that most significantly impact their economic performance or reduce the exposure to operational variability and risk of loss created by the entity that otherwise would be held exclusively by the equity owners. Furthermore, we determined that we are the primary beneficiary of these VIEs because (i) certain contractual arrangements (exclusive of our ownership rights) provide us with the power to direct the activities that most significantly impact the economic performance of these entities and/or (ii) our 50 percent ownership interests provide us with significant economic rights and obligations.

The assets of the consolidated VIEs can only be used to settle their own obligations and the creditors of the consolidated VIEs have no recourse to our other assets. We generally do not provide financial guarantees to the VIEs. Although we have provided credit facilities to some of the VIEs in support of their construction or acquisition activities, these transactions are eliminated in consolidation. Our financial position, results of operations, and cash flows are impacted by the performance of the consolidated VIEs, net of intercompany eliminations, to the extent of our ownership interest in each VIE.

The following table presents summarized balance sheet information for the significant assets and liabilities of the consolidated VIEs, which are included in our balance sheets (in millions):

| | DGD | Central Mexico Terminals | Other | Total |
|---|---|---|---|---|
| **December 31, 2023** | | | | |
| **Assets** | | | | |
| Cash and cash equivalents | $ 237 | $ — | $ 23 | $ 260 |
| Other current assets | 1,520 | 11 | 46 | 1,577 |
| Property, plant, and equipment, net | 3,772 | 665 | 75 | 4,512 |
| **Liabilities** | | | | |
| Current liabilities, including current portion of debt and finance lease obligations | $ 616 | $ 808 | $ 19 | $ 1,443 |
| Debt and finance lease obligations, less current portion | 669 | — | — | 669 |
| **December 31, 2022** | | | | |
| **Assets** | | | | |
| Cash and cash equivalents | $ 133 | $ — | $ 16 | $ 149 |
| Other current assets | 1,106 | 7 | 32 | 1,145 |
| Property, plant, and equipment, net | 3,785 | 681 | 79 | 4,545 |
| **Liabilities** | | | | |
| Current liabilities, including current portion of debt and finance lease obligations | $ 626 | $ 737 | $ 21 | $ 1,384 |
| Debt and finance lease obligations, less current portion | 693 | — | — | 693 |

*Nonconsolidated VIEs*

We hold variable interests in VIEs that have not been consolidated because we are not considered the primary beneficiary. These nonconsolidated VIEs are not material to our financial position or results of operations and are accounted for as equity investments.

On April 19, 2021, we sold a 24.99 percent membership interest in MVP Terminalling, LLC (MVP), a nonconsolidated joint venture, for $270 million that resulted in a gain of $62 million, which is included in "other income, net" for the year ended December 31, 2021. MVP owns and operates a marine terminal (the MVP Terminal) located on the Houston Ship Channel in Pasadena, Texas. We retained a 25.01 percent membership interest in MVP.

## 13. EMPLOYEE BENEFIT PLANS

*Defined Benefit Plans*

We have defined benefit pension plans, some of which are subject to collective bargaining agreements, that cover most of our employees. These plans provide eligible employees with retirement income based primarily on years of service and compensation during specific periods under final average pay and cash balance formulas. We fund all of our pension plans as required by local regulations. In the U.S., all qualified pension plans are subject to the Employee Retirement Income Security Act's minimum funding standard. We typically do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements because contributions to these pension plans may be less economic and investment returns may be less attractive than our other investment alternatives.

We also provide health care and life insurance benefits for certain retired employees through our postretirement benefit plans. Most of our employees become eligible for these benefits if, while still working for us, they reach normal retirement age or take early retirement. These plans are unfunded, and retired employees share the cost with us. Individuals who became our employees as a result of an acquisition became eligible for postretirement benefits under our plans as determined by the terms of the relevant acquisition agreement.

The changes in benefit obligation related to all of our defined benefit plans, the changes in fair value of plan assets[(a)], and the funded status of our defined benefit plans as of and for the years ended below were as follows (in millions):

| | Pension Plans | | Other Postretirement Benefit Plans | |
| | December 31, | | December 31, | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| **Changes in benefit obligation** | | | | |
| Benefit obligation as of beginning of year | $ 2,413 | $ 3,463 | $ 258 | $ 347 |
| Service cost | 111 | 152 | 4 | 6 |
| Interest cost | 121 | 85 | 13 | 8 |
| Participant contributions | — | — | 22 | 13 |
| Plan amendments | 19 | — | — | — |
| Benefits paid | (166) | (366) | (42) | (29) |
| Actuarial (gain) loss | 110 | (882) | 10 | (86) |
| Foreign currency exchange rate changes | 10 | (39) | 1 | (1) |
| Benefit obligation as of end of year | $ 2,618 | $ 2,413 | $ 266 | $ 258 |
| | | | | |
| **Changes in plan assets (a)** | | | | |
| Fair value of plan assets as of beginning of year | $ 2,485 | $ 3,303 | $ — | $ — |
| Actual return on plan assets | 399 | (532) | — | — |
| Company contributions | 101 | 120 | 20 | 16 |
| Participant contributions | — | — | 22 | 13 |
| Benefits paid | (166) | (366) | (42) | (29) |
| Foreign currency exchange rate changes | 16 | (40) | — | — |
| Fair value of plan assets as of end of year | $ 2,835 | $ 2,485 | $ — | $ — |
| | | | | |
| **Reconciliation of funded status (a)** | | | | |
| Fair value of plan assets as of end of year | $ 2,835 | $ 2,485 | $ — | $ — |
| Less: Benefit obligation as of end of year | 2,618 | 2,413 | 266 | 258 |
| Funded status as of end of year | $ 217 | $ 72 | $ (266) | $ (258) |
| | | | | |
| Accumulated benefit obligation | $ 2,450 | $ 2,271 | n/a | n/a |

_____

(a) Plan assets include only the assets associated with pension plans subject to legal minimum funding standards. Plan assets associated with U.S. nonqualified pension plans are not included here because they are not protected from our creditors and therefore cannot be reflected as a reduction from our obligations under the pension plans. As a result, the reconciliation of funded status does not reflect the effect of plan assets that exist for all of our defined benefit plans. See Note 19 for the assets associated with certain U.S. nonqualified pension plans.

The actuarial loss for the year ended December 31, 2023 primarily resulted from a decrease in the discount rates used to determine our benefit obligations for our pension plans from 5.19 percent in 2022 to 5.01 percent in 2023. The actuarial gain for the year ended December 31, 2022 primarily resulted from an increase in the discount rates used to determine our benefit obligations for our pension plans from 2.93 percent in 2021 to 5.19 percent in 2022, primarily due to rising interest rates during 2022 as a result of actions by the Federal Reserve System and other central banks to address inflation.

Benefits paid for the year ended December 31, 2023 were lower than those paid in 2022 primarily due to fewer participants retiring in 2023 who elected lump-sum distributions.

The fair value of our plan assets as of December 31, 2023 was favorably impacted by the return on plan assets resulting primarily from an improvement in equity market prices throughout the year. The fair value of our plan assets as of December 31, 2022 was unfavorably impacted by the negative return on plan assets resulting primarily from a significant decline in equity market prices throughout the year.

Amounts recognized in our balance sheets for our pension and other postretirement benefits plans include (in millions):

| | Pension Plans | | Other Postretirement Benefit Plans | |
| | December 31, | | December 31, | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| Deferred charges and other assets, net | $ 482 | $ 297 | $ — | $ — |
| Accrued expenses | (32) | (14) | (23) | (21) |
| Other long-term liabilities | (233) | (211) | (243) | (237) |
| | $ 217 | $ 72 | $ (266) | $ (258) |

The following table presents information for our pension plans with projected benefit obligations in excess of plan assets (in millions):

| | December 31, | |
| | 2023 | 2022 |
|---|---|---|
| Projected benefit obligation | $ 265 | $ 249 |
| Fair value of plan assets | — | 24 |

The following table presents information for our pension plans with accumulated benefit obligations in excess of plan assets (in millions):

| | December 31, | |
| | 2023 | 2022 |
|---|---|---|
| Accumulated benefit obligation | $ 220 | $ 209 |
| Fair value of plan assets | — | 24 |

Benefit payments that we expect to pay, including amounts related to expected future services that we expect to receive, are as follows for the years ending December 31 (in millions):

|  | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| 2024 | $ 177 | $ 22 |
| 2025 | 221 | 22 |
| 2026 | 193 | 21 |
| 2027 | 198 | 20 |
| 2028 | 185 | 19 |
| 2029-2033 | 1,020 | 94 |

We plan to contribute $113 million to our pension plans and $22 million to our other postretirement benefit plans during 2024.

The components of net periodic benefit cost related to our defined benefit plans were as follows (in millions):

|  | Pension Plans | | | Other Postretirement Benefit Plans | | |
|---|---|---|---|---|---|---|
|  | Year Ended December 31, | | | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| Service cost | $ 111 | $ 152 | $ 161 | $ 4 | $ 6 | $ 7 |
| Interest cost | 121 | 85 | 73 | 13 | 8 | 7 |
| Expected return on plan assets | (202) | (192) | (192) | — | — | — |
| Amortization of: | | | | | | |
|   Net actuarial (gain) loss | (6) | 52 | 81 | (6) | — | (1) |
|   Prior service credit | (18) | (18) | (18) | (4) | (4) | (7) |
| Settlement loss | 2 | 61 | 8 | — | — | — |
|   Net periodic benefit cost | $ 8 | $ 140 | $ 113 | $ 7 | $ 10 | $ 6 |

The components of net periodic benefit cost other than the service cost component (i.e., the non-service cost components) are included in "other income, net."

Amortization of the net actuarial (gain) loss shown in the preceding table was based on the straight-line amortization of the excess of the unrecognized (gain) loss over 10 percent of the greater of the projected benefit obligation or market-related value of plan assets (smoothed asset value) over the average remaining service period of active employees expected to receive benefits under each respective plan. Amortization of prior service credit shown in the preceding table was based on a straight-line amortization of the credit over the average remaining service period of employees expected to receive benefits under each respective plan.

Pre-tax amounts recognized in other comprehensive income (loss) were as follows (in millions):

| | Pension Plans | | | Other Postretirement Benefit Plans | | |
| | Year Ended December 31, | | | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|---|
| Net gain (loss) arising during the year: | | | | | | |
| Net actuarial gain (loss) | $ 87 | $ 158 | $ 308 | $ (10) | $ 86 | $ 9 |
| Prior service cost | (19) | — | (4) | — | — | — |
| Net (gain) loss reclassified into income: | | | | | | |
| Net actuarial (gain) loss | (6) | 53 | 81 | (6) | (1) | (1) |
| Prior service credit | (18) | (18) | (18) | (4) | (4) | (7) |
| Settlement loss | 2 | 61 | 8 | — | — | — |
| Effect of exchange rates | 4 | — | 2 | — | — | — |
| Total changes in other comprehensive income (loss) | $ 50 | $ 254 | $ 377 | $ (20) | $ 81 | $ 1 |

The pre-tax amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost were as follows (in millions):

| | Pension Plans | | Other Postretirement Benefit Plans | |
| | December 31, | | December 31, | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| Net actuarial (gain) loss | $ 256 | $ 342 | $ (73) | $ (89) |
| Prior service cost (credit) | 11 | (25) | 2 | (2) |
| Total | $ 267 | $ 317 | $ (71) | $ (91) |

The weighted-average assumptions used to determine the benefit obligations were as follows:

| | Pension Plans | | Other Postretirement Benefit Plans | |
| | December 31, | | December 31, | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| Discount rate | 5.01% | 5.19% | 5.01% | 5.20% |
| Rate of compensation increase | 3.83% | 3.76% | n/a | n/a |
| Interest crediting rate for cash balance plans | 3.59% | 3.76% | n/a | n/a |

The discount rate assumption used to determine the benefit obligations as of December 31, 2023 and 2022 for the majority of our pension plans and other postretirement benefit plans was based on the Aon AA Only Above Median yield curve and considered the timing of the projected cash outflows under our plans. This curve was designed by Aon, our actuarial consultant, to provide a means for plan sponsors to value the liabilities of their pension plans or postretirement benefit plans. To develop this curve, a hypothetical double-A yield curve represented by a series of annualized individual discount rates with maturities from six months to 99 years is constructed. Each bond issue underlying the double-A yield curve is required to have an average rating of double-A when averaging all available ratings by Moody's Investors Service, Standard & Poor's Ratings Services, and Fitch Ratings. Only the bonds representing the 50 percent highest yielding issuances of this double-A yield curve are then included in the Aon AA Only Above Median yield curve.

We based our discount rate assumption on the Aon AA Only Above Median yield curve because we believe it is representative of the types of bonds we would use to settle our pension and other postretirement benefit plan liabilities as of those dates. We believe that the yields associated with the bonds used to develop this yield curve reflect the current level of interest rates.

The weighted-average assumptions used to determine the net periodic benefit cost were as follows:

|  | Pension Plans | | | Other Postretirement Benefit Plans | | |
|---|---|---|---|---|---|---|
|  | **Year Ended December 31,** | | | **Year Ended December 31,** | | |
|  | **2023** | **2022** | **2021** | **2023** | **2022** | **2021** |
| Discount rate | 5.19% | 2.94% | 2.62% | 5.20% | 2.96% | 2.64% |
| Expected long-term rate of return on plan assets | 7.31% | 6.71% | 7.09% | n/a | n/a | n/a |
| Rate of compensation increase | 3.76% | 3.70% | 3.66% | n/a | n/a | n/a |
| Interest crediting rate for cash balance plans | 3.76% | 3.03% | 3.03% | n/a | n/a | n/a |

The assumed health care cost trend rates were as follows:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| Health care cost trend rate assumed for the next year | 6.68% | 6.78% |
| Rate to which the cost trend rate was assumed to decline (the ultimate trend rate) | 4.97% | 4.97% |
| Year that the rate reaches the ultimate trend rate | 2032 | 2032 |

The following table presents the fair values of the assets of our pension plans (in millions) as of December 31, 2023 and 2022 by level of the fair value hierarchy. Assets categorized in Level 1 of the hierarchy are measured at fair value using a market approach based on unadjusted quoted prices from national securities exchanges. Assets categorized in Level 2 of the hierarchy are measured at net asset value in a market that is not active or inputs other than quoted prices that are observable. No assets were categorized in Level 3 of the hierarchy as of December 31, 2023 and 2022. As previously noted, we do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements, and we do not fund our other postretirement benefit plans.

|  | 2023 | | | 2022 | | |
|---|---|---|---|---|---|---|
|  | Level 1 | Level 2 | Total | Level 1 | Level 2 | Total |
| Equity securities (a) | $ 585 | $ — | $ 585 | $ 528 | $ — | $ 528 |
| Mutual funds | 223 | — | 223 | 191 | — | 191 |
| Corporate debt instruments (a) | — | 251 | 251 | — | 253 | 253 |
| Government securities | 86 | 186 | 272 | 69 | 127 | 196 |
| Common collective trusts (b) | — | 1,078 | 1,078 | — | 940 | 940 |
| Pooled separate accounts (c) | — | 323 | 323 | — | 279 | 279 |
| Private fund | — | 46 | 46 | — | 43 | 43 |
| Insurance contract | — | 13 | 13 | — | 14 | 14 |
| Interest and dividends receivable | 6 | — | 6 | 5 | — | 5 |
| Cash and cash equivalents | 48 | — | 48 | 38 | 3 | 41 |
| Securities transactions payable, net | (10) | — | (10) | (5) | — | (5) |
| Total pension plan assets | $ 938 | $ 1,897 | $ 2,835 | $ 826 | $ 1,659 | $ 2,485 |

(a)  This class of securities includes domestic and international securities, which are held in a wide range of industry sectors.
(b)  This class primarily includes investments in approximately 80 percent equities and 20 percent bonds as of December 31, 2023 and 2022.
(c)  This class primarily includes investments in approximately 45 percent equities and 55 percent bonds as of December 31, 2023. As of December 31, 2022, this class primarily included investments in approximately 55 percent equities and 45 percent bonds.

The investment policies and strategies for the assets of our pension plans incorporate a well-diversified approach that is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk and the market value of the pension plans' assets may fluctuate from year to year. Risk tolerance is determined based on our financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the pension plans' mix of assets includes a diversified portfolio of equity and fixed-income investments. Equity securities include international securities and a blend of U.S. growth and value stocks of various sizes of capitalization. Fixed income securities include bonds and notes issued by the U.S. government and its agencies, corporate bonds, and mortgage-backed securities. The aggregate asset allocation is reviewed on an annual basis. As of December 31, 2023, the target allocations for plan assets under our primary pension plan are 70 percent equity securities and 30 percent fixed income investments.

The expected long-term rate of return on plan assets is based on a forward-looking expected asset return model. This model derives an expected rate of return based on the target asset allocation of a plan's assets. The underlying assumptions regarding expected rates of return for each asset class reflect Aon's best expectations for these asset classes. The model reflects the positive effect of periodic rebalancing among diversified asset classes. We select an expected asset return that is supported by this model.

### *Defined Contribution Plans*

We have defined contribution plans that cover most of our employees. Our contributions to these plans are based on employees' compensation and/or a partial match of employee contributions to the plans. Our contributions to these defined contribution plans were $87 million, $83 million, and $82 million for the years ended December 31, 2023, 2022, and 2021, respectively.

## 14. STOCK-BASED COMPENSATION

### *Overview*

Under our 2020 Omnibus Stock Incentive Plan (the 2020 OSIP), various stock and stock-based awards may be granted to employees, non-employee directors, and third-party service providers. The 2020 OSIP permits grants of (i) restricted stock and restricted stock units; (ii) stock options (including incentive and non-qualified stock options); (iii) stock appreciation rights; (iv) performance awards of cash, stock, or other securities; and (v) other stock-based awards (e.g., stock unit awards). Awards under the 2020 OSIP are granted at the discretion of our Board's Human Resources and Compensation Committee (and approved by the independent directors in the case of our Chief Executive Officer and Executive Chairman) and may be subject to vesting or performance periods, performance goals, or other restrictions. The 2020 OSIP was approved by our stockholders on April 30, 2020, and as of such date, any shares of common stock that were not subject to outstanding awards and were available to be awarded under the 2011 Omnibus Stock Incentive Plan (the 2011 OSIP) became available for issuance under the 2020 OSIP and any shares of common stock subject to awards under the 2011 OSIP outstanding as of April 30, 2020, that are subsequently forfeited, terminated, canceled or rescinded, settled in cash in lieu of common stock, exchanged for awards not involving common stock, or expire unexercised also become available for issuance under the 2020 OSIP. No future awards will be made under the 2011 OSIP. As of December 31, 2023, 12,036,501 shares of our common stock remained available to be awarded under the 2020 OSIP.

The following table reflects activity related to our stock-based compensation arrangements (in millions):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Stock-based compensation expense: | | | |
| Restricted stock | $ 66 | $ 67 | $ 65 |
| Performance awards | 38 | 32 | 21 |
| Stock options and other awards | 3 | 4 | 2 |
| Total stock-based compensation expense | $ 107 | $ 103 | $ 88 |
| Tax benefit recognized on stock-based compensation expense | $ 14 | $ 15 | $ 13 |
| Tax benefit realized for tax deductions resulting from exercises and vestings | 2 | 2 | 1 |

**Restricted Stock**

Restricted stock is our most significant stock-based compensation arrangement. Employees, non-employee directors, and third-party service providers are eligible to receive restricted stock, which vests in accordance with individual written agreements between the participants and us, usually in equal annual installments over a period of three years beginning one year after the date of grant. The fair value of each share of restricted stock is equal to the market price of our common stock. A summary of the status of our restricted stock awards is presented in the following table:

| | Number of Shares | Weighted-Average Grant-Date Fair Value Per Share |
|---|---|---|
| Nonvested shares as of January 1, 2023 | 1,182,177 | $ 87.36 |
| Granted | 518,092 | 125.57 |
| Vested | (786,920) | 84.12 |
| Forfeited | (10,503) | 95.04 |
| Nonvested shares as of December 31, 2023 | 902,846 | 112.01 |

As of December 31, 2023, there was $52 million of unrecognized compensation cost related to outstanding unvested restricted stock awards, which is expected to be recognized over a weighted-average period of approximately two years.

The following table reflects activity related to our restricted stock:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Weighted-average grant-date fair value per share of restricted stock granted | $ 125.57 | $ 112.88 | $ 77.71 |
| Fair value of restricted stock vested (in millions) | 99 | 99 | 59 |

## 15. INCOME TAXES

*Income Statement Components*

Income before income tax expense was as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| U.S. operations | $ 9,335 | $ 11,716 | $ 1,023 |
| Foreign operations | 2,433 | 3,591 | 520 |
| Income before income tax expense | $ 11,768 | $ 15,307 | $ 1,543 |

Statutory income tax rates applicable to the countries in which we operate were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| U.S. | 21 % | 21 % | 21 % |
| Canada | 15 % | 15 % | 15 % |
| U.K. (a) | 25 % | 19 % | 19 % |
| Ireland | 13 % | 13 % | 13 % |
| Peru | 30 % | 30 % | 30 % |
| Mexico | 30 % | 30 % | 30 % |

(a) Statutory income tax rate was increased to 25 percent effective April 1, 2023.

The following is a reconciliation of income tax expense computed by applying statutory income tax rates to actual income tax expense (dollars in millions):

| | U.S. | | Foreign | | Total | |
|---|---|---|---|---|---|---|
| | **Amount** | **Percent** | **Amount** | **Percent** | **Amount** | **Percent** |
| **Year ended December 31, 2023** | | | | | | |
| Income tax expense at statutory rates | $ 1,960 | 21.0 % | $ 449 | 18.5 % | $ 2,409 | 20.5 % |
| U.S. state and Canadian provincial tax expense, net of federal income tax effect | 114 | 1.2 % | 161 | 6.6 % | 275 | 2.3 % |
| Permanent differences | (87) | (0.9)% | (18) | (0.7)% | (105) | (0.9)% |
| GILTI tax | 167 | 1.8 % | — | — | 167 | 1.4 % |
| Foreign tax credits | (149) | (1.6)% | — | — | (149) | (1.3)% |
| Repatriation withholding tax | 45 | 0.5 % | — | — | 45 | 0.4 % |
| Tax effects of income associated with noncontrolling interests | (84) | (0.9)% | 30 | 1.2 % | (54) | (0.4)% |
| Other, net | 8 | — % | 23 | 0.9 % | 31 | 0.3 % |
| Income tax expense | $ 1,974 | 21.1 % | $ 645 | 26.5 % | $ 2,619 | 22.3 % |

See notes on page 119.

| | U.S. | | Foreign | | Total | |
|---|---|---|---|---|---|---|
| | **Amount** | **Percent** | **Amount** | **Percent** | **Amount** | **Percent** |
| **Year ended December 31, 2022** | | | | | | |
| Income tax expense at statutory rates | $ 2,460 | 21.0 % | $ 611 | 17.0 % | $ 3,071 | 20.1 % |
| U.S. state and Canadian provincial tax expense, net of federal income tax effect | 182 | 1.6 % | 255 | 7.1 % | 437 | 2.8 % |
| Permanent differences | (61) | (0.5)% | (16) | (0.5)% | (77) | (0.5)% |
| GILTI tax | 413 | 3.5 % | — | — | 413 | 2.7 % |
| Foreign tax credits | (396) | (3.4)% | — | — | (396) | (2.6)% |
| Repatriation withholding tax | 51 | 0.4 % | — | — | 51 | 0.3 % |
| Tax effects of income associated with noncontrolling interests | (78) | (0.7)% | 25 | 0.7 % | (53) | (0.3)% |
| Other, net | (27) | (0.2)% | 9 | 0.3 % | (18) | (0.1)% |
| Income tax expense | $ 2,544 | 21.7 % | $ 884 | 24.6 % | $ 3,428 | 22.4 % |
| | | | | | | |
| **Year ended December 31, 2021** | | | | | | |
| Income tax expense at statutory rates | $ 215 | 21.0 % | $ 73 | 14.0 % | $ 288 | 18.7 % |
| U.S. state and Canadian provincial tax expense, net of federal income tax effect | 16 | 1.6 % | 53 | 10.2 % | 69 | 4.5 % |
| Permanent differences | (34) | (3.3)% | (14) | (2.7)% | (48) | (3.1)% |
| Changes in tax law (a) | (10) | (1.0)% | 74 | 14.2 % | 64 | 4.1 % |
| CARES Act (b) | (56) | (5.5)% | — | — | (56) | (3.6)% |
| GILTI tax | 125 | 12.2 % | — | — | 125 | 8.1 % |
| Foreign tax credits | (103) | (10.1)% | — | — | (103) | (6.7)% |
| Settlements | (22) | (2.1)% | — | — | (22) | (1.4)% |
| Tax effects of income associated with noncontrolling interests | (74) | (7.2)% | 30 | 5.8 % | (44) | (2.9)% |
| Other, net | (7) | (0.7)% | (11) | (2.1)% | (18) | (1.2)% |
| Income tax expense | $ 50 | 4.9 % | $ 205 | 39.4 % | $ 255 | 16.5 % |

_____

(a) During the three months ended June 30, 2021, certain statutory income tax rate changes (primarily an increase in the U.K. rate from 19 percent to 25 percent effective in 2023) were enacted that resulted in the remeasurement of our deferred tax liabilities and related deferred income tax expense.

(b) Upon filing our superseding 2020 federal income tax return in the fourth quarter of 2021, we recorded an additional tax benefit during the year ended December 31, 2021 related to the additional 2020 tax net operating loss (NOL) carryback to 2015, as permitted by the Coronavirus Aid, Relief and Economic Security (CARES) Act enacted on March 27, 2020.

Components of income tax expense were as follows (in millions):

| | | U.S. | | Foreign | | Total |
|---|---|---|---|---|---|---|
| **Year ended December 31, 2023** | | | | | | |
| Current: | | | | | | |
| Country | $ | 1,804 | $ | 415 | $ | 2,219 |
| U.S. state / Canadian provincial | | 157 | | 140 | | 297 |
| Total current | | 1,961 | | 555 | | 2,516 |
| Deferred: | | | | | | |
| Country | | 25 | | 69 | | 94 |
| U.S. state / Canadian provincial | | (12) | | 21 | | 9 |
| Total deferred | | 13 | | 90 | | 103 |
| Income tax expense | $ | 1,974 | $ | 645 | $ | 2,619 |
| | | | | | | |
| **Year ended December 31, 2022** | | | | | | |
| Current: | | | | | | |
| Country | $ | 2,147 | $ | 766 | $ | 2,913 |
| U.S. state / Canadian provincial | | 153 | | 312 | | 465 |
| Total current | | 2,300 | | 1,078 | | 3,378 |
| Deferred: | | | | | | |
| Country | | 164 | | (138) | | 26 |
| U.S. state / Canadian provincial | | 80 | | (56) | | 24 |
| Total deferred | | 244 | | (194) | | 50 |
| Income tax expense | $ | 2,544 | $ | 884 | $ | 3,428 |
| | | | | | | |
| **Year ended December 31, 2021** | | | | | | |
| Current: | | | | | | |
| Country | $ | 68 | $ | 215 | $ | 283 |
| U.S. state / Canadian provincial | | 1 | | 97 | | 98 |
| Total current | | 69 | | 312 | | 381 |
| Deferred: | | | | | | |
| Country | | 5 | | (63) | | (58) |
| U.S. state / Canadian provincial | | (24) | | (44) | | (68) |
| Total deferred | | (19) | | (107) | | (126) |
| Income tax expense | $ | 50 | $ | 205 | $ | 255 |

*Income Taxes Paid (Refunded)*

Income taxes paid to (received from) U.S. and foreign taxing authorities were as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| U.S. | $ 2,158 | $ 2,396 | $ (878) (a) |
| Foreign | 1,336 | 892 | 36 |
| Income taxes paid (refunded), net | $ 3,494 | $ 3,288 | $ (842) |

_____

(a) This amount includes a refund of $962 million that we received related to our U.S. federal income tax return for 2020.

*Deferred Income Tax Assets and Liabilities*

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in millions):

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Deferred income tax assets: | | |
| Tax credit carryforwards | $ 809 | $ 660 |
| NOLs | 710 | 642 |
| Inventories | 237 | 326 |
| Compensation and employee benefit liabilities | 32 | 44 |
| Environmental liabilities | 59 | 57 |
| Finance lease obligations | 314 | 309 |
| Operating lease liabilities | 519 | 512 |
| Other | 130 | 186 |
| Total deferred income tax assets | 2,810 | 2,736 |
| Valuation allowance | (1,383) | (1,234) |
| Net deferred income tax assets | 1,427 | 1,502 |
| Deferred income tax liabilities: | | |
| Property, plant, and equipment | 5,121 | 5,022 |
| Deferred turnaround costs | 399 | 369 |
| Operating lease ROU assets | 546 | 507 |
| Inventories | 106 | 234 |
| Investments | 423 | 431 |
| Other | 181 | 156 |
| Total deferred income tax liabilities | 6,776 | 6,719 |
| Net deferred income tax liabilities | $ 5,349 | $ 5,217 |

We had the following income tax credit and loss carryforwards as of December 31, 2023 (in millions):

| | Amount | Expiration |
|---|---|---|
| U.S. state income tax credits (gross amount) | $ 76 | 2024 through 2033 |
| U.S. state income tax credits (gross amount) | 2 | Unlimited |
| U.S. foreign tax credits | 748 | 2027 through 2033 |
| U.S. state income tax NOLs (gross amount) | 12,164 | 2024 through 2040 |
| Foreign NOLs (gross amount) | 329 | Unlimited |

We have recorded a valuation allowance as of December 31, 2023 and 2022 due to uncertainties related to our ability to utilize some of our deferred income tax assets associated with our U.S. foreign tax credits, certain U.S. state income tax credits, certain foreign deferred tax assets, and certain NOLs before they expire. The valuation allowance is based on our estimates of future taxable income in the various jurisdictions in which we operate and the period over which deferred income tax assets will be recoverable. The valuation allowance increased by $149 million in 2023 primarily due to the generation of foreign tax credits that cannot be realized.

*Unrecognized Tax Benefits*
**Changes in Unrecognized Tax Benefits**
The following is a reconciliation of the changes in unrecognized tax benefits, excluding related interest and penalties (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance as of beginning of year | $ 284 | $ 816 | $ 847 |
| Additions for tax positions related to the current year | 18 | 27 | 3 |
| Additions for tax positions related to prior years | 4 | 19 | 13 |
| Reductions for tax positions related to prior years | (73) | (573) | (25) |
| Reductions for tax positions related to the lapse of applicable statute of limitations | (9) | (5) | — |
| Settlements | (38) | — | (22) |
| Balance as of end of year | $ 186 | $ 284 | $ 816 |

As of December 31, 2023 and 2022, there was $126 million and $190 million, respectively, of unrecognized tax benefits that if recognized would reduce our annual effective tax rate.

Interest and penalties incurred during the years ended December 31, 2023, 2022, and 2021 were not material. Accrued interest and penalties as of December 31, 2023 and 2022 were not material.

Although reasonably possible, we do not anticipate that any of our tax audits will be resolved during the next 12 months that would result in a reduction in our liability for unrecognized tax benefits either due to our tax positions being sustained or due to our agreement to their disallowance. Should any reductions occur, we do not expect that they would have a material impact on our financial statements because such reductions would not materially affect our annual effective tax rate.

*Tax Returns Under Audit*
### U.S. Federal

In 2023, we settled the audits related to our U.S. federal income tax returns for 2012 through 2015, with the exception of one issue regarding the timing of deductibility of certain costs at our refineries. We intend to file formal claims for refund with the Internal Revenue Service (IRS) for this disagreed-upon issue. The settlement related to these audits resulted in a favorable reduction in our unrecognized tax benefits.

As of December 31, 2023, our U.S. federal income tax returns for 2017 through 2020 were under audit by the IRS. We continue to work with the IRS to resolve these audits and we believe that they will be resolved for amounts consistent with our recorded amounts of unrecognized tax benefits associated with these audits.

### U.S. State

As of December 31, 2023, our California tax returns for 2011 through 2019 were under audit by the state of California. We do not expect the ultimate disposition of these audits will result in a material change to our financial condition, results of operations, and liquidity. We believe these audits will be resolved for amounts consistent with our recorded amounts for unrecognized tax benefits associated with these audits.

### Foreign

As of December 31, 2023, certain of our Canadian subsidiaries' federal tax returns for 2013 through 2015 and 2017 through 2020 were under audit by the Canada Revenue Agency and our Quebec provincial tax returns for 2013 through 2015 and 2017 through 2020 were under audit by Revenue Quebec. As of December 31, 2023, the 2020 tax return for one of our Mexican subsidiaries was under audit by Servicio de Administración Tributaria, and we are protesting proposed adjustments for this tax return. We do not expect the ultimate disposition of these audits or inquiries will result in a material change to our financial condition, results of operations, and liquidity.

*Other Disclosures*
### Undistributed Earnings of Foreign Subsidiaries

As of December 31, 2023, the cumulative undistributed earnings of our foreign subsidiaries that is considered permanently reinvested in the relevant foreign countries were $7.1 billion. This amount excludes $1.4 billion of earnings that are no longer considered permanently reinvested. We are able to distribute cash via a dividend from our foreign subsidiaries with a full dividend received deduction in the U.S. However, there is a cost to repatriate the undistributed earnings of certain of our foreign subsidiaries to us, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. We have accrued $45 million of withholding and other taxes on the $1.4 billion of earnings previously noted, but it is not practicable to estimate the amount of additional tax that would be payable on the undistributed earnings that are considered permanently reinvested.

### Repatriation Tax Liability

Our repatriation tax liability relates to our recognition of a one-time transition tax on the deemed repatriation of previously undistributed accumulated earnings and profits of our foreign subsidiaries and is included in other long-term liabilities (see Note 8). This transition tax will be remitted to the IRS over the eight-year period provided in the Internal Revenue Code of 1986, as amended, with annual installments through 2025.

## 16. EARNINGS PER COMMON SHARE

Earnings per common share was computed as follows (dollars and shares in millions, except per share amounts):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Earnings per common share: | | | |
| Net income attributable to Valero stockholders | $ 8,835 | $ 11,528 | $ 930 |
| Less: Income allocated to participating securities | 27 | 43 | 6 |
| Net income available to common stockholders | $ 8,808 | $ 11,485 | $ 924 |
| Weighted-average common shares outstanding | 353 | 395 | 407 |
| Earnings per common share | $ 24.93 | $ 29.05 | $ 2.27 |
| Earnings per common share – assuming dilution: | | | |
| Net income attributable to Valero stockholders | $ 8,835 | $ 11,528 | $ 930 |
| Less: Income allocated to participating securities | 27 | 43 | 6 |
| Net income available to common stockholders | $ 8,808 | $ 11,485 | $ 924 |
| Weighted-average common shares outstanding | 353 | 395 | 407 |
| Effect of dilutive securities | — | 1 | — |
| Weighted-average common shares outstanding – assuming dilution | 353 | 396 | 407 |
| Earnings per common share – assuming dilution | $ 24.92 | $ 29.04 | $ 2.27 |

Participating securities include restricted stock and performance awards granted under our 2020 OSIP or our 2011 OSIP. Dilutive securities include participating securities as well as outstanding stock options. For the years ended December 31, 2023, 2022, and 2021, we computed earnings per common share – assuming dilution using the two-class method for all dilutive securities.

## 17. REVENUES AND SEGMENT INFORMATION

*Revenue from Contracts with Customers*
    **Disaggregation of Revenue**

Revenue is presented in the table below under "*Segment Information*" disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of our financial statements.

    **Contract Balances**

Contract balances were as follows (in millions):

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Receivables from contracts with customers (see Note 3) | $ 7,209 | $ 7,189 |
| Contract liabilities, included in accrued expenses (see Note 8) | 40 | 129 |

During the years ended December 31, 2023, 2022, and 2021, we recognized as revenue $127 million, $76 million, and $47 million, respectively, that was included in contract liabilities as of December 31, 2022, 2021, and 2020, respectively.

    **Remaining Performance Obligations**

We have spot and term contracts with customers, the majority of which are spot contracts with no remaining performance obligations. We do not disclose remaining performance obligations for contracts that have terms of one year or less. The transaction price for our remaining term contracts includes a fixed component and variable consideration (i.e., a commodity price), both of which are allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation. The fixed component is not material and the variable consideration is highly uncertain. Therefore, as of December 31, 2023, we have not disclosed the aggregate amount of the transaction price allocated to our remaining performance obligations.

*Segment Information*

We have three reportable segments—Refining, Renewable Diesel, and Ethanol. Each segment is a strategic business unit that offers different products and services by employing unique technologies and marketing strategies and whose operations and operating performance are managed and evaluated separately. Operating performance is measured based on the operating income generated by the segment, which includes revenues and expenses that are directly attributable to the management of the respective segment. Intersegment sales are generally derived from transactions made at prevailing market rates. The following is a description of each segment's business operations.

- The *Refining segment* includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support our refining operations. The principal products manufactured by our refineries and sold by this segment include gasolines and blendstocks, distillates, and other products.

- The *Renewable Diesel segment* represents the operations of DGD, a consolidated joint venture as discussed in Note 12, and the associated activities to market renewable diesel and renewable naphtha. The principal products manufactured by DGD and sold by this segment are renewable diesel and renewable naphtha. This segment sells some renewable diesel to the Refining segment, which is then sold to that segment's customers.

- The *Ethanol segment* includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products. The principal products manufactured by our ethanol plants are ethanol and distillers grains. This segment sells some ethanol to the Refining segment for blending into gasoline, which is sold to that segment's customers as a finished gasoline product.

Operations that are not included in any of the reportable segments are included in the corporate category.

The following tables reflect information about our operating income, including a reconciliation to our consolidated income before income tax expense, and total expenditures for long-lived assets by reportable segment (in millions):

| | Refining | Renewable Diesel | Ethanol | Corporate and Eliminations | Total |
|---|---|---|---|---|---|
| **Year ended December 31, 2023** | | | | | |
| Revenues: | | | | | |
| Revenues from external customers | $ 136,470 | $ 3,823 | $ 4,473 | $ — | $ 144,766 |
| Intersegment revenues | 18 | 3,168 | 1,086 | (4,272) | — |
| Total revenues | 136,488 | 6,991 | 5,559 | (4,272) | 144,766 |
| Cost of sales: | | | | | |
| Cost of materials and other (a) | 117,401 | 5,550 | 4,395 | (4,259) | 123,087 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,208 | 358 | 515 | 8 | 6,089 |
| Depreciation and amortization expense | 2,351 | 231 | 80 | (4) | 2,658 |
| Total cost of sales | 124,960 | 6,139 | 4,990 | (4,255) | 131,834 |
| Other operating expenses | 17 | — | 16 | — | 33 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) | — | — | — | 998 | 998 |
| Depreciation and amortization expense | — | — | — | 43 | 43 |
| Operating income by segment | $ 11,511 | $ 852 | $ 553 | $ (1,058) | 11,858 |
| Other income, net | | | | | 502 |
| Interest and debt expense, net of capitalized interest | | | | | (592) |
| Income before income tax expense | | | | | $ 11,768 |
| | | | | | |
| Total expenditures for long-lived assets (b) | $ 1,488 | $ 294 | $ 43 | $ 91 | $ 1,916 |

_____

See notes on page 128.

| | Refining | Renewable Diesel | Ethanol | Corporate and Eliminations | Total |
|---|---|---|---|---|---|
| **Year ended December 31, 2022** | | | | | |
| Revenues: | | | | | |
| Revenues from external customers | $ 168,154 | $ 3,483 | $ 4,746 | $ — | $ 176,383 |
| Intersegment revenues | 56 | 2,018 | 740 | (2,814) | — |
| Total revenues | 168,210 | 5,501 | 5,486 | (2,814) | 176,383 |
| Cost of sales: | | | | | |
| Cost of materials and other (a) | 144,588 | 4,350 | 4,628 | (2,796) | 150,770 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,509 | 255 | 625 | — | 6,389 |
| Depreciation and amortization expense | 2,247 | 122 | 59 | — | 2,428 |
| Total cost of sales | 152,344 | 4,727 | 5,312 | (2,796) | 159,587 |
| Asset impairment loss | — | — | 61 | — | 61 |
| Other operating expenses | 63 | — | 3 | — | 66 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) | — | — | — | 934 | 934 |
| Depreciation and amortization expense | — | — | — | 45 | 45 |
| Operating income by segment | $ 15,803 | $ 774 | $ 110 | $ (997) | 15,690 |
| Other income, net | | | | | 179 |
| Interest and debt expense, net of capitalized interest | | | | | (562) |
| Income before income tax expense | | | | | $ 15,307 |
| | | | | | |
| Total expenditures for long-lived assets (b) | $ 1,763 | $ 879 | $ 22 | $ 73 | $ 2,737 |

_____
See notes on page 128.

| | Refining | Renewable Diesel | Ethanol | Corporate and Eliminations | Total |
|---|---|---|---|---|---|
| **Year ended December 31, 2021** | | | | | |
| Revenues: | | | | | |
| Revenues from external customers | $ 106,947 | $ 1,874 | $ 5,156 | $ — | $ 113,977 |
| Intersegment revenues | 14 | 468 | 433 | (915) | — |
| Total revenues | 106,961 | 2,342 | 5,589 | (915) | 113,977 |
| Cost of sales: | | | | | |
| Cost of materials and other (a) | 97,759 | 1,438 | 4,428 | (911) | 102,714 |
| Operating expenses (excluding depreciation and amortization expense reflected below) | 5,088 | 134 | 556 | (2) | 5,776 |
| Depreciation and amortization expense | 2,169 | 58 | 131 | — | 2,358 |
| Total cost of sales | 105,016 | 1,630 | 5,115 | (913) | 110,848 |
| Other operating expenses | 83 | 3 | 1 | — | 87 |
| General and administrative expenses (excluding depreciation and amortization expense reflected below) | — | — | — | 865 | 865 |
| Depreciation and amortization expense | — | — | — | 47 | 47 |
| Operating income by segment | $ 1,862 | $ 709 | $ 473 | $ (914) | 2,130 |
| Other income, net | | | | | 16 |
| Interest and debt expense, net of capitalized interest | | | | | (603) |
| Income before income tax expense | | | | | $ 1,543 |
| | | | | | |
| Total expenditures for long-lived assets (b) | $ 1,374 | $ 1,049 | $ 18 | $ 17 | $ 2,458 |

_____

(a) Cost of materials and other for our Renewable Diesel segment is net of the blender's tax credit on qualified fuel mixtures of $1.2 billion, $761 million, and $371 million for the years ended December 31, 2023, 2022, and 2021, respectively.

(b) Total expenditures for long-lived assets includes amounts related to capital expenditures; deferred turnaround and catalyst costs; and property, plant, and equipment for acquisitions.

The following table provides a disaggregation of revenues from external customers for our principal products by reportable segment (in millions):

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Refining: | | | |
| Gasolines and blendstocks | $ 61,538 | $ 70,496 | $ 49,534 |
| Distillates | 63,664 | 82,521 | 45,939 |
| Other product revenues | 11,268 | 15,137 | 11,474 |
| Total Refining revenues | 136,470 | 168,154 | 106,947 |
| Renewable Diesel: | | | |
| Renewable diesel | 3,665 | 3,333 | 1,874 |
| Renewable naphtha | 158 | 150 | — |
| Total Renewable Diesel revenues | 3,823 | 3,483 | 1,874 |
| Ethanol: | | | |
| Ethanol | 3,300 | 3,653 | 4,122 |
| Distillers grains | 1,173 | 1,093 | 1,034 |
| Total Ethanol revenues | 4,473 | 4,746 | 5,156 |
| Revenues | $ 144,766 | $ 176,383 | $ 113,977 |

Revenues by geographic area are shown in the following table (in millions). The geographic area is based on location of customer and no customer accounted for 10 percent or more of our revenues.

|  | Year Ended December 31, | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| U.S. | $ 104,208 | $ 126,722 | $ 82,940 |
| Canada | 10,107 | 11,743 | 6,597 |
| U.K. and Ireland | 16,148 | 17,822 | 13,307 |
| Mexico and Peru | 6,438 | 8,396 | 3,855 |
| Other countries | 7,865 | 11,700 | 7,278 |
| Revenues | $ 144,766 | $ 176,383 | $ 113,977 |

Long-lived assets include "property, plant, and equipment. net" and certain long-lived assets included in "deferred charges and other assets, net." Long-lived assets by geographic area consisted of the following (in millions):

|  | December 31, | |
|  | 2023 | 2022 |
|---|---|---|
| U.S. | $ 28,868 | $ 29,378 |
| Canada | 1,598 | 1,634 |
| U.K. and Ireland | 1,346 | 1,301 |
| Mexico and Peru | 837 | 860 |
| Total long-lived assets | $ 32,649 | $ 33,173 |

Total assets by reportable segment were as follows (in millions):

| | December 31, | | | |
|---|---|---|---|---|
| | **2023** | | **2022** | |
| Refining | $ | 49,031 | $ | 48,484 |
| Renewable Diesel | | 5,790 | | 5,217 |
| Ethanol | | 1,549 | | 1,551 |
| Corporate and eliminations | | 6,686 | | 5,730 |
| Total assets | $ | 63,056 | $ | 60,982 |

As of December 31, 2023 and 2022, our investments in nonconsolidated joint ventures accounted for under the equity method were $713 million and $724 million, respectively, all of which related to the Refining segment and are reflected in "deferred charges and other assets, net" as presented in Note 7.

## 18. SUPPLEMENTAL CASH FLOW INFORMATION

In order to determine net cash provided by operating activities, net income is adjusted by, among other things, changes in current assets and current liabilities as follows (in millions):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | **2022** | | **2021** | |
| Increase in current assets: | | | | | | |
| Receivables, net | $ | (387) | $ | (1,619) | $ | (4,382) |
| Inventories | | (684) | | (672) | | (253) |
| Prepaid expenses and other | | (34) | | (180) | | (22) |
| Increase (decrease) in current liabilities: | | | | | | |
| Accounts payable | | (169) | | 521 | | 6,301 |
| Accrued expenses | | (50) | | (5) | | 253 |
| Taxes other than income taxes payable | | (226) | | 98 | | 104 |
| Income taxes payable | | (776) | | 231 | | 224 |
| Changes in current assets and current liabilities | $ | (2,326) | $ | (1,626) | $ | 2,225 |

Changes in current assets and current liabilities for the year ended December 31, 2023 were primarily due to the following:

- The increase in receivables was primarily due to an increase in refined petroleum product sales volumes in December 2023 compared to December 2022, partially offset by a decrease in related prices;

- The increase in inventories was primarily due to an increase in inventory volumes in December 2023 compared to December 2022;

- The decrease in accounts payable was due to a decrease in crude oil and other feedstock prices in December 2023 compared to December 2022, partially offset by an increase in related volumes purchased; and

- The decrease in income taxes payable was primarily due to income tax payments made during the year ended December 31, 2023.

Changes in current assets and current liabilities for the year ended December 31, 2022 were primarily due to the following:

- The increase in receivables was primarily due to an increase in refined petroleum product prices in December 2022 compared to December 2021;

- The increase in inventories was primarily due to an increase in inventory volumes associated with the DGD Port Arthur Plant, which commenced operations in the fourth quarter of 2022; and

- The increase in accounts payable was primarily due to an increase in feedstock volumes purchased for the start-up of the DGD Port Arthur Plant in December 2022 compared to December 2021.

Changes in current assets and current liabilities for the year ended December 31, 2021 were primarily due to the following:

- The increase in receivables was primarily due to an increase in refined petroleum product prices combined with an increase in sales volumes in December 2021 compared to December 2020, partially offset by a decrease in income taxes receivable associated with the receipt of a $962 million refund related to our U.S. federal income tax return for 2020; and

- The increase in accounts payable was primarily due to an increase in crude oil and other feedstock prices combined with an increase in related volumes purchased in December 2021 compared to December 2020.

Cash flows related to interest and income taxes were as follows (in millions):

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest paid in excess of amount capitalized, including interest on finance leases | $ 562 | $ 570 | $ 598 |
| Income taxes paid (refunded), net (see Note 15) | 3,494 | 3,288 | (842) |

Supplemental cash flow information related to our operating and finance leases was as follows (in millions):

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2023 | | 2022 | | 2021 | |
| | Operating Leases | Finance Leases | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | | | |
| Operating cash flows | $ 428 | $ 107 | $ 395 | $ 83 | $ 397 | $ 72 |
| Investing cash flows | — | — | — | — | 1 | — |
| Financing cash flows | — | 250 | — | 180 | — | 135 |
| Changes in lease balances resulting from new and modified leases (a) | 396 | 157 | 178 | 660 | 451 | 378 |

_____

(a) Noncash activity for the year ended December 31, 2022 primarily included approximately $500 million for a finance lease ROU asset and related liability recognized in connection with the completion of the DGD Port Arthur Plant described in Note 5.

There were no significant noncash investing and financing activities during the years ended December 31, 2023, 2022, and 2021, except as noted in the table above.

## 19. FAIR VALUE MEASUREMENTS

*General*

GAAP requires or permits certain assets and liabilities to be measured at fair value on a recurring or nonrecurring basis in our balance sheets, and those assets and liabilities are presented below under "*Recurring Fair Value Measurements*" and "*Nonrecurring Fair Value Measurements*." Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period. Assets and liabilities measured at fair value on a nonrecurring basis, such as the impairment of property, plant and equipment, are measured at fair value in particular circumstances.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in our balance sheets is presented below under "*Financial Instruments*."

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

- *Level 1* – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- *Level 3* – Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or our own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

**VALERO ENERGY CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)**

*Recurring Fair Value Measurements*

The following tables present information (in millions) about our assets and liabilities recognized at their fair values in our balance sheets categorized according to the fair value hierarchy of the inputs utilized by us to determine the fair values as of December 31, 2023 and 2022.

We have elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. We have no derivative contracts that are subject to master netting arrangements that are reflected gross in our balance sheets.

| | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Fair Value Hierarchy** | | | **Total Gross Fair Value** | **Effect of Counterparty Netting** | **Effect of Cash Collateral Netting** | **Net Carrying Value on Balance Sheet** | **Cash Collateral Paid or Received Not Offset** |
| | **Level 1** | **Level 2** | **Level 3** | | | | | |
| **Assets** | | | | | | | | |
| Commodity derivative contracts | $ 803 | $ — | $ — | $ 803 | $ (642) | $ (66) | $ 95 | $ — |
| Investments of certain benefit plans | 76 | — | 4 | 80 | n/a | n/a | 80 | n/a |
| Investments in AFS debt securities | 36 | 75 | — | 111 | n/a | n/a | 111 | n/a |
| Total | $ 915 | $ 75 | $ 4 | $ 994 | $ (642) | $ (66) | $ 286 | |
| **Liabilities** | | | | | | | | |
| Commodity derivative contracts | $ 643 | $ — | $ — | $ 643 | $ (642) | $ (1) | $ — | $ (67) |
| Blending program obligations | — | 58 | — | 58 | n/a | n/a | 58 | n/a |
| Physical purchase contracts | — | 6 | — | 6 | n/a | n/a | 6 | n/a |
| Foreign currency contracts | 7 | — | — | 7 | n/a | n/a | 7 | n/a |
| Total | $ 650 | $ 64 | $ — | $ 714 | $ (642) | $ (1) | $ 71 | |

| | December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Fair Value Hierarchy** | | | **Total Gross Fair Value** | **Effect of Counter-party Netting** | **Effect of Cash Collateral Netting** | **Net Carrying Value on Balance Sheet** | **Cash Collateral Paid or Received Not Offset** |
| | **Level 1** | **Level 2** | **Level 3** | | | | | |
| **Assets** | | | | | | | | |
| Commodity derivative contracts | $ 830 | $ — | $ — | $ 830 | $ (705) | $ (8) | $ 117 | $ — |
| Physical purchase contracts | — | 4 | — | 4 | n/a | n/a | 4 | n/a |
| Investments of certain benefit plans | 72 | — | 6 | 78 | n/a | n/a | 78 | n/a |
| Investments in AFS debt securities | 56 | 165 | — | 221 | n/a | n/a | 221 | n/a |
| Total | $ 958 | $ 169 | $ 6 | $1,133 | $ (705) | $ (8) | $ 420 | |
| | | | | | | | | |
| **Liabilities** | | | | | | | | |
| Commodity derivative contracts | $ 705 | $ — | $ — | $ 705 | $ (705) | $ — | $ — | $ (149) |
| Blending program obligations | — | 55 | — | 55 | n/a | n/a | 55 | n/a |
| Physical purchase contracts | — | 4 | — | 4 | n/a | n/a | 4 | n/a |
| Foreign currency contracts | 2 | — | — | 2 | n/a | n/a | 2 | n/a |
| Total | $ 707 | $ 59 | $ — | $ 766 | $ (705) | $ — | $ 61 | |

A description of our assets and liabilities recognized at fair value along with the valuation methods and inputs we used to develop their fair value measurements are as follows:

- Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on our results of operations and cash flows as discussed in Note 20. These contracts are measured at fair value using a market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

- Physical purchase contracts represent the fair value of fixed-price corn purchase contracts. The fair values of these purchase contracts are measured using a market approach based on quoted prices from the commodity exchange or an independent pricing service and are categorized in Level 2 of the fair value hierarchy.

- Investments of certain benefit plans consist of investment securities held by trusts for the purpose of satisfying a portion of our obligations under certain U.S. nonqualified benefit plans. The plan assets categorized in Level 1 of the fair value hierarchy are measured at fair value using a market approach based on quoted prices from national securities exchanges. The plan assets categorized in Level 3 of the fair value hierarchy represent insurance contracts, the fair value of which is provided by the insurer.

- Investments in AFS debt securities consist primarily of commercial paper and U.S. government treasury bills and have maturities within one year. The securities categorized in Level 1 are measured at fair value using a market approach based on quoted prices from national securities exchanges, and the securities categorized in Level 2 are measured at fair value using a market approach based on quoted prices from independent pricing services. The amortized cost basis of the securities approximates fair value. Realized and unrealized gains and losses were de minimis for the years ended December 31, 2023 and 2022.

- Blending program obligations represent our liability for the purchase of compliance credits needed to satisfy our blending obligations under the Renewable and Low-Carbon Fuel Programs. The blending program obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based on quoted prices from an independent pricing service.

- Foreign currency contracts consist of foreign currency exchange and purchase contracts and foreign currency swap agreements related to our foreign operations to manage our exposure to exchange rate fluctuations on transactions denominated in currencies other than the local (functional) currencies of our operations. These contracts are valued based on quoted foreign currency exchange rates and are categorized in Level 1 of the fair value hierarchy.

*Nonrecurring Fair Value Measurements*

As discussed in Note 6, we concluded that our Lakota ethanol plant was impaired as of December 31, 2022, which resulted in an asset impairment loss of $61 million. The fair value of the Lakota ethanol plant was determined using a combination of the income and market approaches and was classified in Level 3. We employed a probability-weighted approach to possible future cash flow scenarios, including the use of peer company metrics and comparison to a recent sales transaction.

There were no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2023 and 2022, except as noted above.

*Financial Instruments*

Our financial instruments include cash and cash equivalents, investments in AFS debt securities, receivables, payables, debt obligations, operating and finance lease obligations, commodity derivative contracts, and foreign currency contracts. The estimated fair values of cash and cash equivalents, receivables, payables, and operating and finance lease obligations approximate their carrying amounts; the carrying value and fair value of debt is shown in the table below (in millions).

| | | December 31, 2023 | | December 31, 2022 | |
| --- | --- | --- | --- | --- | --- |
| | Fair Value Hierarchy | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial liabilities: | | | | | |
| Debt (excluding finance lease obligations) | Level 2 | $ 9,218 | $ 9,109 | $ 9,241 | $ 8,902 |

Investments in AFS debt securities, commodity derivative contracts, and foreign currency contracts are recognized at their fair values as shown in "*Recurring Fair Value Measurements*" above.

## 20. PRICE RISK MANAGEMENT ACTIVITIES

*General*

We are exposed to market risks primarily related to the volatility in the price of commodities, foreign currency exchange rates, and the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. We enter into derivative instruments to manage some of these risks, including derivative instruments related to the various commodities we purchase or produce, and foreign currency exchange and purchase contracts, as described below under "*Risk Management Activities by Type of Risk.*" These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 19), as summarized below under "*Fair Values of Derivative Instruments.*" The effect of these derivative instruments on our income and other comprehensive income (loss) is summarized below under "*Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss).*"

*Risk Management Activities by Type of Risk*

   **Commodity Price Risk**

We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn), the products we produce, and natural gas used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, such as futures and options. Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that is periodically reviewed with our Board and/or relevant Board committee.

We primarily use commodity derivative instruments as cash flow hedges and economic hedges. Our objectives for entering into each type of hedge is described below.

- *Cash flow hedges* – The objective of our cash flow hedges is to lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

- *Economic hedges* – Our objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

As of December 31, 2023, we had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, as well as commodity derivative instruments related to the physical purchase of corn at a fixed price. The information presents the notional volume of outstanding contracts by type of instrument and year of maturity (volumes in thousands of barrels, except natural gas contracts that are presented in millions of British thermal units and corn contracts that are presented in thousands of bushels).

| | Notional Contract Volumes by Year of Maturity |
| --- | --- |
| | **2024** |
| Derivatives designated as cash flow hedges: | |
| Refined petroleum products: | |
| Futures – long | 1,925 |
| Futures – short | 8,821 |
| | |
| Derivatives designated as economic hedges: | |
| Crude oil and refined petroleum products: | |
| Futures – long | 98,244 |
| Futures – short | 94,194 |
| Natural gas: | |
| Futures – long | 1,595,000 |
| Corn: | |
| Futures – long | 47,135 |
| Futures – short | 63,660 |
| Physical contracts – long | 15,679 |

#### Foreign Currency Risk

We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of our operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. These contracts are not designated as hedging instruments for accounting purposes and therefore are classified as economic hedges. As of December 31, 2023, we had foreign currency contracts to purchase $622 million of U.S. dollars. These commitments matured on or before January 25, 2024.

#### Renewable and Low-Carbon Fuel Programs Price Risk

We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. Some of these contracts are derivative instruments; however, we elect the normal purchase exception and do not record these contracts at their fair values. The Renewable and Low-Carbon Fuel Programs require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual quotas. To the degree we are unable to blend at the required quotas, we must purchase compliance credits (primarily RINs). For the years ended December 31, 2023, 2022, and 2021, the cost of meeting our credit obligations under the Renewable and Low-Carbon Fuel Programs was $1.3 billion, $1.5 billion, and $2.1 billion, respectively, which are reflected in cost of materials and other.

*Fair Values of Derivative Instruments*

The following table provides information about the fair values of our derivative instruments as of December 31, 2023 and 2022 (in millions) and the line items in our balance sheets in which the fair values are reflected. See Note 19 for additional information related to the fair values of our derivative instruments.

As indicated in Note 19, we net fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following table, however, is presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts:

| | Balance Sheet Location | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|---|
| | | Asset Derivatives | Liability Derivatives | Asset Derivatives | Liability Derivatives |
| Derivatives designated as hedging instruments: | | | | | |
| Commodity contracts | Receivables, net | $ 141 | $ 34 | $ 61 | $ 44 |
| | | | | | |
| Derivatives not designated as hedging instruments: | | | | | |
| Commodity contracts | Receivables, net | $ 662 | $ 609 | $ 769 | $ 661 |
| Physical purchase contracts | Inventories | — | 6 | 4 | 4 |
| Foreign currency contracts | Accrued expenses | — | 7 | — | 2 |
| Total | | $ 662 | $ 622 | $ 773 | $ 667 |

*Market Risk*

Our price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. We closely monitor and manage our exposure to market risk on a daily basis in accordance with policies that are periodically reviewed with our Board and/or relevant Board committee. Market risks are monitored by our risk control group to ensure compliance with our stated risk management policy. We do not require any collateral or other security to support derivative instruments into which we enter. We also do not have any derivative instruments that require us to maintain a minimum investment-grade credit rating.

*Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss)*

The following table provides information about the gain (loss) recognized in income and other comprehensive income (loss) due to fair value adjustments of our cash flow hedges (in millions):

| Derivatives in Cash Flow Hedging Relationships | Location of Gain (Loss) Recognized in Income on Derivatives | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2023 | 2022 | 2021 |
| Commodity contracts: | | | | |
| Gain (loss) recognized in other comprehensive income (loss) | n/a | $ 82 | $ (292) | $ (44) |
| Loss reclassified from accumulated other comprehensive loss into income | Revenues | (8) | (286) | (46) |

For cash flow hedges, no component of any derivative instrument's gain or loss was excluded from the assessment of hedge effectiveness for the years ended December 31, 2023, 2022, and 2021. For the years ended December 31, 2023, 2022, and 2021, cash flow hedges primarily related to forecasted sales of renewable diesel. As of December 31, 2023, the estimated deferred after-tax gain that is expected to be reclassified into revenues within the next 12 months was not material. The changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2023, 2022, and 2021 are described in Note 11.

The following table provides information about the gain (loss) recognized in income on our derivative instruments with respect to our economic hedges and our foreign currency hedges and the line items in our statements of income in which such gains (losses) are reflected (in millions):

| Derivatives Not Designated as Hedging Instruments | Location of Gain (Loss) Recognized in Income on Derivatives | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2023 | 2022 | 2021 |
| Commodity contracts | Revenues | $ (27) | $ (17) | $ 28 |
| Commodity contracts | Cost of materials and other | 208 | (988) | (86) |
| Commodity contracts | Operating expenses (excluding depreciation and amortization expense) | 1 | (1) | 54 |
| Foreign currency contracts | Cost of materials and other | (34) | 73 | 9 |
| Foreign currency contracts | Other income, net | — | (119) | 44 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

*Disclosure Controls and Procedures*

Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2023.

*Internal Control over Financial Reporting*

**(a) Management's Report on Internal Control over Financial Reporting.**

The management report on our internal control over financial reporting required by this item appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" on page 67 of this report, and is incorporated by reference into this item.

**(b) Attestation Report of the Independent Registered Public Accounting Firm.**

KPMG LLP's report on our internal control over financial reporting appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" beginning on page 70 of this report, and is incorporated by reference into this item.

**(c) Changes in Internal Control over Financial Reporting.**

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

*(a)* None.

*(b)* During the three months ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of Valero adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

# PART III

Information regarding our executive officers appears in PART I of this report under "INFORMATION ABOUT OUR EXECUTIVE OFFICERS." All other information required by ITEMS 10 through 14 of Form 10-K is incorporated by reference from the discussions under the following anticipated headings in our definitive proxy statement for our 2024 annual meeting of stockholders (the 2024 Proxy Statement). We expect to file the 2024 Proxy Statement with the SEC on or before March 31, 2024. No other information other than what is required to satisfy ITEMS 10 through 14 of Form 10-K is incorporated by reference into these items from the 2024 Proxy Statement.

Copies of all documents incorporated by reference, other than exhibits to such documents, will be provided without charge to each person who receives a copy of this Form 10-K upon written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In addition to the information regarding our executive officers that appears in PART I of this report under "INFORMATION ABOUT OUR EXECUTIVE OFFICERS," the disclosures under the following anticipated headings in our 2024 Proxy Statement are incorporated by reference herein:

- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees— Audit Committee—Current Audit Committee Members*;"

- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees— Audit Committee—Audit Committee Financial Experts*;"

- "*How Our Board is Structured, Governed, and Operates—How Our Director Nominees are Selected*;"

- "*Proposal No. 1—Election of directors—Information Concerning Our Director Nominees*;"

- "*Proposal No. 1—Election of directors—Nominees*;" and

- "*Miscellaneous—Governance Documents and Codes of Ethics*."

## ITEM 11. EXECUTIVE COMPENSATION

The disclosures under the following anticipated headings in our 2024 Proxy Statement are incorporated by reference herein:

- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees— Human Resources and Compensation Committee—Compensation Committee Interlocks and Insider Participation;*"

- "*How Our Board is Structured, Governed, and Operates—Overview of Our Board Committees— Human Resources and Compensation Committee—Limited Delegation of Authority;*"

- "*Compensation Discussion and Analysis*;"

- "*Human Resources and Compensation Committee Report*;"

- "*Executive Compensation*;"

- "*Director Compensation*;"

- "*Pay Ratio Disclosure*;" and

- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership —Certain Relationships and Transactions with Related Persons*."

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The disclosures under the following anticipated headings in our 2024 Proxy Statement are incorporated by reference herein:

- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership —Beneficial Ownership of Valero Securities*;" and

- "*Equity Compensation Plan Information*."

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The disclosures under the following anticipated headings in our 2024 Proxy Statement are incorporated by reference herein:

- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership —Certain Relationships and Transactions with Related Persons*;" and

- "*Additional Information—Board Independence, Related Party Matters, and Beneficial Ownership —Independence of Our Directors*."

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosures under the following anticipated heading in our 2024 Proxy Statement are incorporated by reference herein: "*KPMG LLP Fees*."

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**(a)**     **1. Financial Statements**. The following are included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Form 10-K:

|  | **Page** |
|---|---|
| Management's Report on Internal Control Over Financial Reporting | 67 |
| Reports of Independent Registered Public Accounting Firm (PCAOB ID: 185) | 68 |
| Consolidated Balance Sheets as of December 31, 2023 and 2022 | 72 |
| Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021 | 73 |
| Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021 | 74 |
| Consolidated Statements of Equity for the years ended December 31, 2023, 2022, and 2021 | 75 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021 | 76 |
| Notes to Consolidated Financial Statements | 77 |

    **2. Financial Statement Schedules and Other Financial Information**. No financial statement schedules are submitted because either they are inapplicable or because the required information is included in the consolidated financial statements or notes thereto.

    **3. Exhibits**. Filed as part of this Form 10-K are the following exhibits:

**Index to Exhibits**

3.01 — Amended and Restated Certificate of Incorporation of Valero Energy Corporation, formerly known as Valero Refining and Marketing Company–incorporated by reference to Exhibit 3.1 to Valero's Registration Statement on Form S-1 (SEC File No. 333-27013) filed May 13, 1997.

3.02 — Certificate of Amendment (July 31, 1997) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.03 — Certificate of Merger of Ultramar Diamond Shamrock Corporation with and into Valero Energy Corporation dated December 31, 2001–incorporated by reference to Exhibit 3.03 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.04 — Amendment (effective December 31, 2001) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.1 to Valero's current report on Form 8-K dated December 31, 2001, and filed January 11, 2002 (SEC File No. 001-13175).

3.05 — Second Certificate of Amendment (effective September 17, 2004) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.04 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2004 (SEC File No. 001-13175).

3.06 — Certificate of Merger of Premcor Inc. with and into Valero Energy Corporation effective September 1, 2005–incorporated by reference to Exhibit 2.01 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2005 (SEC File No. 001-13175).

3.07 — Third Certificate of Amendment (effective December 2, 2005) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.07 to Valero's annual report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-13175).

3.08 — Fourth Certificate of Amendment (effective May 24, 2011) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 4.8 to Valero's current report on Form 8-K dated and filed May 24, 2011 (SEC File No. 001-13175).

3.09 — Fifth Certificate of Amendment (effective May 13, 2016) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's current report on Form 8-K dated May 12, 2016, and filed May 18, 2016 (SEC File No. 001-13175).

3.10 — Amended and Restated Bylaws of Valero Energy Corporation–incorporated by reference to Exhibit 3.01 to Valero's current report on Form 8-K dated March 15, 2022 and filed March 18, 2022 (SEC File No. 001-13175).

4.01 — Indenture dated as of December 12, 1997 between Valero Energy Corporation and The Bank of New York–incorporated by reference to Exhibit 3.4 to Valero's Registration Statement on Form S-3 (SEC File No. 333-56599) filed June 11, 1998.

4.02 — Indenture (Senior Indenture) dated as of June 18, 2004 between Valero Energy Corporation and Bank of New York–incorporated by reference to Exhibit 4.7 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.03 — Form of Indenture related to subordinated debt securities–incorporated by reference to Exhibit 4.8 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.04 — Indenture dated as of March 10, 2015 between Valero Energy Corporation and U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-202635) filed March 10, 2015.

4.05 — Indenture, dated as of November 30, 2016, between Valero Energy Partners LP, as issuer, and U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.1 to Valero Energy Partners LP's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration File No. 333-208052) filed November 30, 2016.

4.06 — First Supplemental Indenture (with Parent Guarantee), dated as of January 10, 2019, among Valero Energy Partners LP, as issuer; Valero Energy Corporation, as parent guarantor; and U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.2 to Valero's current report on Form 8-K dated and filed January 10, 2019 (SEC File No. 001-13175).

4.07 — Specimen Certificate of Common Stock–incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.08 — Description of Valero Energy Corporation common stock, $0.01 par value–incorporated by reference to Exhibit 4.09 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.01 — Valero Energy Corporation Annual Bonus Plan, amended and restated as of February 28, 2018–incorporated by reference to Exhibit 10.01 to Valero's annual report on Form 10-K for the year ended December 31, 2017 (SEC File No. 001-13175).

+10.02 — Valero Energy Corporation 2011 Omnibus Stock Incentive Plan, amended and restated February 25, 2016–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-13175).

+10.03 — Valero Energy Corporation 2020 Omnibus Stock Incentive Plan–incorporated by reference to Appendix A to Valero's Definitive Proxy Statement on Schedule 14A, filed March 19, 2020 (SEC File No. 001-13175).

+10.04 — Amendment No. 1 to the Valero Energy Corporation 2020 Omnibus Stock Incentive Plan effective October 1, 2021–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

+10.05 — Valero Energy Corporation Deferred Compensation Plan, amended and restated as of January 1, 2008–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-13175).

+10.06 — Valero Energy Corporation Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2023–incorporated by reference to Exhibit 10.01 to Valero's quarterly report on Form 10-Q for the quarter ended June 30, 2023 (SEC File No. 001-13175).

+10.07 — Valero Energy Corporation Excess Pension Plan, as amended and restated effective December 31, 2011–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.08 — Form of Change of Control Severance Agreement (Tier I) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.15 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.09 — Form of Amendment (dated January 7, 2013) to Change of Control Severance Agreements (to eliminate excise tax gross-up benefit)–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

+10.10 — Form of Change of Control Severance Agreement (Tier II-A) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.02 to Valero's current report on Form 8-K dated November 2, 2016, and filed November 7, 2016 (SEC File No. 001-13175).

+10.11 — Schedule of Tier II-A Change of Control Agreements–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.12 — Form of Amendment (dated January 17, 2017) to Change of Control Severance Agreements, amending Section 9 thereof–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated and filed January 17, 2017 (SEC File No. 001-13175).

+10.13 — Form of Stock Option Agreement–incorporated by reference to Exhibit 10.21 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.14 — Form of Performance Stock Option Agreement–incorporated by reference to Exhibit 10.21 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

+10.15 — Form of Restricted Stock Agreement (2020 and 2021 grants)–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.16 — Long-Term Incentive Agreement dated as of December 18, 2019, between Valero Energy Corporation and R. Lane Riggs–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.17 — Form of Stock Unit Award Agreement for Non-Employee Directors (standard)–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated April 30, 2019, and filed May 1, 2019 (SEC File No. 001-13175).

+10.18 — Form of Stock Unit Award Agreement for Non-Employee Directors (with one-year hold provision)–incorporated by reference to Exhibit 10.02 to Valero's current report on Form 8-K dated April 30, 2019, and filed May 1, 2019 (SEC File No. 001-13175).

10.19 — Fifth Amended and Restated Revolving Credit Agreement, dated as of November 22, 2022, among Valero Energy Corporation, as Borrower; JPMorgan Chase Bank, N.A., as Administrative Agent; and the lenders named therein–incorporated by reference to Exhibit 99.1 to Valero's current report on Form 8-K dated November 22, 2022, and filed November 22, 2022 (SEC File No. 001-13175).

+10.20 — Form of Amended and Restated Performance Share Agreement (2020 grant–second and third tranches)–incorporated by reference to Exhibit 10.01 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2021 (SEC File No. 001-13175).

+10.21 — Form of Performance Share Agreement (2021 grant–second tranche and 2022 grant–first tranche)–incorporated by reference to Exhibit 10.02 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2021 (SEC File No. 001-13175).

+10.22 — Form of Amended and Restated Performance Share Agreement (2021 grant–third tranche)–incorporated by reference to Exhibit 10.01 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2023 (SEC File No. 001-13175).

+10.23 — Form of Amended and Restated Performance Share Agreement (2022 grant–second and third tranches)–incorporated by reference to Exhibit 10.02 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2023 (SEC File No. 001-13175).

+10.24 — Form of Restricted Stock Agreement (current)–incorporated by reference to Exhibit 10.26 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

+10.25 — Form of Performance Share Agreement (2023 grant and current)–incorporated by reference to Exhibit 10.03 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2023 (SEC File No. 001-13175).

+10.26 — Form of Aircraft Time Sharing Agreement–incorporated by reference to Exhibit 10.04 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2023 (SEC File No. 001-13175).

*21.01 — Valero Energy Corporation subsidiaries.

22.01 — Subsidiary Issuer of Guaranteed Securities–incorporated by reference to Exhibit 22.01 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

*23.01 — Consent of KPMG LLP dated February 22, 2024.

*24.01 — Power of Attorney dated February 22, 2024 (on the signature page of this Form 10-K).

*31.01 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal executive officer.

*31.02 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal financial officer.

**32.01 — Section 1350 Certifications (under Section 906 of the Sarbanes-Oxley Act of 2002).

*97.01 — Executive Compensation Clawback Policy.

***101.INS — Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

***101.SCH — Inline XBRL Taxonomy Extension Schema Document.

***101.CAL — Inline XBRL Taxonomy Extension Calculation Linkbase Document.

***101.DEF — Inline XBRL Taxonomy Extension Definition Linkbase Document.

***101.LAB — Inline XBRL Taxonomy Extension Label Linkbase Document.

***101.PRE — Inline XBRL Taxonomy Extension Presentation Linkbase Document.

***104 — Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

\*     Filed herewith.

\*\*     Furnished herewith.

\*\*\*     Submitted electronically herewith.

\+     Identifies management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto.

Pursuant to paragraph 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted from the foregoing listing of exhibits, and hereby agrees to furnish to the SEC upon its request, copies of certain instruments, each relating to debt not exceeding 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis.

**ITEM 16. FORM 10-K SUMMARY**

None.

# SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**VALERO ENERGY CORPORATION**
(Registrant)

By:     /s/ R. Lane Riggs

*(R. Lane Riggs)*
*Chief Executive Officer*
*and President*

Date: February 22, 2024

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. Lane Riggs, Jason W. Fraser, and Richard J. Walsh, or any of them, each with power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent amendments and supplements to this annual report on Form 10-K, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby qualifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ R. Lane Riggs<br>(R. Lane Riggs) | Chief Executive Officer and President,<br>Director<br>(Principal Executive Officer) | February 22, 2024 |
| /s/ Jason W. Fraser<br>(Jason W. Fraser) | Executive Vice President<br>and Chief Financial Officer<br>(Principal Financial and Accounting Officer) | February 22, 2024 |
| /s/ Joseph W. Gorder<br>(Joseph W. Gorder) | Executive Chairman of the Board | February 22, 2024 |
| /s/ Fred M. Diaz<br>(Fred M. Diaz) | Director | February 22, 2024 |
| /s/ H. Paulett Eberhart<br>(H. Paulett Eberhart) | Director | February 22, 2024 |
| /s/ Marie A. Ffolkes<br>(Marie A. Ffolkes) | Director | February 22, 2024 |
| /s/ Kimberly S. Greene<br>(Kimberly S. Greene) | Director | February 22, 2024 |
| /s/ Deborah P. Majoras<br>(Deborah P. Majoras) | Director | February 22, 2024 |
| /s/ Eric D. Mullins<br>(Eric D. Mullins) | Director | February 22, 2024 |
| /s/ Donald L. Nickles<br>(Donald L. Nickles) | Director | February 22, 2024 |
| /s/ Robert A. Profusek<br>(Robert A. Profusek) | Director | February 22, 2024 |
| /s/ Randall J. Weisenburger<br>(Randall J. Weisenburger) | Director | February 22, 2024 |
| /s/ Rayford Wilkins, Jr.<br>(Rayford Wilkins, Jr.) | Director | February 22, 2024 |



One Valero Way San Antonio, Texas 78249
www.valero.com